Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266076

PROXY STATEMENT/PROSPECTUS

To the Stockholders of CatchMark Timber Trust, Inc.:

The board of directors of PotlatchDeltic Corporation (“PotlatchDeltic”) and the board of directors of CatchMark Timber Trust, Inc. (“CatchMark”) have each unanimously approved a combination of PotlatchDeltic and CatchMark to bring together two complementary owners and operators of timberlands.

PotlatchDeltic and CatchMark, together with certain of their subsidiaries, entered into an agreement and plan of merger on May 29, 2022. In the proposed transaction, CatchMark stockholders will receive 0.230 shares of PotlatchDeltic common stock, par value $1.00 per share (“PotlatchDeltic common stock”), for each share of CatchMark Class A common stock, par value $0.01 per share (“CatchMark common stock”), that they own. The exchange ratio described above is fixed and will not be adjusted to reflect stock price changes prior to closing. PotlatchDeltic common stock is traded on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “PCH,” and CatchMark common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “CTT.” Based on the closing price of PotlatchDeltic common stock on Nasdaq of $56.02 on May 27, 2022, the last trading day before public announcement of the proposed transaction, the exchange ratio represented approximately $12.88 in PotlatchDeltic common stock for each share of CatchMark common stock. Based on the closing price of PotlatchDeltic common stock on Nasdaq of $49.69 on August 1, 2022, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio represented approximately $11.43 in PotlatchDeltic common stock for each share of CatchMark common stock.

The combination of CatchMark and PotlatchDeltic will be accomplished through a first-step merger of CatchMark with and into Horizon Merger Sub 2022, LLC (“Merger Sub”), a wholly owned subsidiary of PotlatchDeltic, with Merger Sub continuing as the surviving entity (the “Company Merger”), followed by a second-step merger of CatchMark Timber Operating Partnership, L.P. (the “Partnership”) with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). Following the Mergers, each share of CatchMark common stock and each common partnership unit of the Partnership (each a “Partnership OP Unit”) (other than (x) CatchMark common stock and Partnership OP Units owned by CatchMark, the Partnership or any of their respective wholly owned subsidiaries and (y) CatchMark common stock and Partnership OP Units owned by PotlatchDeltic, Merger Sub or any of their respective wholly owned subsidiaries, which CatchMark common stock and Partnership OP Units will be canceled) will be converted into the right to receive 0.230 validly issued, fully paid and non-assessable shares of PotlatchDeltic common stock or the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock. The obligations of the parties to effect the Mergers are subject to the satisfaction or waiver of certain customary conditions set forth in the merger agreement (including the approval of CatchMark’s stockholders).

Upon completion of the Mergers, former CatchMark stockholders and former Partnership unitholders will own approximately 14% of the then outstanding shares of PotlatchDeltic common stock, based on the number of shares of PotlatchDeltic common stock outstanding as of August 1, 2022 and the number of shares of CatchMark common stock and Partnership OP Units, including Partnership OP Units issuable upon conversion of Partnership LTIP Units, outstanding as of August 1, 2022. In connection with the Mergers, based on the outstanding shares of CatchMark common stock and Partnership OP Units, including Partnership OP Units issuable upon conversion of Partnership LTIP Units as of August 1, 2022, we anticipate that PotlatchDeltic will issue a total of approximately 11,540,441 shares of PotlatchDeltic common stock, including (a) approximately 11,333,289 shares of PotlatchDeltic common stock to be issued in exchange for the outstanding shares of CatchMark common stock in the Company Merger; and (b) 207,152 shares of PotlatchDeltic common stock to be issued in exchange for the Partnership OP Units in the Partnership Merger, which includes up to 179,826 shares of PotlatchDeltic common stock to be issued in exchange for Partnership LTIP Units.

The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes, and accordingly, assuming the Company Merger so qualifies, CatchMark stockholders generally will not recognize any gain or loss for

U.S. federal income tax purposes on the surrender of their shares of CatchMark common stock and receipt of PotlatchDeltic common stock, except with respect to cash they may receive in lieu of any fractional shares of PotlatchDeltic common stock.

CatchMark will hold a special meeting, virtually, via live webcast on the Internet, of its stockholders to vote on proposals to approve (1) the Company Merger, (2) the compensation that will be paid or may become payable to CatchMark’s named executive officers in connection with the Mergers, and (3) one or more adjournments of the special meeting to another date, time or place, if necessary, to solicit additional proxies in favor of the proposal to approve the Company Merger. The record date for determining the stockholders entitled to receive notice of, and to vote at, the CatchMark special meeting is the close of business on August 10, 2022. The Mergers cannot be completed unless, among other matters, CatchMark stockholders approve the Company Merger on the terms and conditions set forth in the merger agreement by the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

This proxy statement/prospectus contains important information about PotlatchDeltic, CatchMark, the Mergers, the merger agreement and the CatchMark special meeting. This document is also a prospectus for shares of PotlatchDeltic common stock that will be issued to CatchMark stockholders, holders of Partnership OP Units, and holders of awards under CatchMark equity incentive plans, including Partnership LTIP Units to be converted into Partnership OP Units pursuant to the merger agreement. We encourage you to read this proxy statement/prospectus and the annexes and documents incorporated herein by reference carefully before voting, including the section entitled “Risk Factors” beginning on page 28.

Your vote is very important, regardless of the number of shares of CatchMark common stock you own. Whether or not you plan to attend the CatchMark special meeting, please authorize a proxy to vote your shares as promptly as possible to make sure that your shares of CatchMark common stock are represented at the CatchMark special meeting. Please review this proxy statement/prospectus for more complete information regarding the Mergers and the CatchMark special meeting.

The CatchMark board of directors (the “CatchMark Board”) unanimously recommends that the CatchMark stockholders vote “FOR” the proposal to approve the Company Merger contemplated by the merger agreement and described herein, which approval is necessary to complete the Company Merger.

The CatchMark Board, after receiving advice from CatchMark’s Compensation Committee, and after due and careful discussion and consideration, has unanimously recommended that the stockholders vote their shares to approve, by a non-binding, advisory vote at the special meeting, the compensation that will be paid or may become payable to CatchMark’s named executive officers in connection with the Mergers. Accordingly, the CatchMark Board recommends a vote “FOR” the nonbinding, advisory proposal to approve the compensation that will be paid or may become payable to CatchMark’s named executive officers in connection with, or following, the Mergers.

The CatchMark Board also unanimously recommends that the CatchMark stockholders vote “FOR” the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary, to solicit additional proxies in favor of the proposal to approve the Company Merger.

Sincerely,

Douglas D. Rubenstein

Chairman of the Board

CatchMark Timber Trust, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the Mergers or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated August 10, 2022, and is first being mailed to CatchMark stockholders on or about August 12, 2022.

CATCHMARK TIMBER TRUST, INC.

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 13, 2022

To the Stockholders of CatchMark Timber Trust, Inc.:

A special meeting of the stockholders of CatchMark Timber Trust Inc. (“CatchMark”), will be held virtually, via live webcast on the Internet, at www.meetnow.global/MYXL76K on September 13, 2022, commencing at 10:00 a.m., Eastern Time, to consider and vote upon the following matters:

1.

a proposal to approve the merger of CatchMark with and into Horizon Merger Sub 2022, LLC (“Merger Sub”), a wholly owned subsidiary of PotlatchDeltic Corporation (“PotlatchDeltic”), with Merger Sub continuing as the surviving entity (the “Company Merger”), pursuant to which each outstanding share of CatchMark Class A common stock, par value $0.01 per share (the “CatchMark common stock”) (other than (x) CatchMark common stock owned by CatchMark, CatchMark Timber Operating Partnership, L.P. (the “Partnership”) or any of their respective wholly owned subsidiaries and (y) CatchMark common stock owned by PotlatchDeltic, Merger Sub or any of their respective wholly owned subsidiaries, which, in each case, such shares of CatchMark common stock will be canceled) will be converted into the right to receive 0.230 shares of PotlatchDeltic common stock, par value $1.00 per share (“PotlatchDeltic common stock”), pursuant to, and on the terms and conditions set forth in, the Agreement and Plan of Merger, dated as of May 29, 2022, as it may be amended from time to time, by and among PotlatchDeltic, Merger Sub, CatchMark and the Partnership (the “merger agreement,” a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice) (the “Company Merger Proposal”);

2.

a non-binding advisory proposal to approve certain compensation that will be paid or may become payable to the named executive officers of CatchMark in connection with the Company Merger and the other transactions contemplated by the merger agreement (the “CatchMark Compensation Proposal”); and

3.

a proposal to approve one or more adjournments of the CatchMark special meeting to another date, time or place, if necessary, to solicit additional proxies in favor of the proposal to approve the Company Merger on the terms and conditions set forth in the merger agreement (the “CatchMark Adjournment Proposal”).

CatchMark does not expect to transact any other business at the CatchMark special meeting or any adjournment or postponement thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the CatchMark special meeting. The board of directors of CatchMark (the “CatchMark Board”) has fixed the close of business on August 10, 2022, as the record date for the determination of CatchMark’s stockholders entitled to receive notice of, and to vote at, the CatchMark special meeting and any adjournments or postponements of the CatchMark special meeting. Only holders of record of CatchMark common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the CatchMark special meeting.

CatchMark stockholders may attend the CatchMark special meeting, submit questions, and vote their shares via the Internet during the meeting by visiting www.meetnow/global/MYXL76K. To enter the CatchMark special meeting, CatchMark stockholders must visit www.meetnow/global/MYXL76K and use the control number that is printed on their proxy cards. Once a CatchMark stockholder has entered the meeting, the stockholder will be able to vote using the control number and security code that is printed on its proxy card. CatchMark recommends that CatchMark stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on September 13, 2022.

Approval of the Company Merger Proposal requires the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal. If you do not vote on the Company Merger Proposal, this will have the same effect as a vote by you against the approval of such proposal. The Company Merger and the other transactions contemplated by the merger agreement cannot be completed without the approval by CatchMark’s stockholders of the Company Merger Proposal.

Approval of the CatchMark Compensation Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Approval of the CatchMark Adjournment Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

The CatchMark Board has unanimously approved the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement and unanimously recommends that the CatchMark stockholders vote FOR the Company Merger Proposal, FOR the CatchMark Compensation Proposal, and FOR the CatchMark Adjournment Proposal.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the CatchMark special meeting, please authorize a proxy to vote your shares as promptly as possible to make sure that your shares are represented at the CatchMark special meeting. If CatchMark stockholders of record return properly executed proxies but do not indicate how their shares of CatchMark common stock should be voted on a proposal, the shares of CatchMark common stock represented by their properly executed proxy will be voted as the CatchMark Board recommends and, therefore, FOR the Company Merger Proposal, FOR the CatchMark Compensation Proposal, and FOR the CatchMark Adjournment Proposal. Even if you plan to attend the CatchMark special meeting in person (via the Internet), we urge you to submit your proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) completing, signing, dating and returning the enclosed proxy card in the accompanying postage-paid envelope prior to the CatchMark special meeting to ensure that your shares will be represented and voted at the CatchMark special meeting. Submitting a proxy will assure that your vote is counted at the CatchMark special meeting if you do not virtually attend in person (via the Internet).

If your shares of CatchMark common stock are held in “street name” by your bank, broker or other nominee, only your bank, broker or other nominee can vote your shares of CatchMark common stock and the vote cannot be cast unless you provide specific instructions to your bank, broker or other nominee on how to vote. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct your bank, broker or other nominee to vote your shares of CatchMark common stock. You may revoke your proxy at any time before it is voted at the CatchMark special meeting. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the Company Merger, the other transactions contemplated by the merger agreement and the CatchMark special meeting.

This notice and the enclosed proxy statement/prospectus are first being mailed to CatchMark stockholders on or about August 12, 2022.

By Order of the Board of Directors of

CatchMark Timber Trust, Inc.,

Lesley H. Solomon

General Counsel and Secretary

Atlanta, Georgia

August 10, 2022

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about PotlatchDeltic and CatchMark from other documents that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

Documents incorporated by reference are also available to CatchMark stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

PotlatchDeltic Corporation 601 West First Avenue, Suite 1600 Spokane, Washington 99201 Attention: Investor Relations (509) 835-1500 www.potlatchdeltic.com	CatchMark Timber Trust, Inc. 5 Concourse Parkway, Suite 2650 Atlanta, Georgia 30328 Attention: Investor Relations (855) 858-9794 www.catchmark.com

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than September 6, 2022.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by PotlatchDeltic (File No. 333-266076) with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of PotlatchDeltic for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of PotlatchDeltic common stock to be issued to (i) CatchMark stockholders in exchange for shares of CatchMark common stock, (ii) holders of awards under CatchMark equity incentive plans, including Partnership LTIP Units to be converted into Partnership OP Units pursuant to the merger agreement and (iii) holders of Partnership OP Units. This proxy statement/prospectus also constitutes a proxy statement for CatchMark for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, it constitutes a notice of meeting with respect to the CatchMark special meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 10, 2022. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to CatchMark stockholders nor the issuance by PotlatchDeltic of shares of its common stock to CatchMark stockholders, holders of Partnership OP Units and holders of awards under CatchMark equity incentive plans, including Partnership LTIP Units to be converted into Partnership OP Units pursuant to the merger agreement, will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding PotlatchDeltic has been provided by PotlatchDeltic and information contained in this proxy statement/prospectus regarding CatchMark has been provided by CatchMark.

i

ii

LEGAL MATTERS	176

EXPERTS	176

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS	176

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE	177

INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	F-1

Annex A: Agreement and Plan of Merger	A-1

Annex B: Opinion of Stifel, Nicolaus & Company, Incorporated (CatchMark’s Financial Advisor)	B-1

iii

DEFINED TERMS

The following terms are used throughout this proxy statement/prospectus. Unless stated otherwise, the terms set forth below, whenever used in this proxy statement/prospectus, have the following meanings:

•	“BofA Securities” means BofA Securities, Inc., financial advisor to PotlatchDeltic.

•	“CatchMark” means CatchMark Timber Trust, Inc.

•	“CatchMark Board” means the board of directors of CatchMark.

•	“CatchMark Bylaws” means the Amended and Restated Bylaws of CatchMark, as amended.

•	“CatchMark Charter” means the Sixth Articles of Amendment and Restatement of CatchMark, as amended.

•	“CatchMark common stock” means CatchMark Class A common stock, par value $0.01 per share.

•	“CatchMark parties” means CatchMark and the Partnership.

•	“Company Designated Director” means one (1) member of the CatchMark Board appointed to the PotlatchDeltic Board.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“Company Merger” means a first-step merger of CatchMark with and into Merger Sub.

•	“Company Merger effective time” means 11:59 p.m. (New York time) on the closing date.

•	“company recommendation” means the recommendation of the CatchMark Board that the CatchMark stockholders vote in favor of the approval of the Company Merger.

•	“D.F. King” means D.F. King & Co. Inc., proxy solicitor for CatchMark.

•	“DGCL” means the Delaware General Corporation Law, as amended.

•	“DLLCA” means the Delaware Limited Liability Company Act, as amended.

•	“DRULPA” means the Delaware Revised Uniform Limited Liability Partnership Act, as amended.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Excluded Shares” means CatchMark common stock held by the CatchMark parties, the PotlatchDeltic parties or any of their respective wholly owned subsidiaries.

•	“Excluded OP Units” means Partnership OP Units held by the CatchMark parties, the PotlatchDeltic parties or any of their respective wholly owned subsidiaries.

•	“GAAP” means U.S. generally accepted accounting principles.

•	“King & Spalding” means King & Spalding LLP, legal counsel to CatchMark.

•	“merger agreement” means the Agreement and Plan of Merger, dated as of May 29, 2022, as it may be amended from time to time, by and among PotlatchDeltic, Merger Sub, CatchMark and the Partnership.

•	“Merger Consideration” means 0.230 validly issued, fully paid and non-assessable shares of PotlatchDeltic common stock.

•	“Mergers” means the Company Merger and the Partnership Merger.

•	“Merger Sub” means Horizon Merger Sub 2022, LLC.

•	“MGCL” means the Maryland General Corporation Law, as amended.

•	“Nasdaq” means the Nasdaq Global Select Market.

•	“notice period” means three (3) business days.

•	“NYSE” means the New York Stock Exchange.

•	“Partnership” means CatchMark Timber Operating Partnership, L.P.

•	“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership.

•	“Partnership LTIP Unit” means a limited partnership interest in the Partnership designated as an “LTIP Unit” under the Partnership Agreement.

•	“Partnership Merger” means a second-step merger of Partnership with and into Merger Sub.

•	“Partnership Merger effective time” means immediately following the Company Merger.

•	“Partnership OP Unit” means common partnership unit of the Partnership.

•	“Perkins Coie” means Perkins Coie LLP, legal counsel to PotlatchDeltic.

•	“PotlatchDeltic” means PotlatchDeltic Corporation.

•	“PotlatchDeltic Board” means the board of directors of PotlatchDeltic.

•	“PotlatchDeltic Bylaws” means the bylaws of PotlatchDeltic.

•	“PotlatchDeltic Certificate of Incorporation” means PotlatchDeltic’s Third Restated Certificate of Incorporation.

•	“PotlatchDeltic common stock” means PotlatchDeltic common stock, par value $1.00 per share.

•	“PotlatchDeltic parties” means PotlatchDeltic and Merger Sub.

•	“PotlatchDeltic significant subsidiary” means each significant subsidiary of PotlatchDeltic designated in the disclosure schedules.

•	“REIT” means a real estate investment trust within the meaning of Subchapter M of Chapter 1 of Subtitle A of the Code.

•	“Restructuring Consideration” means an interest in an “UPREIT” or “DownREIT” partnership of the Combined Company.

•	“R&H” means Rogers & Hardin LLP, initial legal counsel to the independent directors of CatchMark.

•	“SEC” means the Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“SGR” means Smith, Gambrell and Russell LLP, legal counsel to the independent directors of CatchMark following the combination of R&H and SGR.

•	“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP, tax legal counsel to PotlatchDeltic.

•	“Stifel” means Stifel, Nicolaus & Company, Incorporated, financial advisor to CatchMark.

•	“qualifying termination” means a termination of CatchMark’s named executive officers without “cause” or due to the named executive officer’s resignation for “good reason.”

QUESTIONS AND ANSWERS

The following are answers to some questions that CatchMark stockholders may have regarding the proposed combination of PotlatchDeltic and CatchMark. PotlatchDeltic and CatchMark urge you to read this entire proxy statement/prospectus carefully, including the Annexes, and the documents incorporated by reference into this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you.

Q:	What is the proposed transaction?

A:

PotlatchDeltic and CatchMark have entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, PotlatchDeltic will acquire CatchMark in two steps: (i) first, in the Company Merger, CatchMark will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and as a wholly owned subsidiary of PotlatchDeltic, (ii) thereafter, in the Partnership Merger, the Partnership will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and remaining a wholly owned subsidiary of PotlatchDeltic.

Q:	What will happen in the proposed transaction?

A:

At the Company Merger effective time, each issued and outstanding share of CatchMark common stock as of immediately before the Company Merger effective time (other than (x) CatchMark common stock owned by CatchMark or the Partnership (together with CatchMark, the “CatchMark parties”) or any of their respective wholly owned subsidiaries and (y) CatchMark common stock owned by PotlatchDeltic or Merger Sub (together with PotlatchDeltic, the “PotlatchDeltic parties”) or any of their respective wholly owned subsidiaries (collectively, the “Excluded Shares”), which, in each case, such shares of CatchMark common stock will be canceled) will be automatically converted into the right to receive 0.230 shares of PotlatchDeltic common stock (the “Merger Consideration”), without interest, plus the right to receive cash in lieu of fractional shares, upon the terms and subject to the conditions set forth in the merger agreement.

At the Company Merger effective time, each issued and outstanding restricted share of CatchMark common stock will vest (at maximum performance to the extent applicable) and will be automatically converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, less applicable taxes and withholding.

At the Partnership Merger effective time, (i) the general partner interests in the Partnership as of immediately prior to the Partnership Merger effective time will be canceled and no payment will be made with respect thereto, (ii) each Partnership OP Unit that is issued and outstanding immediately prior to the Partnership Merger effective time (other than (x) Partnership OP Units owned by either of the CatchMark parties or any of their respective wholly owned subsidiaries and (y) Partnership OP Units owned by either of the PotlatchDeltic parties or any of their respective wholly owned subsidiaries (the “Excluded OP Units”), which, in each case, such Partnership OP Units will be canceled) will automatically be converted into the right to receive the Merger Consideration, without interest, but subject to any withholding under applicable tax law, plus the right to receive cash in lieu of fractional shares.

At the Partnership Merger effective time, (i) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such Partnership LTIP Unit, and (ii) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into a Partnership OP Unit pursuant to the Partnership Agreement and will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

After the Mergers are completed, the shares of CatchMark common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

See “The Merger Agreement—Merger Consideration; Effects of the Mergers” beginning on page 115 for detailed descriptions of the Merger Consideration and treatment of CatchMark’s securities.

Q:	What happens if the market price of shares of PotlatchDeltic common stock or CatchMark common stock changes before the closing of the Mergers?

A:

No change will be made to the exchange ratio of 0.230 if the market price of shares of PotlatchDeltic common stock or CatchMark common stock changes before the closing of the Mergers. As a result, the market value of the consideration to be received by CatchMark stockholders in the Company Merger and Partnership OP unitholders in the Partnership Merger will increase or decrease depending on the market price of shares of PotlatchDeltic common stock at the effective time of the Mergers.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The CatchMark Board is using this proxy statement/prospectus to solicit proxies of CatchMark stockholders in connection with seeking approval of the Company Merger on the terms and conditions set forth in the merger agreement (the “Company Merger Proposal”). In addition, PotlatchDeltic is using this proxy statement/prospectus as a prospectus for CatchMark stockholders because PotlatchDeltic is offering shares of PotlatchDeltic common stock to be issued in connection with the Mergers. The Mergers cannot be completed unless the holders of shares of CatchMark common stock vote to approve the Company Merger on the terms and conditions set forth in the merger agreement.

CatchMark will hold a meeting of its stockholders to obtain approval of the Company Merger Proposal and to consider other proposals as described elsewhere in this proxy statement/prospectus.

This proxy statement/prospectus contains important information about the Company Merger Proposal and the other proposals being voted on at the CatchMark special meeting and you should read it carefully. The enclosed voting materials allow you to vote your CatchMark common stock without attending the special meeting.

Your vote is important. You are encouraged to submit your proxy as promptly as possible.

Q:	Am I being asked to vote on any other proposals at the special meeting in addition to the Company Merger proposal?

A:	At the CatchMark special meeting, CatchMark stockholders will be asked to consider and vote upon the following additional proposals:

•

A non-binding advisory proposal to approve certain compensation that will be paid or may become payable to the named executive officers of CatchMark in connection with the Company Merger and the other transactions contemplated by the merger agreement (the “CatchMark Compensation Proposal”); and

•

A proposal to approve one or more adjournments of the CatchMark special meeting to another date, time or place, if necessary, to solicit additional proxies in favor of the proposal to approve the Company Merger on the terms and conditions set forth in the merger agreement (the “CatchMark Adjournment Proposal”).

Q:	Why are PotlatchDeltic and CatchMark proposing the Mergers?

A:

Among other reasons, because if completed, the Mergers are expected to provide a number of significant potential strategic opportunities and benefits, including resulting in the Combined Company having diversified timberland ownership of approximately 2.2 million acres with approximately 70% located in southern markets in Alabama, Georgia, Arkansas, Mississippi, Louisiana, and South Carolina, allowing the Combined Company to capture immediate and substantial cost synergies, and the Combined Company will be aligned with robust industry fundamentals. To review the reasons of the CatchMark Board for the Mergers in greater detail, see “The Mergers—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers” beginning on page 62.

Q:	Who will be the board of directors and management of the Combined Company?

A:

There will be no change to the current members of the PotlatchDeltic Board or executive officers as a result of the Mergers, except that an additional director chosen by CatchMark from the CatchMark Board will be appointed to the PotlatchDeltic Board as of the closing of the Mergers. The CatchMark Board has designated James M. DeCosmo as the CatchMark designated director to be appointed to the PotlatchDeltic Board.

Q:	Will PotlatchDeltic and CatchMark continue to pay dividends or other distributions prior to the closing of the Mergers?

A:	Yes.

The merger agreement permits the payment of (i) regular quarterly cash distributions by PotlatchDeltic at a quarterly rate not to exceed $0.44 per share of PotlatchDeltic common stock, (ii) distributions by any PotlatchDeltic significant subsidiary to PotlatchDeltic or PotlatchDeltic significant subsidiary that is, directly or indirectly, wholly owned by PotlatchDeltic, (iii) distributions by any PotlatchDeltic significant subsidiary that is not wholly owned, directly or indirectly, by PotlatchDeltic, including any PotlatchDeltic subsidiary REIT, in accordance with the requirements of the organizational documents of such PotlatchDeltic significant subsidiary and (iv) any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

The merger agreement permits the payment of (i) regular quarterly cash distributions by CatchMark at a quarterly rate not to exceed $0.075 per share of CatchMark common stock, (ii) regular distributions that are required to be made in respect of the Partnership LTIP Units and Partnership OP Units in connection with any dividends paid on the CatchMark common stock, (iii) distributions by any CatchMark subsidiary to CatchMark, the Partnership or any CatchMark subsidiary that is, directly or indirectly, wholly owned by CatchMark, (iv) distributions by any CatchMark subsidiary that is not wholly owned, directly or indirectly, by CatchMark, in accordance with the requirements of the organizational documents of such CatchMark subsidiary and (v) any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

The timing of quarterly dividends will be coordinated by PotlatchDeltic and CatchMark so that if either PotlatchDeltic stockholders or CatchMark stockholders receive a dividend for any particular quarter prior to the closing date, the stockholders of the other entity will also receive a dividend for that quarter prior to the closing date.

Q:	When and where is the special meeting of the CatchMark stockholders?

A:	The CatchMark special meeting will be held virtually, via live webcast on the Internet at www.meetnow.global/MYXL76K on September 13, 2022, commencing at 10:00 a.m., Eastern Time.

Even if you plan to virtually attend the CatchMark special meeting, CatchMark recommends that you vote your shares in advance (as described under “How can I vote my shares without attending the CatchMark special meeting” below) so that your vote will be counted if you later decide not to or become unable to attend the CatchMark special meeting. Shares held in “street name” through a bank, broker or other nominee may be voted in person (via the Internet) by you only if you obtain a signed “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares.

Q:	Who can vote at the CatchMark special meeting?

A:

All holders of shares of CatchMark common stock of record as of the close of business on August 10, 2022, the record date for determining stockholders entitled to notice of and to vote at the CatchMark special meeting, are entitled to receive notice of and to vote at the CatchMark special meeting. As of the record date, there were 49,275,171 shares of CatchMark common stock outstanding and entitled to vote at the CatchMark special meeting, held by approximately 1,304 holders of record. If shares of CatchMark common stock are held in the name of a bank, broker or other nominee, CatchMark stockholders must obtain a “legal proxy,” in PDF or Image (gif, jpg, or png) file format, from the organization that holds their shares giving them the right to vote their shares at the special meeting and by presenting it with their online ballot during the meeting. Each outstanding share of CatchMark common stock is entitled to one vote on each proposal presented at the CatchMark special meeting.

Q:	What constitutes a quorum?

A:

To constitute a quorum for the conduct of the CatchMark special meeting, there must be present at the CatchMark special meeting in person or by proxy stockholders entitled to cast a majority of all the votes entitled to be cast. If you authorize a proxy but fail to provide voting instructions or abstain on any of the proposals listed on the proxy card, your shares will be counted for purpose of determining whether a quorum is present at the CatchMark special meeting. If your shares are held in “street name” by your bank, broker or other nominee and you do not tell the nominee how to vote your shares, these shares will not be counted for purposes of determining whether a quorum is present for the transaction of business at the CatchMark special meeting.

Q:	What vote is required to approve the proposals?

A:	The proposals to be voted upon at the CatchMark special meeting require the following votes in order to be approved:

•

Approval of the Company Merger Proposal requires the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

•	Approval of the CatchMark Compensation Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

•	Approval of the CatchMark Adjournment Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Q:	How does the CatchMark Board recommend that CatchMark stockholders vote on the proposals?

A:

The CatchMark Board has unanimously approved the merger agreement, the Mergers and the other transactions contemplated by the merger agreement and recommends that the CatchMark stockholders vote FOR the Company Merger Proposal, FOR the CatchMark Compensation Proposal, and FOR the CatchMark Adjournment Proposal.

For a more complete description of the recommendation of the CatchMark Board, see “The Mergers—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers” beginning on page 62.

Q:	Do any of CatchMark’s named executive officers or directors have interests in the Mergers that may differ from those of CatchMark stockholders?

A:

CatchMark’s named executive officers and directors have interests in the Mergers that are different from, or in addition to, their interests as CatchMark stockholders. The members of the CatchMark Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the Mergers, and in recommending that CatchMark stockholders vote FOR the Company Merger Proposal. For a description of these interests, see the section entitled “The Mergers—Interests of CatchMark’s Directors and Named Executive Officers in the Mergers” beginning on page 83.

Q:	Are there any conditions to closing of the Mergers that must be satisfied for the Mergers to be completed?

A:

In addition to the approval of the CatchMark stockholders of the Company Merger on the terms and conditions set forth in the merger agreement, there are a number of customary conditions that must be satisfied or waived for the Mergers to be consummated. For a description of all of the conditions to the Mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 137.

Q:	Are there risks associated with the Mergers that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Mergers that are discussed in this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 28.

Q:	If I do not vote for a proposal, what effect will that have?

A:

If you are a CatchMark stockholder, failure to vote, abstentions and broker non-votes will have the same effect as votes AGAINST the Company Merger Proposal. Failure to vote, abstentions and broker non-votes will have no effect on (i) the CatchMark Compensation Proposal, or (ii) the CatchMark Adjournment Proposal.

Q:	Will my rights as a stockholder of CatchMark change as a result of the Company Merger?

A:

Yes. CatchMark stockholders will have different rights following the Company Merger effective time due to the differences between the governing documents and governing laws of PotlatchDeltic and CatchMark. For more information regarding the differences in stockholder rights, see “Comparison of Rights of PotlatchDeltic Stockholders and CatchMark Stockholders” beginning on page 147.

Q:	When are the Mergers expected to be completed?

A:

PotlatchDeltic and CatchMark expect to complete the Mergers as soon as reasonably practicable following satisfaction of all of the required conditions. If the CatchMark stockholders approve the Company Merger and if the other conditions to closing the Mergers are satisfied or waived, it is currently expected that the Mergers will be completed in the third quarter of 2022. However, there is no guarantee that the conditions to closing the Mergers will be satisfied or that the Mergers will close.

Q:	What are the principal U.S. federal income tax consequences of the Company Merger to U.S. Holders of shares of CatchMark common stock?

A:

The parties intend for the Company Merger to qualify as a reorganization under Section 368(a) of the Code. It is a condition to PotlatchDeltic’s obligation to complete the Company Merger that PotlatchDeltic receive an opinion from Skadden, tax counsel to PotlatchDeltic, to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to CatchMark’s obligation to complete the Company Merger that CatchMark receive an opinion from King & Spalding, tax counsel to CatchMark, to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. On the basis of the foregoing opinions, a U.S. Holder (as defined on page 92) of CatchMark will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Company Merger, except with respect to cash received in lieu of fractional shares.

The particular consequences of the Company Merger to each common stockholder of CatchMark depend on such holder’s particular facts and circumstances. CatchMark stockholders are urged to consult their tax advisors to understand fully the consequences to them of the Company Merger in their specific circumstances. A more detailed discussion of the U.S. federal income tax considerations relevant to the Company Merger can be found in the section entitled “The Mergers—Material United States Federal Income Tax Consequences of the Company Merger” beginning on page 92 of this proxy statement/prospectus.

Q.	What happens if the CatchMark Compensation Proposal is not approved?

A.

Approval, on a non-binding advisory basis, of compensation that will be paid or may become payable to the named executive officers of CatchMark in connection with the Company Merger is not a condition to completion of the Mergers. Because the vote regarding merger-related compensation is advisory only, it will not be binding on either CatchMark or PotlatchDeltic regardless of whether the Mergers are completed. Accordingly, if the Mergers are completed, the merger-related compensation will become payable in connection with the Mergers and a qualifying termination of employment, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the non-binding advisory proposal.

Q:	Are CatchMark stockholders entitled to appraisal rights?

A:

No. CatchMark stockholders are not entitled to exercise appraisal rights in connection with the Mergers. See “The Merger Agreement—Merger Consideration; Effects of the Mergers—Appraisal Rights” beginning on page 117 for more information.

Q:	How can I vote my shares in person (via the Internet) at the CatchMark special meeting?

A:

Record holders. Shares held directly in your name as the holder of record of CatchMark may be voted in person (via the Internet) at the virtual CatchMark special meeting. To enter the CatchMark special meeting and vote your shares in person (via the Internet) visit www.meetnow.global/MYXL76K and use the control number that is printed on your proxy card. Once you have entered the meeting, you will be able to vote using the control number and security code that is printed on your proxy card.

Shares in “street name.” Shares held in “street name” through a bank, broker or other nominee may be voted in person (via the Internet) by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares. If you choose to vote your shares in person (via the Internet) at the CatchMark special meeting, please follow the voting instructions provided by your bank, broker, or other nominee. Even if you plan to attend the virtual CatchMark special meeting in person (via the Internet), CatchMark recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the CatchMark special meeting.

Additional information on attending the CatchMark special meeting can be found under the section entitled “The CatchMark Special Meeting” beginning on page 43.

Q:	How can I vote my shares without attending the CatchMark special meeting?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at the CatchMark special meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker, or other nominee. Additional information on voting procedures can be found under the section entitled “The CatchMark Special Meeting” beginning on page 43.

Q:	How will my proxy be voted?

A:

All shares of CatchMark common stock entitled to vote and represented by properly completed proxies received prior to the CatchMark special meeting, and not revoked, will be voted at the CatchMark special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of CatchMark common stock should be voted on a matter, the shares of CatchMark common stock represented by your proxy will be voted as the CatchMark Board recommends and, therefore:

•	FOR the Company Merger Proposal;

•	FOR the CatchMark Compensation Proposal; and

•	FOR the CatchMark Adjournment Proposal.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the CatchMark special meeting. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the Corporate Secretary of CatchMark, in time to be received before the CatchMark special meeting, stating that you would like to revoke your proxy;

•

by completing, signing and dating another proxy card and returning it by mail in time to be received before the CatchMark special meeting, or by submitting a later-dated proxy by the Internet or telephone in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•

by attending the CatchMark special meeting and voting in person (via the Internet). Simply attending the CatchMark special meeting (via the Internet) without voting will not revoke your proxy or change your vote.

If your shares of CatchMark common stock are held in an account at a bank, broker or other nominee and you desire to change your vote or vote in person, you should contact your bank, broker or other nominee for instructions on how to do so.

Q:	What does it mean if I receive more than one set of voting materials for the CatchMark special meeting?

A:

You may receive more than one set of voting materials for the CatchMark special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of CatchMark common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of CatchMark common stock. If you are a holder of record and your shares of CatchMark common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Will a proxy solicitor be used?

A:

Yes. CatchMark has engaged D.F. King & Co. Inc. (“D.F. King”) to assist in the solicitation of proxies for the CatchMark special meeting, and CatchMark estimates it will pay D.F. King a fee of approximately $17,500. CatchMark has also agreed to reimburse D.F. King for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation. In addition to mailing proxy solicitation material, CatchMark’s directors, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to CatchMark’s directors, officers or employees for such services.

Q:	Who can answer my questions?

A:

If you have any questions about the Mergers or how to submit your proxy or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

CatchMark Timber Trust, Inc.

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

Attention: Investor Relations

(855) 858-9794

info@catchmark.com

Proxy Solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Toll-free: (866) 416-0576

Banks and Brokers: (212) 269-5550

Email: CTT@dfking.com

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the Mergers and the other transactions contemplated by the merger agreement, you are encouraged to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the Mergers and the CatchMark special meeting. See also the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Parties to the Merger

PotlatchDeltic Corporation (See page 41)

601 West First Avenue, Suite 1600

Spokane, WA 99201

(509) 835-1500

PotlatchDeltic Corporation is a leading timberland REIT with operations in seven states where it owns approximately 1.8 million acres of timberland. PotlatchDeltic also owns six sawmills and an industrial grade plywood mill, a residential and commercial real estate development business, and a rural timberland sales program. In 2021, PotlatchDeltic generated approximately $1.337 billion in revenue and as of December 31, 2021, had 1,299 employees. PotlatchDeltic, formerly known as Potlatch Corporation (“Potlatch”) and also formerly known as Potlatch Holdings, Inc., was incorporated in Delaware in September 2005 to facilitate a restructuring to qualify for treatment as a real estate investment trust, or REIT, for federal income tax purposes. It is the successor to the business of the original Potlatch Corporation, which was incorporated in Maine in 1903. On February 20, 2018, Deltic Timber Corporation (“Deltic”) merged into a wholly owned subsidiary of Potlatch. Following the merger with Deltic, Potlatch changed its name to PotlatchDeltic Corporation.

PotlatchDeltic’s common stock is listed on Nasdaq under the symbol “PCH.”

Additional information about PotlatchDeltic and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

Horizon Merger Sub 2022, LLC (See page 41)

601 West First Avenue, Suite 1600

Spokane, WA 99201

(509) 835-1500

Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, is a Delaware limited liability company organized on May 27, 2022 for the purpose of effecting the Mergers. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P. (See page 41)

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

(855) 858-9794

CatchMark Timber Trust, Inc., a Maryland corporation, owns and operates timberlands located in the U.S. and has elected to be taxed as a REIT for federal income tax purposes. CatchMark acquires, owns, operates, manages, and disposes of timberland properties directly, through wholly owned subsidiaries, or through joint ventures. As of December 31, 2021, CatchMark held wholly owned interests in 369,700 acres of high-quality industrial timberlands located in the U.S. South, consisting of 14.6 million tons of merchantable timber inventory. CatchMark timberlands have been intensively managed for sustainable commercial timber production and are located within attractive and desirable fiber baskets encompassing a diverse group of pulp, paper and wood products manufacturing facilities. CatchMark is structured as an umbrella partnership REIT under which substantially all of CatchMark’s current and future business is conducted through the operating partnership, CatchMark Timber Operating Partnership, L.P. As of June 30, 2022, CatchMark owned approximately 99.76% of the outstanding equity interests in the Partnership. As the sole general partner of the Partnership, CatchMark has the full, exclusive and complete responsibility for the Partnership and discretion in its day-to-day management and control.

CatchMark common stock is listed on the NYSE, trading under the symbol “CTT.”

Additional information about CatchMark and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

The Combined Company (See page 42)

References to the “Combined Company” are to PotlatchDeltic after the effective time of the Mergers. The Combined Company will continue to be named “PotlatchDeltic Corporation,” and will be a Delaware corporation. The Combined Company after the completion of the Mergers is expected to have a total market capitalization of approximately $4 billion (based on the closing price of PotlatchDeltic common stock on August 1, 2022 of $49.69 per share). The Combined Company will own approximately 2.2 million acres of diversified timberlands including 626,000 acres in Idaho and over 1.5 million acres in southern markets in Alabama, Georgia, Arkansas, Mississippi, Louisiana, and South Carolina.

The common stock of the Combined Company will continue to be listed on Nasdaq, trading under the symbol “PCH.” The Combined Company’s principal executive offices will continue to be located at 601 West First Avenue, Suite 1600, Spokane, Washington 99201, and its telephone number will remain (509) 835-1500.

The Mergers

The Merger Agreement (See page 114)

The PotlatchDeltic parties and the CatchMark parties have entered into the merger agreement attached as Annex A to this proxy statement/prospectus, which is incorporated herein by reference. PotlatchDeltic and CatchMark encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the Mergers and the other transactions contemplated by the merger agreement.

The Mergers (See page 49)

Upon the terms and subject to the conditions set forth in the merger agreement, CatchMark and PotlatchDeltic will combine through a two-step process:

•	first, in the Company Merger, CatchMark will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of PotlatchDeltic; and

•

thereafter, in the Partnership Merger, the Partnership will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and remaining a wholly owned subsidiary of PotlatchDeltic.

Merger Consideration (See page 115)

Company Merger. In the Company Merger, each issued and outstanding share of CatchMark common stock immediately prior to the Company Merger effective time (other than the Excluded Shares, which will be canceled) will automatically be converted into the right to receive 0.230 validly issued, fully paid and non-assessable shares of PotlatchDeltic common stock, plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock.

In the Company Merger, each issued and outstanding restricted share of CatchMark common stock will vest (at maximum performance to the extent applicable) and will be automatically converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, less applicable taxes and withholding.

Partnership Merger. In the Partnership Merger, (i) the general partner interests in the Partnership as of immediately prior to the Partnership Merger effective time will be canceled and no payment will be made with respect thereto, (ii) each Partnership OP Unit that is issued and outstanding immediately prior to the Partnership Merger effective time (other than Excluded OP Units, which will be canceled) will automatically be converted into the right to receive 0.230 validly issued, fully paid and non-assessable shares of PotlatchDeltic common stock, without interest, but subject to any withholding under applicable tax law, plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock and (iii) (a) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such Partnership LTIP Unit, and (b) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit pursuant to the Partnership Agreement, and will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

In connection with the conversion of the Partnership OP Units into the Merger Consideration described above, PotlatchDeltic has agreed to pay holders of such converted Partnership OP Units a tax gross-up payment in an amount equal to the lesser of (i) the amount of U.S. federal and state income taxes that would be payable in the aggregate by the holders of the converted Partnership OP Units on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the tax gross-up payment), assuming each such holder is an individual resident for tax purposes in Georgia and subject to the highest combined marginal U.S. federal and Georgia state income tax rates and taking into account the character of the income or gain (e.g., short-term or long-term capital gain), or (ii) $11,000,000 in the aggregate. The aggregate tax gross-up payment will be equitably allocated among the holders of Partnership OP Units and Partnership LTIP Units. Instead of making the tax gross-up payment, PotlatchDeltic may elect, in its sole discretion, to consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the

Partnership Merger, receive an interest in an “UPREIT” or “DownREIT” partnership of the Combined Company (the “Restructuring Consideration”), rather than the Merger Consideration, in a tax-deferred transaction on such terms as are mutually acceptable to PotlatchDeltic and CatchMark.

The CatchMark Special Meeting (See page 43)

CatchMark has agreed to hold a special meeting for the purpose of voting upon the approval of the Company Merger and other related matters. The CatchMark Board recommends that the CatchMark stockholders approve the Company Merger and has agreed to use its reasonable best efforts to solicit the approval of the Company Merger at the CatchMark special meeting. The CatchMark special meeting will be held virtually via live webcast on the Internet at www.meetnow.global/MYXL76K on September 13, 2022, commencing at 10:00 a.m., Eastern Time.

At the CatchMark special meeting, the CatchMark stockholders will be asked to consider and vote upon the following matters:

1.	the Company Merger Proposal;

2.	the CatchMark Compensation Proposal; and

3.	the CatchMark Adjournment Proposal.

Approval of the Company Merger Proposal requires the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

Approval of the CatchMark Compensation Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Approval of the CatchMark Adjournment Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

At the close of business on the record date, directors and executive officers of CatchMark were entitled to vote 688,266 shares of CatchMark common stock, or approximately 1.40% of the CatchMark common stock issued and outstanding on that date. CatchMark currently expects that all CatchMark directors and executive officers will vote their shares of CatchMark common stock in favor of the Company Merger Proposal as well as the other proposals to be considered at the CatchMark special meeting, although none of them is contractually obligated to do so.

Your vote as a CatchMark stockholder is very important. Regardless of whether you plan to attend the CatchMark special meeting in person (via the Internet), please authorize a proxy to vote your shares as soon as possible by following the voting procedures described on the proxy card or by following the voting instructions provided by your bank, broker or other nominee (if you hold your shares in street name).

Recommendation of the CatchMark Board of Directors (See page 43)

The CatchMark Board has unanimously approved the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement. The CatchMark Board made its determination after consultation with its legal and financial advisors and consideration of numerous factors.

The CatchMark Board unanimously recommends that the CatchMark stockholders vote:

•	FOR the Company Merger Proposal;

•	FOR the CatchMark Compensation Proposal; and

•	FOR the CatchMark Adjournment Proposal.

Opinion of CatchMark’s Financial Advisor (See page 71 and Annex B)

CatchMark engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) to act as financial advisor to CatchMark in connection with the proposed merger transaction. As part of that engagement, the CatchMark Board, in its capacity as such, requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received by holders of shares of CatchMark common stock (other than the Excluded Shares) pursuant to the merger agreement. At a meeting of the CatchMark Board held on May 29, 2022, Stifel delivered to the CatchMark Board its oral opinion, which opinion was subsequently confirmed by the delivery of a written opinion, dated May 29, 2022, that, as of the date of such opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of the written opinion of Stifel, dated May 29, 2022, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of Stifel’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. CatchMark stockholders are urged to read the opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stifel in connection with its opinion. Stifel’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CatchMark Board (in its capacity as such) in connection with its consideration of the financial terms of the Company Merger. The opinion addressed only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) to such holders. It does not address the underlying business decision of CatchMark to engage in the Company Merger or enter into the merger agreement or constitute a recommendation to the CatchMark Board in connection with the Company Merger, and it does not constitute a recommendation to any holder of CatchMark common stock or any stockholder of any other entity as to how to vote in connection with the Company Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should exercise any appraisal or dissenters’ rights or enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Company Merger. See “The Mergers—Opinion of CatchMark’s Financial Advisor.”

Treatment of the CatchMark Equity Awards (See page 82)

As of the Company Merger effective time, all outstanding issuance and forfeiture conditions with respect to restricted shares of CatchMark common stock under the CatchMark equity plans will be deemed satisfied in full and on a fully vested basis (at maximum performance, to the extent applicable) and such vested shares will automatically be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, less applicable taxes and withholding. Also, immediately prior to the Partnership Merger effective time, (a) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such Partnership LTIP Unit, and (b) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit pursuant to the Partnership Agreement and will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

Directors and Management of the Combined Company Following the Mergers (See page 115).

Pursuant to the merger agreement, at the time the Mergers become effective, the PotlatchDeltic Board will be expanded from nine (9) directors to ten (10) directors, consisting of nine (9) directors from PotlatchDeltic and one (1) director from CatchMark as selected by the CatchMark Board. The director selected by CatchMark to join the expanded PotlatchDeltic Board is James M. DeCosmo. Mr. DeCosmo will join the class of PotlatchDeltic directors who will be up for re-election at the PotlatchDeltic 2023 annual meeting of stockholders. PotlatchDeltic has agreed in the merger agreement that it will cause Mr. DeCosmo to be renominated for election at the 2023 annual meeting of PotlatchDeltic stockholders for a three-year term and will use reasonable best efforts to have Mr. DeCosmo so reelected. Michael J. Covey, the current Executive Chairperson of PotlatchDeltic, will remain as Executive Chairperson of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers. Eric J. Cremers, the current President and Chief Executive Officer of PotlatchDeltic, will remain as President and Chief Executive Officer of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers.

Interests of CatchMark’s Directors and Named Executive Officers in the Mergers (See page 83)

In considering the recommendation of the CatchMark Board to approve the Company Merger Proposal, CatchMark stockholders should be aware that CatchMark’s directors and named executive officers have interests in the transaction that may be different from, or in addition to, the interests of CatchMark stockholders generally, including potential severance benefits, treatment of outstanding CatchMark equity awards in connection with the transaction, and rights to ongoing indemnification and insurance coverage.

On March 11, 2021, CatchMark entered into an amended and restated employment agreement with Mr. Brian Davis, CatchMark’s President and Chief Executive Officer, which entitles him to additional compensation if he is terminated for a qualifying termination in connection with a change in control. Additionally, each other executive officer of CatchMark is covered by CatchMark’s Change in Control Severance Protection Plan, which will entitle such executive officer to additional compensation if such executive officer is terminated for a qualifying termination in connection with a change in control.

Additionally, under the terms of the merger agreement and as described above, (i) as of the Company Merger effective time, all outstanding issuance and forfeiture conditions with respect to outstanding restricted shares of CatchMark common stock held by executive officers will be deemed satisfied in full and on a fully vested basis (at maximum performance, to the extent applicable) and such vested shares will automatically be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, less applicable taxes and withholding, (ii) immediately prior to the Partnership Merger effective time, (a) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such Partnership LTIP Unit, and (b) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit pursuant to the Partnership Agreement and such Partnership OP Unit will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, and (iii) in connection with the conversion of Partnership OP Units into the right to receive the Merger Consideration, PotlatchDeltic may pay holders (including executive officers) of such converted Partnership OP Units a tax gross-up payment as described in further detail in the section entitled “The Merger Agreement—Merger Consideration; Effects of the Mergers—Merger Consideration,” beginning on page 115.

The CatchMark Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and declare advisable the Company Merger and the other transactions contemplated by the merger agreement, and in recommending to CatchMark stockholders that the Company Merger be approved.

These interests are discussed in more detail in the section entitled “The Mergers—Interests of CatchMark’s Directors and Named Executive Officers in the Mergers,” beginning on page 83.

Listing of PotlatchDeltic Common Stock; Delisting and Deregistration of CatchMark Common Stock (See page 112)

It is a condition to each party’s obligation to complete the Mergers that the shares of PotlatchDeltic common stock to be issued in connection with the Mergers be approved for listing on Nasdaq, subject to official notice of issuance. PotlatchDeltic has agreed to use its commercially reasonable efforts to have the application for the listing of the PotlatchDeltic common stock to be issued in connection with the Mergers accepted by Nasdaq as promptly as is practicable following submission of its listing application. After the Mergers are completed, the CatchMark common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Litigation Relating to the Mergers (See page 112)

One putative stockholder class action lawsuit has been filed by a purported CTT stockholder challenging the Mergers and the disclosures made in connection with the Mergers. The lawsuit seeks to enjoin CatchMark and the CatchMark Board from proceeding with the Mergers and seeks damages in the event the Mergers are consummated. Additional lawsuits arising out of the Mergers may be filed in the future.

For a more detailed description of litigation in connection with the Mergers, see “The Mergers—Litigation Relating to the Mergers” beginning on page 112 of this proxy statement/prospectus.

Stockholder Appraisal Rights in the Mergers (See page 115)

No appraisal rights or other similar rights of objecting CatchMark stockholders will be available with respect to the Mergers or the other transactions contemplated by the merger agreement.

Expected Timing of the Mergers and the Closing

The parties expect the Mergers to be completed in the third quarter of 2022. Neither CatchMark nor PotlatchDeltic can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion of the Mergers is subject to conditions and factors outside of the control of both companies, including the approval of the Company Merger by the CatchMark stockholders and the satisfaction of certain other closing conditions.

The merger agreement provides that the closing of the Mergers will take place at the offices of King & Spalding, 1180 Peachtree Street, Atlanta, Georgia 30309 on the second (2nd) business day following the date on which the last of the conditions to the closing of the Mergers has been satisfied or waived (other than those conditions that by their terms are required to be satisfied at the closing), unless otherwise agreed by the PotlatchDeltic parties and the CatchMark parties.

Conditions to Completion of the Mergers (See page 137)

The respective obligations of each of the CatchMark parties and the PotlatchDeltic parties to effect the Mergers and to consummate the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of certain customary conditions, including, among others, the approval of the Company Merger by the CatchMark stockholders, the absence of any legal prohibitions, listing of PotlatchDeltic common stock, delivery of certain tax opinions, accuracy of the other parties’ representations and warranties (subject to customary materiality qualifiers), and compliance by the other parties with their respective obligations under the merger agreement (subject to customary materiality qualifiers).

Neither CatchMark nor PotlatchDeltic can be certain when, or if, the conditions to the completion of the Mergers will be satisfied or waived, or that the Mergers will be effected. See “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 137 for more information.

Regulatory Approvals Required for the Mergers (See page 92)

The consummation of the Mergers and the other transactions contemplated by the merger agreement are not subject to the receipt of any governmental approvals or the expiration of any regulatory waiting period.

No Solicitation of Acquisition Proposals (See page 128)

The merger agreement provides that CatchMark will not, and will cause its subsidiaries and its and their respective officers and directors not to, and will instruct and use its reasonable best efforts to cause its and their respective other affiliates, officers, directors, employees or consultants or investment bankers, financial advisors, attorneys, accountants or other representatives retained by such person or entity not to, directly or indirectly:

•

solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals”);

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any non-public information or data to any person or entity relating to, an acquisition proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an acquisition proposal;

•

approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any acquisition proposal; or

•	propose or agree to do any of the foregoing.

Notwithstanding these restrictions, under certain circumstances, and to the extent that the CatchMark Board concludes in good faith, after receiving the advice of its outside legal counsel and its financial advisors, that an acquisition proposal either constitutes or would reasonably be expected to lead to a superior proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals”), CatchMark may, prior to the CatchMark special meeting, provide non-public information or data, and engage in discussions and negotiations, with respect to certain unsolicited bona fide written acquisition proposals that did not result from a breach of the merger agreement, subject to certain specified requirements.

See “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals” on page 128 for more information.

No Change of Board Recommendation; No Entry into Alternative Transactions (See page 126)

Prior to obtaining the CatchMark stockholder approval, the CatchMark Board may make a change in company recommendation (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals” beginning on page 128), if and only if:

•

(i) CatchMark has received an unsolicited bona fide written acquisition proposal that did not result from a breach of CatchMark’s non-solicitation covenant and covenants restricting the sharing of information in the merger agreement (and such proposal is not withdrawn) and the CatchMark Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such acquisition proposal constitutes a superior proposal or (ii) an intervening event (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals”) has occurred, and in the case of either clause (i) or clause (ii), the CatchMark Board concludes in good faith (after consultation with its outside counsel) that the failure to take such action would be inconsistent with their duties as directors under applicable law;

•

CatchMark gives PotlatchDeltic at least three (3) business days’ prior written notice of its intention to take such action, which notice (i) in the case of an acquisition proposal, specifies in reasonable detail the reasons for CatchMark taking such action, including the material terms and conditions of any such superior proposal that is the basis of the proposed action, which is referred to herein as a “superior proposal notice” and (ii) in the case of an intervening event, advising PotlatchDeltic that CatchMark intends to take such action and specifying in reasonable detail the reasons therefor; and

•

during such notice period, the CatchMark Board considers, and, if requested by PotlatchDeltic, engages, and causes its representatives to engage, in good faith discussions with PotlatchDeltic regarding any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic, and the CatchMark Board, following such notice period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic) that (i) in the case of both an acquisition proposal and an intervening event, the failure to do so would be inconsistent with their duties as directors under applicable law and (ii) in the case of an acquisition proposal, such acquisition proposal continues to constitute a superior proposal; provided that (1) in the event of any change to the financial terms (including the form, amount, and timing of payment of consideration) or any other material terms of such superior proposal, CatchMark will, in each case, be required to deliver to PotlatchDeltic an additional superior proposal notice and the notice period will recommence (provided that any such new notice period will be a period of two (2) business days following receipt by PotlatchDeltic of any such additional superior proposal notice and ending at 11:59 p.m. (New York time) on such second (2nd) business day and CatchMark will be required to comply with this bullet point and the immediately preceding bullet point anew (provided that the delivery of a new superior proposal notice will in no event shorten the three (3) business day duration applicable in the initial notice period and (2) if the CatchMark Board does not determine in accordance with this bullet point that such acquisition proposal is a superior proposal or does not make a change in company recommendation after an intervening event, but thereafter determines to make a change in company recommendation with respect to another acquisition proposal (whether from the same or different person or entity) or intervening event, the foregoing procedures and requirements will apply anew prior to the taking of such action.

Unless the merger agreement is terminated with respect to a superior proposal, notwithstanding a change in company recommendation, CatchMark must cause the approval of the Company Merger to be submitted to a vote of its stockholders. In addition, CatchMark may not submit to the vote of its stockholders any acquisition proposal other than the Company Merger prior to the termination of the merger agreement.

See “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals” on page 128 for more information.

Termination of the Merger Agreement (See page 139)

The merger agreement may be terminated, and the Mergers may be abandoned at any time prior to the Company Merger effective time, whether before or after the receipt of the CatchMark stockholder approval (unless otherwise specified below), under the following circumstances:

•	by mutual written consent of CatchMark and PotlatchDeltic;

•	by either CatchMark or PotlatchDeltic, by written notice to the other party, if:

•

upon the completion of voting at the CatchMark special meeting, the CatchMark stockholder approval is not obtained (except that CatchMark will not have this right to terminate if the failure to obtain the CatchMark stockholder approval was primarily caused by a material breach by either of the CatchMark parties of their respective obligations with respect to the preparation of the Form S-4 and the proxy statement/prospectus, the CatchMark special meeting, non-solicitation of acquisition proposals or making any change in company recommendation);

•

a governmental authority of competent jurisdiction has issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action has become final and non-appealable; or

•

the Mergers have not been consummated on or before 5:00 p.m. (New York time) on the date that is six (6) months after the date of the merger agreement, or November 29, 2022 (the “Drop Dead Date”) (except that this termination right will not be available to a party whose failure to comply with any provision of the merger agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before such date);

•	by CatchMark, upon written notice from CatchMark to PotlatchDeltic, if:

•

at any time prior to the receipt of the CatchMark stockholder approval, in order to enter into an acquisition agreement with respect to a superior proposal in compliance with the terms of the merger agreement (except that the merger agreement may not be so terminated unless CatchMark concurrently pays the termination fee described below); or

•

either of the PotlatchDeltic parties has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on the closing date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date (except that CatchMark will not have this right to terminate if CatchMark or the Partnership is in breach of any of its own representations, warranties, covenants or agreements set forth in the merger agreement such that the related closing conditions would not be satisfied);

•	by PotlatchDeltic, upon written notice from PotlatchDeltic to CatchMark, if:

•

prior to obtaining the CatchMark stockholder approval, a change in company recommendation has occurred (except that PotlatchDeltic will no longer have this right to terminate if and when the CatchMark stockholder approval is obtained);

•	there is a willful breach by CatchMark of the non-solicitation or change in company recommendation covenants; or

•

either of the CatchMark parties has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on the closing date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date (except that PotlatchDeltic will not have this right to terminate if PotlatchDeltic or Merger Sub is in breach of any of its own representations, warranties, covenants or agreements set forth in the merger agreement such that the related closing conditions would not be satisfied).

See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 139 for more information.

Termination Fee (See page 139)

CatchMark has agreed to pay to PotlatchDeltic a termination fee of $19,384,231 (except as described below) if the merger agreement is terminated in the following circumstances:

•	CatchMark terminates the merger agreement, at any time prior to the receipt of the CatchMark stockholder approval, to enter into an acquisition agreement with respect to a superior proposal; or

•	PotlatchDeltic terminates the merger agreement following a change in company recommendation.

Further, CatchMark has agreed to pay to PotlatchDeltic a termination fee of $19,384,231 in the following instances (provided that for purposes of the analysis below, the references to “20%” in the definition of “acquisition proposal” in the merger agreement will instead be deemed to be “50%”):

•	In the event that:

•

CatchMark receives or has received an acquisition proposal with respect to CatchMark or any CatchMark subsidiary that has been publicly announced or otherwise communicated to the CatchMark Board prior to the time of the CatchMark special meeting or, in certain circumstances, the date of termination of the merger agreement;

•

thereafter (i) CatchMark or PotlatchDeltic terminates the merger agreement as a result of the failure to obtain the CatchMark stockholder approval, (ii) CatchMark or PotlatchDeltic terminates the merger agreement as a result of the failure to complete the Mergers on or before the Drop Dead Date or (iii) PotlatchDeltic terminates the merger agreement as a result of any CatchMark party’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on the closing date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date; and

•

before the date that is twelve (12) months after the date of termination of the merger agreement, any transaction or series of related transactions included within the definition of an acquisition proposal is consummated or CatchMark or a CatchMark subsidiary enters into an acquisition agreement that is later consummated.

However, the termination fee will only be $9,692,116 if each of the following occurs:

•	the merger agreement is terminated:

•

by CatchMark prior to the receipt of the CatchMark stockholder approval in order to enter into an acquisition agreement with respect to a superior proposal from a qualified bidder in compliance with the merger agreement; or

•	by PotlatchDeltic in response to a change in company recommendation with respect to a superior proposal from a qualified bidder; and

•	the termination of the merger agreement occurred prior to the later of the following:

•	11:59 p.m. (New York time) on July 13, 2022; and

•

11:59 p.m. (New York time) on the first (1st) business day after the end of any notice period (including any extensions thereof) with respect to a superior proposal by a qualified bidder for which notice period commenced on or prior to July 13, 2022.

A bidder will be considered a qualified bidder if such bidder made an unsolicited bona fide written acquisition proposal (that did not result from a breach of the non-solicitation covenants in the merger agreement) that remains pending at 11:59 p.m. (New York time) on June 28, 2022, and that, on or prior to such date, the CatchMark Board concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constituted or would reasonably be expected to lead to a superior proposal, and subject to certain other requirements set forth in the merger agreement.

CatchMark did not receive a bona fide written acquisition proposal from any bidders, including any qualified bidders, on or prior to 11:59 p.m. (New York time) on June 28, 2022.

Remedies (See page 140)

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement by any other party and to specifically enforce the terms and provisions of the merger agreement.

Material United States Federal Income Tax Consequences of the Company Merger (See page 92)

CatchMark and PotlatchDeltic intend for the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to PotlatchDeltic’s obligation to complete the Company Merger that PotlatchDeltic receive an opinion from Skadden, tax counsel to PotlatchDeltic, to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to CatchMark’s obligation to complete the Company Merger that CatchMark receive an opinion from King & Spalding, tax counsel to CatchMark, to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and on the basis of the opinions expected to be received in connection with the Company Merger, a U.S. Holder (as defined on page 92) of CatchMark common stock will generally not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of CatchMark common stock for shares of PotlatchDeltic common stock in the Company Merger, except with respect to cash received in lieu of fractional shares. Additionally, each of CatchMark and PotlatchDeltic must provide to the other opinions from their respective counsel pertaining to the status of each as a real estate investment trust within the meaning of Subchapter M of Chapter 1 of Subtitle A of the Code (a “REIT”).

For further discussion of certain material United States federal income tax consequences of the Company Merger, see “The Mergers—Material United States Federal Income Tax Consequences of the Company Merger” beginning on page 92.

Holders of shares of CatchMark common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-United States income and other tax laws) of the Company Merger and the ownership and disposition of shares of PotlatchDeltic common stock.

Accounting Treatment of the Mergers (See page 110)

PotlatchDeltic prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”). The Mergers will be accounted for in accordance with Accounting Standards Codification 805, Business Combinations. As substantially all the fair value of the assets of CatchMark is expected to be recorded in the timber and timberlands asset group, the Mergers are expected to be accounted for as an asset acquisition. See “The Merger—Accounting Treatment” beginning on page 110 for more information.

Comparison of Rights of PotlatchDeltic Stockholders and CatchMark Stockholders (See page 145)

The rights of CatchMark stockholders are currently governed by and subject to the provisions of the Maryland General Corporation Law (“MGCL”) and the Sixth Articles of Amendment and Restatement of CatchMark, as amended (the “CatchMark Charter”), and Amended and Restated Bylaws of CatchMark, as amended (the “CatchMark Bylaws”). Upon consummation of the Mergers, the rights of the former CatchMark stockholders who receive shares of PotlatchDeltic common stock in the Company Merger will be governed by the Delaware General Corporation Law (the “DGCL”) and PotlatchDeltic’s Third Restated Certificate of Incorporation (the “PotlatchDeltic Certificate of Incorporation”) and PotlatchDeltic’s Bylaws (the “PotlatchDeltic Bylaws”), rather than the CatchMark Charter and the CatchMark Bylaws. See “Comparison of Rights of PotlatchDeltic Stockholders and CatchMark Stockholders” beginning on page 147 for more information.

Selected Historical Financial Information of PotlatchDeltic

The following selected historical financial information for each of the years during the five-year period ended December 31, 2021 and the selected balance sheet data as of December 31 for each of the years in the five-year period ended December 31, 2021 have been derived from PotlatchDeltic’s audited consolidated financial statements. The selected historical financial information for the six months ended June 30, 2022 and 2021 and the selected balance sheet data as of June 30, 2022 and 2021 have been derived from PotlatchDeltic’s unaudited interim consolidated financial statements, and in the opinion of PotlatchDeltic’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods.

You should read the selected historical financial information presented below together with the consolidated financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations of PotlatchDeltic included in PotlatchDeltic’s Annual Report on Form 10-K for the year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which are incorporated herein by reference. See also “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

	As of and for the six months ended June 30,		As of and for the years ended December 31,
(Dollars in millions — except per share amounts)	2022	2021	2021	2020	2019	2018	2017
Revenues	$770.9	$801.7	$1,337.4	$1,040.9	$827.1	$974.6	$678.6
Net income(1)(2)(3)	$284.1	$319.0	$423.9	$166.8	$55.7	$122.9	$86.5
Total assets(1)(4)	$2,871.9	$2,682.8	$2,535.2	$2,381.1	$2,235.1	$2,325.9	$953.1
Long-term debt (including current portion)(1)	$755.7	$757.9	$758.3	$757.3	$756.5	$755.4	$573.3
Total stockholders’ equity(1)(4)(5)	$1,843.6	$1,611.8	$1,526.1	$1,305.0	$1,226.8	$1,314.8	$200.5
Capital expenditures:
Property, plant & equipment	$36.8	$15.9	$38.9	$22.7	$39.2	$29.9	$12.9
Timberlands reforestation and roads	$8.4	$8.0	$16.4	$16.2	$17.7	$17.4	$15.2
Real estate development expenditures	$5.2	$4.0	$9.2	$6.7	$7.3	$5.0	$—

Total capital expenditures	$50.4	$27.9	$64.5	$45.6	$64.2	$52.3	$28.1

Net income per share:
Basic	$4.09	$4.74	$6.29	$2.48	$0.82	$2.03	$2.12
Diluted	$4.07	$4.71	$6.26	$2.47	$0.82	$1.99	$2.10
Dividends per share(5)	$0.88	$0.82	$5.67	$1.61	$1.60	$1.60	$1.53
Weighted average shares outstanding (in millions):
Basic	69.5	67.3	67.4	67.2	67.6	60.5	40.8
Diluted	69.7	67.7	67.7	67.6	67.7	61.8	41.2

(1)

In February 2018, Deltic merged into a wholly owned subsidiary of Potlatch and the combined company was renamed PotlatchDeltic. Deltic owned approximately 530,000 acres of timberland, operated two sawmills, a medium density fiberboard facility and was engaged in real estate development primarily in Arkansas. Potlatch issued $1.1 billion in equity and assumed $0.3 billion of Deltic debt to consummate the merger. Potlatch incurred merger-related costs of $22.1 million and $3.4 million in 2018 and 2017, respectively.

(2)	A tax charge of $10.7 million was recorded in 2017 to reflect the effect of tax reform on net deferred tax assets.
(3)	Pension settlement charges of $10.6 million and $31.8 million after taxes were incurred in the six months ended June 30, 2022 and the year ended December 31, 2020, respectively.
(4)

In December 2021, Loutre Land and Timber Company (“Loutre”) merged into a wholly owned subsidiary of PotlatchDeltic. Loutre owned approximately 51,000 acres of timberland in southern Arkansas and northern Louisiana. PotlatchDeltic issued $101 million in equity and assumed $6.3 million of Loutre debt to consummate the merger.

(5)	A special dividend of $4.00 per share, or $276 million, was paid in December 2021.

Selected Historical Financial Information of CatchMark

The following selected historical financial information for each of the years during the five-year period ended December 31, 2021 and the selected balance sheet data as of December 31 for each of the years in the five-year period ended December 31, 2021 have been derived from CatchMark’s audited consolidated financial statements. The selected historical financial information for the six months ended June 30, 2022 and 2021 and the selected balance sheet data as of June 30, 2022 and 2021 have been derived from CatchMark’s unaudited interim consolidated financial statements, and in the opinion of CatchMark’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods.

You should read the selected historical financial information presented below together with the consolidated financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations of CatchMark included in CatchMark’s Annual Report on Form 10-K for the year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which are incorporated herein by reference. See also “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
(Dollars in millions — except per share amounts)	2022	2021	2021	2020	2019	2018	2017
Revenues	$51.5	$59.6	$102.2	$104.3	$106.7	$97.9	$91.3
Net income (loss)	$(1.4)	$1.2	$58.4	$(17.5)	$(93.5)	$(122.0)	$(13.5)
Total assets	$515.4	$592.3	$507.3	$607.3	$663.9	$804.8	$740.2
Long-term debt (including current portion)	$300.0	$435.4	$300.0	$442.7	$458.6	$478.6	$337.6
Total stockholders’ equity	$201.0	$128.5	$181.8	$128.8	$192.6	$321.7	$402.4
Capital expenditures(1):	$3.0	$3.3	$4.9	$5.5	$4.2	$4.6	$5.6
Timberlands acquisitions and earnest money paid(2)	$2.3	$—	$—	$—	$2.0	$91.8	$52.3
Net income (loss) per share:
Basic	$(0.03)	$0.02	$1.20	$(0.36)	$(1.90)	$(2.55)	$(0.34)
Diluted	$(0.03)	$0.02	$1.20	$(0.36)	$(1.90)	$(2.55)	$(0.34)
Dividends per share	$0.15	$0.27	$0.48	$0.54	$0.54	$0.54	$0.54
Weighted average shares outstanding (in millions):
Basic	48.5	48.4	48.4	48.8	49.0	47.9	39.8
Diluted	48.5	48.5	48.5	48.8	49.0	47.9	39.8

(1)	Excludes timberlands acquisitions
(2)	Includes transaction costs

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following table presents selected unaudited pro forma condensed combined financial information about the financial condition and operating results of the Combined Company after giving effect to the Mergers and the Refinancing described in Note 4(CC) to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information assumes that the Mergers are accounted for as an asset acquisition with PotlatchDeltic treated as the acquirer. The unaudited pro forma condensed combined balance sheet data gives effect to the Mergers and

Refinancing as if they had been consummated on June 30, 2022. The unaudited pro forma condensed combined statement of operations data gives effect to the Mergers and Refinancing as if they had been consummated on January 1, 2021, the beginning of the earliest period presented. The summary unaudited pro forma condensed combined financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus, (ii) the consolidated financial statements and the related notes of both PotlatchDeltic and CatchMark contained in their respective annual reports on Form 10-K for the year ended December 31, 2021, and (iii) the consolidated financial statements and the related notes of both PotlatchDeltic and CatchMark contained in their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2022, all of which are incorporated by reference into this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements” and “Where You Can Find More Information and Incorporation by Reference.”

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. It contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties, and does not reflect what the Combined Company’s financial position or results of operations would have been had the Mergers and Refinancing been consummated as of the dates assumed for purposes of that pro forma financial information, nor does it reflect the financial position or results of operations of the Combined Company following the Mergers and Refinancing. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from expected synergies or different asset management strategies that may be derived from any integration activities. In addition, the actual value of the shares of PotlatchDeltic common stock to be issued in exchange for shares of CatchMark common stock and Partnership OP Units in connection with the Mergers will depend on the market price of shares of PotlatchDeltic common stock on the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of PotlatchDeltic common stock until the Mergers are consummated. As a result, the final purchase price, including estimated transaction costs, could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements.

	For the six months ended June 30, 2022	For the year ended December 31, 2021
	(in millions, except per share data)
Operating Data:
Revenues	$822.4	$1,447.1
Cost of goods sold	$417.2	$815.4
Operating income	$366.5	$531.3
Net income	$273.1	$424.8
Net income per common share:
Basic	$3.37	$5.38
Diluted	$3.36	$5.36

As of June 30, 2022
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$480.1
Total assets	$3,689.8
Total liabilities	$1,314.2
Total stockholders’ equity	$2,375.6

Comparative Market Price Data

PotlatchDeltic common stock is listed on Nasdaq under the symbol “PCH,” and CatchMark common stock is listed on the NYSE under the symbol “CTT.”

The following table sets forth the closing sale price per share of PotlatchDeltic common stock reported on Nasdaq and CatchMark common stock reported on the NYSE as of (1) May 27, 2022, the last trading day before the public announcement of the execution of the merger agreement and (2) August 1, 2022, the latest practicable trading date before the date of this proxy statement/prospectus. For illustrative purposes, this table also shows the estimated implied value of the Merger Consideration payable for each share of CatchMark common stock on each of the specified dates. This implied value was calculated by multiplying the closing prices per share of PotlatchDeltic common stock on those dates by the exchange ratio.

	Closing price of PotlatchDeltic common stock	Closing price of CatchMark common stock	Equivalent value of the Merger Consideration of CatchMark common stock based on price of PotlatchDeltic common stock
May 27, 2022	$56.02	$8.30	$12.88
August 1, 2022	$49.69	$11.32	$11.43

CatchMark stockholders are advised to obtain current market quotations for PotlatchDeltic common stock and CatchMark common stock. The market prices of PotlatchDeltic common stock and CatchMark common stock will fluctuate between the date of this statement/prospectus and the date of completion of the Mergers and thereafter (in the case of PotlatchDeltic common stock). No assurance can be given concerning the market price of CatchMark common stock before the Company Merger effective time or PotlatchDeltic common stock before or after the Company Merger effective time. Changes in the market price of PotlatchDeltic common stock prior to the completion of the Mergers will affect the market value of the Merger Consideration that CatchMark stockholders receive upon completion of the Mergers.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 39, CatchMark stockholders should carefully consider the following risks before deciding whether to vote for the Company Merger proposal. In addition, CatchMark stockholders should read and consider the risks associated with each of the businesses of PotlatchDeltic and CatchMark because these risks will also affect the Combined Company. Descriptions of some of these risks can be found in PotlatchDeltic’s and CatchMark’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021, in each case, as updated by any subsequently filed Quarterly Reports on Form 10-Q, each of which is incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

Risks Related to the Mergers

The exchange ratio is fixed and will not be adjusted in the event of any change in either PotlatchDeltic’s or CatchMark’s stock price.

Under the terms of the merger agreement, at the effective time of the respective Mergers, each outstanding share of CatchMark common stock and each Partnership OP Unit (other than Excluded Shares and Excluded OP Units, which will be canceled) will be converted into the right to receive 0.230 shares of PotlatchDeltic common stock. This exchange ratio of 0.230 was fixed in the merger agreement and will not be adjusted for changes in the market price of either shares of PotlatchDeltic common stock or shares of CatchMark common stock between the date of the merger agreement and the closing. Changes in the price of shares of PotlatchDeltic common stock prior to completion of the Mergers will affect the market value of the Merger Consideration that CatchMark stockholders and holders of Partnership OP Units will receive upon completion of the Mergers. Stock price changes may result from a variety of factors (many of which are beyond the control of PotlatchDeltic and CatchMark), including the following factors:

•	market reaction to the announcement of the Mergers and the prospects of the Combined Company;

•	changes in the respective businesses, operations, assets, liabilities and prospects of PotlatchDeltic, CatchMark or the Combined Company;

•	changes in market assessments of the business, operations, financial position and prospects of PotlatchDeltic, CatchMark or the Combined Company;

•	investor behavior and strategies;

•	market assessments of the likelihood that the Mergers will close;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of PotlatchDeltic common stock and CatchMark common shares;

•	federal, state and local legislation, governmental regulation, tariffs, quotas and trade agreements, and legal developments in the businesses in which PotlatchDeltic or CatchMark operate; and

•	other factors beyond the control of PotlatchDeltic and CatchMark, including those described or referred to elsewhere in this “Risk Factors” section.

The market price of shares of PotlatchDeltic common stock at the closing of the Mergers may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus, and on the date of the special meeting of CatchMark’s stockholders. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of shares of PotlatchDeltic common stock during the period from May 27, 2022, the last trading day before public announcement of the entry into the merger agreement, through August 1, 2022, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of $10.15 to a high of $12.88 for each share of CatchMark common stock and each Partnership OP Unit. Accordingly, at the time of the CatchMark special meeting of stockholders, CatchMark stockholders will not know or be able to determine the market value of the consideration they will receive upon completion of the Company Merger.

PotlatchDeltic’s stock price may be negatively impacted by risks and conditions that apply to PotlatchDeltic, which are different from the risks and conditions applicable to CatchMark.

Upon completion of the Mergers, holders of shares of CatchMark common stock and Partnership OP Units will become holders of shares of PotlatchDeltic common stock. The businesses of PotlatchDeltic differ from those of CatchMark in important respects and, accordingly, the results of operations of PotlatchDeltic after the Mergers are completed, as well as the market price of shares of PotlatchDeltic common stock, may be affected by factors different from those currently affecting or that have historically affected the independent results of operations of CatchMark. Please see PotlatchDeltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are incorporated by reference in this proxy statement/prospectus (see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177 for the location of information incorporated by reference in this proxy statement/prospectus), and the section entitled “Cautionary Statements Concerning Forward-Looking Statements” beginning on page 39 for a summary of some of the key factors that might affect PotlatchDeltic and the prices at which shares of PotlatchDeltic common stock may trade from time to time.

Failure to complete the Mergers could negatively impact the stock prices and the future business and financial results of CatchMark.

If the Mergers are not completed, the ongoing business of CatchMark may be adversely affected and CatchMark will be subject to several risks without realizing any of the benefits of having the Mergers completed, including the following:

•	the market price of CatchMark’s common stock could decline;

•

restrictions on the conduct of CatchMark’s business during the period between the day the merger agreement was executed and termination of the merger agreement may adversely affect its ability to execute certain business strategies;

•	CatchMark may experience negative reactions from the financial markets or from its customers, suppliers or employees;

•	CatchMark may be subject to litigation related to any failure to complete the Mergers or to enforcement proceedings commenced against CatchMark to perform its obligations under the merger agreement;

•	the focus of CatchMark’s management on the Mergers instead of other opportunities could adversely affect CatchMark’s business; and

•

if the merger agreement is terminated and the CatchMark Board seeks another business combination, CatchMark stockholders cannot be certain that CatchMark will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that PotlatchDeltic has agreed to in the merger agreement.

In addition, if the Mergers are not completed, CatchMark may be required under certain circumstances to pay to PotlatchDeltic a termination fee of up to $19.4 million. For additional information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 139.

Any delay in completing the Mergers, which are subject to a number of conditions, some of which are outside of the parties’ control, may reduce or eliminate the expected benefits from the transaction.

In addition to approval of the Company Merger by CatchMark stockholders, the Mergers are subject to a number of other conditions beyond PotlatchDeltic’s and CatchMark’s control that may prevent, delay or otherwise materially adversely affect the completion of the transaction. PotlatchDeltic and CatchMark cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirement to obtain the required CatchMark stockholder approval could delay the completion of the Mergers for a significant period of time or prevent the transaction from occurring. Any delay in completing the Mergers could cause the Combined Company not to realize some or all of the synergies and other benefits that it expects to achieve if the Mergers are successfully completed within its expected time frame. The merger agreement contains certain restrictions on the conduct of the parties’ business. If the Mergers are delayed, these restrictions could adversely affect PotlatchDeltic’s or CatchMark’s ability to execute business strategies or pursue attractive business opportunities. In addition, a delay could cause management of PotlatchDeltic or CatchMark, as applicable, to focus on completion of the Mergers instead of on other opportunities that could be beneficial to PotlatchDeltic or CatchMark. See the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 137.

In addition, if the Mergers are not completed by November 29, 2022, either PotlatchDeltic or CatchMark may choose to terminate the merger agreement, subject to certain exceptions. PotlatchDeltic or CatchMark may also choose to terminate the merger agreement in certain other circumstances, and the parties can mutually decide to terminate the merger agreement at any time prior to the completion of the Mergers, before or after the CatchMark stockholder approval has been obtained. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 139.

The merger agreement contains provisions that could discourage a potential competing acquiror of CatchMark or could result in any competing proposal being at a lower price than it might otherwise be.

Pursuant to the merger agreement, CatchMark has agreed not to (i) solicit proposals relating to certain alternative transactions, (ii) engage in discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party or (iii) approve or enter into any agreements providing for any such alternative transaction, in each case, subject to certain exceptions to permit members of the CatchMark Board to comply with their duties as directors under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining the CatchMark stockholder approval, under specified circumstances the CatchMark Board may change its recommendation of the transaction, and CatchMark may also terminate the merger agreement to accept a superior proposal upon payment of the termination fee described below.

The merger agreement provides that, in connection with the termination of the merger agreement under specified circumstances, CatchMark may be required to pay to PotlatchDeltic a termination fee of $19.4 million (or $9.7 million under certain circumstances). For additional information, see the sections entitled “The Merger Agreement—Covenants and Agreement—No Solicitation of Alternative Proposals” beginning on page 128, and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 139.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of CatchMark from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Mergers, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

If the merger agreement is terminated and CatchMark determines to seek another business combination, CatchMark may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Mergers contemplated by the merger agreement.

The Mergers will involve substantial costs.

PotlatchDeltic and CatchMark have incurred and expect to continue to incur substantial costs and expenses relating directly to the Mergers and the issuance of PotlatchDeltic shares in connection with the Mergers, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. PotlatchDeltic also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs, employment-related costs, and a cash gross-up payment, subject to a cap, to the holders of Partnership OP Units to satisfy income tax liabilities associated with receiving shares of PotlatchDeltic common stock as consideration in connection with the Partnership Merger if elected by PotlatchDeltic. See the section entitled “The Mergers—Merger Consideration; Effects of the Mergers—Merger Consideration” beginning on page 115. PotlatchDeltic continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Mergers and the integration of the two companies’ businesses.

Stockholder litigation could prevent or delay the consummation of the Mergers and adversely affect CatchMark’s or PotlatchDeltic’s business and operations.

Stockholder class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. One putative stockholder class action lawsuit has been filed against CatchMark and CatchMark’s Board in connection with the Mergers. The lawsuit alleges, among other things, that the Merger Consideration is inadequate, that the process culminating in the Mergers was flawed, that the directors of CatchMark breached their fiduciary duties in connection with the Mergers, and that CatchMark aided and abetted the breaches of fiduciary duty. The lawsuit also challenges disclosures made in connection with the Mergers.

CatchMark believes that the claims in the complaint are without merit. Additional lawsuits arising out of the Mergers may be filed in the future. The outcome of this lawsuit or any other lawsuit that may be filed challenging the Mergers is uncertain, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with such litigation. One of the conditions to the closing of the Mergers is that no governmental authority has issued or entered any order at or prior to the closing of the Mergers having the effect of enjoining or otherwise prohibiting the consummation of the Mergers. Accordingly, if this lawsuit or any future lawsuit is successful in obtaining any order enjoining consummation of the Mergers, then such order could prevent the Mergers from being consummated, or from being consummated within the expected time frame, and could result in substantial costs to CatchMark and PotlatchDeltic, including but not limited to, costs associated with the indemnification of directors and officers. Any such injunction or delay in the Mergers being completed may adversely affect CatchMark’s or PotlatchDeltic’s business, financial condition, results of operations, and cash flows.

Uncertainty due to the pendency of the Mergers could adversely affect the business and operations of PotlatchDeltic or CatchMark.

In connection with the pendency of the Mergers, some customers, suppliers, or other entities with whom PotlatchDeltic or CatchMark have a business relationship may delay or defer decisions, which could negatively impact revenues, earnings, and cash flows of PotlatchDeltic or CatchMark, as well as the market price of shares of PotlatchDeltic common stock or shares of CatchMark common stock, regardless of whether the Mergers are completed. In addition, customers or suppliers may cease doing business with PotlatchDeltic, CatchMark, or the Combined Company in anticipation of or following the Mergers or may change the terms and conditions upon which they are willing to continue to do business. In addition, current or prospective competitors of

PotlatchDeltic, CatchMark, or the Combined Company may seek to take advantage of potential uncertainty or disruption resulting from the Mergers to interfere with relationships with customers, suppliers, or employees.

The fairness opinion obtained by the CatchMark Board from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the Mergers.

Among the factors considered by the CatchMark Board in determining to approve the merger agreement, the CatchMark Board obtained a fairness opinion from Stifel. However, the CatchMark Board has not obtained an updated fairness opinion from Stifel as of the date of this proxy statement/prospectus and does not expect to obtain an updated fairness opinion prior to completion of the Mergers.

Changes in the operations and prospects of PotlatchDeltic or CatchMark, general market and economic conditions, and other factors that may be beyond the control of PotlatchDeltic or CatchMark, and on which Stifel’s fairness opinion was based, may alter the value of PotlatchDeltic or CatchMark or the price of shares of PotlatchDeltic common stock or shares of CatchMark common stock by the time the Mergers are completed. The opinion does not speak as of the time the Mergers will be completed or as of any date other than the date of such opinion. Stifel’s opinion is included as Annex B to this proxy statement/prospectus. For a description of the opinion that the CatchMark Board received from Stifel, its financial advisor, see the section entitled “The Mergers—Opinion of CatchMark’s Financial Advisor” beginning on page 71. For a description of the factors considered by CatchMark’s Board in determining to approve the merger agreement and the Mergers, see the section entitled “The Mergers—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers” beginning on page 62.

CatchMark stockholders will be diluted by the Mergers.

The Mergers will result in CatchMark stockholders having an ownership stake in the Combined Company that is smaller than their current stake in CatchMark. Immediately after the Mergers are completed, it is expected that current PotlatchDeltic stockholders will own approximately 86% of the outstanding shares of PotlatchDeltic common stock and current CatchMark stockholders will own approximately 14% of the outstanding shares of PotlatchDeltic common stock on a fully diluted basis. Consequently, CatchMark stockholders, as a general matter, will have less influence over the management and policies of the Combined Company after the effective time of the Company Merger than they currently exercise over the management and policies of CatchMark.

Some of the directors and named executive officers of CatchMark have interests in the Mergers that are different from, or in addition to, those of the other CatchMark stockholders.

In considering whether to approve the Company Merger as contemplated by the merger agreement, CatchMark stockholders should recognize that members of management and the CatchMark Board have interests in the Mergers that differ from, or are in addition to, the interests of other CatchMark stockholders. Some of the directors and named executive officers of CatchMark have arrangements that provide them with interests in the Mergers that are different from, or in addition to, those of the CatchMark stockholders, generally. These interests include, among other things, a severance payment if terminated upon, or following, consummation of the Mergers, treatment of outstanding CatchMark equity awards in connection with the transaction, rights to ongoing indemnification and insurance coverage, and a cash gross-up payment, subject to a cap, to the holders of the Partnership OP Units to satisfy income tax liabilities associated with receiving shares of PotlatchDeltic common stock as consideration. These interests, among other things, may influence or may have influenced the directors and named executive officers of CatchMark to support or approve the Mergers. See the section entitled “The Mergers—Interests of CatchMark’s Directors and Named Executive Officers in the Mergers” on page 83.

If the Company Merger does not qualify as a reorganization, there may be adverse tax consequences.

The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Mergers that each of PotlatchDeltic and CatchMark receives a written opinion from its respective counsel to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinions, however, are limited to the factual representations provided by PotlatchDeltic and CatchMark to counsel and the assumptions set forth therein and are not a guarantee that the Company Merger, in fact, will qualify as a reorganization. Moreover, neither CatchMark nor PotlatchDeltic has requested or plans to request a ruling from the Internal Revenue Service (“IRS”) that the Company Merger qualifies as a reorganization. If the Company Merger were to fail to qualify as a reorganization, then each holder of CatchMark common stock generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of PotlatchDeltic common stock received by such holder; and (ii)  such holder’s adjusted tax basis in its CatchMark common stock.

Risks Related to the Combined Company Following the Mergers

The Combined Company may incur adverse tax consequences if either CatchMark or PotlatchDeltic has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of PotlatchDeltic and CatchMark has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through and (with respect to PotlatchDeltic) following the merger. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of either of PotlatchDeltic or CatchMark, as applicable, may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of CatchMark and PotlatchDeltic must satisfy a number of requirements, particularly relating to the nature of its assets and its income. A REIT must also make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any capital gains.

If PotlatchDeltic has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the Mergers are completed, the Combined Company may have significant tax liabilities. Additionally, if CatchMark has failed or fails to qualify as a REIT for United States federal income tax purposes and the Mergers are completed, PotlatchDeltic may inherit significant tax liabilities and could lose its REIT status.

If PotlatchDeltic loses its REIT status, or is determined to have lost its REIT status in a prior year, PotlatchDeltic will face serious tax consequences that could substantially reduce its cash available for distribution to its stockholders because:

•

PotlatchDeltic would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for these years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•

unless PotlatchDeltic is entitled to relief under applicable statutory provisions, neither it nor any “successor” corporation, trust or association could elect to be subject to tax as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

even if PotlatchDeltic could re-elect REIT status or obtain relief to re-elect REIT status, (1) for up to five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re- election and (2) it would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year.

Even if PotlatchDeltic retains its REIT status, if CatchMark loses its REIT status for a taxable year before the Mergers or that includes the Mergers, PotlatchDeltic will face serious tax consequences that could substantially reduce its cash available for distribution to its stockholders because:

•	PotlatchDeltic will generally inherit any corporate income tax liabilities of CatchMark, including penalties and interest;

•

PotlatchDeltic will be subject to regular corporate-level tax on the built-in gain in each asset of CatchMark existing at the time of the Mergers if PotlatchDeltic were to dispose of a CatchMark asset during the five-year period following the Mergers; and

•	PotlatchDeltic may be required to pay one or more special distributions to eliminate any earnings and profits accumulated by CatchMark.

As a result of these factors, a failure of either PotlatchDeltic or CatchMark to qualify as a REIT could impair PotlatchDeltic’s ability after the Mergers to expand its business and raise capital, and could materially adversely affect the value of PotlatchDeltic common stock.

PotlatchDeltic is expected to incur substantial expenses related to the integration of CatchMark.

PotlatchDeltic is expected to incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of CatchMark with those of PotlatchDeltic. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While PotlatchDeltic has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, exceed the savings that PotlatchDeltic expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings and synergies related to the integration of the businesses following the completion of the Mergers. These integration expenses likely will result in PotlatchDeltic taking significant charges against earnings following the completion of the Mergers, but the amount and timing of such charges are uncertain at present.

Following the Mergers, the Combined Company may be unable to integrate successfully the businesses of PotlatchDeltic and CatchMark and realize the anticipated benefits of the Mergers.

The Mergers involve the combination of two companies which currently operate as independent public companies. The Combined Company will be required to devote significant management attention and resources to integrating its business practices and operations. The Combined Company may fail to realize some or all of the anticipated benefits of the Mergers if the integration process takes longer than expected or is more costly than expected. Potential difficulties the Combined Company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of PotlatchDeltic and CatchMark in a manner that permits the Combined Company to achieve the cost savings and synergies anticipated to result from the Mergers, which would result in the anticipated benefits of the Mergers not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the Combined Company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Mergers.

In addition, PotlatchDeltic and CatchMark have operated and, until the completion of the Mergers, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the companies’ ability to maintain relationships with customers, suppliers and employees or the companies’ ability to achieve the anticipated benefits of the Mergers, or could reduce the earnings or otherwise adversely affect the business and financial results of the Combined Company.

The market price of shares of PotlatchDeltic common stock may decline in the future as a result of the Mergers.

The market price of shares of PotlatchDeltic common stock may decline in the future as a result of the Mergers for a number of reasons, including the unsuccessful integration of PotlatchDeltic and CatchMark or the failure of PotlatchDeltic to achieve the perceived benefits of the Mergers, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts.

The market price and trading volume of PotlatchDeltic’s common stock may be volatile.

The United States stock markets, including Nasdaq, on which PotlatchDeltic’s common stock will continue to be listed under the symbol “PCH,” have experienced significant price and volume fluctuations. As a result, after the Mergers, the market price of shares of PotlatchDeltic common stock is likely to be similarly volatile, and investors in shares of PotlatchDeltic common stock may experience a decrease in the value of their shares, including decreases unrelated to PotlatchDeltic’s operating performance or prospects. PotlatchDeltic and CatchMark cannot assure you that the market price of PotlatchDeltic common stock following the Mergers will not fluctuate or decline significantly in the future.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert the Combined Company’s management’s attention and resources, which could have a material adverse effect on the Combined Company’s cash flows, its ability to execute its business strategy and its ability to make distributions to its stockholders.

Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees of PotlatchDeltic or CatchMark, which could adversely affect the future business and operations of the Combined Company following the Mergers.

PotlatchDeltic and CatchMark are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans and conduct operations. The Combined Company’s success after the Mergers will depend in part upon its ability to retain key management personnel and other key employees of PotlatchDeltic and CatchMark. Current and prospective employees of PotlatchDeltic and CatchMark may experience uncertainty about their future roles with the Combined Company following the Mergers, which may materially adversely affect the ability of each of PotlatchDeltic and CatchMark to attract and retain key personnel during the pendency of the Mergers. Accordingly, no assurance can be given that the Combined Company will be able to retain key management personnel and other key employees of PotlatchDeltic and CatchMark.

The Mergers may not be accretive and may cause dilution to PotlatchDeltic’s cash available for distribution per share, which may negatively affect the market price of shares of PotlatchDeltic common stock.

The Mergers are expected to deliver accretion to PotlatchDeltic’s cash available for distribution per share in the first full year after the Mergers are completed, including cost synergies and excluding integration and restructuring activities. This expectation is based on preliminary estimates which may materially change, including the currently expected timing of the closing of the Mergers. PotlatchDeltic could also encounter additional transaction-related costs or other factors such as a delay in the closing of the Mergers or the failure to realize all of the benefits anticipated from the Mergers. Any of these factors could cause dilution to PotlatchDeltic’s cash available for distribution per share or decrease or delay the expected accretive effect of the Mergers and cause a decrease in the market price of shares of PotlatchDeltic common stock.

The unaudited pro forma financial data for PotlatchDeltic included in this proxy statement/prospectus are preliminary, and PotlatchDeltic’s actual financial position and operations after the Mergers may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for PotlatchDeltic included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PotlatchDeltic’s actual financial position or operations would have been had the Mergers been completed on the dates indicated. PotlatchDeltic’s actual results and financial position after the Mergers are completed may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information see the sections entitled “Summary—Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 25 and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-1.

PotlatchDeltic’s future results will suffer if the Combined Company does not effectively manage its expanded operations following the completion of the Mergers.

Following the completion of the Mergers, the size of the business of the Combined Company will increase significantly beyond the current size of either PotlatchDeltic’s or CatchMark’s current businesses. In addition, the Combined Company may continue to expand its operations through additional acquisitions or other strategic transactions. PotlatchDeltic’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the Combined Company will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Mergers or anticipated from any additional acquisitions or strategic transactions.

PotlatchDeltic cannot assure you that it will be able to continue paying dividends at or above the rates currently paid by PotlatchDeltic and CatchMark.

You should be aware that, following the Mergers, CatchMark stockholders may not receive dividends at the same rate they received dividends as CatchMark stockholders before the Mergers, for reasons that may include any of the following factors:

•	the Combined Company may not have enough cash to pay such dividends due to changes in PotlatchDeltic’s cash requirements, capital spending plans, cash flow or financial position;

•

while the dividend practices of PotlatchDeltic involve the distribution of a portion of PotlatchDeltic’s cash available to pay dividends, the PotlatchDeltic Board could change its practices at any time;

•	PotlatchDeltic may desire to retain cash to maintain or improve its credit ratings; and

•	the actual amount of dividends distributed and the decision to make any distribution will remain at all times entirely at the discretion of the PotlatchDeltic Board.

The shares of PotlatchDeltic common stock to be received by CatchMark stockholders as a result of the Company Merger will have different rights from the shares of CatchMark common stock currently held by CatchMark stockholders.

Upon completion of the Company Merger, CatchMark stockholders will become PotlatchDeltic stockholders and their rights as stockholders will be governed by the DGCL and the PotlatchDeltic Certificate of Incorporation and the PotlatchDeltic Bylaws. The rights associated with shares of PotlatchDeltic common stock are different from the rights associated with shares of CatchMark common stock. See the section entitled “Comparison of Rights of PotlatchDeltic Stockholders and CatchMark Stockholders” beginning on page 147 for a discussion of the different rights associated with shares of PotlatchDeltic common stock.

The credit ratings of the Combined Company or its subsidiaries may be different from what the companies currently expect.

PotlatchDeltic has evaluated the expected credit rating of the Combined Company and anticipates that the Combined Company will continue to maintain PotlatchDeltic’s current credit rating, including following any incurrence of new indebtedness in connection with refinancing indebtedness of CatchMark. PotlatchDeltic’s credit ratings impact the cost and availability of future borrowings, and, as a result, PotlatchDeltic’s cost of capital. PotlatchDeltic’s ratings reflect each rating organization’s opinion of PotlatchDeltic’s financial strength, operating performance and ability to meet PotlatchDeltic’s debt obligations. Each of the ratings organizations reviews PotlatchDeltic’s ratings periodically, and there can be no assurance that PotlatchDeltic’s current ratings will be maintained in the future. Any future downgrades in PotlatchDeltic’s ratings could adversely affect PotlatchDeltic’s businesses, cash flows, financial condition and operating results.

PotlatchDeltic faces intense competition in its markets, and the failure to compete effectively could have a material adverse effect on its business, financial condition and results of operations.

PotlatchDeltic competes with North American producers of lumber, some of which may have greater financial resources and lower production costs than PotlatchDeltic does. The principal basis for competition for many of PotlatchDeltic’s products is selling price. PotlatchDeltic’s ability to maintain satisfactory margins depends in large part on PotlatchDeltic’s ability to control its costs. To the extent that one or more of PotlatchDeltic’s competitors become more successful with respect to any key competitive factor, PotlatchDeltic’s ability to attract and retain customers could be materially adversely affected. If PotlatchDeltic is unable to compete effectively, such failure could have a material adverse effect on its business, financial condition and results of operations.

Historically, Canada has been the most significant source of lumber imports to the U.S. market. For decades, the U.S. and Canada have been in a dispute over pricing for softwood lumber entering the U.S., which has resulted in trade cases and negotiated agreements between the two countries. The U.S. and Canada signed a Softwood Lumber Agreement in 2006, which expired in October 2015. On November 25, 2016, the U.S. lumber industry filed a petition seeking injury determination with the U.S. International Trade Commission, and a petition seeking countervailing (“CVD”) and anti-dumping (“AD”) duties on Canadian lumber imports with the U.S. Department of Commerce. Final rulings on injury and CVD and AD duties went into effect on December 28, 2017, resulting in the combined CVD and AD cash deposit rate to be paid by most Canadian exporters initially established at 20.23%. The most recent annual administrative review covering 2019 was completed in November 2021, resulting in the CVD and AD combined rate of 17.90%. The U.S. Department of Commerce has begun preliminary work on its third administrative review, which will cover 2020. A final decision on that review is not expected until late 2022. The Government of Canada continues to appeal the determinations by the U.S. Department of Commerce and the U.S. International Trade Commission supporting the AD/CVD duties as well as to challenge these duties in the World Trade Organization.

PotlatchDeltic is not able to predict when, or if, a new softwood lumber agreement will be reached or, if reached, what the terms of the agreement would be. Similarly, PotlatchDeltic is not able to predict if the current

U.S. policy of imposing import duties on Canadian softwood lumber will continue. PotlatchDeltic could, therefore, experience significant downward pressure on lumber prices caused by Canadian imports.

Other Risk Factors of PotlatchDeltic and CatchMark

PotlatchDeltic’s and CatchMark’s businesses are and will be subject to the risks described above. In addition, PotlatchDeltic and CatchMark are, and will continue to be, subject to the risks described in PotlatchDeltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and CatchMark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, respectively, in each case, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177 for the location of information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements in this proxy statement/prospectus that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which PotlatchDeltic and CatchMark operate as well as beliefs and assumptions of management of PotlatchDeltic and management of CatchMark. Such statements involve uncertainties that could significantly impact financial results of PotlatchDeltic or CatchMark. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “could,” and “will,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the proposed Mergers, including expected future financial and operating results and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that PotlatchDeltic or CatchMark expect or anticipate will occur in the future—including statements relating to the potential benefits of the proposed Mergers such as efficiencies, cost savings and growth potential, the expected timing to complete the proposed Mergers, and future results and performance—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although PotlatchDeltic and CatchMark believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, PotlatchDeltic and CatchMark can give no assurance that these expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

(i)	national, international, regional and local economic and political climates;

(ii)	changes in global financial markets, interest rates and foreign currency exchange rates;

(iii)	increased or unanticipated competition for each of PotlatchDeltic’s and CatchMark’s properties;

(iv)	risks associated with acquisitions, dispositions and development of properties;

(v)	maintenance of REIT status, tax structuring and changes in income tax laws and rates;

(vi)	availability of financing and capital, the levels of debt that each of PotlatchDeltic and CatchMark maintain and their respective credit ratings;

(vii)	risks of doing business internationally, including currency risks;

(viii)	difficulties and delays in integrating PotlatchDeltic’s and CatchMark’s businesses;

(ix)	the outcome of any legal proceedings that may be instituted against PotlatchDeltic, CatchMark or their respective directors.

(x)	business disruptions from the Mergers that may harm PotlatchDeltic’s or CatchMark’s business, including current plans and operations;

(xi)

potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Mergers, including as it relates to PotlatchDeltic’s or CatchMark’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients;

(xii)	risks associated with achieving expected revenue synergies or cost savings;

(xiii)	the ability of PotlatchDeltic or CatchMark to retain and hire key personnel;

(xiv)	the diversion of management’s attention from ongoing business operations;

(xv)	environmental uncertainties, including risks of natural disasters;

(xvi)	risks associated with failing to comply with applicable laws or legal or regulatory developments;

(xvii)

the impact of health epidemics and pandemics, including the duration and effects of the COVID-19 pandemic, and general economic and business conditions, particularly in the context of the COVID-19 pandemic;

(xviii)	increases in maintenance and operating costs;

(xix)	security threats;

(xx)	reliance on technology and related cybersecurity risk;

(xxi)	transportation of hazardous materials;

(xxii)

various events beyond PotlatchDeltic’s or CatchMark’s control which could disrupt operations, including geopolitical events, acts of terrorism, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes;

(xxiii)	labor negotiations and disruptions;

(xxiv)	environmental claims;

(xxv)	uncertainties of investigations, proceedings or other types of claims and litigation;

(xxvi)	risks associated with the expected benefits of the Mergers, the ability to consummate the Mergers and the timing of the closing of the Mergers and the possibility that the Mergers do not close;

(xxvii)

those additional risks and factors discussed in the reports filed with the SEC by PotlatchDeltic and CatchMark from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and Form 10-Q; and

(xxviii)	risks and uncertainties set forth in and incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 28.

As for the forward-looking statements that relate to future financial results and other projections, actual results may be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

Neither PotlatchDeltic nor CatchMark undertakes any duty to update any forward-looking statements appearing in this proxy statement/prospectus except as may be required by law. In the event that PotlatchDeltic or CatchMark does update any forward-looking statement, no inference should be made that PotlatchDeltic or CatchMark will make additional updates with respect to that statement, related matters or any other forward-looking statements.

THE COMPANIES

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, WA 99201

(509) 835-1500

PotlatchDeltic Corporation is a leading timberland REIT with operations in seven states where it owns approximately 1.8 million acres of timberland. PotlatchDeltic also owns six sawmills and an industrial grade plywood mill, a residential and commercial real estate development business, and a rural timberland sales program. In 2021, PotlatchDeltic generated approximately $1.337 billion in revenue and, as of December 31, 2021, had 1,299 employees. PotlatchDeltic, formerly known as Potlatch Corporation and also formerly known as Potlatch Holdings, Inc., was incorporated in Delaware in September 2005 to facilitate a restructuring to qualify for treatment as a REIT for federal income tax purposes. It is the successor to the business of the original Potlatch Corporation, which was incorporated in Maine in 1903. On February 20, 2018, Deltic merged into a wholly owned subsidiary of Potlatch. Following the merger with Deltic, Potlatch changed its name to PotlatchDeltic Corporation.

PotlatchDeltic’s common stock is listed on Nasdaq under the symbol “PCH.”

Additional information about PotlatchDeltic and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

Horizon Merger Sub 2022, LLC

601 West First Avenue, Suite 1600

Spokane, WA 99201

(509) 835-1500

Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, is a Delaware limited liability company organized on May 27, 2022 for the purpose of effecting the Mergers. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

(855) 858-9794

CatchMark Timber Trust, Inc., a Maryland corporation, owns and operates timberlands located in the United States and has elected to be taxed as a REIT for federal income tax purposes. CatchMark acquires, owns, operates, manages, and disposes of timberland properties directly, through wholly owned subsidiaries, or through joint ventures. As of December 31, 2021, CatchMark held wholly owned interests in 369,700 acres of high-quality industrial timberlands located in the U.S. South, consisting of 14.6 million tons of merchantable timber inventory. CatchMark timberlands have been intensively managed for sustainable commercial timber production and are located within attractive and desirable fiber baskets encompassing a diverse group of pulp, paper and wood products manufacturing facilities. CatchMark is structured as an umbrella partnership REIT under which substantially all of CatchMark’s current and future business is conducted through the operating partnership, CatchMark Timber Operating Partnership, L.P. As of June 30, 2022, CatchMark owned approximately 99.76% of the outstanding equity interests in the Partnership. As the sole general partner of the Partnership, CatchMark has the full, exclusive and complete responsibility for the Partnership and discretion in its day-to-day management and control.

CatchMark common stock is listed on the NYSE, trading under the symbol “CTT.”

Additional information about CatchMark, the Partnership, and their subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information and Incorporation by Reference” beginning on page 177.

The Combined Company

The Combined Company will continue to be named “PotlatchDeltic Corporation,” and will be a Delaware corporation. The Combined Company after the completion of the Mergers is expected to have a total market capitalization of approximately $4 billion (based on the closing price of PotlatchDeltic common stock on August 1, 2022 of $49.69 per share). The Combined Company will own approximately 2.2 million acres of diversified timberlands including 626,000 acres in Idaho and over 1.5 million acres in southern markets in Alabama, Georgia, Arkansas, Mississippi, Louisiana, and South Carolina.

The common stock of the Combined Company will continue to be listed on Nasdaq, trading under the symbol “PCH.” The Combined Company’s principal executive offices will continue to be located at 601 West First Avenue, Suite 1600, Spokane, Washington 99201, and its telephone number will remain (509) 835-1500.

THE CATCHMARK SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from CatchMark stockholders for use at the CatchMark special meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to CatchMark stockholders on or about August 12, 2022.

Date, Time, Place and Purpose of the CatchMark Special Meeting

The special meeting of the CatchMark stockholders will be held virtually via live webcast on the Internet at www.meetnow.global/MYXL76K, on September 13, 2022 commencing at 10:00 a.m., Eastern Time, to consider and vote upon the following matters:

1.	the Company Merger Proposal;

2.	the CatchMark Compensation Proposal; and

3.	the CatchMark Adjournment Proposal.

Recommendation of the CatchMark Board of Directors

The CatchMark Board has unanimously approved the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement and unanimously recommends that the CatchMark stockholders vote:

•	FOR the Company Merger Proposal;

•	FOR the CatchMark Compensation Proposal; and

•	FOR the CatchMark Adjournment Proposal.

For the reasons for this recommendation, see “The Mergers—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers.”

CatchMark Record Date; Who Can Vote at the CatchMark Special Meeting

Only holders of record of shares of CatchMark common stock at the close of business on August 10, 2022, the record date for the CatchMark special meeting, are entitled to notice of, and to vote at, the CatchMark special meeting and any adjournment or postponement of the CatchMark special meeting. As of the record date, there were 49,275,171 shares of CatchMark common stock outstanding and entitled to vote at the CatchMark special meeting, held by approximately 1,304 stockholders of record.

Each share of CatchMark common stock owned on CatchMark’s record date is entitled to one vote on each proposal at the CatchMark special meeting.

Directors and Officers of CatchMark

At the close of business on the record date, directors and executive officers of CatchMark were entitled to vote 688,266 shares of CatchMark common stock, or approximately 1.40% of the shares of CatchMark common stock issued and outstanding on that date. CatchMark currently expects that all CatchMark directors and executive officers will vote their shares of CatchMark common stock in favor of the Company Merger Proposal as well as the other proposals to be considered at the CatchMark special meeting, although none of them is contractually obligated to do so.

Required Vote; Quorum

Approval of the Company Merger Proposal requires the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

Approval of the CatchMark Compensation Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Approval of the CatchMark Adjournment Proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Regardless of the number of shares of CatchMark common stock you own, your vote is important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet. If you do not vote, this will have the same effect as a vote AGAINST the Company Merger Proposal.

To constitute a quorum for the special meeting, there must be present at the special meeting in person or by proxy CatchMark stockholders entitled to cast a majority of all the votes entitled to be cast. If you authorize a proxy but fail to provide voting instructions or abstain on any of the proposals listed on the proxy card, your shares will be counted for the purpose of determining whether a quorum is present at the CatchMark special meeting. If your shares are held in “street name” by your bank, broker or other nominee and you do not tell the bank, broker, or other nominee how to vote your shares, these shares will not be counted for purposes of determining whether a quorum is present for the transaction of business at the CatchMark special meeting.

Abstentions and Broker Non-Votes

An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting.

If your shares are held by a bank, broker or other nominee on your behalf in “street name,” your bank, broker or other nominee will send you instructions as to how to provide voting instructions for your shares by proxy. Many banks, brokerage firms and other nominees have a process for their customers to provide voting instructions by telephone or via the Internet, in addition to providing voting instructions by proxy card. In accordance with the rules of the NYSE, banks, brokers and other nominees who hold shares in “street name” for their customers do not have discretionary authority to vote the shares with respect to the Company Merger Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the Company Merger Proposal. Under such circumstance, a “broker non-vote” would arise.

Abstentions and broker non-votes will have the same effect as votes AGAINST the Company Merger Proposal. Abstentions and broker non-votes will have no effect on (i) the CatchMark Compensation Proposal, or (ii) the CatchMark Adjournment Proposal.

Manner of Submitting Proxy

CatchMark stockholders may vote for or against the proposals submitted at the CatchMark special meeting in person or by proxy. CatchMark stockholders can authorize a proxy in the following ways:

•

Telephone or via the Internet. This proxy statement/prospectus is accompanied by a proxy card or a voting instruction form with specific instructions for submitting your vote. CatchMark stockholders may authorize a proxy by telephone by calling the toll-free number or via the Internet by accessing the Internet address as specified on the enclosed proxy card. Shares will be voted as directed by CatchMark stockholders in the same manner as if such CatchMark stockholder had completed, signed, dated and returned a proxy card, as described below.

•	Mail: CatchMark stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

CatchMark stockholders should refer to their proxy cards or the information forwarded by their bank, broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which CatchMark stockholders authorize a proxy will in no way limit their right to vote at the CatchMark special meeting if they later decide to attend the meeting and vote in person (via the Internet). If shares of CatchMark common stock are held in the name of a bank, broker or other nominee, CatchMark stockholders must obtain a “legal proxy,” in PDF or Image (gif, jpg, or png) file format, from the organization that holds their shares giving them the right to vote their shares at the special meeting and by presenting it with their online ballot during the meeting.

All shares of CatchMark common stock entitled to vote and represented by properly completed proxies received prior to the CatchMark special meeting, and not revoked, will be voted at the CatchMark special meeting as instructed on the proxies.

If CatchMark stockholders of record return properly executed proxies but do not indicate how their shares of CatchMark common stock should be voted on a proposal, the shares of CatchMark common stock represented by their properly executed proxy will be voted as the CatchMark Board recommends and therefore:

•	FOR the Company Merger Proposal;

•	FOR the CatchMark Compensation Proposal; and

•	FOR the CatchMark Adjournment Proposal.

If you do not provide voting instructions to your bank, broker or other nominee, your shares of CatchMark common stock will be considered broker non-votes.

Shares Held in “Street Name”

If CatchMark stockholders hold shares of CatchMark common stock in an account of a bank, broker or other nominee and they wish to vote such shares, they must return their voting instructions to the bank, broker or other nominee.

If shares are held through an intermediary, such as a bank, broker or other nominee, stockholders must register in advance to participate in the special meeting. To register, stockholders must submit proof of their proxy power (legal proxy) reflecting their holdings along with their name and email address to Computershare Fund Services. Stockholders may forward an email from their intermediary or attach an image of their legal proxy to shareholdermeetings@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on September 8, 2022. CatchMark stockholders will receive an email confirmation from Computershare Fund Services, which will include a control number that will allow the stockholder to attend and vote at the special meeting.

Revocation of Proxies or Voting Instructions

CatchMark stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the CatchMark special meeting by:

•	submitting notice in writing to CatchMark’s Secretary at CatchMark Timber Trust, Inc., 5 Concourse Parkway, Suite 2650, Atlanta, GA 30328, Attn: Secretary;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	attending the special meeting and voting in person at the CatchMark special meeting.

Attending the CatchMark special meeting without voting will not revoke your proxy.

CatchMark stockholders who hold shares of CatchMark common stock in an account of a bank, broker or other nominee may revoke their voting instructions by following the instructions provided by their bank, broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from CatchMark stockholders is made on behalf of the CatchMark Board. CatchMark will pay the cost of soliciting proxies from CatchMark stockholders. CatchMark has engaged D.F. King to assist in the solicitation of proxies for the stockholders meeting and CatchMark estimates it will pay D.F. King a fee of approximately $17,500. CatchMark has also agreed to reimburse D.F. King for reasonable expenses incurred in connection with the proxy solicitation. In addition to mailing proxy solicitation materials, CatchMark’s directors and officers, and employees of CatchMark may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to CatchMark’s directors or officers, or to employees of CatchMark for such services.

In accordance with the regulations of the SEC and the NYSE, CatchMark also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of CatchMark common stock.

PROPOSALS SUBMITTED TO CATCHMARK STOCKHOLDERS

Company Merger Proposal

(Proposal 1 on the Proxy Card)

CatchMark stockholders are asked to consider and vote on a proposal to approve the Company Merger on the terms and conditions set forth in the merger agreement. For a summary and detailed information regarding this proposal, see the information about the Company Merger and the merger agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Mergers” beginning on page 49 and “The Merger Agreement” beginning on page 114. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the Mergers. If this proposal is not approved, the Mergers will not be completed.

Approval of this proposal requires the affirmative vote of the holders of shares of CatchMark common stock entitled to cast a majority of all the votes entitled to be cast on such proposal.

Recommendation of the CatchMark Board of Directors

The CatchMark Board unanimously recommends that CatchMark stockholders vote FOR the Company Merger Proposal.

CatchMark Compensation Proposal

(Proposal 2 on the Proxy Card)

This section sets forth information relating to the non-binding advisory vote on merger-related compensation that will be paid or may become payable to CatchMark’s named executive officers. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, CatchMark is providing its stockholders with the opportunity to cast a non-binding advisory vote on the compensation that will be paid or may become payable to CatchMark’s named executive officers, as determined in accordance with Item 402(t) of Regulation S-K, that is based upon or otherwise relates to the Mergers and the other transactions contemplated by the merger agreement and arises from any form of arrangement or understanding, whether written or unwritten, between CatchMark or the Combined Company and the named executive officers. CatchMark therefore is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to CatchMark Timber Trust, Inc.’s named executive officers in connection with the Company Merger and the agreements or understandings pursuant to which such compensation will be paid or may become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of CatchMark’s Directors and Named Executive Officers in the Mergers—Information for Advisory Vote” is hereby APPROVED.”

The vote regarding the non-binding advisory proposal to approve certain compensation that will be paid or may become payable to the named executive officers of CatchMark in connection with the Company Merger and the other transactions contemplated by the merger agreement is a vote separate and apart from the vote on the proposal to approve the Company Merger. Because the vote regarding merger-related compensation is advisory only, it will not be binding on either CatchMark or PotlatchDeltic, regardless of whether the Mergers are completed. Accordingly, if the Mergers are completed, the merger-related compensation will become payable in connection with the Mergers and in some cases a qualifying termination of employment, subject only to the conditions applicable thereto, regardless of the outcome of this non-binding advisory vote.

Approval of the non-binding advisory proposal to approve certain compensation that will be paid or may become payable to the named executive officers of CatchMark in connection with the Company Merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Recommendation of the CatchMark Board of Directors

The CatchMark Board unanimously recommends that CatchMark stockholders vote FOR the CatchMark Compensation Proposal.

CatchMark Adjournment Proposal

(Proposal 3 on the Proxy Card)

The CatchMark stockholders are being asked to approve a proposal that will give the chairman of the CatchMark special meeting the authority to adjourn the CatchMark special meeting one or more times to another date, time or place, to permit, among other things, further solicitation of proxies, if necessary, to obtain additional votes in favor of the proposal to approve the Company Merger on the terms and conditions set forth in the merger agreement if there are not sufficient votes at the time of the CatchMark special meeting to approve such proposal.

If, at the CatchMark special meeting, the number of shares of CatchMark common stock present or represented by proxy and voting for the approval of the proposal to approve the Company Merger on the terms and conditions set forth in the merger agreement is insufficient to approve such proposal, CatchMark intends to adjourn the CatchMark special meeting to another place, date or time in order to enable the CatchMark Board to solicit additional proxies for approval of the proposal.

Approval of this proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of CatchMark common stock on such proposal.

Recommendation of the CatchMark Board of Directors

The CatchMark Board unanimously recommends that CatchMark stockholders vote FOR the CatchMark Adjournment Proposal.

Other Business

No other business may be brought before the CatchMark special meeting except as set forth in this notice.

THE MERGERS

The following is a description of the material aspects of the Mergers. While CatchMark believes that the following description covers the material terms of the Mergers, the description may not contain all of the information that is important to CatchMark stockholders. CatchMark encourages CatchMark stockholders to carefully read this entire proxy statement/prospectus, including the merger agreement and the other documents attached to this proxy statement/prospectus or incorporated herein by reference, for a more complete understanding of the Mergers.

General

The CatchMark Board has unanimously (i) determined and declared that the Mergers are advisable and in the best interests of CatchMark and its stockholders, (ii) approved the Company Merger, (iii) approved the Partnership Merger, and (iv) approved the merger agreement. Based on, among other factors, the reasons described below in the section “—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers,” the CatchMark Board believes that the Merger Consideration to be received by holders of shares of CatchMark common stock is fair, from a financial point of view, to such holders. Pursuant to the merger agreement, (i) in the Company Merger, CatchMark will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of PotlatchDeltic, and (ii) thereafter, in the Partnership Merger, the Partnership will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and remaining a wholly owned subsidiary of PotlatchDeltic. CatchMark stockholders and Partnership unitholders will receive the Merger Consideration as described below under “The Merger Agreement—Merger Consideration; Effects of the Mergers.”

Background of the Mergers

The CatchMark Board and the CatchMark management team regularly review CatchMark’s performance, prospects and strategy, as well as developments in the timber industry, opportunities and challenges facing participants in those industries and opportunities to increase stockholder value. These reviews have included consideration, from time to time, of potential strategic alternatives, including strategic acquisitions, joint ventures and divestitures, business combination transactions and remaining an independent, standalone entity.

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the parties’ respective boards of directors, management, advisors or other parties.

On July 30, 2021, CatchMark announced that TexMark Timber Treasury, L.P. (“Triple T”), the joint venture for which a subsidiary served as the general partner and in which CatchMark held a common limited partner interest, had entered into a definitive purchase and sale agreement for the sale of approximately 300,000 acres. The sale by Triple T of such acres was completed on September 1, 2021. In connection with the sale of the acres by Triple T, CatchMark interacted with a number of the leading participants in the timber industry, including PotlatchDeltic.

On October 15, 2021, CatchMark announced that it reached a definitive agreement with its joint venture partners in Triple T to redeem CatchMark’s common limited partner interest in Triple T for $35 million in cash. CatchMark also entered into an agreement to provide certain asset management services to the joint venture through the first quarter of 2022 in exchange for an additional $5 million services fee paid at signing. In connection with the announcement of the exit from Triple T, CatchMark reduced its annualized dividend rate from $0.54 per share of common stock to $0.30 per share of common stock beginning with the fourth quarter of 2021. Exiting Triple T was another step in simplifying the CatchMark business model to focus on its core portfolio, strengthen its balance sheet and position CatchMark for long-term growth with the ultimate goal of unlocking stockholder value. CatchMark’s long-term growth was anchored primarily on acquisitions in its core markets – mill markets in the U.S. South. CatchMark also believed environmental initiatives, including carbon sequestration, wetlands mitigation banking and solar projects, could fuel future growth.

The timber and real estate industries are backed by strong industry associations that encourage frequent and open communication among members and facilitate open dialogue through industry events. From time to time, representatives of CatchMark, including Brian Davis, CatchMark’s Chief Executive Officer and a member of the CatchMark Board, met with executives of other companies in the timber industry to discuss industry developments and possible opportunities for transactions. In the period immediately following the Triple T exit, Mr. Davis received outreach from certain other companies engaged in the timber industry. As part of this outreach, PotlatchDeltic and a company referred to as “Party A” expressed interest in a potential transaction with CatchMark.

Specifically, on November 11, 2021, Mr. Davis and Eric Cremers, PotlatchDeltic’s Chief Executive Officer and a member of the PotlatchDeltic Board, had dinner in Atlanta, Georgia. Mr. Cremers indicated that PotlatchDeltic would be interested in a potential combination of CatchMark and PotlatchDeltic without indicating any economic terms. Mr. Davis indicated that, while the CatchMark Board would take seriously any potential offer from PotlatchDeltic in the context of the duties of the CatchMark directors, CatchMark was focused on executing its long-term growth strategy having recently exited Triple T. The next day, Mr. Davis informed Douglas Rubenstein, the Chairman of the CatchMark Board, of the outreach from Mr. Cremers.

On November 15, 2021, Mr. Davis received an email from the Chief Executive Officer of Party A requesting a meeting to talk at an upcoming industry conference.

On November 23, 2021, Mr. Davis and Mr. Cremers spoke by telephone. Mr. Cremers indicated that PotlatchDeltic management was working to prepare a non-binding proposal regarding a combination of PotlatchDeltic and CatchMark in an all-stock transaction and would be seeking authorization from the PotlatchDeltic Board to submit such a proposal. Mr. Davis again reiterated that the CatchMark Board would take seriously any potential offer from PotlatchDeltic in the context of the duties of the CatchMark directors, but that CatchMark was focused on executing its long-term growth strategy. That same day, Mr. Davis informed Mr. Rubenstein regarding the discussion and the indicated proposal.

On December 2 and 3, 2021, the PotlatchDeltic Board held a regular meeting. During a part of the meeting at which representatives from BofA Securities, Inc. (“BofA Securities”) were in attendance, the PotlatchDeltic Board reviewed and discussed a possible business combination with CatchMark, including information relating to CatchMark’s timberland, real estate and management, potential synergies, different valuation approaches, and valuation ranges for CatchMark. PotlatchDeltic management requested authority to proceed with exploring a possible transaction with CatchMark. The PotlatchDeltic Board authorized PotlatchDeltic management to proceed with submitting a non-binding indication of interest to CatchMark and to execute an engagement letter with BofA Securities to act as PotlatchDeltic’s financial advisor in connection with the potential business combination.

On December 6, 2021, CatchMark received an unsolicited, non-binding offer from PotlatchDeltic to acquire all of the outstanding shares of CatchMark common stock in a stock-for-stock merger with an exchange ratio of 0.171–0.188 shares of PotlatchDeltic common stock for each share of CatchMark common stock. PotlatchDeltic’s proposal implied a value of $10.00–$11.00 per share of CatchMark common stock based on the closing price of PotlatchDeltic common stock as of December 6, 2021. The initial proposal included a request that CatchMark and PotlatchDeltic enter into a confidentiality agreement to exchange non-public information in order for both parties to learn more about the other and a potential combination. The initial proposal also indicated that BofA Securities had been engaged to serve as financial advisor to PotlatchDeltic in connection with a potential transaction. The initial proposal further requested a response from CatchMark by December 15, 2021. Mr. Davis immediately informed Mr. Rubenstein of the initial proposal received from PotlatchDeltic and informed the remaining members of the CatchMark Board on the morning of December 7, 2021.

On December 7, 2021, Mr. Davis spoke by phone with the Chief Executive Officer of Party A. In that conversation, Party A’s Chief Executive Officer inquired as to CatchMark’s interest in a transaction with Party A, and indicated that, if there was mutual interest from CatchMark, Party A would be interested in an acquisition of CatchMark. Party A’s Chief Executive Officer did not indicate the form of consideration or any potential economic terms. Mr. Davis indicated that, while CatchMark would take seriously any potential offer from Party A in the context of the duties of the CatchMark directors, CatchMark was focused on executing its long-term growth strategy having recently exited Triple T. That same day, Mr. Davis informed Mr. Rubenstein and the remainder of the CatchMark Board regarding the discussion. Party A did not, at this time, follow up with a proposal or further outreach following the discussion.

On the afternoon of December 7, 2021, the CatchMark Board held a meeting with the CatchMark management team and representatives of Rogers & Hardin LLP (“R&H”), then-counsel to the independent directors of the CatchMark Board, in attendance, during which members of the CatchMark Board agreed that they would discuss how to proceed with evaluating the initial proposal received from PotlatchDeltic during the regularly-scheduled board retreat the following day.

On December 8 and 9, 2021, the CatchMark Board attended its regularly-scheduled board retreat at which the CatchMark Board heard from the CatchMark management team regarding the key components of the long-term growth strategy for CatchMark, including acquisition volume assumptions, which requires CatchMark to access equity capital markets at attractive prices to fuel long-term growth, and environmental initiatives. While on this retreat, on December 9, 2021, the CatchMark Board discussed the unsolicited offer from PotlatchDeltic and how to evaluate and respond to the offer. Representatives of R&H, and representatives of King & Spalding, counsel to CatchMark, joined the discussion regarding the unsolicited offer. Representatives of R&H and King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. Representatives of Stifel joined for the portion of the discussion regarding potential responses. Representatives of Stifel also presented to the CatchMark Board its qualifications in representing companies in similarly situated transactions and processes. Subsequently, the CatchMark Board unanimously approved the retention of Stifel as financial advisor to CatchMark to, among other things, provide CatchMark with financial advisory services relating to CatchMark’s consideration and response to the unsolicited proposal from PotlatchDeltic. The CatchMark Board requested that Stifel prepare a preliminary financial analysis of CatchMark and continue to analyze PotlatchDeltic’s potential interest in a transaction and other strategic alternatives for discussion at the next CatchMark Board meeting.

On December 13, 2021, at the direction of the CatchMark Board, Mr. Davis responded to PotlatchDeltic, indicating that the CatchMark Board was reviewing the offer and would respond following further analysis and discussion.

On December 17, 2021, Mr. Cremers reached out to Mr. Davis via e-mail and inquired as to the anticipated timing of a response to PotlatchDeltic’s offer.

On December 20, 2021, Mr. Davis replied to Mr. Cremers’ email and said that CatchMark would not respond until after the winter holiday season.

On December 30, 2021, CatchMark executed an engagement letter with Stifel to serve as CatchMark’s financial advisor in connection with a potential transaction with PotlatchDeltic.

During the period between December 9, 2021 and January 7, 2022, at the direction of the CatchMark Board, representatives of Stifel and representatives of King & Spalding engaged in preliminary financial and legal work regarding a potential business combination with PotlatchDeltic, including evaluation of the merits of the unsolicited proposal from PotlatchDeltic against various strategic alternatives for CatchMark, including remaining a standalone independent public company, and provided the CatchMark management team with regular updates regarding their progress.

On January 7, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, King & Spalding and Smith, Gambrell and Russell LLP (“SGR”), as counsel to the independent directors of the CatchMark Board (having completed a business combination with R&H on January 1, 2022), in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. Mr. Davis summarized the work that the CatchMark management team and representatives of Stifel had performed regarding various strategic alternatives for CatchMark, including a preliminary draft of CatchMark’s five-year projections for 2022 through 2026 and the assumptions used to prepare such projections. Representatives of Stifel discussed with the CatchMark Board their preliminary financial analysis of CatchMark as well as strategic alternatives that might be available to CatchMark, including remaining a standalone independent public company. A discussion ensued among the CatchMark Board, the CatchMark management team and representatives of SGR, King & Spalding and Stifel regarding, among other things, the benefits and considerations related to each of the potential strategic alternatives, acquisition levels that would be necessary to achieve long-term growth, the need to access equity capital markets at attractive prices in order to acquire timberlands on an accretive basis, the cost of obtaining capital, and the potential for growth from environmental initiatives.

On January 11, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. The CatchMark management team provided the CatchMark Board with an update on the CatchMark business, including macroeconomic factors, improved product price appreciation resulting from reduced Canadian supply, increased demand, as well as CatchMark’s improved ability to execute on its growth strategy following the exit from Triple T. The CatchMark management team also discussed 2021 and 2022 pricing trends, including pricing compression between sawtimber and chip-n-saw products and other factors. Representatives of Stifel provided an update on general market conditions. The CatchMark Board engaged in a discussion regarding the projections, underlying assumptions and updates regarding CatchMark’s business, as well as their respective impacts on the Stifel preliminary financial analysis. Following such discussion, the CatchMark Board directed representatives of Stifel to update their models and analyses based on CatchMark’s updated assumptions and projections.

On January 13, 2022, Mr. Cremers and Mr. Davis spoke by telephone to discuss who CatchMark had retained as financial advisors and legal advisors in connection with its receipt of the non-binding indication of interest. Mr. Davis also informed Mr. Cremers of CatchMark’s contemplated timeline for reviewing and responding to PotlatchDeltic’s non-binding indication of interest.

On February 1, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. The CatchMark management team provided an update to the CatchMark projections based on continuing developments in the CatchMark business, including favorable pricing trends in the first quarter of 2022. Representatives of Stifel discussed with the CatchMark Board updates to their preliminary financial analysis of CatchMark as well as other strategic alternatives that might be available to CatchMark, including remaining a standalone independent public company. A discussion ensued among the CatchMark Board, the CatchMark management team and representatives of SGR, King & Spalding and Stifel regarding, among other things, the benefits and considerations related to each of the potential strategic alternatives, acquisition levels that would be necessary to achieve long-term growth, the need to access equity capital markets at attractive prices in order to acquire timberlands on an accretive basis, the cost of obtaining capital, and the potential for growth from environmental initiatives. After discussion, the CatchMark Board determined to explore a potential transaction with PotlatchDeltic and authorized CatchMark to enter into a mutual confidentiality agreement with PotlatchDeltic so that the parties could exchange non-public information and explore a proposal with more specific terms.

On February 3, 2022, at the direction of the CatchMark Board, Mr. Davis contacted Mr. Cremers to inform him that CatchMark desired to enter into a mutual confidentiality agreement with PotlatchDeltic to explore a potential combination, but that the indicated exchange ratio was not compelling at the levels initially put forth by PotlatchDeltic. Mr. Davis highlighted the favorable trends in the CatchMark business during the first quarter of 2022. Mr. Davis further indicated that additional consideration would be necessary to convince the CatchMark Board to move forward with a potential combination. On that same day, CatchMark delivered a draft of a mutual confidentiality agreement to PotlatchDeltic.

On February 4, 2022, PotlatchDeltic sent King & Spalding a revised draft confidentiality agreement. Also, on that date, PotlatchDeltic sent its initial due diligence request list to CatchMark, Stifel, and BofA Securities. The parties thereafter continued to negotiate the mutual confidentiality agreement.

On February 7, 2022, CatchMark entered into a mutual confidentiality agreement (effective as of February 5, 2022) with PotlatchDeltic, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Following entry into the mutual confidentiality agreement, CatchMark and PotlatchDeltic each provided non-public information regarding their businesses and operations to a virtual dataroom (“VDR”). During the course of the next several weeks, representatives of PotlatchDeltic conducted due diligence on CatchMark, and representatives of CatchMark, King & Spalding, and Stifel performed due diligence on PotlatchDeltic.

At a regularly scheduled meeting of the PotlatchDeltic Board on February 11, 2022, PotlatchDeltic management briefed the PotlatchDeltic Board on the status of discussions with CatchMark.

During the period between February 7, 2022 and March 28, 2022, representatives of PotlatchDeltic continued to engage in a due diligence review of CatchMark. However, PotlatchDeltic did not confirm or revise the indication of value set forth in its initial proposal during that time and continued to request additional detailed information regarding, among other things, CatchMark’s timber inventories and stand lists.

On March 28, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. The CatchMark management team and representatives of Stifel provided an update on the status of discussions with PotlatchDeltic, including the status of due diligence, negotiations, the fact that the value set forth in the initial proposal from PotlatchDeltic had not been confirmed or revised, the depth of information requested by PotlatchDeltic and potential next steps. The CatchMark Board also inquired as to the current status of the CatchMark acquisition pipeline and expected acquisitions for the 2022 fiscal year. A discussion ensued regarding the benefits and considerations of continuing with discussions with PotlatchDeltic regarding a potential transaction, including the possibility of leaks, the length of time since entering into the mutual confidentiality agreement, the cost of diverting time and attention of the CatchMark management team to continued due diligence requests, and the potential value to stockholders of a combination with PotlatchDeltic. The CatchMark Board directed the CatchMark management team to continue discussions with PotlatchDeltic, but reiterated that the length of time to confirm the indicative level of value that could be offered by PotlatchDeltic was running short. The CatchMark Board directed Mr. Davis and representatives of Stifel to advise PotlatchDeltic that CatchMark would need further indications of value in a potential combination expeditiously to continue discussions.

On April 6, 2022, at the direction of the CatchMark Board, Mr. Davis contacted Mr. Cremers to convey that a revised indication of value was needed expeditiously.

On April 8, 2022, at the direction of the CatchMark Board, representatives of Stifel contacted representatives of BofA Securities to inform them of the need for PotlatchDeltic to submit a revised indication of value expeditiously.

On April 13, 2022, Mr. Cremers contacted Mr. Davis regarding the status of PotlatchDeltic’s ongoing due diligence review of CatchMark and indicative levels of consideration in a potential combination. Mr. Cremers indicated to Mr. Davis that PotlatchDeltic would need several additional weeks to complete its due diligence review to support a revised indication of interest in CatchMark and that the indicative levels of value were expected to be at or below $10.00 per share of CatchMark common stock. Representatives of BofA Securities had a separate discussion with representatives of Stifel, noting that PotlatchDeltic would need additional time to complete its due diligence and also indicating that the bid was likely to be below the initial offer range.

That same day, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. Management updated the CatchMark Board regarding the status of the PotlatchDeltic review and request for additional time to further revise its indication of interest in a potential business combination with CatchMark. Management also updated the CatchMark Board regarding updates on the indication of value. A discussion ensued regarding the benefits and considerations of affording additional time to PotlatchDeltic to continue its review, including the possibility of leaks, the length of time since entering into the mutual confidentiality agreement, the cost of diverting time and attention of the CatchMark management team to continued due diligence requests, the updated level of value indicated by PotlatchDeltic and the potential value to CatchMark’s stockholders of a combination with PotlatchDeltic. The CatchMark Board directed Mr. Davis and representatives of Stifel to advise PotlatchDeltic that CatchMark would provide additional time to PotlatchDeltic to further refine the consideration it could offer in a potential combination, but that the CatchMark Board was not likely to be interested in a transaction with consideration at or below $10.00 per share of CatchMark common stock. Mr. Davis conveyed this message to Mr. Cremers on April 14, 2022.

On April 18, 2022, Mr. Cremers and Mr. Davis spoke by telephone. Mr. Cremers informed Mr. Davis that PotlatchDeltic would send a verbal offer to CatchMark in advance of CatchMark’s upcoming board meeting.

On April 21, 2022, representatives of PotlatchDeltic, representatives of BofA Securities, representatives of CatchMark, and representatives of Stifel held a due diligence call to discuss certain matters relevant to PotlatchDeltic’s valuation of CatchMark.

On April 24, 2022, Mr. Davis received a phone call from an executive of a company referred to as “Party B,” a company in the timber industry, indicating that Party B would be sending CatchMark a proposed indication of interest regarding a potential combination of Party B and CatchMark. Mr. Davis immediately informed Mr. Rubenstein of the outreach from Party B.

On April 25, 2022, CatchMark received an unsolicited, non-binding proposal from Party B to acquire all of the outstanding shares of CatchMark common stock in a stock-for-stock merger with a price of $11.00 in Party B common stock per share of CatchMark common stock, to be translated into a fixed exchange ratio prior to the execution of a definitive agreement. Mr. Davis immediately shared the unsolicited, non-binding proposal from Party B with the CatchMark Board.

On April 26, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. Representatives of King & Spalding and Stifel gave an overview of potential next steps regarding the proposal from Party B. A discussion ensued among the CatchMark Board, the CatchMark management team and representatives of Stifel, King & Spalding and SGR regarding the benefits and considerations of potential responses in light of the new, unsolicited proposal from Party B, including the possibility of leaks from expanding the number of parties involved in negotiations and discussions regarding a potential transaction, the additional cost of diverting time and attention of the CatchMark management team, the opportunity to increase value to CatchMark stockholders through a competitive process if a transaction were to materialize, and the indicative levels of value from PotlatchDeltic and Party B. The CatchMark Board, the CatchMark management team and representatives of SGR, King & Spalding and Stifel also discussed, among other things, the benefits and considerations related to potential strategic alternatives and remaining a stand-alone, independent company, including acquisition levels that would be necessary to achieve long-term growth, the need to access equity capital markets at attractive prices in order to acquire timberlands on an accretive basis, the cost of obtaining capital, and the potential for growth from environmental initiatives. The CatchMark Board and representatives of Stifel also engaged in a discussion regarding the potential for an all-cash buyer to deliver additional value to the CatchMark stockholders. Representatives of Stifel indicated that they believed that it would be unlikely for an all-cash buyer to exceed the value that could be obtained in an all-stock transaction in the timber industry. A discussion ensued regarding the potential value that could be generated through an all-cash transaction. After discussion, the CatchMark Board directed the CatchMark management team to enter into a mutual confidentiality agreement with Party B and to contact Party A to gauge any ongoing interest in a potential transaction. The CatchMark Board, taking into account the benefits and considerations of expanding the competitive process, directed the CatchMark management team and representatives of Stifel to identify potential cash bidders most likely to deliver increased value to CatchMark stockholders and with the ability to move quickly and efficiently to provide indicative values in a potential all-cash transaction. The CatchMark Board also directed representatives of Stifel to reach out to such bidders to inquire regarding their interest in acquiring CatchMark in an all-cash transaction.

On April 27, 2022, CatchMark executed a mutual confidentiality agreement with Party B, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party B was immediately provided access to the VDR. Later that day, at the direction of the CatchMark Board, Mr. Davis informed representatives of Party B that CatchMark was engaged in discussions to identify whether a strategic transaction was in the best interests of CatchMark stockholders. Also, later that day, at the direction of the CatchMark Board, Mr. Davis contacted Mr. Cremers to inform him that the CatchMark Board intended to expand the parties involved in the process. Mr. Cremers inquired as to the timing of the process and the appropriate time for PotlatchDeltic to submit a revised indication of interest. Mr. Davis told Mr. Cremers that representatives of Stifel would be in touch regarding next steps for any potential transaction.

On April 29, 2022, Mr. Davis contacted representatives of Party A and informed Party A of the same information regarding the review and invited Party A to participate. Later that day, at the direction of the CatchMark Board, representatives of Stifel discussed with representatives of BofA Securities timing expectations regarding PotlatchDeltic’s revised indication of interest. Representatives of BofA Securities, on behalf of PotlatchDeltic, conveyed PotlatchDeltic’s desire to submit any revised indication of interest on a timeframe consistent with other potential bidders.

During the period between April 29, 2022 and May 13, 2022 at the direction of the CatchMark Board, the CatchMark management team contacted companies referred to as “Party C,” “Party D,” “Party E,” “Party F,” “Party G,” “Party H,” “Party I” and “Party J,” all institutional investors or managers of institutional capital investing in the timber industry, to inquire regarding their interest in acquiring CatchMark in an all-cash transaction. These parties were identified by the CatchMark management team and representatives of Stifel, in consultation with the CatchMark Board, as most likely to deliver increased value to CatchMark stockholders in an all-cash transaction and with the ability to move quickly and efficiently to provide indicative values in a potential transaction. Party G, Party H, Party I and Party J declined to move forward to executing confidentiality agreements.

On May 4, 2022, CatchMark executed a mutual confidentiality agreement with Party A, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party A was immediately provided access to the VDR.

Also, on May 4, 2022, the CatchMark Board held its regularly scheduled quarterly board meeting with members of the CatchMark management team, and representatives of Stifel, SGR and King & Spalding joined the CatchMark Board meeting for a discussion regarding the potential transaction. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction. Representatives of Stifel provided an update on the discussions with potential bidders and the logistics for organizing the potential bidders to maximize value for CatchMark stockholders. Mr. Davis outlined the approaches that the CatchMark management team was taking to work with each potential bidder in the diligence process and emphasized that they were open to exploring either a cash or stock transaction, and would seek the deal that would maximize stockholder value regardless of the form of consideration. A discussion ensued regarding the status of the process and the most efficient way to advance potential bidders.

On May 5, 2022, the PotlatchDeltic Board held a regular meeting. At that meeting, Mr. Cremers briefed the PotlatchDeltic Board on the status of ongoing discussions with CatchMark and reviewed an updated PotlatchDeltic management presentation regarding the proposed combination with CatchMark, including potential operational and financial benefits of the combination.

On May 9, 2022, CatchMark executed a mutual confidentiality agreement with Party C, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party C was immediately provided access to the VDR.

On May 10, 2022, at the direction of the CatchMark Board, representatives of Stifel made available to PotlatchDeltic, Party A and Party B a draft merger agreement prepared by King & Spalding with input and direction from the CatchMark management team. The draft merger agreement contemplated an all-stock, tax-free transaction for the stockholders of CatchMark and the receipt of units in subsidiary limited partnerships of the potential bidders by holders of units in CatchMark’s subsidiary limited partnership which would provide substantially similar tax treatment. Units in CatchMark’s subsidiary limited partnership are held by CatchMark’s current and former members of management, as well as current and former members of the CatchMark Board, other than Mr. Rubenstein. The draft merger agreement did not provide for the affirmative right for CatchMark to solicit alternative proposals following signing; however, the draft merger agreement contemplated an initial 30-day period following signing during which a fee equal to 1.5% of total equity value would be payable if an unsolicited superior proposal were to arise, with that fee increasing to 3.0% of equity value if such unsolicited proposal were not submitted prior to the expiration of the 30-day period. Further, the draft merger agreement contemplated the ability for the CatchMark Board to designate one member of the Board of Directors of the acquiring party.

On May 11, 2022, Party C informed CatchMark it would not be moving forward with a potential transaction. Also, on that day, CatchMark executed a confidentiality agreement with Party D, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party D was immediately provided access to the VDR.

On May 12, 2022, at the direction of the CatchMark Board, CatchMark provided PotlatchDeltic, Party A and Party B a process letter requesting a proposal by 5:00 p.m. Eastern Time on May 23, 2022. The process letter indicated that the parties should include their best and final pricing offer and complete all due diligence in advance of this date. In addition, the process letter requested a detailed overview of sources and uses of funds with the proposal. Also, on the same day, CatchMark executed a confidentiality agreement with Party E, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party E was immediately provided access to the VDR.

On May 13, 2022, at the direction of the CatchMark Board, representatives of King & Spalding discussed the draft merger agreement with counsel for Party A. Counsel for Party A indicated that Party A preferred to make an offer to acquire CatchMark in an all-cash transaction using a two-step tender offer structure (as opposed to a one-step merger structure as contemplated by the draft merger agreement). Later that day, representatives of King & Spalding and Stifel and members of the CatchMark management team discussed Party A’s intention to make an offer in cash. Mr. Davis and representatives of Stifel informed Mr. Rubenstein of Party A’s desire to make an all-cash bid.

Later that day, CatchMark executed a confidentiality agreement with Party F, which contained customary standstill provisions but did not include a so-called “don’t ask / don’t waive” provision. Party F was immediately provided access to the VDR.

On May 15, 2022, at the direction of the CatchMark Board, CatchMark provided Party D, Party E, and Party F a process letter requesting a proposal by 5:00 p.m. on May 23, 2022. The process letter indicated that the potential acquirors should include their best and most attractive pricing offer and a detailed description of any open remaining due diligence items. In addition, the process letter requested a detailed overview of sources and uses of funds with the proposal.

On May 16, 2022, at the direction of the CatchMark Board, representatives of Stifel made available to Party D, Party E and Party F a draft merger agreement prepared by King & Spalding with input and direction from the CatchMark management team. The draft merger agreement made available to Party D, Party E and Party F was substantially similar to the draft merger agreement made available to Party A and Party B, except that it contemplated an all-cash transaction (instead of an all-stock transaction) and provided for an ability of the acquiror to terminate the merger agreement after signing and pay a reverse termination fee of 10.0% of total equity value in the event that debt financing was not available to the acquiror.

Later that day, Party A and Party B provided comments to the draft merger agreement they had received on May 10, 2022. Consistent with prior discussions, Party A proposed to re-structure the transaction as an all-cash acquisition of CatchMark by Party A in a two-step tender offer structure. Party A was sufficiently capitalized to fund the acquisition from cash on its balance sheet. Party A revised the deal protection provisions to eliminate the initial 30-day period with a lower break fee. The revisions contemplated a single level of break fee payable across the entire period in advance of the stockholder vote equal to 4.0% of total equity value. Party A also broadened the conditions that would have to be satisfied for it to be required to close and broadened the representations and warranties to be made by CatchMark to Party A.

Party B proposed to move forward with an all-stock transaction, but also eliminated the initial 30-day period with a lower break fee and substituted a 4.0% of total equity value fee across the full period prior to the stockholder vote. Party B requested that CatchMark reimburse its expenses (up to a cap of 1.0% of total equity value) in the event CatchMark’s stockholders failed to approve the transaction with Party B. Party B also contemplated an exchange by current holders of units in CatchMark’s operating partnership for units in a subsidiary partnership of Party B. Party B also eliminated the ability for the CatchMark Board to designate one member of the Board of Directors of Party B in connection with a potential transaction. Party B also broadened the representations and warranties to be made by CatchMark to Party B.

Later on May 16, 2022, at the direction of the CatchMark Board, representatives of King & Spalding also discussed the draft merger agreement, including the importance of the initial 30-day period with a reduced break fee, with representatives of Perkins Coie LLP (“Perkins Coie”), PotlatchDeltic’s legal advisors, and Michele Tyler, General Counsel of PotlatchDeltic.

On May 18, 2022, a representative of Skadden, PotlatchDeltic’s legal advisor for tax-related matters, spoke by telephone with King & Spalding to discuss certain of PotlatchDeltic’s proposed changes to the initial draft of the merger agreement and the reasons for such proposed changes.

On May 19, 2022, representatives of Party F and representatives of King & Spalding discussed the draft merger agreement that Party F received on May 16, 2022. Representatives of Party F indicated that Party F had committed equity capital available to it for the full amount of its anticipated offer.

Also, on May 19, 2022, representatives of Party E indicated to representatives of Stifel that its review of CatchMark produced a value of less than $9.00 per share which representatives of Stifel indicated would not be competitive. Party E indicated that it did not believe that it could meaningfully increase its indication of value based on additional work or information and would not be providing a proposal as requested by the process letter.

Later that day, PotlatchDeltic provided its initial comments to the draft merger agreement. The PotlatchDeltic comments removed the initial 30-day period with a reduced break fee equal to 1.5% of total equity value, but provided for a break fee equal to 3.0% of total equity value. Unlike CatchMark, PotlatchDeltic is not structured as a so-called “UPREIT” that would otherwise allow for holders of units in CatchMark’s subsidiary partnership to receive units in a PotlatchDeltic subsidiary partnership. As a result, such holders would receive PotlatchDeltic common stock in the merger on a taxable basis. The PotlatchDeltic draft merger agreement contemplated that, at PotlatchDeltic’s election, PotlatchDeltic would either establish a subsidiary operating partnership for exchanging partnership units with the current holders of units in CatchMark’s subsidiary partnership (that would result in the holders of CatchMark’s subsidiary partnership receiving tax-free merger consideration) or make a cash gross-up payment, subject to a cap, to the holders of CatchMark partnership units to satisfy income tax liability associated with receiving shares of PotlatchDeltic common stock as consideration. PotlatchDeltic also maintained the ability for the CatchMark Board to designate one member of the Board of Directors of PotlatchDeltic in connection with a potential transaction.

Later that day, at the direction of the CatchMark Board, representatives of King & Spalding provided responsive comments to the draft merger agreement to Party A and Party B. With respect to Party A, such responsive comments included retaining the two-step tender offer structure and the single level of break fee (removing the 4.0% of total equity value as proposed in Party A’s markup and instead leaving such amount blank) but broadening the circumstances in which Party A would be required to extend the tender offer, tightening the conditions that would require Party A to close and narrowing the representations and warranties to be made by CatchMark to Party A.

With respect to Party B, such responsive comments included reinserting the initial 30-day period with a reduced break fee equal to 1.5% of total equity value, with the break fee increasing to 3.0% of total equity value after this period and prior to the stockholder vote, removing the expense reimbursement obligation of CatchMark to Party B in the event CatchMark’s stockholders failed to approve the transaction with Party B, reinserting the ability for the CatchMark Board to designate one member of the Board of Directors of Party B and narrowing the representations and warranties to be made by CatchMark to Party B.

On May 20, 2022, representatives of Party F requested access to CatchMark’s lender under its revolving credit facility to facilitate discussions regarding the assumption of the credit facility if Party F were selected as the counterparty for a potential transaction. CatchMark indicated it would provide access to its lender the following business day.

That same day, the PotlatchDeltic Board held a special meeting that was also attended by members of PotlatchDeltic management and representatives of BofA Securities and Perkins Coie. Prior to the meeting, the PotlatchDeltic Board was furnished copies of PotlatchDeltic management’s presentation and Perkins Coie’s presentation on fiduciary duties. At the meeting, PotlatchDeltic management and Perkins Coie reviewed their presentations with the PotlatchDeltic Board and responded to questions. Following the presentations, the PotlatchDeltic Board considered, among other things, the terms and conditions of the then-current draft of the merger agreement, including a proposed increase to the exchange ratio. Following a discussion of the foregoing matters by members of the PotlatchDeltic Board, the PotlatchDeltic Board unanimously (1) approved and adopted the merger agreement, including authorization of certain officers to continue to negotiate the terms of the merger agreement, (2) approved the Mergers upon the terms and subject to the conditions set forth in the merger agreement, as ultimately negotiated, and (3) approved the issuance of shares of PotlatchDeltic common stock pursuant to and in accordance with the terms and conditions of the merger agreement, as ultimately negotiated.

Later that day, at the direction of the CatchMark Board, representatives of King & Spalding provided responsive comments on the draft merger agreement to PotlatchDeltic, Perkins Coie and Skadden, which comments reinserted the initial 30-day period with a reduced break fee equal to 1.5% of total equity value, with the break fee increasing to 3.0% of total equity value after this period and prior to the stockholder vote. Over the following days, Perkins Coie and King & Spalding continued negotiating the terms of the merger agreement.

On May 22, 2022, CatchMark provided Party F with access to CatchMark’s lender regarding a proposed transaction.

On May 23, 2022, the requested submission date for bids, Party A submitted a proposal for an all-cash transaction at $10.00 per share of CatchMark common stock. Party A’s proposal reflected an approximate 24% premium to the closing price of CatchMark common stock as of May 23, 2022. Party A also submitted a revised draft merger agreement, which was substantially consistent with the last draft that it submitted on May 16, 2022.

Party B submitted a proposal for an all-stock transaction with an implied value of $11.53 per share of CatchMark common stock based on the volume-weighted average price of Party B common stock for the 20-day period ending on May 23, 2022 and implied a value of $11.40 per share of CatchMark common stock based on the closing price of Party B common stock as of May 23, 2022. Party B’s proposal reflected an approximate 41% premium to the closing price of CatchMark common stock as of May 23, 2022. Party B’s proposal contemplated an exchange of units in a subsidiary partnership for holders of units in CatchMark’s subsidiary operating partnership. Party B submitted a revised draft merger agreement, which was substantially consistent with the last draft that it submitted on May 16, 2022 and contemplated a single-tier break fee of 3.75% of total equity value and eliminated any board designation right in favor of the CatchMark Board.

Party D submitted a proposal for an all-cash transaction at $11.33 per share of CatchMark common stock. Party D’s proposal reflected an approximate 40% premium to the closing price of CatchMark common stock as of May 23, 2022. Party D indicated that it would require up to an additional three months for due diligence to confirm the value of its offer and included that its markup of the draft merger agreement (which it did not submit at that time) would include terms that were substantially off-market for a public company merger agreement.

Party F submitted a proposal for an all-cash transaction at $9.86 per share of CatchMark common stock, subject to additional confirmatory due diligence. Party F’s proposal reflected an approximate 22% premium to the closing price of CatchMark common stock as of May 23, 2022. Party F did not submit a markup of the draft merger agreement.

Finally, PotlatchDeltic submitted a proposal for an all-stock transaction with an exchange ratio of 0.224 shares of PotlatchDeltic stock for each share of CatchMark common stock. PotlatchDeltic’s proposal implied a value of $12.14 per share of CatchMark common stock based on the volume-weighted average price of PotlatchDeltic common stock for the 20-day period ending on May 23, 2022 and implied a value of $12.00 per share of CatchMark common stock based on the closing price of PotlatchDeltic common stock as of May 23, 2022. PotlatchDeltic’s proposal reflected an approximate 49% premium to the closing price of CatchMark common stock as of May 23, 2022. PotlatchDeltic submitted a revised draft merger agreement, which was substantially consistent with the last draft that King & Spalding provided to representatives of PotlatchDeltic on May 20, 2022, and contemplated the initial 30-day period with a reduced break fee equal to 1.5% of total equity value, with the break fee increasing to 3.0% of total equity value after this period and prior to the stockholder vote. The PotlatchDeltic markup of the draft merger agreement also maintained the right for the CatchMark Board to designate a director for appointment to the PotlatchDeltic Board. The PotlatchDeltic markup of the draft merger agreement maintained the option in favor of PotlatchDeltic to establish a subsidiary operating partnership or pay a gross-up to the current holders of units in CatchMark’s operating partnership.

On May 25, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction, and provided the CatchMark Board with an overview of the terms of the draft merger agreements submitted by PotlatchDeltic, Party A, and Party B. Representatives of Stifel provided an update on the bids submitted earlier in the week in response to the process letters, including the ranges of value submitted by the bidders. With respect to the all-stock proposals, representatives of Stifel reviewed indicative levels of value based on a variety of relevant periods. A discussion ensued among the CatchMark Board, the CatchMark management team and representatives of SGR, King & Spalding and Stifel regarding, among other things, the benefits and considerations related to each of the potential strategic alternatives and remaining a stand-alone, independent entity, including acquisition levels that would be necessary to achieve long-term growth, the current status of the CatchMark acquisition pipeline, the need to access equity capital markets at attractive prices in order to acquire timberlands on an accretive basis, the cost of obtaining capital, the potential for growth from environmental initiatives, the potential value creation for stockholders in the stand-alone plan versus potential acquisition or business combination transactions, and the differences in the respective business models of PotlatchDeltic and Party B and the relative growth opportunities for CatchMark stockholders of becoming stockholders of PotlatchDeltic or Party B. After discussion, the CatchMark Board directed representatives of Stifel to inform the parties submitting proposals that increased value levels likely would be necessary to move forward to a potential transaction.

Later in the day on May 25, 2022, at the direction of the CatchMark Board, representatives of Stifel indicated to representatives of the parties submitting bids that increased value levels likely would be necessary to move forward with a potential transaction. Following that discussion, representatives of BofA Securities contacted representatives of Stifel to convey PotlatchDeltic’s proposal to increase the exchange ratio to 0.228 shares of PotlatchDeltic common stock for each share of CatchMark common stock. PotlatchDeltic’s proposal implied a value of $12.35 per share of CatchMark common stock based on the volume-weighted average price of PotlatchDeltic common stock for the 20-day period ending on May 25, 2022 and implied a value of $12.31 per share of CatchMark common stock based on the closing price of PotlatchDeltic common stock as of May 25, 2022. PotlatchDeltic’s proposal reflected an approximate 53% premium to the closing price of CatchMark common stock as of May 25, 2022.

On May 26, 2022, Party B submitted an updated proposal to representatives of Stifel with an implied value of $12.14 per share of CatchMark common stock based on the volume-weighted average price of Party B common stock for the 20-day period ending on May 26, 2022 and implied a value of $12.63 per share of CatchMark common stock based on the closing price of Party B common stock as of May 26, 2022. Party B’s proposal reflected an approximate 56% premium to the closing price of CatchMark common stock as of May 26, 2022. Party B’s proposal included the exchange of units in CatchMark’s subsidiary partnership for units in a subsidiary partnership of Party B.

Following receipt of the updated proposal from Party B, at the direction of the CatchMark Board, representatives of Stifel contacted representatives of BofA Securities to request an additional increase in the merger consideration from PotlatchDeltic and that PotlatchDeltic agree to form a subsidiary partnership that would issue partnership units in exchange for units of CatchMark’s subsidiary partnership.

Later that afternoon, PotlatchDeltic increased the exchange ratio to 0.230 shares of PotlatchDeltic common stock for each share of CatchMark common stock. PotlatchDeltic’s proposal implied a value of $12.44 per share of CatchMark common stock based on the volume-weighted average price of PotlatchDeltic common stock for the 20-day period ending on May 26, 2022 and implied a value of $12.51 per share of CatchMark common stock based on the closing price of PotlatchDeltic common stock as of May 26, 2022. PotlatchDeltic’s proposal reflected an approximate 55% premium to the closing price of CatchMark common stock as of May 26, 2022. PotlatchDeltic declined to agree to form a subsidiary partnership to exchange partnership units with holders of units in CatchMark’s operating partnership. At the direction of the CatchMark Board, representatives of King & Spalding discussed with representatives of Perkins Coie and Ms. Tyler the merits of creating a subsidiary partnership in connection with the potential transaction. Representatives of Perkins Coie and Ms. Tyler conveyed PotlatchDeltic’s view that the costs and expenses on an annual run rate basis associated with an activated partnership for income tax purposes would be cost prohibitive and that PotlatchDeltic desired to maintain optionality to instead incur a one-time transaction cost associated with the proposed transaction in the form of a cash gross-up. Representatives of BofA Securities conveyed to representatives of Stifel that PotlatchDeltic viewed the economics of the gross-up as a transaction expense and not as value that could otherwise be reallocated to CatchMark stockholders and declined to increase the proposed exchange ratio if the gross-up were removed.

Over the course of the next several days, at the direction of the CatchMark Board, representatives of Stifel attempted to persuade PotlatchDeltic and Party B to increase the indicative value of their respective offers and, in the case of PotlatchDeltic, to form a subsidiary partnership. Neither PotlatchDeltic nor Party B modified their last proposals. During this time, representatives of CatchMark, PotlatchDeltic, and their respective legal advisors continued discussions regarding various due diligence matters and CatchMark provided PotlatchDeltic additional information.

On May 28, 2022, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction, and provided the CatchMark Board with an overview of the terms of the draft merger agreements submitted by PotlatchDeltic, Party A, and Party B. Representatives of Stifel provided an update on the revised bids submitted by PotlatchDeltic and Party B since the CatchMark Board’s prior meeting. Representatives of Stifel also confirmed that none of the other parties that submitted bids on May 23, 2022 had come forth with an increase in its respective proposed merger consideration. A discussion ensued among the CatchMark Board, the CatchMark management team and representatives of SGR, King & Spalding and Stifel regarding, among other things, the benefits and considerations related to each of the proposals from PotlatchDeltic and Party B, including the differences in the respective business models of PotlatchDeltic and Party B and the relative growth opportunities for CatchMark stockholders of becoming stockholders of PotlatchDeltic or Party B, relative levels of volatility in the respective share prices of PotlatchDeltic and Party B on a comparative basis, the ability for the CatchMark Board to designate a director to the board of directors of PotlatchDeltic, the potential conflict of interest arising from the gross-up option negotiated by PotlatchDeltic as part of a potential transaction as compared to a unit-for-unit exchange of partnership units with Party B, and the current and historical trading prices of shares of each of PotlatchDeltic and Party B, including the volume weighted average trading prices of shares over designated relevant periods. The CatchMark Board and the CatchMark management team discussed the likely market reaction to announcing a transaction with PotlatchDeltic in comparison to a transaction with Party B, including the expanded geographic presence, local market knowledge, real estate opportunities and bolt-on growth opportunities of PotlatchDeltic following the closing. The CatchMark Board and the CatchMark management team discussed their views with respect to the potential for growth of the Combined Company as compared to Party B, including growth stemming from forest management scale and infrastructure, internalized operations, expanded and diversified timberland assets, enhanced public market profile, the compelling strategic fit and CAD synergies. The CatchMark Board reviewed the potential dividend growth for CatchMark stockholders as compared between PotlatchDeltic and Party B, including that the increase in annualized dividend growth for CatchMark stockholders on a per share basis from PotlatchDeltic was materially higher as compared to Party B. After discussion, including a review of the alternative of remaining as an independent, stand-alone company, the CatchMark Board directed representatives of Stifel to inform PotlatchDeltic that it was likely to be selected as the winning bidder and to indicate to Party B that it was not selected as the winning bidder, but that the CatchMark Board would be open to reviewing any increased proposal Party B may desire to submit.

Over the course of the day of May 28, 2022 and early into the morning of May 29, 2022, representatives of King & Spalding, at the direction of the CatchMark Board, and representatives of PotlatchDeltic negotiated the final revisions to the draft merger agreement and finalized ancillary documents related to the transaction. The negotiations covered various aspects of the transaction, including, among other things: representations and warranties to be made by the parties, the restriction on the conduct of CatchMark’s business until completion of the transaction, the conditions to completion of the Mergers and CatchMark’s ability to participate in discussions and negotiations with third parties relating to unsolicited proposals.

On May 29, 2022, representatives of King & Spalding and SGR met with Mr. Rubenstein regarding the gross-up option negotiated by PotlatchDeltic in the proposed merger agreement. Representatives of King & Spalding reviewed Maryland law with respect to the approval of conflict of interest transactions. Having been fully apprised of the potential conflicts of interest of the other directors represented by the gross-up option, Mr. Rubenstein approved the conflict transaction as contemplated under Maryland law as the disinterested member of the CatchMark Board. Later that day, the CatchMark Board held a meeting with members of the CatchMark management team and representatives of Stifel, SGR and King & Spalding in attendance. Representatives of King & Spalding reviewed the directors’ duties under Maryland law in connection with a potential transaction and the proposed provisions of the merger agreement. Representatives of King & Spalding also described a proposed amendment to the CatchMark bylaws that would make specified state and federal courts in Maryland the sole and exclusive forum for litigation relating to CatchMark’s internal affairs, including stockholder derivative suits and alleged breaches of director duties, and the federal district courts in the United States the sole and exclusive forum for litigation arising under the Securities Act. Representatives of King & Spalding also provided the CatchMark Board with an overview of the terms of the merger agreement with PotlatchDeltic, which merger agreement had been made available to the CatchMark Board prior to the meeting.

Following this discussion, representatives of Stifel presented to the CatchMark Board Stifel’s financial analysis of the merger consideration and rendered to the CatchMark Board Stifel’s oral opinion, which was subsequently confirmed in its written opinion dated May 29, 2022, that, as of such date, and subject to the factors and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the merger consideration of 0.230 shares of PotlatchDeltic common stock per share of CatchMark common stock to be received by the holders of the shares of CatchMark common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders. Following these presentations and discussions, and other discussions by the CatchMark Board concerning, among other things, the matters described below under “—Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers,” including the CatchMark Board’s belief that the Mergers are more favorable to CatchMark stockholders than other strategic transactions available to CatchMark, including remaining as an independent, stand-alone company, the CatchMark Board unanimously determined the Mergers advisable, approved the Mergers on the terms and conditions set forth in the merger agreement and resolved to recommend the approval of the Company Merger by the CatchMark stockholders.

Following the CatchMark Board meeting, representatives of King & Spalding contacted representatives of PotlatchDeltic and Perkins Coie to advise them that the CatchMark Board had unanimously approved the proposed transaction. Thereafter, CatchMark, PotlatchDeltic and the other parties thereto executed and delivered the merger agreement.

PotlatchDeltic and CatchMark issued a joint press release publicly announcing the Mergers and execution of the merger agreement before the opening of the market on May 31, 2022, the next business day following the execution of the merger agreement.

Recommendation of the CatchMark Board of Directors and its Reasons for the Mergers

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the Company Merger and the Partnership Merger, the CatchMark Board consulted with CatchMark’s senior management and its outside legal counsel and financial advisors and unanimously determined and declared that the merger agreement, the Company Merger, the Partnership Merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of CatchMark and its stockholders. The CatchMark Board has unanimously approved the Company Merger, the Partnership Merger and the other transactions contemplated by the merger agreement, has unanimously approved the merger agreement and unanimously recommends that the CatchMark stockholders vote to approve the Company Merger on the terms and conditions set forth in the merger agreement.

In determining that the Company Merger and the Partnership Merger are advisable and in the best interests of CatchMark and its stockholders, in authorizing and approving the Company Merger and the Partnership Merger on the terms set forth in the merger agreement, in approving the merger agreement and in recommending that CatchMark stockholders vote to approve the Company Merger on the terms set forth in the merger agreement, the CatchMark Board considered various factors that it viewed as supporting its decisions, including the following material factors:

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the receipt of PotlatchDeltic common stock as Merger Consideration provides CatchMark stockholders with the opportunity to have an ownership stake in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

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the Combined Company will have a diversified timberland ownership of approximately 2.2 million acres with approximately 70% located in strengthening southern markets, which, together with the scale of the combined operations, is expected to result in substantial benefits for the Combined Company and its stakeholders;

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the Company Merger allows the Combined Company to capture immediate and substantial cost synergies in the form of corporate general and administrative cost savings, and operating cost savings, as well as long-term revenue synergies from operating performance and development value creation, all of which will ultimately drive increases in cash flow;

•	the Combined Company will be aligned with robust industry fundamentals and will be the timber REIT with the most leverage to lumber prices;

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the Combined Company’s meaningful scale and investment grade rating are expected to allow it to capitalize on corporate and operating cost efficiencies and gain more efficient access to less expensive capital, giving it a significant competitive advantage over its smaller, less efficient peers;

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the Combined Company will benefit from expanded geographic presence, local market knowledge, real estate opportunities, bolt-on growth opportunities, a diversified business model and customer perspective in strategic markets and submarkets;

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the Combined Company will benefit from growth stemming from forest management scale and infrastructure, internalized operations, enhanced public market profile, expanded market capitalization and increased liquidity; and

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the Combined Company will benefit from vertical integration, giving it greater potential to create value for stockholders than CatchMark would otherwise have on a standalone basis due to the Combined Company’s lumber production and manufacturing operations, which transform its timber assets into materials usable for construction.

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the information with respect to the business, operating results and financial condition of PotlatchDeltic, on both historical and prospective bases, including PotlatchDeltic’s stable operating performance, the quality, breadth and experience of PotlatchDeltic’s senior management team, and the complementary industries served by the two companies, as well as the CatchMark Board’s knowledge of the current and prospective environment in which the two companies operate, including industry, economic and market conditions, taking into account the results of CatchMark’s due diligence review of PotlatchDeltic (including with respect to operational, legal, financial, environmental and tax matters and including PotlatchDeltic’s prospects, including the projected long-term financial results of PotlatchDeltic);

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the expectation that the combination of CatchMark’s and PotlatchDeltic’s businesses will result in greater long-term stockholder value, as compared to the other alternatives available to CatchMark, including seeking an alternative transaction with another third party or remaining an independent public company;

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the potential for a special dividend in the 4th quarter of the 2022 fiscal year, based on the consistent, year-over-year dividend growth of PotlatchDeltic, its capital allocation strategy, and the previous year’s $4.00 per share special dividend, which was declared and paid to stockholders of PotlatchDeltic in December 2021;

•	current market and industry trends, CatchMark’s future prospects as an independent company and the challenges and risks that could affect CatchMark’s future performance, including:

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the need to access equity capital markets at attractive prices in order to acquire timberlands on an accretive basis, the cost of obtaining capital, and the potential for growth from environmental initiatives;

•	alternative financing sources for CatchMark’s competitors, which financing sources may have better access to capital than CatchMark at more attractive terms; and

•	uncertainty with respect to access to debt and equity capital markets given CatchMark’s relative market capitalization as compared to its publicly traded timber industry peers;

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the final terms of the Company Merger, including the 0.230 exchange ratio, which, based on the closing price of PotlatchDeltic common stock on May 27, 2022 (the last trading day prior to the public announcement of the merger agreement), implied a value of $12.88 per share of CatchMark common stock, and the fact that this implied value represents:

•	an implied premium of approximately 55.2% to CatchMark’s share price, based on closing prices on May 27, 2022;

•	an implied premium of 38% based on the high closing price per share of CatchMark common stock of $9.32 after exit from the Triple T joint venture (as of May 27, 2022); and

•	an implied premium of 79% based on the low closing price per share of CatchMark common stock of $7.19 after exit from the Triple T joint venture (as of May 27, 2022);

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the fact that the consideration proposed by PotlatchDeltic reflected extensive negotiations between the parties and their respective advisors, the fact that PotlatchDeltic had increased the exchange ratio in its May 26, 2022 final proposal to 0.230 from the 0.171–0.188 exchange ratio range in its December 6, 2021 offer letter and the belief of the CatchMark Board that the agreed Merger Consideration represented PotlatchDeltic’s best proposal;

•	the volatility levels of the PotlatchDeltic stock as compared to the relative volatility levels of the other party proposing stock as merger consideration;

•

the fact that the CatchMark Board had performed a careful assessment of a range of alternatives, including discussions with other parties concerning alternative strategic transactions and continuing to operate on a standalone basis;

•	the belief that parties with potential strategic interest and financial capability to engage in a business combination with CatchMark had been contacted regarding a potential transaction;

•

the CatchMark Board’s belief that, in light of other negotiations conducted with interested parties as detailed in the section entitled “—Background of the Mergers,” PotlatchDeltic was the party likely to offer the highest value for CatchMark;

•

the fixed nature of the exchange ratio, which will not fluctuate as a result of changes in the market price of CatchMark common stock or PotlatchDeltic common stock, which provides certainty as to the pro forma percentage ownership of the Combined Company that the CatchMark stockholders would receive in the Company Merger;

•

the Merger Consideration, consisting of PotlatchDeltic common stock, which will be listed for trading on Nasdaq, continuing to provide liquidity for CatchMark stockholders desiring to liquidate their investment after the Company Merger;

•	given the expected market capitalization of the Combined Company, CatchMark stockholders would have increased liquidity following the Company Merger;

•

the opinion of Stifel, dated May 29, 2022 to the CatchMark Board, that, as of the date of such opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of CatchMark’s Financial Advisor;”

•	the expectation that, for CatchMark stockholders that are U.S. Holders, the Company Merger will generally qualify as a tax-free transaction for United States federal income tax purposes;

•	that the Company Merger is subject to approval by the affirmative vote of the holders of a majority of the shares of CatchMark common stock entitled to vote;

•

that the merger agreement permits CatchMark to continue to pay its stockholders regular quarterly dividends of up to $0.075 per share of CatchMark common stock until consummation of the Partnership Merger, and going forward, based on historical annual dividends paid by PotlatchDeltic, the increase in the annual dividend payable to CatchMark stockholders following receipt of the Merger Consideration would be approximately 35%;

•

that the merger agreement provides CatchMark with sufficient operating flexibility between the signing of the merger agreement and the completion of the Company Merger for CatchMark to conduct its business in the ordinary course of business consistent with past practice;

•

the fact that the board of the Combined Company will, upon consummation of the Mergers, consist of ten (10) directors, consisting of the nine (9) current PotlatchDeltic directors and one (1) director chosen by CatchMark from the CatchMark Board;

•

the commitment on the part of each of CatchMark and PotlatchDeltic to complete the Company Merger as reflected in their respective obligations under the terms of the merger agreement and the absence of any material required government consents, and the likelihood that the Company Merger will be completed on a timely basis;

•

that the Company Merger would be in the best interests of CatchMark stockholders in light of the expected long-term strategic and financial benefits associated with the combination of CatchMark and PotlatchDeltic, the ability of CatchMark stockholders to continue to benefit from the prospects of the Combined Company, the overall terms of the merger agreement and transactions contemplated by the merger agreement and the timing, likelihood and risks of completing alternative transactions, including the business, competition, industry and market risks that would apply to CatchMark and the Company Merger, as compared to potential alternatives, including the continued independent operation of CatchMark and CatchMark’s prospects for a merger or sale transaction with a company other than PotlatchDeltic and the potential terms for such other transactions as more particularly described in the section entitled “—Background of the Merger;”

•

CatchMark’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the CatchMark Board determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal constitutes, or could reasonably be expected to lead to, a “superior proposal” (as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Acquisition Proposals” beginning on page 128);

•

the right of the CatchMark Board to change its recommendation in favor of the approval of the merger agreement if it has received a “superior proposal” or an “intervening event” (as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Proposals” beginning on page 128) occurs and it has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its directors’ duties, subject to certain conditions (including providing notice to PotlatchDeltic and taking into account any modifications to the terms of the Mergers that are proposed by PotlatchDeltic);

•

the right of the CatchMark Board, at any time prior to obtaining the approval of the Company Merger by the CatchMark stockholders, to cause CatchMark to terminate the merger agreement and to concurrently enter into a binding definitive agreement providing for a superior proposal, subject to certain conditions (including providing notice to PotlatchDeltic, taking into account any modifications to the terms of the Company Merger that are proposed by PotlatchDeltic and paying a termination fee to PotlatchDeltic in an amount equal to either $19,384,231 or $9,692,116, depending on, among other things, when the termination occurs and whether the person making the superior proposal is a qualified bidder, which termination fees the CatchMark Board concluded were reasonable in the context of termination fees payable in comparable transactions and in light of the overall structure of the transaction and terms of the merger agreement), as more fully described in the section entitled “—The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by CatchMark to PotlatchDeltic” beginning on page 141;

•

the course of negotiations with PotlatchDeltic, which were conducted at arms’ length and during which the CatchMark Board was advised by its legal and financial advisors, including the fact that the negotiations resulted in provisions allowing an interested party an opportunity to make an alternative proposal during a specified period, which if accepted by CatchMark under specified circumstances, would result in a termination fee of $9,692,116 (instead of $19,384,231) being paid to PotlatchDeltic;

•

the right of CatchMark to seek to specifically enforce PotlatchDeltic’s obligations under the merger agreement in certain instances (as more fully described in the section entitled “The Merger Agreement—Miscellaneous Provisions—Specific Performance” beginning on page 142);

•	the customary and generally reciprocal nature of the other representations, warranties and covenants of CatchMark in the merger agreement; and

•

the structure of the transaction and the terms of the merger agreement, including the fact that the Company Merger is intended to qualify as a “reorganization” within the meaning of the Code, and is therefore generally not expected to be taxable to the CatchMark stockholders with respect to the PotlatchDeltic common stock received in the Company Merger.

The CatchMark Board also considered a variety of risks and other potentially negative factors in considering the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement, including the following material factors:

•	increased exposure to the forest products industry, as following the Company Merger CatchMark stockholders would no longer be holders of interests in a “pure-play” timber REIT;

•

that, following the completion of the Company Merger, CatchMark would no longer exist as an independent public company and CatchMark stockholders would not be able to participate in any future earnings growth CatchMark might have achieved had it continued as a stand-alone company;

•

that, because the Merger Consideration is a fixed exchange ratio of shares of PotlatchDeltic common stock, CatchMark stockholders could be adversely affected by a decline in the market price of PotlatchDeltic common stock and the fact that the merger agreement does not provide for any adjustment of the Merger Consideration if the market price of PotlatchDeltic common stock declines and does not provide a price-based termination right or other similar protection in favor of CatchMark or CatchMark stockholders;

•

the risk that the cost savings, operational synergies and other benefits to the CatchMark stockholders expected to result from the Company Merger might not be fully realized or not realized at all, including as a result of possible changes in the timber, forest products and real estate businesses affecting the markets in which the Combined Company will operate or as a result of potential difficulties integrating the two companies and their respective operations;

•

the risk that future dividends on PotlatchDeltic common stock could be reduced, perhaps significantly, as a result of changes in industry fundamentals, deterioration in overall market conditions or otherwise;

•	the risk that a different strategic alternative potentially could be more beneficial to CatchMark stockholders than the proposed Company Merger;

•

that, under the terms of the merger agreement, CatchMark must pay to PotlatchDeltic a termination fee in an amount of either $9,692,116 or $19,384,231, depending on, among other things, when the termination occurs and whether a person making a superior proposal is a qualified bidder, if the merger agreement is terminated under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to CatchMark stockholders;

•

that the terms of the merger agreement place limitations on the ability of CatchMark to solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction;

•	the risk that one or more of the conditions to the parties’ obligations to complete the Company Merger will not be satisfied or waived;

•

the risk of diverting management focus and resources from operational matters and other strategic opportunities as well as causing significant distractions for CatchMark’s employees while working to complete the Company Merger, which may result in harm to CatchMark’s business if the Company Merger does not close;

•

the difficulty inherent in integrating the businesses, assets and workforces of two companies and the risk that anticipated strategic and other benefits to the Combined Company following completion of the proposed Mergers, including the forecasted cost synergies described above, will not be realized or will take longer to realize than expected;

•

the possibility that the Company Merger may not be completed, or may be unduly delayed, for reasons beyond the control of CatchMark or PotlatchDeltic, including because CatchMark stockholders may not approve the Company Merger;

•

that provisions of the merger agreement placing certain restrictions on the operation of CatchMark’s business during the period between the signing of the merger agreement and the consummation of the Company Merger may delay or prevent CatchMark from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the Company Merger;

•	the potential conflict of interest arising from the gross-up option negotiated by PotlatchDeltic as part of a potential transaction;

•

that CatchMark and PotlatchDeltic may be obligated to complete the Company Merger without having obtained appropriate consents, approvals or waivers from the counterparties under certain of CatchMark’s contracts that require consent or approval to consummate the Company Merger, and the risk that such consummation could trigger the termination of, or default under, such contracts or the exercise of rights by the counterparties under such contracts;

•

that certain of CatchMark’s directors and named executive officers have certain interests in the Company Merger that might be different from the interests of CatchMark stockholders generally as described under the section entitled “—Interests of CatchMark’s Directors and Named Executive Officers in the Mergers;”

•

the fact that, under Maryland law and the CatchMark Charter, CatchMark stockholders are not entitled to appraisal rights, dissenters’ rights or similar rights of an objecting stockholder in connection with the Company Merger;

•	the expenses to be incurred in connection with the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement; and

•	the types and nature of the risks described under the section entitled “Risk Factors.”

This discussion of the foregoing information and material factors considered by the CatchMark Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the CatchMark Board in evaluating the merger agreement and the transactions contemplated by the merger agreement, including the Company Merger, and the complexity of these matters, the CatchMark Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the CatchMark Board may have given different weight to different factors. The CatchMark Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the Company Merger and the other transactions contemplated by the merger agreement.

This explanation of the reasoning of the CatchMark Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

After careful consideration, for the reasons set forth above, the CatchMark Board unanimously recommends that the CatchMark stockholders vote FOR the Company Merger Proposal.

PotlatchDeltic’s Reasons for the Mergers

At its meeting on May 20, 2022, the PotlatchDeltic Board unanimously (1) approved and adopted the merger agreement, (2) approved the Mergers upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by PotlatchDeltic of shares of PotlatchDeltic common stock pursuant to and in accordance with the terms and conditions of the merger agreement.

In evaluating the merger agreement and the issuance of PotlatchDeltic common stock to CatchMark stockholders, the PotlatchDeltic Board consulted with, and received the advice of, PotlatchDeltic’s management and its legal and financial advisors. In reaching its decision, the PotlatchDeltic Board considered a number of factors, including the following factors that the PotlatchDeltic Board viewed as generally supporting its decision to approve and adopt the merger agreement.

Strategic Considerations. The PotlatchDeltic Board believes that the Mergers will provide a number of significant strategic benefits for PotlatchDeltic stockholders, including the following:

•

the Mergers will create a combined company with a diversified timberland base of approximately 2.2 million acres, including a total of approximately 350,000 acres of superior site index timberland in Alabama, Georgia and South Carolina;

•

the Combined Company will have greater potential to create value for stockholders than PotlatchDeltic would otherwise have on a standalone basis, with a significant increase in scale and potential to achieve significant synergies through, among other factors, the consolidation of corporate overhead and duplicate functions, insourcing timberland management and reducing interest expense;

•

the Combined Company will be positioned to further leverage the highest and best use potential across the Combined Company’s diverse real estate portfolio with CatchMark’s timberlands located close to large population centers;

•	the Combined Company is expected to benefit from the adoption of best practices and capabilities from each company;

•	the Combined Company’s continued commitment to disciplined capital allocation; and

•	the Mergers are expected to deliver accretion to PotlatchDeltic’s cash available for distribution per share in the first full year following the closing of the Mergers, including cost synergies.

Other Factors Considered by the PotlatchDeltic Board. In addition to considering the strategic factors described above, the PotlatchDeltic Board considered the following additional factors, all of which it viewed as supporting its decision:

•

its knowledge of PotlatchDeltic’s business, operations, financial condition, earnings and prospects and its knowledge of CatchMark’s business, operations, financial condition, earnings and prospects, taking into account the results of PotlatchDeltic’s due diligence review of CatchMark;

•	the results of the due diligence review of CatchMark and its business conducted by PotlatchDeltic and its advisors;

•

the fact that nine (9) of the ten (10) members of the Combined Company board will be members of the existing PotlatchDeltic Board, that Mr. Covey will be Executive Chairperson of the Combined Company and that Mr. Cremers will be president and chief executive officer of the Combined Company;

•

the current and prospective business climate in the industries in which PotlatchDeltic and CatchMark operate, including the alternatives reasonably available to PotlatchDeltic if it did not pursue the Mergers;

•	the projected financial results of PotlatchDeltic and CatchMark as standalone companies and the fit of the transaction with PotlatchDeltic’s strategic goals;

•

the historical trading prices of PotlatchDeltic common stock and CatchMark common stock, including the fact that the implied value of the exchange ratio of 0.230 shares of PotlatchDeltic common stock per share of CatchMark common stock represents a premium of 55% to CatchMark’s common share price as of the close of business on May 27, 2022;

•	the terms and conditions of the merger agreement, including the strong commitments by both PotlatchDeltic and CatchMark to complete the Mergers;

•

the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the Merger Consideration to be received by CatchMark stockholders or holders of Partnership OP Units in the Mergers as a result of possible increases or decreases in the trading price of PotlatchDeltic’s common stock following the announcement of the Mergers;

•

the fact that existing PotlatchDeltic stockholders are expected to hold approximately 86% of the Combined Company immediately after completion of the Mergers and will have the opportunity to participate in the future performance of the Combined Company;

•

the fact that the cultural and operational philosophy of PotlatchDeltic and CatchMark are compatible in that both companies share similar values rooted in safety, integrity, and sustainability and delivering value to stockholders; and

•	the anticipated positive customer, supplier and stakeholder reaction to the Mergers.

The PotlatchDeltic Board weighed these benefits and supporting factors against a number of other factors identified in its deliberations weighing negatively against the Mergers, including:

•	the challenges inherent in the combination of two businesses of the size and scope of PotlatchDeltic and CatchMark and the size of the companies relative to each other;

•	the challenges of developing and executing a successful strategy and business plan for the Combined Company;

•

the potential that the fixed exchange ratio under the merger agreement could result in PotlatchDeltic delivering greater value to the CatchMark stockholders than had been anticipated by PotlatchDeltic should the value of PotlatchDeltic common shares increase after the execution of the merger agreement;

•

CatchMark’s right, subject to certain conditions, to respond to and negotiate with respect to certain alternative takeover proposals made prior to the time CatchMark stockholders adopt the merger agreement;

•	the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative takeover proposals involving PotlatchDeltic;

•	the restrictions in the merger agreement on the conduct of PotlatchDeltic’s and CatchMark’s business during the period between execution of the merger agreement and completion of the Mergers;

•

the risk that PotlatchDeltic stockholders or CatchMark stockholders may object to and challenge the Mergers and take actions that may prevent or delay the completion of the Mergers, including, in the case of CatchMark, to vote down the applicable proposals at the CatchMark special meeting;

•	the risk that the pendency of the Mergers for an extended period of time following the announcement of the Mergers could have an adverse impact on PotlatchDeltic or the Combined Company;

•

the potential for diversion of management and employee attention during the period prior to completion of the Mergers, and the potential negative effects on PotlatchDeltic’s and the Combined Company’s businesses;

•	the risk of not capturing all the anticipated cost savings and synergies between PotlatchDeltic and CatchMark and the risk that other anticipated benefits might not be realized;

•	the possibility that the Combined Company might not achieve its projected financial results;

•	the risk that changes in the regulatory landscape may adversely affect the business benefits anticipated to result from the Mergers; and

•

the risks of the type and nature described in the section entitled “Risk Factors” beginning on page __ and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 39.

The PotlatchDeltic Board considered all of these factors as a whole, and, on balance, concluded that they supported a determination to (1) approve and adopt the merger agreement, (2) approve the Mergers upon the terms and subject to the conditions set forth in the merger agreement and (3) approve the issuance by PotlatchDeltic of 0.230 shares of PotlatchDeltic common stock per share of CatchMark common stock pursuant to and in accordance with the terms and conditions of the merger agreement. The foregoing discussion of the factors considered by the PotlatchDeltic Board is not intended to be exhaustive, but rather is a summary of the principal factors considered by the PotlatchDeltic Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these factors, the PotlatchDeltic Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights to the various factors that it considered in reaching its decision. In considering these factors, individual members of the PotlatchDeltic Board may have given differing weights to different factors. The PotlatchDeltic Board conducted an overall review of the factors described above, including thorough discussions with PotlatchDeltic’s management and legal and financial advisors.

The factors contained in this explanation of the reasoning of the PotlatchDeltic Board and certain information presented in this section are forward-looking in nature. Therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 39.

Opinion of CatchMark’s Financial Advisor

CatchMark engaged Stifel to act as financial advisor to CatchMark in connection with the proposed merger transaction. As part of that engagement, the CatchMark Board, in its capacity as such, requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) pursuant to the merger agreement. At a meeting of the CatchMark Board held on May 29, 2022, Stifel delivered to the CatchMark Board its oral opinion, which opinion was subsequently confirmed by the delivery of a written opinion, dated May 29, 2022, that, as of the date of such opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of the written opinion of Stifel, dated May 29, 2022, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of Stifel’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. CatchMark stockholders are urged to read the opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stifel in connection with its opinion. Stifel’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CatchMark Board (in its capacity as such) in connection with its consideration of the financial terms of the Company Merger. The opinion addressed only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) to such holders. It does not address the underlying business decision of CatchMark to engage in the Company Merger or enter into the merger agreement or constitute a recommendation to the CatchMark Board in connection with the Company Merger, and it does not constitute a recommendation to any holder of CatchMark common stock or any stockholder of any other entity as to how to vote in connection with the Company Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should exercise any appraisal or dissenters’ rights or enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Company Merger.

Stifel’s opinion was reviewed and approved by Stifel’s Fairness Opinion Committee. In rendering its opinion, Stifel, among other things:

(i)	discussed the Company Merger and related matters with CatchMark’s counsel and reviewed a draft copy of the merger agreement dated May 29, 2022;

(ii)

reviewed the audited consolidated financial statements of CatchMark contained in CatchMark’s Annual Report on Form 10-K for the three years ended December 31, 2021 and unaudited consolidated financial statements of CatchMark contained in CatchMark’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022;

(iii)

reviewed the audited consolidated financial statements of PotlatchDeltic contained in PotlatchDeltic’s Annual Report on Form 10-K for the three years ended December 31, 2021 and the unaudited consolidated financial statements of PotlatchDeltic contained in PotlatchDeltic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022;

(iv)	reviewed and discussed with management of CatchMark and PotlatchDeltic certain other publicly available information concerning CatchMark and PotlatchDeltic, respectively;

(v)

reviewed certain non-public information concerning CatchMark made available to Stifel by CatchMark, including internal financial analyses and forecasts prepared by its management and approved for Stifel’s use by the CatchMark Board and held discussions with CatchMark’s management regarding such analyses and forecasts and recent developments;

(vi)

reviewed certain non-public information concerning PotlatchDeltic made available to Stifel by PotlatchDeltic, including internal financial analyses and forecasts prepared by its management and approved for Stifel’s use by the CatchMark Board and held discussions with PotlatchDeltic’s management regarding such analyses and forecasts and recent developments;

(vii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to Stifel’s analysis;

(viii)	participated in certain discussions and negotiations between representatives of CatchMark and PotlatchDeltic;

(ix)	reviewed the reported prices and trading activity of the equity securities of each of CatchMark and PotlatchDeltic;

(x)	considered the results of Stifel’s efforts, at the direction of CatchMark, to solicit indications of interest from selected third parties with respect to a merger or other transaction with CatchMark;

(xi)	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its opinion; and

(xii)

took into account Stifel’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of CatchMark’s industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of CatchMark or PotlatchDeltic, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by CatchMark and PotlatchDeltic, Stifel assumed, at the direction of CatchMark, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of CatchMark and PotlatchDeltic, as applicable, as to the future operating and financial performance of CatchMark and PotlatchDeltic, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. The financial forecasts are more fully described below in the sections of this proxy statement/prospectus entitled “—Certain PotlatchDeltic Unaudited Prospective Financial Information” and “—Certain CatchMark Unaudited Prospective Financial Information.” Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CatchMark or PotlatchDeltic since the date of the last financial statements of each company made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either CatchMark’s or PotlatchDeltic’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did Stifel review loan or credit files of CatchMark or PotlatchDeltic. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel did not assume any responsibility for their accuracy.

Stifel assumed, with the CatchMark Board’s consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the

Company Merger would be satisfied and not waived. In addition, Stifel assumed that the definitive merger agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Company Merger would be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by CatchMark or any other party and without any anti-dilution or other adjustments to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Company Merger would not have an adverse effect on CatchMark, PotlatchDeltic or the Company Merger. Stifel assumed that the Company Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that CatchMark relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CatchMark, the Company Merger and the merger agreement.

Stifel’s opinion is limited to whether the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) pursuant to the merger agreement is fair, from a financial point of view as of the date of such opinion, to such holders of shares of CatchMark common stock and did not address any other terms, aspects or implications of the Company Merger including, without limitation, the form or structure of the Company Merger, any consequences of the Company Merger on CatchMark, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Company Merger or otherwise. Stifel’s opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the CatchMark Board or CatchMark; (ii) the legal, tax or accounting consequences of the Company Merger on CatchMark or the holders of shares of CatchMark common stock including, without limitation, whether or not the Company Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Code; (iii) the fairness of the amount or nature of any compensation to any of CatchMark’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of CatchMark’s common stock; (iv) the effect of the Company Merger on, or the fairness of the consideration to be received by, holders of any class of securities of CatchMark other than the CatchMark common stock, or any class of securities of any other party to any transaction contemplated by the merger agreement; or (v) the related merger of the Partnership, a subsidiary of CatchMark, with and into Merger Sub or the consideration to be received by partners of the Partnership in connection with such Partnership Merger. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which the CatchMark common stock or the PotlatchDeltic common stock would trade following public announcement or consummation of the Company Merger.

Stifel’s opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of CatchMark or its advisors, or information otherwise reviewed by Stifel, as of the date of its opinion. Subsequent developments may affect the conclusion reached in Stifel’s opinion and Stifel does not have any obligation to update, revise or reaffirm its opinion. Further, the credit, financial and stock markets have been experiencing unusual volatility and Stifel expressed no opinion or view as to any potential effects of such volatility on CatchMark, PotlatchDeltic or the Company Merger. Stifel’s opinion was solely for the information of, and directed to, the CatchMark Board for its information and assistance in connection with its consideration of the financial terms of the Company Merger. Stifel’s opinion did not constitute a recommendation to the CatchMark Board as to how the CatchMark Board should vote on the Company Merger or to any stockholder of CatchMark as to how any such stockholder should vote at any stockholders’ meeting at which the Company Merger is considered, or whether or not any stockholder of CatchMark should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Company Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, Stifel’s opinion did not compare the relative merits of the Company Merger with any other alternative transactions or business strategies which may have been available to CatchMark and did not address the underlying business decision of the CatchMark Board or CatchMark to proceed with or effect the Company Merger.

The following is a summary of the material financial analyses performed by Stifel in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent the relative importance or weight given to those analyses by Stifel. Some of the summaries of the financial analyses performed by Stifel include information presented in tabular format. In order to understand the financial analyses performed by Stifel more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary data set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel made its determination as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of shares of CatchMark common stock (other than Excluded Shares) to such holders on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data presented and the corresponding imputed ranges of value for CatchMark and PotlatchDeltic should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before May 29, 2022 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

CatchMark Financial Analyses

Dividend Discount Analysis

Stifel performed a dividend discount analysis, which is designed to provide an implied value of a company by calculating the present value of such company’s estimated future dividends and terminal value of such company. In conducting its analysis, Stifel utilized the financial forecasts provided by CatchMark management and more fully described below in the section of this proxy statement/prospectus entitled “—Certain CatchMark Unaudited Prospective Financial Information.” Further, in accordance with direction from the CatchMark Board, Stifel used three scenarios to sensitize potential values: (1) Upside: Increased timberland value by 3% per year, priced capital raises at a 10% premium to net asset value (“NAV”) and assumed CatchMark purchases properties at a 5% discount to NAV (the “Upside Case”); (2) Neutral: Increased timberland value by 2% per year, priced capital raises at NAV and assumed CatchMark purchases properties at a 2.5% discount to NAV (the “Neutral Case”); and (3) Downside: Increased timberland value by 1% per year, priced capital raises at a 5% discount to NAV and purchased properties at NAV (the “Downside Case”). To perform the dividend discount analysis, Stifel calculated (i) the aggregate amount of dividends per share of CatchMark common stock that CatchMark forecasted to generate on a quarterly basis for the period from April 1, 2022 through December 31, 2026 and (ii) CatchMark’s terminal value based on the estimated NAV per share of CatchMark common stock at the end of 2026, in each case, under each of the Upside Case, Neutral Case and Downside Case.

The aggregate estimated dividends and terminal value per share of CatchMark common stock were then discounted to present value as of April 1, 2022 using a discount rate range of 9.14% to 12.16% based on CatchMark’s assumed cost of equity. CatchMark’s cost of equity was determined by applying the capital asset pricing model and was based on the application of Stifel’s professional judgment and experience. Based on these calculations, this analysis indicated the following implied per share equity value reference ranges for CatchMark common stock:

CatchMark Implied Per Share Equity Value Reference Range

Upside Case	$7.70–$11.36
Neutral Case	$6.43–$9.57
Downside Case	$5.62–$8.43

Selected Comparable Company Analysis

Stifel compared CatchMark, from a financial point of view, to three publicly traded peers that Stifel deemed to be relevant based on their business profiles and the application of Stifel’s professional judgment and experience. Stifel believed that the selected companies listed below have business models similar to those of CatchMark or have historically been direct competitors of CatchMark, but noted that none of these companies have the same management, composition, size, operations or financial profile as CatchMark:

•	PotlatchDeltic Corporation

•	Rayonier Inc.

•	Weyerhaeuser Company

Stifel noted that certain of the peers were not “pure play” timber REITs in that such peers also generate income from segments ancillary to the timber sector, including wood products and real estate sales, among others. In order to compare CatchMark’s 2022 expected timberland EBITDA multiple to the peers as “pure play” timber REITs, Stifel excluded the ancillary wood product businesses of certain peers and subtracted estimated real estate sales from each company’s enterprise value. Based on this information, Stifel calculated and compared adjusted 2022 expected timberland EBITDA multiples for each of Rayonier and Weyerhaeuser, which Stifel defined as the quotient of (a) the estimated enterprise value of the selected company’s timberlands, excluding the value attributed to the ancillary wood product businesses and real estate sales, as described above (the “Adjusted Timberland EV”), and (b) the selected company’s 2022 estimated timberland EBITDA (the “CY2022E Timberland EBITDA”). PotlatchDeltic was not used in this analysis as publicly available information does not bifurcate the portion of PotlatchDeltic’s timber sales that are indexed to lumber pricing. For purposes of Stifel’s analysis, references to EBITDA are also before removal of depletion expense. Based on its analysis of the relevant metrics for each of the selected companies, Stifel selected a representative range of Adjusted Timberland EV / CY2022E Timberland EBITDA of 27.3x to 35.0x, which represents the Adjusted Timberland EV / CY2022E Timberland EBITDA multiples for Rayonier and Weyerhaeuser, respectively, and applied this range to the CY2022E Timberland EBITDA for CatchMark (consisting of CatchMark’s CY2022E Adjusted EBITDA as set forth in the section of this proxy statement/prospectus entitled “—Certain CatchMark Unaudited Prospective Financial Information,” less CatchMark’s CY2022E real estate EBITDA) under each of the Upside Case, Neutral Case and Downside Case. For purposes of this analysis, as directed by CatchMark management, Stifel used a midyear convention for CatchMark’s CY2022 estimated real estate related EBITDA, which resulted in 50% of such EBITDA being treated as cash. Based on the outstanding shares of CatchMark common stock on a fully diluted basis as provided by CatchMark management and the latest cash (including assumed cash as described in the sentence immediately above) and debt balances of CatchMark as provided by CatchMark management, each as of March 31, 2022, Stifel calculated the following estimated implied per share equity value reference ranges of CatchMark common stock:

CatchMark Implied Per Share Equity Value

Upside Case	$8.52–$12.53
Neutral Case	$8.42–$12.39
Downside Case	$8.35–$12.29

No company utilized in the selected company analysis is identical to CatchMark. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond CatchMark’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in CatchMark’s financial condition and prospects or the industry or in the financial markets in general.

Gross Timberlands Analysis

Stifel performed a discounted cash flow analysis of CatchMark’s timberlands, which was designed to estimate the asset value of CatchMark’s timberlands by calculating the present value of the estimated future cash flows and terminal value of such timberlands. To perform this analysis, Stifel utilized harvest and pricing projections prepared by CatchMark management and provided to Stifel for use in its analysis to determine CatchMark’s timberland revenue streams and expenses through 2052, which were used to derive the unlevered free cash flow from CatchMark’s timberlands business.

The free cash flows and terminal value were discounted to present values as of December 31, 2021, at a discount rate ranging from 5.0% to 6.5%, which were selected upon the application of Stifel’s professional judgment and experience, to reflect an estimate of the weighted average cost of capital of CatchMark’s timberlands business, and then sensitized utilizing (a) a perpetuity growth rate range of 0.5% to 1.5% and (b) adjustments to timber pricing of (5.00%) to 5.00% to timber prices provided by CatchMark management, in each case with such rates selected upon the application of Stifel’s professional judgment and experience. Stifel then deducted the net debt of CatchMark from the value of the discounted unlevered free cash flow and terminal value to derive the implied equity value. Stifel’s analysis was conducted at CatchMark management’s request assuming (a) CatchMark engaged in land sales through 2032 and (b) CatchMark engaged in no land sales. Based on the outstanding shares of CatchMark common stock on a fully diluted basis as provided by CatchMark’s management as of March 31, 2022, Stifel calculated the following estimated implied per share value of CatchMark’s timberlands:

CatchMark Implied Per Share Timberlands Value Reference Range

	Land Sales	No Land Sales
Perpetuity Growth	$6.15–$10.67	$4.58–$9.51
Timber Pricing Adjustment	$6.23–$10.25	$4.66–$9.05

PotlatchDeltic Financial Analyses

Discounted Cash Flow Analysis

Stifel performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. To perform this analysis, Stifel utilized PotlatchDeltic management forecasts provided to Stifel for its use, which were used to derive PotlatchDeltic’s unlevered free cash flows. For further information regarding the PotlatchDeltic management forecasts relied on by Stifel, see the section entitled “—Certain PotlatchDeltic Unaudited Prospective Financial Information.” The PotlatchDeltic management forecasts included variations in lumber pricing in 2025 and 2026 and Stifel made certain assumptions around lumber pricing in those years as directed by the CatchMark Board. The free cash flows and terminal value were discounted to present values as of April 1, 2022, at a discount rate ranging from 7.64% to 9.64%, which were selected upon the application of Stifel’s professional judgment and experience, to reflect an estimate of PotlatchDeltic’s weighted average cost of capital determined by the application of the capital asset pricing model. Stifel calculated terminal values based on both (i) a range of estimated EBITDDA exit multiples, which for purposes of this analysis, Stifel selected EBITDDA exit multiple ranges with midpoints of 4.5x, 25.0x and 0.5x for each of PotlatchDeltic’s wood products business, timberlands business and real estate business, respectively, which were selected upon the application of Stifel’s professional judgment and experience, and applied those multiples to PotlatchDeltic’s estimated EBITDDA for calendar year 2026 under the PotlatchDeltic management forecasts after subtracting pro rata portions of general and administrative expenses, of $195.4 million for the wood products business, $168.5 million for the timberlands business and $45.4 million for the real estate business and (ii) perpetuity growth rates, which for purposes of this analysis, Stifel utilized a perpetuity growth rate range of 2.0% to 3.0% which was selected upon the application of Stifel’s professional judgment and experience. Stifel then deducted PotlatchDeltic’s net debt from the value of the discounted unlevered free cash flow and the applicable terminal value to derive the implied equity value. Stifel calculated the outstanding shares of PotlatchDeltic common stock on a fully diluted basis as of March 31, 2022, which was used to derive the following estimated reference ranges of implied equity value per share of PotlatchDeltic common stock based on valuing PotlatchDeltic’s terminal value using each of the perpetuity growth method and EBITDDA exit multiple method as described above:

PotlatchDeltic Implied Per Share Equity Value Reference Range

Perpetuity Growth Method	$47.97–$78.93
EBITDDA Exit Multiple Method	$54.78–$66.92

Comparable Companies Analysis

Stifel compared PotlatchDeltic, from a financial point of view, to eight publicly traded timber and wood product peers (including CatchMark) that Stifel deemed to be relevant based on their business profiles and the application of Stifel’s professional judgment and experience. Stifel believed that the selected companies listed below have business models similar to those of PotlatchDeltic or have historically been direct competitors of PotlatchDeltic, but noted that none of these companies have the same management, composition, size, operations or financial profile as PotlatchDeltic:

Timber Peers	Wood Products Peers
• CatchMark Timber Trust • Rayonier Inc. • Weyerhaeuser Co.	• West Fraser Timber Co. Ltd. • Canfor Corporation • Interfor Corp. • Western Forest Products Inc. • Conifex Timber Inc.

Based on this information, Stifel calculated and compared (a) the Adjusted Timber EV / CY2022E Timberland EBITDA for each of the timber peer selected companies and (b) the adjusted 2022 expected wood products EBITDA multiples for each of the wood products peer selected companies, which Stifel defined as the quotient of (i) the estimated enterprise value of the selected companies (the “Adjusted Wood Products EV”) and (b) the selected company’s 2022 estimated EBITDA (the “CY2022E Wood Products EBITDA”). For purposes of this analysis, Stifel used a midyear convention for PotlatchDeltic’s CY2022 estimated real estate sales, which resulted in 50% of such EBITDDA being added to PotlatchDeltic’s enterprise value. Based on its analysis of the relevant metrics for each of the selected companies, for purposes of valuing (A) PotlatchDeltic’s woods product business, Stifel selected a representative range of Adjusted Wood Products EV / CY2022E Wood Products EBITDA of 1.7x to 2.3x, which was selected upon the application of Stifel’s professional judgment and experience, and applied that range to PotlatchDeltic’s CY2022E Wood Products EBITDDA of $330.2 million (less $22.6 million, the estimated pro rata portion of corporate overhead attributable to such business) as provided in the PotlatchDeltic management forecasts, and (B) PotlatchDeltic’s timberland and real estate businesses, Stifel aggregated the amounts implied by (1) applying the representative range of Adjusted Timberland EV / CY2022E Timberland EBITDA of 27.3x to 35.0x, as described above, to PotlatchDeltic’s non-indexed CY2022E Wood

Products EBITDDA of $101.1 million and (2) applying the representative range of Adjusted Wood Products EV / CY2022E Wood Products EBITDA of 1.7x to 2.3x, as described above, to PotlatchDeltic’s indexed CY2022E Timberland EBITDDA of $121.3 million (less $19.4 million, the estimated pro rata portion of corporate overhead attributable to such business). Based on the outstanding shares of PotlatchDeltic common stock on a fully diluted basis and the latest cash and debt balances of PotlatchDeltic, each as of March 31, 2022, Stifel derived the following estimated reference ranges of implied equity value per share of PotlatchDeltic common stock:

PotlatchDeltic Implied Per Share Equity Value

$45.87–$60.87

No company utilized in the selected company analysis is identical to PotlatchDeltic. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond PotlatchDeltic’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in PotlatchDeltic’s financial condition and prospects or the industry or in the financial markets in general.

Miscellaneous

CatchMark paid Stifel a fee of $1.25 million for providing the Stifel opinion to the CatchMark Board (not contingent upon the consummation of the Company Merger, but creditable against the transaction fee described below). In addition, CatchMark paid Stifel a $250,000 retainer, which is creditable against the transaction fee described in the next sentence. Stifel will receive a fee of approximately $7 million (which represents the transaction fee net of all credits) contingent upon the successful consummation of the Company Merger. In addition, CatchMark has agreed to reimburse Stifel for certain expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement. Stifel has received no other fees from CatchMark and has not received any fees from PotlatchDeltic during the prior two years.

Stifel may seek to provide investment banking services to CatchMark, PotlatchDeltic or their respective affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of its business, Stifel, its affiliates and their respective clients may transact in the securities of each of CatchMark or PotlatchDeltic and may at any time hold a long or short position in such securities.

Certain PotlatchDeltic Unaudited Prospective Financial Information

Although PotlatchDeltic periodically may issue limited financial guidance to investors, PotlatchDeltic does not as a matter of course make public long-term projections as to future revenues, earnings, EBITDDA, Cash Available for Distribution, or other results due to, among other reasons, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with CatchMark’s evaluation of the proposed Mergers, PotlatchDeltic’s management provided to management of CatchMark, and to CatchMark’s financial advisor, Stifel, certain unaudited prospective financial information regarding PotlatchDeltic’s operations on a stand-alone basis for fiscal years 2022 through 2024 and potential scenarios for 2025 and 2026 (the “PotlatchDeltic management forecasts”). The PotlatchDeltic management forecasts, which are summarized below, were considered by the CatchMark Board and, as further described in the section entitled “—Opinion of CatchMark’s Financial Advisor,” were taken into account by Stifel in connection with the analysis underlying its fairness opinion. The below summary of the PotlatchDeltic management forecasts is included for the purpose of providing CatchMark stockholders access to certain non-public information that was furnished to CatchMark in connection with its evaluation of the Mergers. Such information may not be appropriate for other purposes and is not included to influence the voting decision of any CatchMark stockholder.

The PotlatchDeltic management forecasts were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and forward-looking statements, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or GAAP. The PotlatchDeltic management forecasts included in this proxy statement/prospectus were prepared by PotlatchDeltic’s management and neither CatchMark’s management nor the CatchMark Board nor either party’s financial advisor, performed any procedures to verify the reasonableness of such forecasts or the underlying assumptions. The inclusion of the PotlatchDeltic management forecasts should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such. PotlatchDeltic has not made any and makes no representation to CatchMark or any CatchMark stockholder, in the merger agreement or otherwise, concerning the PotlatchDeltic management forecasts or other prospective financial information or regarding PotlatchDeltic’s ultimate performance compared to such forecasts or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the PotlatchDeltic management forecasts, PotlatchDeltic urges all CatchMark stockholders not to place undue reliance on such information.

While presented with numeric specificity, the PotlatchDeltic management forecasts set forth below were based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to PotlatchDeltic’s business) that are inherently subjective and uncertain and are beyond the control of PotlatchDeltic’s management. Important factors that may affect actual results and cause the PotlatchDeltic management forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to PotlatchDeltic’s business (including its ability to achieve strategic goals, objectives, targets and estimated average lumber prices over applicable periods), tax rates, capital expenditure levels, industry performance, general business and economic conditions and other factors described in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” The PotlatchDeltic management forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the PotlatchDeltic management forecasts. Furthermore, PotlatchDeltic management forecasts do not take into account any circumstances or events occurring after the dates on which they were prepared. Accordingly, there can be no assurance that the projected results summarized below will be realized. CatchMark stockholders are urged to review the most recent SEC filings of PotlatchDeltic for a description of the reported and anticipated results of operations and financial condition and capital resources, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in PotlatchDeltic’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which are incorporated by reference into this proxy statement/prospectus.

None of CatchMark, PotlatchDeltic or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the PotlatchDeltic management forecasts.

POTLATCHDELTIC UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW POTLATCHDELTIC MANAGEMENT FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH FORECASTS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE POTLATCHDELTIC MANAGEMENT FORECASTS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR, PARTICULARLY FOR THE SCENARIOS PRESENTED FOR 2025 AND 2026.

PotlatchDeltic may calculate certain non-GAAP financial metrics, including EBITDDA and Cash Available for Distribution using different methodologies. Consequently, the financial metrics presented in the PotlatchDeltic management forecasts may not be directly comparable to one another. Further, these financial metrics are “non-GAAP financial measures” as set forth in Item 10(e) of Regulation S-K and should not be considered as alternatives to net income or net cash from operating, investing and financing activities (determined in accordance with GAAP). None of these non-GAAP measures represents cash generated from operating activities determined in accordance with GAAP, and none are a measure of liquidity or an indicator of PotlatchDeltic’s ability to make cash distributions. A reconciliation of the EBITDDA and Cash Available for Distribution projections included in the PotlatchDeltic management forecasts to the most directly comparable GAAP measures is not available without unreasonable efforts. Neither KPMG LLP nor any other independent registered public accounting firm has compiled, examined or performed any audit or other procedures with respect to the PotlatchDeltic management forecasts or any other unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of KPMG LLP contained in PotlatchDeltic’s Form 10-K for the year ended December 31, 2021, which is incorporated by reference into this proxy statement/prospectus, relates to the historical financial information of PotlatchDeltic. It does not extend to the PotlatchDeltic management forecasts or any other unaudited prospective financial information and should not be read to do so.

The following table presents a summary of the PotlatchDeltic management forecasts, including certain key assumptions relating to total harvest, lumber shipments and average lumber prices for the specified years and other assumptions relating to projected tax rates and capital expenditures for those years as described in the applicable footnotes.

	2022E	2023E	2024E	2025 Scenario	2026 Scenario
Key Assumptions:
Total harvest (tons in millions)	6.1	6.3	6.2	6.2	6.2
Lumber shipments (millions of board feet)	1,040	1,154	1,165	1,252	1,262
Average lumber price(1)	$703	$487	$526	$524	$524
Forecasts:
EBITDDA (in millions)(2)	$572	$344	$393	$424	$409
Capital expenditures (in millions)(3)	$86	$131	$108	$58	$59
Taxes (in millions)(4)	$77	$32	$42	$50	$47
Cash Available for Distribution (in millions)(5)	$338	$225	$263	$281	$277

(1)

Average lumber price represents dollars per thousand board feet, free on board (FOB) mill. The amounts are non-GAAP measures because they do not include shipping costs, which are included in lumber prices reported in accordance with GAAP.

(2)

EBITDDA is a non-GAAP measure that PotlatchDeltic management uses to evaluate performance and to allocate resources between segments. EBITDDA means net income before interest expense, income taxes, basis of real estate sold, depreciation, depletion and amortization.

(3)

Capital expenditures forecasts include assumptions of $14 million in 2022 for the rebuild of PotlatchDeltic’s Ola, Arkansas sawmill that will be reimbursed by insurance and $12 million, $75 million and $51 million in 2022, 2023 and 2024, respectively, for the modernization and expansion of the Waldo, Arkansas sawmill.

(4)	Taxes are calculated based on an assumed combined U.S. federal and state income tax rate of 25%.
(5)

Cash Available for Distribution, or CAD, is a non-GAAP measure that PotlatchDeltic management believes is a useful indicator of PotlatchDeltic’s overall liquidity, as it provides a measure of cash generated that is available for dividends to holders of shares of PotlatchDeltic common stock (an important factor in maintaining REIT status), repurchases of PotlatchDeltic’s common stock, debt repayment, acquisitions and other discretionary and nondiscretionary activities. CAD is cash from operating activities adjusted for capital spending for purchases of property, plant and equipment, timberlands reforestation and roads and timberlands acquisitions not classified as strategic.

Certain CatchMark Unaudited Prospective Financial Information

Although CatchMark periodically may issue limited financial guidance to investors, CatchMark does not as a matter of course make public long-term projections as to future revenues, earnings, Harvest EBITDA, Real Estate EBITDA, Adjusted EBITDA, Cash Available for Distribution (“CAD”), or other results due to, among other reasons, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with the Mergers and the other transactions contemplated by the merger agreement, CatchMark management prepared and provided to the CatchMark Board in connection with their evaluation of the Mergers and the other transactions contemplated by the merger agreement, and to the management of PotlatchDeltic and CatchMark’s financial advisor, Stifel, including in connection with their financial analysis described above under the section entitled “—Opinion of CatchMark’s Financial Advisor,” certain unaudited prospective financial information regarding CatchMark’s operations on a stand-alone basis for the fiscal years 2022 through 2026 (the “CatchMark management forecasts”). The below summary of the CatchMark management forecasts is included for the purpose of providing CatchMark stockholders access to certain non-public information that was furnished to the CatchMark Board and PotlatchDeltic in connection with their evaluation of the Mergers. Such information may not be appropriate for other purposes and is not included to influence the voting decision of any CatchMark stockholder.

The CatchMark management forecasts were not prepared with a view toward public disclosure, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, but, in the view of CatchMark management, were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of CatchMark management’s knowledge and belief, the expected course of action and the expected future financial performance of CatchMark. The CatchMark management forecasts included in this proxy statement/prospectus were prepared by CatchMark’s management and neither PotlatchDeltic’s management nor the PotlatchDeltic Board nor either party’s financial advisor performed any procedures to verify the reasonableness of such forecasts or the underlying assumptions. The inclusion of the CatchMark management forecasts should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such. CatchMark has not made any and makes no representation to PotlatchDeltic or any CatchMark stockholder, in the merger agreement or otherwise, concerning the CatchMark management forecasts or regarding CatchMark’s ultimate performance compared to such forecasts or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, CatchMark urges all CatchMark stockholders not to place undue reliance on such information.

Neither CatchMark’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibilities for, and disclaim any association with, the prospective financial information.

While presented with numeric specificity, the CatchMark management forecasts set forth below were based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to CatchMark’s business) that are inherently subjective and uncertain and are beyond the control of CatchMark’s management. Important factors that may affect actual results and cause the CatchMark management forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to CatchMark’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” The CatchMark management forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the CatchMark management forecasts. Furthermore, the CatchMark management forecasts do not take into account any circumstances or events occurring after the dates on which they were prepared. Accordingly, there can be no assurance that the projected results summarized below will be realized. CatchMark stockholders are urged to review the most recent SEC filings of CatchMark for a description of the reported and anticipated results of operations and financial condition and capital resources, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in CatchMark’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, which are incorporated by reference into this proxy statement/prospectus.

None of CatchMark, PotlatchDeltic or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the CatchMark management forecasts.

CATCHMARK UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW CATCHMARK MANAGEMENT FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH FORECASTS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE CATCHMARK MANAGEMENT FORECASTS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR, PARTICULARLY FOR THE SCENARIOS PRESENTED FOR 2025 AND 2026.

CatchMark may calculate certain non-GAAP financial metrics, including Harvest EBITDA, Real Estate EBITDA, Adjusted EBITDA, and CAD using different methodologies from other companies, including PotlatchDeltic. Consequently, the financial metrics presented in each company’s prospective financial information disclosures may not be directly comparable to one another. Further, these financial metrics are “non-GAAP financial measures” as set forth in Item 10(e) of Regulation S-K and should not be considered as alternatives to net income (determined in accordance with GAAP). None of these non-GAAP measures represents cash generated from operating activities determined in accordance with GAAP, and none are a measure of liquidity or an indicator of CatchMark’s ability to make cash distributions. A reconciliation of the Harvest EBITDA, Real Estate EBITDA, Adjusted EBITDA and CAD forecasts to the most directly comparable GAAP measures is not available without unreasonable efforts.

The CatchMark management forecasts were based on numerous variables and assumptions, including the following:

•

Assumed future acquisition levels of $350 million over five years, funded through a mix of debt (29%), equity (57%) and cash (14%) in the aggregate, and associated pricing, as well as costs of capital associated with acquisition financing, based on CatchMark’s management judgment;

•

Assumed future harvest volumes of approximately 1.7 million tons throughout the five-year projection period for CatchMark’s existing property, plus a varying yield on new acquisitions and customer pricing based on CatchMark’s management judgment, including expectations regarding inflation and associated economic impacts;

•

Assumed land sales of approximately 2.5% of CatchMark’s timberlands each year during the five-year projection period based on CatchMark management’s judgment regarding demand for rural real estate in its market area; and

•

Assumed future cash flow from growth from environmental initiatives, including carbon sequestration, wetlands mitigation banking and solar projects, based on an average of $2.0 million annually from carbon sequestration and an average of $4.2 million annually from in solar leasing beginning in 2025.

The CatchMark management forecasts were provided to the CatchMark Board, management of PotlatchDeltic and CatchMark’s financial advisor, Stifel. The following table presents a summary of the material components of the CatchMark management forecasts for the fiscal years 2022 through 2026.

	2022 FY PROJECTED	2023 FY PROJECTED	2024 FY PROJECTED	2025 FY PROJECTED	2026 FY PROJECTED
Harvest EBITDA (in thousands)(1)	$33,385	$36,218	$44,905	$57,831	$54,064
Real Estate EBITDA (in thousands)(2)	$15,940	$17,448	$19,674	$23,823	$24,784
Adjusted EBITDA (in thousands)(3)	$41,385	$43,709	$54,423	$71,272	$68,189
Cash Available for Distribution (in thousands)(4)	$25,370	$26,996	$34,982	$51,913	$47,881

(1)

Harvest EBITDA, a non-GAAP financial measure, is calculated as timber sales and other revenues, including revenues from environmental inititatives, less contract logging and hauling expenses, forestry management expenses, land rent expense, other operating expenses, adding back stock compensation expense and certain other cash and non-cash expenses.

(2)

Real Estate EBITDA, a non-GAAP financial measure, is calculated as timberland sales revenue less cost of timberland sales, adding back the basis of timberland sold. Real Estate EBITDA is reflective of the results of CatchMark’s current land sales strategy, including sales of higher-and-better use land.

(3)

Adjusted EBITDA is a non-GAAP financial measure of operating performance. EBITDA is defined by the SEC as earnings before interest, taxes, depreciation and amortization; however, CatchMark has excluded certain other expenses which it believes are not indicative of the ongoing operating results of its timberland portfolio, and CatchMark refers to this measure as Adjusted EBITDA. As such, CatchMark’s Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Due to the significant amount of timber assets subject to depletion, and the significant amount of financing subject to interest and amortization expense, CatchMark management considers Adjusted EBITDA to be an important measure of its financial performance.

(4)

Cash Available for Distribution, a non-GAAP financial measure, is calculated as cash provided by operating activities, adjusted for capital expenditures (excluding timberland acquisitions), working capital changes, cash distributions from unconsolidated joint ventures and certain cash expenditures that CatchMark management believes do not directly reflect the core business operations of its timberland portfolio on an on-going basis, including costs required to be expensed by GAAP related to acquisitions, transactions, joint ventures or new business activities.

Interests of CatchMark’s Directors and Named Executive Officers in the Mergers

In considering the determination of the CatchMark Board to approve the merger agreement, the Mergers and the other transactions contemplated by the merger agreement, and to recommend that CatchMark stockholders vote in favor of the Company Merger Proposal, CatchMark stockholders should be aware that directors and named executive officers of CatchMark may have interests in the Mergers that are different from, or in addition to, the interests of the CatchMark stockholders. These interests may create potential conflicts of interest. The CatchMark Board was aware of these interests and considered them, among other matters, in approving the merger agreement, the Mergers and the other transactions contemplated by the merger agreement. These interests are discussed below.

Equity Grants to Independent Directors

Prior to the Mergers and as contemplated in the merger agreement, certain equity grants were made or will be made to CatchMark Board members and all equity awards granted to such CatchMark Board members have or will become vested in full immediately prior to the Company Merger effective time. Specifically:

•

As of July 7, 2022, all annual equity retainers granted to CatchMark Board members in connection with the 2021 annual meeting of stockholders, including restricted shares of CatchMark common stock and unvested Partnership LTIP Units, became fully vested.

•

As of July 7, 2022, annual equity retainers that otherwise would have been granted to CatchMark Board members in accordance with the Amended and Restated Independent Director Compensation Plan in connection with the 2022 annual meeting of stockholders were granted in the form of restricted CatchMark common stock and, contingent upon and effective as of immediately prior to the Company Merger effective time, will become fully vested.

•

As of immediately prior to the Company Merger effective time, each Covered Director (as defined in the Amended and Restated Independent Director Compensation Plan as a director serving on the CatchMark Board at the time such director compensation plan was amended in 2019 and consisting of Douglas D. Rubenstein, Mary E. McBride and Paul S. Fisher) will be granted fully vested CatchMark common stock worth $70,000 in connection with their retirement or other termination from the CatchMark Board.

Equity Acceleration

As described above, as of the Company Merger effective time, all outstanding issuance and forfeiture conditions with respect to outstanding restricted shares of CatchMark common stock will be deemed satisfied in full and on a fully vested basis (at maximum performance, to the extent applicable) such vested shares will automatically be converted into the right to receive the Merger Consideration. Also, immediately prior to the Partnership Merger effective time, (a) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark incentive plans and the award agreement or other document evidencing such Partnership LTIP Unit and (b) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit pursuant to the Partnership Agreement and will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

Partnership Merger Tax Gross-Up Payments

In connection with the conversion of the Partnership OP Units into the Merger Consideration in the Partnership Merger described above, PotlatchDeltic may pay holders of such converted Partnership OP Units (including all named executive officers of CatchMark and four of CatchMark’s independent directors) a tax gross-up payment in an amount equal to the lesser of (i) the amount of U.S. federal and state income taxes that would be payable in the aggregate by the holders of the converted Partnership OP Units on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the tax gross-up payment) assuming each such holder is an individual resident for tax purposes in Georgia and subject to the highest combined marginal U.S. federal and Georgia state income tax rates and taking into account the character of the income or gain (e.g. short-term or long-term capital gain), or (ii) $11,000,000 in the aggregate. The aggregate tax gross-up payment will be equitably allocated among the holders of the Partnership OP Units and Partnership LTIP Units. Instead of making the tax gross-up payment, PotlatchDeltic may elect, in its sole discretion, to consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the Partnership Merger, receive the Restructuring Consideration rather than the Merger Consideration in a tax-deferred transaction on such terms as are mutually acceptable to PotlatchDeltic and CatchMark.

Severance Payments

Additionally, the named executive officers of CatchMark will be entitled to severance and other protections as described below.

Termination Protections: Mr. Davis

On March 11, 2021, CatchMark entered into an amended and restated employment agreement with Mr. Davis, which superseded the previous employment agreement between CatchMark and Mr. Davis, dated as of October 30, 2013, as amended on December 31, 2018 and December 19, 2019. Under the amended employment agreement, Mr. Davis continues to serve as CatchMark’s Chief Executive Officer and President and

as a member of the CatchMark Board, subject to his election as a member of the CatchMark Board for subsequent terms.

The terms of the amended employment agreement commenced on December 31, 2020 and will terminate on December 31, 2023, subject to one automatic one-year renewal period unless CatchMark or Mr. Davis provides notice to the other of intent not to renew the agreement. The amended employment agreement provides that CatchMark will pay Mr. Davis a base salary of $500,000 per year, which amount is reviewed annually by CatchMark’s Compensation Committee and may be increased, but not decreased, from year to year. The amended employment agreement further provides that Mr. Davis will be eligible to earn:

(i)

an annual performance-based cash bonus at a target of at least 60% of his base salary (with the target percentage being subject to increase, but not decrease, by CatchMark’s Compensation Committee in its discretion and the actual annual bonus amount earned for each year being subject to reasonable upward or downward adjustment by the Compensation Committee); and

(ii)	a long-term incentive plan target award of $925,000 (or such other amount as determined by CatchMark’s Compensation Committee each year in its sole discretion).

(iii)

In addition, CatchMark will provide or pay for health benefits for Mr. Davis and his eligible dependents, and he will be entitled to participate in all savings and retirement plans and programs available to our senior executives.

The amended employment agreement provides for certain severance benefits if Mr. Davis’s employment is terminated by CatchMark without cause or if Mr. Davis resigns for good reason, as follows:

(i)

a severance amount equal to (1) two times the sum of (x) Mr. Davis’s then-current base salary and (y) his target bonus for the calendar year in which the date of termination occurs, payable in installments over a 24-month period, or (2) if the termination occurs during the period commencing one hundred twenty (120) days prior to a change in control and concluding on the one year anniversary of a change in control, then three times the sum of (x) his then-current base salary and (y) his target bonus for the calendar year in which the date of termination occurs, payable in a single lump sum;

(ii)	any annual bonus earned but unpaid as of the date of termination for any completed calendar year, without any discretionary reduction by CatchMark’s Compensation Committee;

(iii)

a payment (without duplication of any payment of the annual bonus pursuant to the foregoing item) equal to the product of: (1) the annual bonus, if any, that Mr. Davis would have earned for the calendar year in which the date of termination occurs based on the degree to which the applicable company-wide performance goals for such year are actually achieved, with any other performance goals deemed achieved at the target level, and without any discretionary reduction by CatchMark’s Compensation Committee; and (2) a fraction, the numerator of which is the number of days Mr. Davis was employed by CatchMark during the calendar year in which the date of termination occurs, and the denominator of which is 365, which amount will be paid on the date annual bonuses are paid to CatchMark’s senior executive officers, but in no event later than March 15 of the following calendar year;

(iv)

monthly payments for 18 months equal to the excess of (1) the COBRA cost of group health benefits over (2) the active employee rate for such coverage, except that CatchMark’s obligation to provide this benefit will end if Mr. Davis becomes eligible to receive group health benefits under a program of a subsequent employer; and

(v)

any restrictions on Mr. Davis’s outstanding equity awards that expire based solely on his continuous service with CatchMark will expire and all of his outstanding equity awards that vest based on continuous service with CatchMark will immediately become fully vested, and, to the extent any equity awards held by Mr. Davis are or become exercisable as of the date of termination, such awards will remain exercisable by Mr. Davis through the end of the maximum term of such award.

In order to receive the severance benefits, Mr. Davis must sign and not revoke a general release and materially comply with the restrictive covenants in the amended employment agreement. The amended employment agreement contains non-competition, employee non-solicitation, customer non-solicitation, non-interference and non-disparagement covenants that apply during Mr. Davis’s employment and for two years after termination of his employment, as well as covenants regarding confidentiality and ownership of property.

In the event of Mr. Davis’s death or disability, he will receive (1) the bonus payments described under items (ii) and (iii) above and (2) the benefits with respect to his outstanding equity awards described in item (v) above. In the event that the Mr. Davis’s employment with CatchMark terminates because the amended employment agreement is not renewed by CatchMark in accordance with its terms, provided that Mr. Davis signs and does not revoke a general release, Mr. Davis will receive (1) the bonus payments described under items (ii) and (iii) above, (2) the monthly payments described under item (iv) above, and (3) the vesting benefits with respect to his outstanding equity awards described in item (v) above. The amended employment agreement does not provide for any severance benefits in the event of Mr. Davis’s termination by CatchMark for cause or by Mr. Davis’s resignation without good reason.

Additionally, between the date of the signing of the merger agreement and the effective time, CatchMark’s Compensation Committee will have the authority to determine that the annual bonus that Mr. Davis would have received for 2022 be calculated based on the performance goals being deemed achieved at up to the maximum level (but prorated as set forth in his employment agreement).

The amended employment agreement provides that if any payments or benefits would be subject to the excise tax imposed on “parachute payments” under Section 4999 of the Code, then Mr. Davis’s payments or benefits will either be delivered in full or will be limited to the maximum amount that could be paid without triggering the excise tax, whichever results in the receipt by Mr. Davis on an after-tax basis of the greatest amount of benefits.

The amended employment agreement further provides that CatchMark will indemnify and hold harmless Mr. Davis to the fullest extent permitted by applicable law if he is made a party to, or reasonably anticipates being made a party to, any proceeding by reason of, or in connection with, his service to CatchMark or any of its affiliates, and such indemnification will continue after his service to CatchMark and its affiliates has terminated. Mr. Davis will also be entitled to advancement of any and all costs and expenses (including, without limitation, attorneys’ and other professional fees and charges) that he reasonably incurs in connection with any such proceeding or in connection with seeking to enforce his indemnification rights under the amended employment agreement, subject to repayment by Mr. Davis of any amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses. In addition, the amended employment agreement provides that during the term of the agreement and for six years thereafter, Mr. Davis will be entitled to directors’ and officers’ liability insurance coverage that is no less favorable to Mr. Davis in any respect than the coverage then provided to any of CatchMark’s other present or former directors or officers.

Termination Protections: Ms. Godoy-Arbelaez, Mr. Reitz and Ms. Solomon

None of Ms. Godoy-Arbelaez, Mr. Reitz or Ms. Solomon have an employment agreement with CatchMark. CatchMark has adopted a Change in Control Severance Protection Plan that applies to all CatchMark employees, including Ms. Godoy-Arbelaez, Mr. Reitz and Ms. Solomon. Pursuant to the terms of the plan, in the event of a change in control, in connection with termination without cause or termination for good reason, during a period beginning three months prior to closing the change in control transaction and ending 12 months thereafter, each of Ms. Godoy-Arbelaez, Mr. Reitz and Ms. Solomon would be entitled to an amount equal to 1.5 times the sum of their base salary and their average annual performance bonus for the past three years. All cash severance payments will be payable as a lump sum.

2022 STIP Award

Pursuant to the CatchMark 2022 Short-Term Incentive Plan for named executive officers (the “2022 STIP”), if a named executive officer’s employment is terminated before the date that 2022 STIP awards are paid and such termination occurs within three (3) months prior to or twelve (12) months after a change in control, the named executive officer will be entitled to receive a payment equal to the product of: (1) the 2022 STIP award, if any, that such named executive officer would have earned for 2022 based on the degree to which the applicable company-wide objective performance metrics for such year are actually achieved, with any individual subjective performance goals deemed achieved at the target level, and without any discretionary reduction by CatchMark’s Compensation Committee; and (2) a fraction, the numerator of which is the number of days such named executive officer was employed by CatchMark during 2022, and the denominator of which is 365, which amount will be paid on the date 2022 STIP awards bonuses are paid to other named executive officers, but in no event later than March 15, 2023. Pursuant to the merger agreement, CatchMark’s Compensation Committee has the authority to determine that the 2022 STIP award that each named executive officer receives be calculated based on the performance goals being deemed to have been achieved at up to the maximum level (but prorated as set forth in the 2022 STIP). CatchMark’s Compensation Committee has determined that the portion of the 2022 STIP award earned based on company-wide performance goals will be based on actual performance and that the portion earned based on the achievement of individual subjective performance goals has been achieved at the maximum level of performance for each named executive officer.

Directors’ and Officers’ Insurance and Indemnification.

In connection with the Mergers, CatchMark’s directors and officers will receive certain insurance and indemnification under the merger agreement. For specific terms, see “The Merger Agreement—Covenants and Agreements—Indemnification; Directors’ and Officers’ Insurance” beginning on page 132.

Employee Matters

From the Company Merger effective time through the first anniversary thereof, PotlatchDeltic will, and will cause each of its subsidiaries, as applicable, to, provide each individual who is an employee of CatchMark or its subsidiaries immediately prior to the effective time of the Mergers and who remains employed by PotlatchDeltic or its subsidiaries during such period with (i) a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate in effect with respect to such employee immediately prior to the effective time of the Mergers, (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such employee immediately prior to the effective time of the Mergers, and (iii) other compensation and benefits (including severance benefits, paid-time off, health insurance and equity-based compensation opportunities) that are substantially comparable, in the aggregate, to the compensation and benefits provided to such employee immediately prior to the effective time of the Mergers.

PotlatchDeltic will, and will cause its subsidiaries to, provide credit for each continuing CatchMark employee’s length of service with CatchMark and its subsidiaries (as well as service with any predecessor employer of CatchMark or its subsidiaries) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by PotlatchDeltic and its subsidiaries in which such employee is eligible to participate, other than (i) for the purposes of benefit accrual under any defined benefit pension plan or other retirement or savings plan, (ii) to the extent such recognition results in a duplication of benefits, (iii) with respect to service not recognized under CatchMark’s corresponding plans, or (iv) with respect to PotlatchDeltic plans where similarly situated employees of PotlatchDeltic and its subsidiaries do not receive credit for prior service or plans which are grandfathered or frozen.

Without limiting the foregoing, the provisions in the “Employment Matters” section under the merger agreement are solely for the benefit of the parties to the merger agreement, and no current or former director, executive officer, employee or consultant or any other person will be a third-party beneficiary of the merger agreement, and nothing in the merger agreement will prevent CatchMark, PotlatchDeltic, the surviving corporation or any of their affiliates from terminating the employment of any continuing CatchMark employee.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, the tables below set forth the amounts of payments and benefits that each of CatchMark’s named executive officers will or may receive in connection with the Company Merger. The amounts reported below are based on various assumptions that may or may not actually occur or be accurate on the relevant date. For example, we have assumed, among other things, that: (i) the Company Merger effective time is 11:59 p.m. (New York time) on September 14, 2022, which is the assumed date of the closing solely for the purposes of disclosure in this section; (ii) the employment of each of CatchMark’s named executive officers is terminated without “cause” or due to the named executive officer’s resignation for “good reason” (each, a “qualifying termination”) in either case, immediately following the assumed effective time of 11:59 p.m. (New York time) on September 14, 2022; (iii) the number of equity awards held by each named executive officer on August 10, 2022 is the same as the number of equity awards that will be held by each such named executive officer at the Company Merger effective time, such that the equity values in the table below do not take into account any vesting or forfeitures that may occur between such date and the Company Merger effective time; and (iv) no reductions of any payments or benefits would be triggered pursuant to any excise tax provisions in any named executive officer’s applicable agreement or arrangement.

The actual amounts payable to CatchMark’s named executive officers will depend on whether the named executive officer experiences a qualifying termination, the date of termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below. Other than the acceleration of equity awards and tax gross-up payment in connection with the Partnership Merger as described above, the amounts payable to CatchMark’s named executive officers absent a qualifying termination are $0, except with respect to already beneficially owned shares as provided in “—Security Ownership of CatchMark’s Directors and Executive Officers and Current Beneficial Owners” beginning on page 91.

Other than the acceleration of equity awards and tax gross-up as described above and Mr. Reitz’s offer of employment from PotlatchDeltic, as further described below, all benefits payable to CatchMark’s named executive officers arise solely as a result of the closing of the Mergers and a qualifying termination and are considered “double trigger” benefits. Other than the acceleration of equity awards and tax gross-up payment as described above and Mr. Reitz’s offer of employment from PotlatchDeltic, the Mergers do not result in additional benefits to CatchMark’s named executive officers absent a qualifying termination.

Current and New Arrangements

Name	Cash(1) $	Equity(2) $	Perquisites/ Benefits(3) $	Tax Reimbursement(4) $	Other(5) $	Total $
Brian Davis	3,205,046	5,787,319	52,294	3,739,639	N/A	12,784,299
Ursula Godoy-Arbelaez	906,545	2,300,730	10,598	1,254,417	N/A	4,472,290
Todd Reitz	1,145,528	3,187,911	—	1,919,564	524,249	6,777,251
Lesley Solomon	848,539	2,800,203	19,399	1,710,439	N/A	5,378,580

(1)

Cash. Pursuant to Mr. Davis’s employment agreement, upon a “double trigger” termination without “cause” or by Mr. Davis for “good reason,” in connection with a change in control, Mr. Davis is entitled to (i) a severance amount equal three times the sum of (x) his then-current base salary and (y) his target bonus for the calendar year in which the date of termination occurs, payable in a single lump sum; (ii) any annual bonus earned but unpaid as of the date of termination, plus (iii) without any duplication, a payment equal to the product of the annual bonus Mr. Davis would have earned for the calendar year in which the termination occurs, based on the degree to which the applicable company-wide performance goals for such year are actually achieved, with any other performance goals deemed achieved at the target level, prorated for the number of days Mr. Davis was employed during such calendar year.

Pursuant to the Change in Control Severance Protection Plan, upon a “double trigger” termination without “cause” or by the executive for “good reason,” each of the other named executive officers is entitled to 1.5 times the sum of their base salary and their average annual performance bonus for the past three years. All cash severance payments will be payable as a lump sum.

In addition, pursuant to the merger agreement, CatchMark’s Compensation Committee has the authority to approve a pro rata bonus under the 2022 STIP (“Pro Rata Bonus”) to be calculated based on projected performance up to the maximum annual bonus, if any, disclosed to PotlatchDeltic that the participant was eligible to receive for the calendar year which includes the termination date, prorated as set forth in the 2022 STIP. The bonuses included in the above table reflect such performance goals being deemed achieved at the maximum level, as allowed under the terms of the merger agreement, prorated assuming a closing date of September 14, 2022, but actual payouts may differ and will depend upon review by and approval of CatchMark’s Compensation Committee.

(2)

Equity. The following table sets forth the value of unvested restricted shares of CatchMark common stock and/or unvested Partnership LTIP Units which will be accelerated (at maximum performance, if applicable) in connection with the Company Merger. The tabular disclosure set forth below assumes a price of $12.01 (the average per-share closing price of PotlatchDeltic common stock over the first five (5) business days following the public announcement of the Mergers on May 31, 2022, determined pursuant to Item 402(t) of Regulation S-K, multiplied by the exchange ratio of 0.230). The tabular disclosure set forth below also includes the value of accrued but unpaid distributions on the awards to be accelerated in connection with the Mergers. All equity held by CatchMark’s named executive officers was granted in connection with CatchMark’s regular executive officer new hire or annual compensation practices, including the grant of 2022 awards, and CatchMark has not provided any special grants or bonuses to any of the named executive officers. All equity awards will be settled in stock.

Name	RSAs/ LTIP Units – Performance Vesting	RSAs/LTIP Units – Performance Vesting ($)	RSAs – Time Vesting	RSAs – Time Vesting ($)	RSAs/LTIP Units – Performance Vesting DERs ($)	RSAs – Time Vesting DERs ($)	Total Value of Equity Awards ($)
Brian Davis	375,640	4,511,436	85,859	1,031,167	194,499	50,217	5,787,319
Ursula Godoy-Arbelaez	147,448	1,770,850	37,422	449,438	57,912	22,529	2,300,730
Todd Reitz	207,475	2,491,775	47,875	574,979	94,961	26,196	3,187,911
Lesley Solomon	181,559	2,180,524	42,242	507,326	87,910	24,443	2,800,203

(3)

Perquisites/Benefits. Each named executive officer is entitled to four (4) months (eighteen (18) months for Mr. Davis) of subsidized COBRA coverage following a qualifying termination, as well as $10,000 worth of outplacement services. It is not anticipated that Mr. Reitz will receive these benefits, as he is expected to be employed by PotlatchDeltic following the Mergers.

(4)

Tax Reimbursement. In connection with the conversion of Partnership OP Units into the Merger Consideration in the Partnership Merger described above, PotlatchDeltic may pay each named executive officer a tax gross-up payment in an amount equal to the amount of U.S. federal and state income taxes that would be payable in the aggregate by such named executive officer on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the tax gross-up payment) assuming each such named executive officer is an individual resident for tax purposes in Georgia and subject to the highest combined marginal U.S. federal and Georgia state income tax rates taking into account the character of the income or gain (e.g., short-term or long-term capital gain); provided that the total tax gross-up payments made to all holders of Partnership OP Units and Partnership LTIP Units will not exceed $11,000,000 in the aggregate. The aggregate tax gross-up payment will be equitably allocated among the holders of the Partnership OP Units and Partnership LTIP Units. Instead of making the tax gross-up payment, PotlatchDeltic may elect, in its sole discretion, to consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the Partnership Merger, receive the Restructuring Consideration rather than the Merger Consideration in a tax-deferred transaction on such terms as are mutually acceptable to PotlatchDeltic and CatchMark.

(5)	Other. This amount includes cash compensation and equity compensation provided to Mr. Reitz through his offer of employment from PotlatchDeltic as further described below.

New Arrangements

In addition to the current arrangements, PotlatchDeltic has offered Mr. Reitz employment on a materially reduced compensation scale. Accordingly, Mr. Reitz will be eligible for the amounts described above as a result of a “good reason” termination and will receive the amounts described below going forward from PotlatchDeltic. None of the other executive officers have received new offers of employment from PotlatchDeltic.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits	Tax Reimbursement	Total
Brian Davis	N/A	N/A	N/A	N/A	N/A
Ursula Godoy-Arbelaez	N/A	N/A	N/A	N/A	N/A
Todd Reitz	289,250	234,999	N/A	N/A	524,249
Lesley Solomon	N/A	N/A	N/A	N/A	N/A

(1)    Cash. Pursuant to Mr. Reitz’s offer letter from PotlatchDeltic, he will be paid a base salary at an annual rate of $231,400 and will be eligible for a target annual bonus equal to 25% of his base salary, prorated for the 2022 calendar year. Bonuses are paid from 0% to 200% of target based on performance. The amount set forth in the table above is the target bonus without proration.

(2)    Equity. Pursuant to Mr. Reitz’s offer letter from PotlatchDeltic, he will receive an award of 4,500 restricted stock units in PotlatchDeltic, with 1,500 of the restricted stock units to vest on the second (2nd) anniversary of his start date with PotlatchDeltic, 1,500 restricted stock units to vest on the third (3rd) anniversary of his start date with PotlatchDeltic and 1,500 restricted stock units to vest on the fourth (4th) anniversary of his start date with PotlatchDeltic. The value of the equity has been calculated using the same methodology for his existing equity (the average per-share closing price of PotlatchDeltic common stock over the first five (5) business days following public announcement of the Mergers on May 31, 2022, determined pursuant to Item 402(t) of Regulation S-K). In addition, beginning in 2023, Mr. Reitz may also participate in the PotlatchDeltic long-term incentive program providing the opportunity for additional equity awards with a target value of 30% of base salary. Such additional equity award opportunity is not set forth in the table above.

Directors and Management of PotlatchDeltic after the Mergers

Pursuant to the merger agreement, at the time the Mergers become effective, the PotlatchDeltic Board will be expanded from nine (9) directors to ten (10) directors, consisting of nine (9) directors from PotlatchDeltic and one (1) director from CatchMark as selected by the CatchMark Board. The director selected by CatchMark to join the expanded PotlatchDeltic Board is James M. DeCosmo. Mr. DeCosmo will join the class of PotlatchDeltic directors who will be up for re-election at the PotlatchDeltic 2023 annual meeting of stockholders. PotlatchDeltic has agreed in the merger agreement that it will cause Mr. DeCosmo to be renominated for election at the 2023 annual meeting of PotlatchDeltic stockholders for a three-year term and will use reasonable best efforts to have Mr. DeCosmo so reelected. Michael J. Covey, the current Executive Chairperson of PotlatchDeltic, will remain as Executive Chairperson of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers. Eric J. Cremers, the current President and Chief Executive Officer of PotlatchDeltic, will remain as President and Chief Executive Officer of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers.

Security Ownership of CatchMark’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership, as of August 10, 2022, of shares of CatchMark common stock by (a) each of CatchMark’s named executive officers, (b) each of CatchMark’s directors, (c) CatchMark’s executive officers and directors as a group and (d) each person known to CatchMark to be the beneficial owner of more than 5% of CatchMark common stock outstanding. As of August 10, 2022, there were 49,275,171 shares of CatchMark common stock outstanding.

Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
5% Stockholders:
Ranger Global Real Estate Advisors, LLC(2)	4,673,598	9.48%
BlackRock, Inc.(3)	4,043,483	8.20%
William Blair Investment Management, LLC(4)	2,665,047	5.41%
Renaissance Technologies LLC(5)	2,590,667	5.26%
Asset Management Exchange Master ICAV(6)	2,508,040	5.09%
The Vanguard Group(7)	2,482,473	5.04%
Directors and Named Executive Officers:
Brian M. Davis(8)	261,271	*
Ursula Godoy-Arbelaez(9)	105,881	*
Todd P. Reitz(10)	110,404	*
Lesley H. Solomon(11)	90,551	*
Tim E. Bentsen(12)	8,721	*
James M. DeCosmo(13)	14,874	*
Paul S. Fisher(14)	34,549	*
Mary E. McBride(15)	11,978	*
Douglas D. Rubenstein(16)	50,037	*
All directors and executive officers as a group (9 persons)(17)	688,266	1.40%

*	Represents less than one percent of class.
(1)

Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. This table excludes Partnership OP Units held by CatchMark’s executive officers and directors. Holders of Partnership OP Units, including those converted from Partnership LTIP Units, have the option to cause the Partnership to redeem such units after the units have been held for one year. Unless CatchMark exercises its right to purchase the Partnership OP Units in exchange for shares of CatchMark common stock, the Partnership would redeem each such unit with cash equal to the value of one share of CatchMark common stock. For more information regarding the Partnership OP Units, see Note 8 - Noncontrolling Interest to CatchMark’s consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference.

(2)

The amount shown and the following information are derived from the Schedule 13G filed with the SEC on February 14, 2022 in which Ranger Global Real Estate Advisors, LLC reported that as of December 31, 2021 it had sole voting and dispositive power over 4,673,598 shares of CatchMark common stock. The address for Ranger Global Real Estate Advisors, LLC is 1801 Wewatta Street, 11th Floor, Denver, CO 80202.

(3)

The amount shown and the following information are derived from the Schedule 13G/A (Amendment No. 6) filed with the SEC on February 3, 2022 in which BlackRock, Inc. reported that as of December 31, 2021 it had sole voting power over 3,885,516 shares of CatchMark common stock and sole dispositive power over 4,043,483 shares of CatchMark common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4)

The amount shown and the following information are derived from the Schedule 13G filed with the SEC on February 10, 2022 in which William Blair Investment Management, LLC reported that as of December 31, 2021 it had sole voting power over 1,734,850 shares of CatchMark common stock and sole dispositive power over 2,665,047 shares of CatchMark common stock. The address for William Blair Investment Management, LLC is 150 North Riverside Plaza, Chicago, IL 60606.

(5)

The amount shown and the following information are derived from the Schedule 13G/A (Amendment No. 3) filed with the SEC on February 11, 2022 in which Renaissance Technologies LLC reported that as of December 31, 2021 it had sole voting power over 2,571,267 shares of CatchMark common stock and sole dispositive power over 2,590,667 shares of CatchMark common stock. The address for Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022.

(6)

The amount shown and the following information are derived from the Schedule 13G filed with the SEC on June 24, 2022 in which Asset Management Exchange Master ICAV reported that as of June 16, 2022 it had sole voting and dispositive power over 2,508,040 shares of CatchMark common stock. The address for Asset Management Exchange Master ICAV is Riverside One, 37 – 42, Sir John Rogerson’s Quay, Grand Canal Dock, Dublin 2, D02 X576, Ireland.

(7)

The amount shown and the following information are derived from a Schedule 13G/A (Amendment No. 4) filed with the SEC on February 9, 2022 in which The Vanguard Group reported that as of December 31, 2021 it had shared voting power over 75,379 shares of CatchMark common stock, sole dispositive power over 2,370,634 shares of CatchMark common stock and shared dispositive power over 111,839 shares of CatchMark common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(8)	Includes 57,971 shares of performance-based restricted stock and 85,859 shares of time-based restricted stock. Excludes 15,411 Partnership OP Units.
(9)	Includes 28,985 shares of performance-based restricted stock and 37,422 shares of time-based restricted stock.
(10)	Includes 36,232 shares of performance-based restricted stock and 47,875 shares of time-based restricted stock.
(11)	Includes 30,435 shares of performance-based restricted stock and 42,242 shares of time-based restricted stock.
(12)	Includes 6,783 shares of time-based restricted stock. Excludes 8,434 Partnership OP Units.
(13)	Includes 6,783 shares of time-based restricted stock.
(14)	Includes 6,783 shares of time-based restricted stock. Excludes 15,133 Partnership OP Units.
(15)	Includes 6,783 shares of time-based restricted stock. Excludes 15,133 Partnership OP Units.
(16)	Includes 6,783 shares of time-based restricted stock.
(17)	Includes all of CatchMark’s directors and executive officers as of August 10, 2022. The address for CatchMark’s directors and executive officers is 5 Concourse Parkway, Suite 2650, Atlanta, GA 30328.

Regulatory Approvals Required for the Mergers

PotlatchDeltic and CatchMark are not aware of any material federal or state regulatory requirements (including any mandatory waiting period) that must be complied with, or regulatory approvals that must be obtained, in connection with the Mergers or the other transactions contemplated by the merger agreement, other than the requirement that the Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part, be declared effective by the SEC.

Material United States Federal Income Tax Consequences of the Company Merger

The following is a general summary of U.S. federal income tax consequences of the Company Merger to U.S. Holders and Non-U.S. Holders (each as defined below) of CatchMark common stock. There will be no U.S. federal income tax consequences of the Company Merger to a holder of shares of PotlatchDeltic common stock as a result of the Company Merger.

This discussion addresses only holders of shares of CatchMark common stock who hold their shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. laws other than those pertaining to regular U.S. federal income tax, nor does it address any tax consequences arising under the federal alternative minimum tax or the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 (Section 1411 of the Code). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under U.S. federal income tax laws, including (without limitation) if you are a financial institution; a pension plan or other tax-exempt organization; an S corporation or other pass-through entity (or an investor in an

S corporation or other pass-through entity); an insurance company; a regulated investment company; a REIT; a dealer or broker in stocks, securities or currencies; a trader in securities that elects mark-to-market treatment; a holder of CatchMark common stock received through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation; a U.S. person that has a functional currency other than the U.S. dollar; a person that holds its stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; a U.S. expatriate or a person that has ceased to be a U.S. citizen or lawful permanent resident of the United States; a holder of Partnership LTIP Units or Partnership OP Units that will receive PotlatchDeltic common stock pursuant to the Partnership Merger; a holder who actually or constructively owns or has owned more than 5% of CatchMark; or except as expressly set forth below, a person that is not a U.S. Holder.

This discussion is based on the Code, applicable U.S. Treasury regulations promulgated under the Code, and court and administrative rulings, decisions and interpretations, each as in effect on the date of this proxy statement/prospectus and all of which are subject to change, possibly retroactively. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CatchMark common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” generally means any beneficial owner of CatchMark common stock that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. Holder. For purposes of this discussion, however, Non-U.S. Holder does not include a nonresident alien individual present in the United States for one hundred eighty-three (183) days or more in the taxable year of disposition, or a former citizen or former resident of the United States. Such individuals should consult their own tax advisers as to the specific tax consequences of participating in the merger.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds CatchMark common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding CatchMark common stock should consult their own tax advisors.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE COMPANY MERGER. THE ACTUAL TAX CONSEQUENCES TO YOU OF THE COMPANY MERGER MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN THE CONTROL OF POTLATCHDELTIC OR CATCHMARK. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE COMPANY MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Company Merger in General

PotlatchDeltic and CatchMark intend for the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to PotlatchDeltic’s obligation to complete the Company Merger that PotlatchDeltic receive from Skadden, tax counsel to PotlatchDeltic, an opinion dated as of the closing date to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to CatchMark’s obligation to complete the Company Merger that

CatchMark receive from King & Spalding, tax counsel to CatchMark, an opinion dated as of the closing date, to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Pursuant to the merger agreement, the opinions described above may be delivered by other counsel reasonably acceptable to the parties.

In connection with the filing of this proxy statement/prospectus, Skadden and King & Spalding have delivered opinions with respect to the foregoing matters as well as the REIT status of PotlatchDeltic and CatchMark, respectively. These opinions are, and the opinions required to be delivered at the closing of the Mergers will be, based on customary assumptions and representations from PotlatchDeltic and CatchMark, as well as certain covenants and undertakings by PotlatchDeltic and CatchMark, including the assumption that the Mergers will be completed in the manner described in the merger agreement and this proxy statement/prospectus. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the Company Merger and the other tax matters described herein could differ from those described in this proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither PotlatchDeltic nor CatchMark intends to obtain a ruling from the IRS on the tax consequences of the Company Merger. If the IRS were to successfully challenge the “reorganization” status of the Company Merger, the tax consequences could materially and adversely differ from those described in this proxy statement/prospectus.

U.S. Federal Income Tax Consequences to U.S. Holders

Accordingly, and on the basis of the opinions expected to be received at the closing of the Company Merger, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares:

•	a U.S. Holder of CatchMark common stock will not recognize any gain or loss upon the exchange of shares of CatchMark common stock for shares of PotlatchDeltic common stock in the Company Merger;

•

a U.S. Holder of CatchMark common stock will have a tax basis in the shares of PotlatchDeltic common stock received in the Company Merger equal to the tax basis of the CatchMark common stock surrendered in exchange therefor; and

•

a U.S. Holder of CatchMark common stock will have a holding period for shares of PotlatchDeltic common stock received in the Company Merger that includes its holding period for its shares of CatchMark common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional shares of PotlatchDeltic common stock will be distributed to holders of shares of CatchMark common stock in connection with the Company Merger. A U.S. Holder that receives cash in lieu of a fractional share of PotlatchDeltic common stock as part of the Company Merger will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. Holder’s tax basis in the fractional share of PotlatchDeltic common stock determined as set forth above. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for the shares of CatchMark common stock surrendered is more than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates under current law. The deductibility of capital losses is subject to limitations.

Special Rules for Non-U.S. Holders

Special rules may apply to Non-U.S. Holders under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, subject to certain exceptions described below, a Non-U.S. Holder may need to comply with certain reporting and other requirements under FIRPTA in order not to be subject to tax as a result of the surrender of shares in the Company Merger, and no assurance can be given that a non-U.S. holder will be able to satisfy such requirements if they applied. These additional requirements under FIRPTA will generally not apply if (x) both (i) the class of surrendered shares is treated as “regularly traded” on an established securities market at the time of closing and (ii) the Non-U.S. Holder has not, at any time during the five year period preceding the exchange, owned (actually or constructively) in excess of 10% of that class (assuming that CatchMark qualifies as a REIT at the time of the Company Merger), or (y) CatchMark qualifies as a “domestically controlled REIT” at the time of the Company Merger. Although CatchMark expects that its common stock will be treated as “regularly traded” at the time of the Company Merger and that it will qualify as a domestically controlled REIT at the time of the Company Merger, no assurance can be given in that regard. Non-U.S. Holders should consult with their own tax advisors regarding the consequences to them of participating in the Company Merger.

U.S. Federal Income Taxation of PotlatchDeltic and its Stockholders

The following is a summary of the U.S. federal income tax considerations generally applicable to an investment in PotlatchDeltic common stock. For purposes of this section under the heading “U.S. Federal Income Taxation of PotlatchDeltic and its Stockholders,” references to “PotlatchDeltic” generally mean only PotlatchDeltic and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that PotlatchDeltic and its subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to PotlatchDeltic or an investment in any securities issued by PotlatchDeltic, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as (without limitation):

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships, other pass-through entities and trusts;

•	persons who hold PotlatchDeltic stock on behalf of other persons as nominees;

•	persons who receive PotlatchDeltic stock as compensation or pursuant to the Partnership Merger;

•	persons who own, actually or constructively, 10% or more of PotlatchDeltic common stock

•	persons holding PotlatchDeltic common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who own, actually or constructively, 10% or more of PotlatchDeltic common stock; and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their PotlatchDeltic common stock as a capital asset (within the meaning of Section 1221 of the Code), which generally means property held for investment.

The U.S. federal income tax treatment of holders of shares of PotlatchDeltic common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding or disposing of PotlatchDeltic common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of PotlatchDeltic common stock.

Taxation of PotlatchDeltic

PotlatchDeltic has elected to be treated as a REIT commencing with its taxable year ended December 31, 2006, and intends to continue to operate in a manner that will allow it to qualify as a REIT.

Skadden has acted as PotlatchDeltic’s REIT tax counsel, and, as a condition to the closing of the Company Merger, Skadden will provide PotlatchDeltic with an opinion to the effect that, commencing with PotlatchDeltic’s taxable year ended December 31, 2006, PotlatchDeltic has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and PotlatchDeltic’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden is based on reasonable and customary assumptions relating to PotlatchDeltic’s organization and operation, and is conditioned upon fact-based representations and covenants made by PotlatchDeltic’s management regarding its organization, assets, and income, and the present and future conduct of its business operations. Additionally, the opinion of Skadden will assume the correctness of King & Spalding’s opinion to the effect that, commencing with CatchMark’s taxable year ended December 31, 2009, CatchMark has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and CatchMark’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT through the merger. While PotlatchDeltic intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in PotlatchDeltic’s circumstances, no assurance can be given by Skadden or by PotlatchDeltic that PotlatchDeltic will qualify as a REIT for any particular year. The opinion of Skadden will be expressed as of the date issued. King & Spalding will have no obligation to advise CatchMark, and Skadden will have no obligation to advise PotlatchDeltic, or their respective stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on PotlatchDeltic’s ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, all the results of which have not been and will not be reviewed by Skadden.

PotlatchDeltic’s ability to qualify as a REIT also requires that PotlatchDeltic satisfy certain asset tests, some of which depend upon the fair market values of assets that PotlatchDeltic owns directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of PotlatchDeltic’s operations for any taxable year have satisfied or will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, PotlatchDeltic’s qualification and taxation as a REIT depends upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While PotlatchDeltic intends to operate so that it will continue to qualify as a REIT, no assurance can be given that the IRS will not challenge PotlatchDeltic’s qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See the section entitled “—Failure to Qualify.”

Provided that PotlatchDeltic qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore it will not be subject to U.S. federal corporate income tax on its net REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that PotlatchDeltic generates is taxed only at the stockholder level upon a distribution of dividends to PotlatchDeltic stockholders.

Most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a reduced maximum U.S. federal income tax rate (the same as long-term capital gains). With limited exceptions, however, dividends from PotlatchDeltic or from other entities that are taxed as REITs are generally not eligible for this rate and are taxed at rates applicable to ordinary income. However, for taxable years that begin before January 1, 2026, stockholders that are individuals, trusts or estates generally are entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT, subject to certain limitations. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to PotlatchDeltic stockholders, subject to special rules for certain items such as the capital gains that PotlatchDeltic recognizes. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If PotlatchDeltic qualifies as a REIT, it will nonetheless be subject to U.S. federal tax in the following circumstances:

•	PotlatchDeltic will be taxed at regular corporate rates on any undistributed net REIT taxable income, including undistributed net capital gains.

•

If PotlatchDeltic has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than certain “foreclosure property,” such income will be subject to a 100% tax. See “—Prohibited Transactions” below.

•

If PotlatchDeltic elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” PotlatchDeltic may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to income tax at the highest applicable corporate tax rate.

•

If PotlatchDeltic fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because it satisfies other requirements, it will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with its gross income.

•

If PotlatchDeltic violates the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintains its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, PotlatchDeltic may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•

If PotlatchDeltic fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, it will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid income tax at the corporate level.

•

PotlatchDeltic may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification —General.”

•	A 100% tax may be imposed on transactions between PotlatchDeltic and a taxable REIT subsidiary (“TRS”) of PotlatchDeltic that do not reflect arm’s length terms.

•

If PotlatchDeltic acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of Chapter 1 of the Code) in a transaction in which the adjusted tax basis of the assets in PotlatchDeltic’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, PotlatchDeltic may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if PotlatchDeltic subsequently recognizes gain on a disposition of any such assets during the five-year period following its acquisition from the subchapter C corporation.

•	The earnings of PotlatchDeltic’s TRSs will generally be subject to U.S. federal corporate income tax.

In addition, PotlatchDeltic and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on their assets and operations. PotlatchDeltic and its subsidiaries could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least three hundred thirty-five (335) days of a taxable year of twelve (12) months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in PotlatchDeltic’s case, was 2006). PotlatchDeltic’s Certificate of Incorporation provides restrictions regarding the ownership and transfers of its stock, which are intended to assist PotlatchDeltic in satisfying the stock ownership requirements described in conditions (5) and (6) above.

These restrictions, however, may not ensure that PotlatchDeltic will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If PotlatchDeltic fails to satisfy these share ownership requirements, except as provided in the next sentence, PotlatchDeltic’s status as a REIT will terminate. If, however, PotlatchDeltic complies with the rules contained in applicable U.S. Treasury regulations that require it to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, PotlatchDeltic generally is required to maintain records regarding the actual ownership of its stock. To do so, PotlatchDeltic must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include PotlatchDeltic’s dividends in their gross income). PotlatchDeltic must maintain a list of those persons failing or refusing to comply with this demand as part of its records. PotlatchDeltic could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Treasury regulations to submit a statement with your tax return disclosing your actual ownership of PotlatchDeltic stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. PotlatchDeltic has adopted December 31 as its year-end and thereby satisfies this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If PotlatchDeltic is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, U.S. Treasury regulations provide that PotlatchDeltic is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. PotlatchDeltic’s proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the value prong of the 10% asset test, described below, its proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in PotlatchDeltic’s hands. Thus, PotlatchDeltic’s proportionate share of the assets and items of income of any of its subsidiary partnerships will be treated as PotlatchDeltic’s assets and items of income for purposes of applying the REIT requirements.

If PotlatchDeltic becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize PotlatchDeltic’s status as a REIT or require PotlatchDeltic to pay tax, PotlatchDeltic may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause PotlatchDeltic to fail a gross income or asset test, and that PotlatchDeltic would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, PotlatchDeltic could fail to qualify as a REIT unless it were entitled to relief, as described below.

Disregarded Subsidiaries. If PotlatchDeltic owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as PotlatchDeltic’s assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by PotlatchDeltic (either directly or through other disregarded entities), including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests.

It is expected that, following the Partnership Merger, Merger Sub will be treated as a disregarded entity for U.S. federal income tax purposes. Disregarded subsidiaries, along with any partnerships in which PotlatchDeltic holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of PotlatchDeltic ceases to be wholly owned, the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect PotlatchDeltic’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. In general, PotlatchDeltic may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. PotlatchDeltic generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless PotlatchDeltic and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that PotlatchDeltic and its subsidiaries generate in the aggregate, and may reduce PotlatchDeltic’s ability to make distributions to its stockholders.

PotlatchDeltic is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to PotlatchDeltic is an asset in PotlatchDeltic’s hands, and PotlatchDeltic treats the dividends paid to it from such taxable subsidiary corporation, if any, as income. This treatment can affect PotlatchDeltic’s income and asset test calculations, as described below.

Because PotlatchDeltic does not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining its compliance with the REIT requirements, PotlatchDeltic may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude PotlatchDeltic from doing directly or through pass-through subsidiaries. For example, PotlatchDeltic may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income, or to conduct activities that, if conducted by PotlatchDeltic directly, would be treated in PotlatchDeltic’s hands as non-qualifying income or prohibited transactions, such as sawmill operations.

The deductibility of interest paid or accrued by a TRS could be limited under the Code. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. PotlatchDeltic intends that all of its transactions with its TRSs, if any, will be conducted on an arm’s length basis.

Income Tests

In order to qualify as a REIT, PotlatchDeltic must satisfy two gross income requirements on an annual basis. First, at least 75% of PotlatchDeltic’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real property, mortgages on real property, and shares in other REITs, interest income derived from mortgage loans to the extent secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of PotlatchDeltic’s gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

PotlatchDeltic believes that its gains derived from timber cutting contracts and lump-sum sales of timber will generally be treated as gains from the sale of real property for purposes of the REIT gross income tests and accordingly that such gains will be treated as qualifying income for both such tests.

Rents PotlatchDeltic receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met. PotlatchDeltic has received in the past and is anticipated to receive in the future rental income derived from certain grazing lands, from certain hunting leases, and from renting rights of way through its properties, as well as from certain other sources connected to its timberlands. It is anticipated that income PotlatchDeltic receives from such sources will constitute “rents from real property” under the applicable rules. While it is not expected that PotlatchDeltic will receive a substantial amount of rental income, PotlatchDeltic intends to take steps to cause such rental income to generally qualify as “rents from real property” for purposes of the 75% and 95% gross income tests.

PotlatchDeltic may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that PotlatchDeltic receives from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Any fee income that PotlatchDeltic earns will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of PotlatchDeltic’s gross income tests. Any income or gain that PotlatchDeltic or its pass-through subsidiaries derive from instruments that hedge certain specified risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of PotlatchDeltic’s business and that the instrument be properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

If PotlatchDeltic fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, PotlatchDeltic may still qualify as a REIT for such year if it is entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) PotlatchDeltic’s failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following PotlatchDeltic’s identification of the failure to meet the 75% or 95% gross income test for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether PotlatchDeltic would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, PotlatchDeltic will not qualify as a REIT. Even if these relief provisions apply, and PotlatchDeltic retains its status as a REIT, the Code imposes a tax based upon the amount by which PotlatchDeltic fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, PotlatchDeltic must also satisfy five tests relating to the nature of its assets. First, at least 75% of the value of PotlatchDeltic’s total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property (such as land, timberlands, buildings, and leasehold interests in real property), stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans, and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that PotlatchDeltic owns may not exceed 5% of the value of PotlatchDeltic’s total assets.

Third, PotlatchDeltic may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below.

Fourth, the aggregate value of all securities of TRSs that PotlatchDeltic holds, together with any nonqualified assets, may not exceed in the aggregate 20% of the value of PotlatchDeltic’s total assets.

Fifth, no more than 25% of the total value of PotlatchDeltic’s assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

No independent appraisals have been obtained to support PotlatchDeltic’s conclusions as to the value of its total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that PotlatchDeltic’s interests in its subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if PotlatchDeltic should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause PotlatchDeltic to lose its REIT qualification if it (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of PotlatchDeltic’s assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of PotlatchDeltic’s assets. If the condition described in clause (ii) were not satisfied, PotlatchDeltic still could avoid disqualification by eliminating any discrepancy within thirty (30) days after the close of the calendar quarter in which it arose or by making use of the relief provisions described below.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six (6) months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if PotlatchDeltic did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify as a REIT, PotlatchDeltic is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(i)	the sum of

(a)	90% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid; and

(b)	90% of its after-tax net income, if any, from foreclosure property; minus

(ii)	the excess of the sum of specified items of non-cash income over 5% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid.

PotlatchDeltic generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before PotlatchDeltic timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by PotlatchDeltic stockholders in the year in which paid.

To the extent that PotlatchDeltic distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, PotlatchDeltic will be subject to tax at ordinary corporate tax rates on the retained portion. PotlatchDeltic may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay tax on such gains. In this case, PotlatchDeltic could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that PotlatchDeltic paid. PotlatchDeltic stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that PotlatchDeltic designated and that they include in their taxable income, and (ii) the tax that PotlatchDeltic paid on their behalf with respect to that income.

To the extent that in the future PotlatchDeltic may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that PotlatchDeltic must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to PotlatchDeltic stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If PotlatchDeltic fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, PotlatchDeltic will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income PotlatchDeltic retained and on which PotlatchDeltic has paid corporate income tax.

From time to time, PotlatchDeltic may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining PotlatchDeltic’s taxable income. For example, the Code contains various limitations on the deductibility of interest and other expenses and various rules that may accelerate income before the receipt of cash. In addition, PotlatchDeltic may decide to retain its cash, rather than distribute such cash, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, PotlatchDeltic may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of PotlatchDeltic) in order to meet the distribution requirements, while preserving its cash.

If PotlatchDeltic’s taxable income for a particular year is subsequently determined to have been understated, PotlatchDeltic may be able to rectify a resultant failure to meet the distribution requirements for a year by paying

“deficiency dividends” to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In this case, PotlatchDeltic may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. PotlatchDeltic will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

In addition to the 90% distribution requirement described above, a REIT that inherits the earnings and profits of a subchapter C corporation must distribute all of such earnings and profits by the end of the taxable year in which such earnings and profits are inherited.

For purposes of the 90% distribution requirement, the excise tax distribution requirement, and the requirement to distribute subchapter C earnings and profits, any dividend that PotlatchDeltic declares in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by PotlatchDeltic and received by the stockholder on December 31 of such year, provided that PotlatchDeltic actually pays the dividend before the end of January of the following calendar year.

Prohibited Transactions

Net income that PotlatchDeltic derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than “foreclosure property”) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” generally depends on the particular facts and circumstances. However, sales of timberlands that satisfy certain safe harbor requirements specified in the Code are not treated as prohibited transactions. Although PotlatchDeltic intends to structure its activities to avoid prohibited transaction characterization, no assurance can be given that any property that PotlatchDeltic sells will not be treated as inventory or property held for sale to customers, or that PotlatchDeltic can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Failure to Qualify

If PotlatchDeltic fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, PotlatchDeltic could avoid disqualification as a REIT if its failure is due to reasonable cause and not to willful neglect and it pays a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If PotlatchDeltic fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, PotlatchDeltic would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. PotlatchDeltic cannot deduct distributions to stockholders in any year in which it is not a REIT, nor would PotlatchDeltic be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders would be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees of such dividends may be eligible for the dividends received deduction. Unless PotlatchDeltic is entitled to relief under specific statutory provisions, PotlatchDeltic would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which PotlatchDeltic lost its qualification. It is not possible to state whether, in all circumstances, PotlatchDeltic would be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders.

The following is a summary of certain U.S. federal income tax considerations with respect to the ownership and disposition of PotlatchDeltic stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any holder of PotlatchDeltic common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds PotlatchDeltic common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of PotlatchDeltic common stock.

Distributions. So long as PotlatchDeltic qualifies as a REIT, the distributions that PotlatchDeltic makes to its taxable U.S. stockholders out of current or accumulated earnings and profits that PotlatchDeltic does not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, PotlatchDeltic’s dividends are not eligible for taxation at the preferential income tax rates for qualified dividends received by most U.S. stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations;

•

income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions, less the amount of corporate tax on such income; or

•	subchapter C earnings and profits inherited by the REIT from a subchapter C corporation.

In addition, for taxable years that begin before January 1, 2026, stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including dividends eligible for the reduced rates applicable to “qualified dividend income,” as described above), subject to certain limitations. Under final regulations issued by the IRS, in order to qualify for this deduction with respect to a dividend on PotlatchDeltic common stock, a stockholder must hold such shares for more than forty-five (45) days during the 91-day period beginning on the date which is forty-five (45) days before the date on which such shares become ex-dividend with respect to such dividend (taking into account certain special holding period rules that may, among other consequences, reduce a stockholder’s holding period during any period in which the stockholder has diminished its risk of loss with respect to the shares). U.S. stockholders are urged to consult their tax advisors as to their ability to claim this deduction.

Distributions that PotlatchDeltic designates as capital gain dividends will generally be taxed to its U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed PotlatchDeltic’s actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. PotlatchDeltic may elect to retain and pay taxes on some or all of its net long-term capital gains, in which case PotlatchDeltic may elect to apply provisions of the Code, which treat its U.S. stockholders as having received, solely for tax purposes, PotlatchDeltic’s undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that PotlatchDeltic paid on such undistributed capital gains. See “—Taxation of PotlatchDeltic—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum U.S. federal rates in the case of U.S. stockholders that are individuals, trusts and estates, and at ordinary income rates in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of PotlatchDeltic’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a U.S. stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. stockholder’s shares, the U.S. stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that PotlatchDeltic declares in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by PotlatchDeltic and received by the stockholder on December 31 of such year, provided that PotlatchDeltic actually paid the dividend before the end of January of the following calendar year.

To the extent that PotlatchDeltic has available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that PotlatchDeltic must make in order to comply with the REIT distribution requirements. See “—Taxation of PotlatchDeltic—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor would such losses affect the character of any distributions that PotlatchDeltic makes, which are generally subject to tax in the hands of stockholders to the extent that PotlatchDeltic has current or accumulated earnings and profits.

Dispositions of PotlatchDeltic Stock. If a U.S. stockholder sells or disposes of shares of PotlatchDeltic stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of PotlatchDeltic stock will be subject to a reduced maximum U.S. federal income tax rate if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at ordinary income rates, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of PotlatchDeltic stock that was held for more than one year at the time of disposition will be considered long-term capital losses. In addition, any loss upon a sale or exchange of shares of PotlatchDeltic by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that PotlatchDeltic makes that are required to be treated by the stockholder as long-term capital gain. Capital losses are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of noncorporate taxpayers, who may also offset up to $3,000 of ordinary income each year).

If an investor recognizes a loss upon a subsequent disposition of PotlatchDeltic stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of PotlatchDeltic stock or securities or transactions that PotlatchDeltic might undertake directly or indirectly. Moreover, you should be aware that PotlatchDeltic and other participants in the transactions in which PotlatchDeltic is involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions that PotlatchDeltic makes and gains arising from the sale or exchange by a U.S. stockholder of PotlatchDeltic stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to PotlatchDeltic stock. To the extent that distributions PotlatchDeltic makes do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders. The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of PotlatchDeltic stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is generally any holder of PotlatchDeltic common stock that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. stockholder. For purposes of this discussion, however, a non-U.S. stockholder does not include a nonresident alien individual present in the United States for one hundred eighty-three (183) days or more in the taxable year of disposition, or a former citizen or former resident of the United States. Such individuals should consult their own tax advisers as to the specific tax consequences of the ownership or disposition of PotlatchDeltic common stock. As discussed below, because of the nature of PotlatchDeltic’s income, an investment in shares of PotlatchDeltic common stock by non-U.S. stockholders may be less favorable than investments in REITs whose principal activity is not timber-related.

Ordinary Dividends. The portion of dividends received by non-U.S. stockholders that (i) is payable out of PotlatchDeltic earnings and profits, (ii) is not attributable to capital gains that PotlatchDeltic recognizes and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of PotlatchDeltic stock. In cases where the dividend income from a non-U.S. stockholder’s investment in PotlatchDeltic stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless PotlatchDeltic stock constitutes a U.S. real property interest within the meaning of Section 897 of the Code (“USRPI”), distributions that PotlatchDeltic makes which are not dividends out of PotlatchDeltic’s earnings and profits will generally not be subject to U.S. income tax. If PotlatchDeltic cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of PotlatchDeltic’s current and accumulated earnings and profits. If PotlatchDeltic stock constitutes a USRPI in a non-U.S. stockholder’s hands, as described below, distributions that PotlatchDeltic makes in excess of the sum of (i) the non-U.S. stockholder’s proportionate share of PotlatchDeltic’s earnings and profits, plus (ii) the non-U.S. stockholder’s basis in its stock, will generally be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax may be enforced by a withholding tax at a rate of 15% of the amount by which the distribution exceeds the non-U.S. stockholder’s share of PotlatchDeltic’s earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution that PotlatchDeltic makes to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that PotlatchDeltic held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether PotlatchDeltic designates the distribution as a capital gain dividend. See above under “—Taxation of Non-U.S. Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, PotlatchDeltic will be required to withhold tax under FIRPTA with respect to such dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if PotlatchDeltic held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of PotlatchDeltic’s assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for one hundred eighty-three (183) days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. A significant portion of PotlatchDeltic’s assets are USRPIs. It should also be emphasized that the income PotlatchDeltic receives under its timber cutting contracts will be characterized for U.S. federal income tax purposes as gain from the sale or other disposition of real property. PotlatchDeltic thus currently expects that substantially all of its distributions will be attributable to USRPI capital gains and, accordingly, will be subject to the FIRPTA rules for USRPI capital gain distributions.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “—Taxation of Non-U.S. Stockholders—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. stockholder does not own (actually or constructively) more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. PotlatchDeltic common stock is, and PotlatchDeltic anticipates that it will continue to be, “regularly traded” on an established securities exchange.

Dispositions of PotlatchDeltic Stock. Unless PotlatchDeltic stock constitutes a USRPI, a sale of PotlatchDeltic stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, PotlatchDeltic stock will be treated as a USRPI if 50% or more of PotlatchDeltic’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. PotlatchDeltic believes that 50% or more of PotlatchDeltic’s assets consists of USRPIs.

Even if the foregoing 50% test is met, however, PotlatchDeltic stock will not constitute a USRPI if PotlatchDeltic is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period (after applying certain presumptions regarding the ownership of PotlatchDeltic stock, as described in Section 897(h)(4)(E) of the Code). PotlatchDeltic believes that it is a domestically controlled qualified investment entity. However, no assurance can be given that PotlatchDeltic is or will remain a domestically controlled qualified investment entity.

In the event that PotlatchDeltic is not a domestically controlled qualified investment entity, but PotlatchDeltic stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of PotlatchDeltic common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held (actually and constructively) 10% or less of PotlatchDeltic’s outstanding PotlatchDeltic common stock at all times during a prescribed testing period. PotlatchDeltic common stock is, and PotlatchDeltic expects that it will continue to be, regularly traded on an established securities market.

If gain on the sale of PotlatchDeltic stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of PotlatchDeltic stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in PotlatchDeltic stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for one hundred eighty-three (183) days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if PotlatchDeltic is a domestically controlled qualified investment entity, upon disposition of PotlatchDeltic stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of PotlatchDeltic common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other PotlatchDeltic common stock within thirty (30) days after such ex-dividend date.

Special FIRPTA Rules. Particular types of non-U.S. investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles” may be eligible for certain exemptions from FIRPTA and modifications to the application of the foregoing FIRPTA rules. Non-U.S. stockholders are urged to consult their own tax advisors regarding the applicability of these or any other special FIRPTA rules to their particular investment in PotlatchDeltic common stock.

Estate tax. If PotlatchDeltic stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning PotlatchDeltic stock.

Taxation of Tax-Exempt Stockholders.

Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held PotlatchDeltic stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (ii) PotlatchDeltic stock is not otherwise used in an unrelated trade or business of a tax-exempt stockholder, distributions that PotlatchDeltic makes and income from the sale of PotlatchDeltic stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that PotlatchDeltic makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of PotlatchDeltic stock could be required to treat a percentage of any dividends received from PotlatchDeltic as UBTI if PotlatchDeltic is a “pension-held REIT.” PotlatchDeltic will not be a pension-held REIT unless (i) PotlatchDeltic is required to “look through” one or more of PotlatchDeltic’s pension trust stockholders in order to satisfy the REIT “closely-held” test and (ii) either (a) one pension trust owns more than 25% of the value of PotlatchDeltic stock or (b) one or more pension trusts, each individually holding more than 10% of the value of PotlatchDeltic stock, collectively own more than 50% of the value of PotlatchDeltic stock. Certain restrictions on ownership and transfer of PotlatchDeltic stock generally should prevent a tax-exempt entity from owning more than 10% of the value of PotlatchDeltic stock and generally should prevent PotlatchDeltic from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning PotlatchDeltic stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury, which may result in statutory changes as well as revisions to regulations and interpretations. PotlatchDeltic cannot predict the effect of any future law changes on REITs or their stockholders. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in PotlatchDeltic common stock.

Medicare 3.8% Tax on Investment Income.

Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds are required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends on or capital gains from the sale or other disposition of PotlatchDeltic common stock. U.S. stockholders who are individuals, estates or trusts are encouraged to consult their tax advisors regarding the possible implications of the 3.8% Medicare tax on their investment in PotlatchDeltic common stock.

Foreign Account Tax Compliance Act.

Sections 1471 to 1474 of the Code and existing guidance issued thereunder require withholding at a rate of 30% on dividends in respect of PotlatchDeltic common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into and complies with an agreement with the U.S. Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by the institution that are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which PotlatchDeltic common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of PotlatchDeltic common stock held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which PotlatchDeltic or the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations or other guidance, may modify these requirements. PotlatchDeltic will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in PotlatchDeltic common stock.

State, Local and Foreign Taxes.

PotlatchDeltic and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which PotlatchDeltic or its subsidiaries transact business, own property or reside. PotlatchDeltic’s state, local or foreign tax treatment and that of PotlatchDeltic stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that PotlatchDeltic incurs do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in PotlatchDeltic stock.

Accounting Treatment

PotlatchDeltic prepares its financial statements in accordance with GAAP and is the accounting acquirer. The Mergers will be accounted for in accordance with Accounting Standards Codification 805, Business Combinations. As substantially all the fair value of the assets of CatchMark is expected to be recorded in the timber and timberlands asset group, the Mergers are expected to be accounted for as an asset acquisition. Under the asset acquisition method of accounting, the assets of CatchMark as of the effective date of the Mergers will be measured by PotlatchDeltic following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the net assets acquired. The purchase price will be determined based on the number of shares of PotlatchDeltic common stock issued and the trading price of shares of PotlatchDeltic common stock on the date the Mergers are completed. The purchase price will also include additional consideration related to converted CatchMark equity awards for amounts attributable to pre-merger services and transaction costs directly associated with the acquisition. The operating results of CatchMark will be part of the Combined Company results beginning on the date the Mergers are completed.

Exchange of Shares in the Mergers

PotlatchDeltic is expected to appoint Computershare Trust Company, N.A. as the exchange agent to handle the payment and delivery of the Merger Consideration (including the exchange of certificates formerly evidencing CatchMark common stock, if any, for shares of PotlatchDeltic common stock) and the cash payments to be delivered in lieu of fractional shares. As soon as possible, but in any event no later than three (3) business days, following the Company Merger effective time, the exchange agent will mail to each holder of record of a certificate or certificates that immediately prior to the effective time of the Company Merger evidenced CatchMark common stock, if any, a letter of transmittal and instructions for use in effecting the surrender of certificates to the exchange agent in exchange for the Merger Consideration the holder is entitled to receive under the merger agreement. Any holder of book-entry shares (which includes all or nearly all of the holders of CatchMark common stock) will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent and will automatically, upon the effective time of the Company Merger, be entitled to receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share). Each holder of CatchMark common stock that surrenders its certificate (or affidavit of loss in lieu thereof) to the exchange agent for cancellation along with the executed letter of transmittal and any other documents described in the instructions, and each holder of a book-entry share or book-entry shares immediately prior to the effective time of the Company Merger, will receive any whole shares of PotlatchDeltic common stock such holder is entitled to receive and cash in lieu of any fractional shares of PotlatchDeltic common stock such holder is entitled to receive. From and after the effective time of the Company Merger, there will be no further registration of transfers of any CatchMark common stock.

Dividends

The merger agreement permits the payment of (i) quarterly distributions by PotlatchDeltic at a rate not to exceed $0.44 per share of PotlatchDeltic common stock per quarter, (ii) distributions by any PotlatchDeltic significant subsidiary to PotlatchDeltic or PotlatchDeltic significant subsidiary that is, directly or indirectly, wholly owned by PotlatchDeltic, (iii) distributions by any PotlatchDeltic significant subsidiary that is not wholly owned, directly or indirectly, by PotlatchDeltic, including any PotlatchDeltic subsidiary REIT, in accordance with the requirements of the organizational documents of such PotlatchDeltic significant subsidiary, and (iv) distributions to the extent required for PotlatchDeltic to maintain its REIT qualification under the Code and/or to avoid or reduce the imposition of United States federal income or excise tax.

The merger agreement also permits the payment of (i) quarterly distributions by CatchMark at a rate not to exceed $0.075 per CatchMark common share per quarter, and the regular distributions that are required to be made in respect of the Partnership LTIP Units and Partnership OP Units in connection with any permitted dividends paid on CatchMark common stock in accordance with the terms of the Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”), (ii) distributions by any CatchMark subsidiary to CatchMark, the Partnership or any CatchMark subsidiary that is, directly or indirectly, wholly owned by CatchMark, (iii) distributions by any CatchMark subsidiary that is not wholly owned, directly or indirectly, by CatchMark, in accordance with the requirements of the organizational documents of such CatchMark subsidiary, and (iv) distributions to the extent required for CatchMark to maintain its REIT qualification under the Code and/or to avoid or reduce the imposition of United States federal income or excise tax. The timing of quarterly dividends will be coordinated by PotlatchDeltic and CatchMark so that if either PotlatchDeltic stockholders or CatchMark stockholders receive a dividend for any particular quarter prior to the closing date, the stockholders of the other entity will also receive a dividend for that quarter prior to the closing date.

Listing of PotlatchDeltic Common Stock

It is a condition to each party’s obligation to complete the Mergers that the shares of PotlatchDeltic common stock to be issued in connection with the Mergers be approved for listing on Nasdaq, subject to official notice of issuance. PotlatchDeltic has agreed to use its commercially reasonable efforts to have the application for the listing of the PotlatchDeltic common stock accepted by Nasdaq as promptly as is practicable following submission of the Nasdaq listing application.

Delisting and Deregistration of CatchMark Common Stock

After the Mergers are completed, the shares of CatchMark common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Litigation Relating to the Mergers

On August 2, 2022, a purported CatchMark stockholder filed a putative stockholder class action against CatchMark and the members of the CatchMark Board. The lawsuit is captioned Bell v. CatchMark Timber Trust, Inc., et al., No. 1:22-CV-06548, and is pending in the United States District Court for the Southern District of New York.

In general, the complaint alleges, among other things, that the Merger Consideration is inadequate, that the process culminating in the Mergers was flawed, that the directors of CatchMark breached their fiduciary duties in connection with the Mergers, and that CatchMark aided and abetted the breaches of fiduciary duty. The complaint also alleges that the proxy statement filed in connection with the Mergers was a materially incomplete and misleading registration statement on Form S-4 that failed to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

The alleged omissions in the registration statement on Form S-4 filed in connection with the Mergers relate to, among other things, (i) information concerning the sales process conducted by CatchMark and the events leading up to the execution of the merger agreement; (ii) certain financial projections and GAAP reconciliations for the Company and PotlatchDeltic; and (iii) certain financial analyses performed by CatchMark’s financial advisor. The plaintiff seeks to enjoin CatchMark and the CatchMark Board from proceeding with the Mergers and seeks damages in the event the Mergers are consummated.

CatchMark is reviewing the complaint and has not yet formally responded to it, but CatchMark believes that plaintiff’s claims are without merit and intends to defend against them vigorously. However, litigation is inherently uncertain and there can be no assurance regarding the likelihood CatchMark’s defense of the action will be successful. Additional lawsuits arising out of the Mergers may also be filed in the future.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. As a CatchMark stockholder, you are not a third-party beneficiary of the merger agreement and therefore, except as expressly provided in the merger agreement, you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. CatchMark and PotlatchDeltic urge you to carefully read the full text of the merger agreement because it is the legal document that governs the Mergers. The merger agreement is not intended to provide you with any factual information about CatchMark or PotlatchDeltic or their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by certain information each of CatchMark and PotlatchDeltic filed with the SEC prior to the date of the merger agreement, as well as by certain disclosure schedules each of the parties delivered to the other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the United States federal securities laws. Moreover, the representations and warranties are not intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of CatchMark and PotlatchDeltic file with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information and Incorporation by Reference.”

CatchMark and PotlatchDeltic acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

Form, Closing and Effective Time of the Mergers

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of Section 3-105 of the MGCL, the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “DLLCA”), CatchMark and PotlatchDeltic will combine through a two-step process:

•	first, in the Company Merger, CatchMark will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of PotlatchDeltic.; and

•	thereafter, in the Partnership Merger, the Partnership will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of PotlatchDeltic.

Unless the parties otherwise agree, the closing of the Mergers will take place on the date that is the second (2nd) business day after the satisfaction or waiver of the conditions set forth in the merger agreement (described below under “—Conditions to Completion of the Mergers”) (other than those conditions that, by their terms, are required to be satisfied at the closing, but subject to the satisfaction or, if permissible, waiver of those conditions at the closing). Further, unless the parties otherwise agree, the Company Merger will become effective at 11:59 p.m. (New York time) on the closing date (the “Company Merger effective time”) and the Partnership Merger will become effective immediately following the Company Merger (the “Partnership Merger effective time”).

Organizational Documents Following the Mergers

At the Company Merger effective time, the Limited Liability Company Agreement of Merger Sub and the Certificate of Formation of Merger Sub (together, the “Merger Sub Governing Documents”), as in effect immediately prior to the Company Merger effective time, will be the governing documents of the surviving entity of the Company Merger, until thereafter supplemented or amended as provided therein and in accordance with applicable law and the applicable provisions therein. At the Partnership Merger effective time, the Merger Sub Governing Documents, as in effect immediately prior to the Partnership Merger effective time will be the governing documents of the surviving entity of the Partnership Merger, until thereafter amended in accordance with applicable law and the applicable provisions therein.

Directors and Management of the Combined Company Following the Mergers

PotlatchDeltic will take such action as may be necessary to ensure that, immediately after the Company Merger effective time, one (1) member of the CatchMark Board, selected by CatchMark, will be appointed to the Board of PotlatchDeltic (the “Company Designated Director”), provided that the Company Designated Director is reasonably acceptable to the nominating and governance committee of the PotlatchDeltic Board.

Merger Consideration; Effects of the Mergers

Merger Consideration

Company Merger. At the Company Merger effective time, by virtue of the Company Merger and without any action on the part of any holder of shares of CatchMark common stock, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of CatchMark common stock immediately prior to the Company Merger effective time (other than Excluded Shares, which will be canceled) will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, without interest but subject to any withholding required under applicable tax law. No fractional shares of PotlatchDeltic common stock will be issued. In lieu of fractional shares of PotlatchDeltic common stock, holders of shares of CatchMark common stock will receive cash, without interest, in an amount equal to the fractional interest of PotlatchDeltic common stock to which the holder would otherwise be entitled to receive multiplied by the volume weighted average price of PotlatchDeltic common stock for the ten (10) trading days immediately prior to the second (2nd) business day prior to the date of the Company Merger effective time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) business day prior to the date of the Company Merger effective time, as reported by Bloomberg (the “PotlatchDeltic VWAP”).

As of the Company Merger effective time, all outstanding issuance and forfeiture conditions with respect to outstanding restricted shares of CatchMark common stock will be deemed satisfied in full and on a fully vested basis (at maximum performance, to the extent applicable) and such vested shares will automatically be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, less applicable taxes and withholding.

Partnership Merger. At the Partnership Merger effective time, by virtue of the Partnership Merger and without any action on the part of any holder of Partnership OP Units, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding Partnership OP Unit immediately prior to the Partnership Merger effective time (other than Excluded OP Units, which will be canceled) will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, without interest but subject to any withholding required under applicable tax law. No fractional shares of PotlatchDeltic common stock will be issued. In lieu of fractional shares of PotlatchDeltic common stock, holders of Partnership OP Units will receive cash, without interest, in an amount equal to the fractional interest of PotlatchDeltic common stock to which the holder would otherwise be entitled to receive multiplied by the PotlatchDeltic VWAP.

Immediately prior to the Partnership Merger effective time, (a) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such partnership LTIP Unit, and (b) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit pursuant to the Partnership Agreement and will be converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

In connection with the conversion of the Partnership OP Units into the Merger Consideration described above, PotlatchDeltic may pay holders of such converted Partnership OP Units a tax gross-up payment in an amount equal to the lesser of (i) the amount of U.S. federal and state income taxes that would be payable in the aggregate by the holders of the converted Partnership OP Units on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the tax gross-up payment) assuming each such holder is an individual resident for tax purposes in Georgia and subject to the highest combined marginal U.S. federal and Georgia state income tax rates, or (ii) $11,000,000 in the aggregate. The aggregate tax gross-up payment will be equitably allocated among the holders of the Partnership OP Units and Partnership LTIP Units. Instead of making the tax gross-up payment, PotlatchDeltic may elect, in its sole discretion, to consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the Partnership Merger, receive the Restructuring Consideration rather than the Merger Consideration in a tax-deferred transaction on such terms as are mutually acceptable to PotlatchDeltic and CatchMark.

Procedures for Surrendering Book-Entry Shares or Share Certificates

The conversion of CatchMark common stock into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, will occur automatically at the Company Merger effective time, without any action on the part of any holder of shares of CatchMark common stock. In accordance with the merger agreement, PotlatchDeltic will appoint Computershare Trust Company, N.A. as exchange agent to handle the payment and delivery of the Merger Consideration and the cash payments to be delivered in lieu of fractional shares. On or before the Company Merger effective time, PotlatchDeltic will deliver to the exchange agent a number of shares of PotlatchDeltic common stock in book-entry form issuable to holders of shares of CatchMark common stock pursuant to the terms of the merger agreement equal to the aggregate Merger Consideration and cash in immediately available funds in an amount sufficient to pay the aggregate cash payments to be delivered in lieu of fractional shares. PotlatchDeltic will deposit or cause to be deposited with the exchange agent, as necessary from time to time following the Company Merger effective time, any dividends or other distributions, if any, to which a holder of CatchMark common stock may be entitled pursuant to the terms of the merger agreement.

Each holder of CatchMark common stock (i.e., book-entry shares formerly evidencing CatchMark common stock as of immediately prior to the Company Merger effective time) will receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share). Any holder of a book-entry share or shares that immediately prior to the Company Merger effective time evidenced outstanding CatchMark common stock whose shares of common stock were converted into the right to receive the Merger Consideration pursuant to the terms of the merger agreement will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent and will automatically, upon the Company Merger effective time, be entitled to receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share).

In addition, as soon as possible after the Company Merger effective time, but, in any event, no later than three (3) business days thereafter, PotlatchDeltic will cause the exchange agent to mail (and to make available for collection by hand) to each holder of record of a certificate or certificates, if any, that immediately prior to the Company Merger effective time evidenced outstanding CatchMark common stock whose shares of common stock were converted into the right to receive the Merger Consideration pursuant to the terms of the merger agreement, a letter of transmittal and instructions for use in effecting the surrender of certificates to the exchange agent in exchange for the merger consideration into which the number of shares of CatchMark common stock previously represented by such certificate will have been converted pursuant to the merger agreement, together with any amounts payable in respect of any fractional shares and dividends or other distributions on shares of PotlatchDeltic common stock in accordance with the terms of the merger agreement. Each holder of CatchMark common stock (i.e., holders of CatchMark common stock as of immediately prior to the Company Merger effective time) that surrenders its certificate (or affidavit of loss in lieu thereof) to the exchange agent together with a duly completed and validly executed letter of transmittal will receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share).

Each holder of CatchMark common stock (i.e., holders of CatchMark common stock as of immediately prior to the Company Merger effective time) that surrenders its certificate (or affidavit of loss in lieu thereof) to the exchange agent together with a duly completed and validly executed letter of transmittal, and each holder of a book-entry share or book-entry shares that immediately prior to the Company Merger effective time evidenced CatchMark common stock (i.e., book-entry shares formerly evidencing CatchMark common stock as of immediately prior to the Company Merger effective time), will receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share). Any holder of a book-entry share or shares that immediately prior to the Company Merger effective time evidenced outstanding CatchMark common stock whose shares of common stock were converted into the right to receive the Merger Consideration pursuant to the terms of the merger agreement will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent and will automatically, upon the Company Merger effective time, be entitled to receive the Merger Consideration due to such holder (plus cash in lieu of any fractional share). After the Company Merger effective time, each certificate that previously represented shares of CatchMark common stock (i.e., each certificate that formerly represented CatchMark common stock as of immediately prior to the Company Merger effective time) will only represent the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares, into which those shares of CatchMark common stock have been converted.

CatchMark Equity Incentive Plans

Prior to the Company Merger and in accordance with the merger agreement, the CatchMark Board will take all actions as may be required to terminate each of the CatchMark equity incentive plans, which include the CatchMark Timber Trust, Inc. 2017 Incentive Plan and the CatchMark Timber Trust, Inc. 2021 Incentive Plan, to ensure no awards will be made under such plans following the Company Merger and to ensure that no person will otherwise acquire any interest in the CatchMark parties or the PotlatchDeltic parties pursuant to such plans after the Company Merger.

Withholding

All payments under the merger agreement are subject to any withholding required under applicable tax law.

Appraisal Rights

No appraisal or dissenters’ rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL or under the DRULPA, will be available with respect to the Mergers or the other transactions contemplated by the merger agreement, including any remedy under Section 3-201 et seq. of the MGCL.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the CatchMark parties, on the one hand, and the PotlatchDeltic parties, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the Partnership Merger effective time. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement and qualified by information each of CatchMark and PotlatchDeltic filed with the SEC prior to the date of the merger agreement and in the disclosure schedules delivered in connection with the merger agreement.

Representations and Warranties of the CatchMark Parties

The merger agreement contains customary representations and warranties made by the CatchMark parties that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedules or in certain reports filed by CatchMark with the SEC on or after January 1, 2021 and at least two (2) business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to materiality or “company material adverse effect” qualifications (as further described in the section entitled “—Definitions of “Company Material Adverse Effect” and “Parent Material Adverse Effect”” beginning on page 120 of this proxy statement/prospectus). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of CatchMark did not have actual knowledge. The merger agreement includes representations and warranties by the CatchMark parties relating to, among other things:

•	valid existence, good standing and compliance with law and organizational documents;

•	due authorization, execution, delivery and validity of the merger agreement;

•	capital structure;

•	subsidiaries and other investments;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	compliance with applicable laws;

•	SEC filings, financial statements and internal controls;

•	absence of undisclosed material liabilities;

•	litigation;

•	absence of certain changes since January 1, 2022;

•	tax matters, including CatchMark’s qualification as a REIT;

•	real property matters;

•	environmental matters;

•	employee benefit plans and employees;

•	labor and employment matters;

•	broker’s, finder’s and financial advisors’ fees;

•	opinion of CatchMark’s financial advisor;

•	stockholder vote required in order to approve the Company Merger;

•	material contracts;

•	related party transactions;

•	intellectual property, privacy and information security matters;

•	insurance;

•	accuracy of information supplied for inclusion in the proxy statement/prospectus and registration statement;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	exemption of the Mergers from anti-takeover statutes; and

•	a confirmation of no other representations and warranties by the CatchMark parties.

Representations and Warranties of the PotlatchDeltic Parties

The merger agreement contains customary representations and warranties made by the PotlatchDeltic parties that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedules or in certain reports filed by PotlatchDeltic with the SEC on or after January 1, 2021 and at least two (2) business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to materiality or “parent material adverse effect” qualifications (as further described in the section entitled “—Definitions of “Company Material Adverse Effect” and “Parent Material Adverse Effect”” beginning on page 120 of this proxy statement/prospectus). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of PotlatchDeltic did not have actual knowledge. The merger agreement includes representations and warranties by the PotlatchDeltic parties relating to, among other things:

•	valid existence, good standing and compliance with law and organizational documents;

•	due authorization, execution, delivery and validity of the merger agreement;

•	capital structure;

•	significant subsidiaries;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	compliance with applicable laws;

•	SEC filings, financial statements and internal controls;

•	absence of undisclosed material liabilities;

•	litigation;

•	absence of certain changes since January 1, 2022;

•	tax matters, including PotlatchDeltic’s qualification as a REIT;

•	real property matters;

•	environmental matters;

•	opinion of PotlatchDeltic’s financial advisor;

•	absence of a required vote of PotlatchDeltic stockholders in order to approve the Company Merger;

•	material contracts;

•	related party transactions;

•	insurance;

•	accuracy of information supplied for inclusion in the proxy statement/prospectus and registration statement;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	exemption of the Mergers from anti-takeover statutes; and

•	a confirmation of no other representations and warranties by the PotlatchDeltic parties.

Definitions of “Company Material Adverse Effect” and “Parent Material Adverse Effect”

Many of the representations of the CatchMark parties and the PotlatchDeltic parties are qualified by a “company material adverse effect” or “parent material adverse effect” standard, respectively (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, has had, or would reasonably be expected to have, a material adverse effect). For the purposes of the merger agreement, both “company material adverse effect” and “parent material adverse effect” mean an effect, event, change, development, circumstance, condition or occurrence that has had, or would reasonably be expected to have, a material adverse effect on, the assets, business, results of operations, or financial condition of (a) the CatchMark parties and CatchMark’s subsidiaries or (b) the PotlatchDeltic parties, as applicable, in each case, taken as a whole. However, with respect to both the CatchMark parties and the PotlatchDeltic parties, any event, change, development, circumstance, condition, occurrence or effect will not be considered a material adverse effect to the extent arising out of or resulting from the following:

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changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes;

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changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect others in the industries in which CatchMark and its subsidiaries operate or own or lease properties;

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the negotiation, execution, announcement or performance of the merger agreement in accordance with the terms of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships;

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acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement (including for the avoidance of doubt the Russian invasion of Ukraine);

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natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, mudslides, wildfires, epidemics, pandemics, plagues, disease, outbreaks, manmade disasters or acts of God;

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any decline in the market price, or change in trading volume, of the shares of CatchMark common stock or PotlatchDeltic common stock, as applicable, or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any event, change, development, circumstance, condition, occurrence or effect giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a company material adverse effect or parent material adverse effect, as applicable, if not falling into one of the other exceptions contained in the bullet points above or below);

•	any matter set forth on the CatchMark disclosure schedule to the merger agreement or the PotlatchDeltic disclosure schedule to the merger agreement, as applicable;

•	compliance by CatchMark and CatchMark subsidiaries or PotlatchDeltic and PotlatchDeltic subsidiaries, as applicable, with applicable law;

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any event arising out of COVID-19 or the implementation or compliance by CatchMark and CatchMark’s subsidiaries or by PotlatchDeltic and PotlatchDeltic’s subsidiaries, as applicable, of or with any COVID-19 measures; or

•	the pendency of the transactions contemplated by the merger agreement,

which, (i) in the case of the first, second, fourth, and fifth bullet points above, do not materially disproportionately affect CatchMark and CatchMark’s subsidiaries or PotlatchDeltic and PotlatchDeltic’s subsidiaries, as applicable, in each case, taken as a whole, in the industries and geographies in which CatchMark and CatchMark’s subsidiaries or PotlatchDeltic and PotlatchDeltic’s subsidiaries operate, and (ii) in the case of the sixth bullet point above, do not materially disproportionately affect CatchMark and CatchMark’s subsidiaries or PotlatchDeltic and PotlatchDeltic’s subsidiaries, as applicable, in each case, taken as a whole, relative to others in the industries and geographies in which CatchMark and CatchMark’s subsidiaries or PotlatchDeltic and PotlatchDeltic’s subsidiaries, as applicable, operate.

Covenants and Agreements

Conduct of Business of the CatchMark Parties Pending the Mergers

The CatchMark parties have agreed to certain restrictions on them from the date of the merger agreement until the earlier to occur of the Company Merger effective time and the date, if any, on which the merger agreement is terminated, referred to herein as the “interim period.” In general, except (i) to the extent required by law, (ii) as otherwise expressly required or permitted by the merger agreement, (iii) as may be consented to in writing by PotlatchDeltic (which consent will not be unreasonably withheld, delayed or conditioned), or (iv) any action taken or omitted to be taken, pursuant to any COVID-19 measures, the CatchMark parties will use their commercially reasonable efforts to, and will cause each of CatchMark’s subsidiaries to use its commercially reasonable efforts to, (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present officers, and (4) preserve CatchMark’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, neither of the CatchMark parties nor any of the CatchMark subsidiaries will, during the interim period, subject to certain specified exceptions (including those set forth in the disclosure schedules) and except (w) to the extent required by law, (x) as otherwise expressly required or permitted by the merger agreement, (y) as may be consented to in writing by PotlatchDeltic (which consent will not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 measures:

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split, combine, reclassify or subdivide any shares of capital stock, units or other equity securities or ownership interests of any CatchMark party or any CatchMark subsidiaries (other than any wholly owned CatchMark subsidiary);

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declare, set aside or pay any dividend on or make any other distributions (whether in cash, shares or property or otherwise) in respect of, any shares of capital stock of CatchMark, any units of the Partnership or other equity securities or ownership interests in CatchMark or any CatchMark subsidiary, except for:

•	quarterly distributions at a rate not in excess of $0.075 per share per quarter;

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regular distributions to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any permitted dividends paid on shares of CatchMark common stock and distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units, in each case, in accordance with the terms of the Partnership Agreement;

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dividends or distributions, declared, set aside or paid by any CatchMark subsidiary to CatchMark, the Partnership, or any CatchMark subsidiary that is, directly or indirectly, wholly owned by CatchMark;

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distributions by any CatchMark subsidiary that is not wholly owned, directly or indirectly, by CatchMark in accordance with the requirements of the organizational documents of such CatchMark subsidiary; and

•	distributions to the extent required for CatchMark to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise taxes by CatchMark;

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authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity interests or beneficial interest of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of CatchMark or any CatchMark subsidiaries, except for:

•	transactions among CatchMark and one or more wholly owned CatchMark subsidiaries or among one or more wholly owned CatchMark subsidiaries; or

•	exchanges of Partnership LTIP Units or Partnership OP Units for shares of CatchMark common stock, in accordance with the Partnership Agreement;

•	purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of any CatchMark party or a CatchMark subsidiary, other than:

•	the repurchase of CatchMark “excess shares” pursuant to the CatchMark Charter;

•	the repurchase or withholding of shares of CatchMark common stock to satisfy withholding tax obligations with respect to outstanding CatchMark equity awards;

•	the redemption or purchase of Partnership OP Units or Partnership LTIP Units to the extent required under the terms of the Partnership Agreement; or

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in connection with the redemption or repurchase by a wholly owned CatchMark subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by CatchMark or a wholly owned CatchMark subsidiary);

•	acquire or agree to acquire, any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except:

•	transactions specifically listed in the disclosure schedules;

•	acquisitions at a total cost of less than $1,000,000 in the aggregate; or

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acquisitions CatchMark or the CatchMark subsidiaries are obligated to make under any joint venture agreement to which CatchMark or such CatchMark subsidiaries are a party as of the date of the merger agreement that were provided to PotlatchDeltic prior to the date of the merger agreement;

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sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any CatchMark property (or real property that if owned by CatchMark or any CatchMark subsidiary on the date of the merger agreement would be a CatchMark property) or any other material assets, or place or permit any lien, mortgage or deed of trust, claim against title, charge which is a lien, security interest or other encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except:

•	transactions specifically listed in the disclosure schedules;

•	sales, transfers or other such dispositions of any CatchMark property or any other material assets that do not exceed $1,000,000 in the aggregate;

•	pledges or encumbrances of direct or indirect equity interests in entities from time to time under CatchMark’s credit facilities;

•	by CatchMark, or any wholly owned CatchMark subsidiary, with, to or from any existing wholly owned CatchMark subsidiary; or

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as required under any joint venture agreement to which CatchMark or such CatchMark subsidiaries are a party as of the date of the merger agreement and that has been provided to PotlatchDeltic prior to the date of the merger agreement;

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incur, create, assume, refinance, replace or prepay any amount of indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any indebtedness of any other person or entity (other than a wholly owned CatchMark subsidiary), except:

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indebtedness incurred under CatchMark’s or any CatchMark subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted as described above);

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indebtedness incurred in connection with the funding of any transactions permitted by the CatchMark parties’ interim operating covenants in the merger agreement (provided, that (1) the terms of such new indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new indebtedness will not in the aggregate, for each separate instrument of indebtedness, be materially more onerous on CatchMark compared to the existing indebtedness);

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refinancing of any existing indebtedness, including the replacement or renewal of any letters of credit (provided, that (1) the terms of such new indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new indebtedness will not in the aggregate, for each separate instrument of indebtedness, be materially more onerous on CatchMark compared to the existing indebtedness and (3) the principal amount of such replacement indebtedness will not be materially greater than the indebtedness it is replacing);

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any additional indebtedness in an amount that, in the aggregate, does not exceed $5,000,000 (provided, that (1) the terms of such new indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new indebtedness will not in the aggregate, for each separate instrument of indebtedness, be materially more onerous on CatchMark compared to the existing indebtedness);

•	any indebtedness specifically listed in the disclosure schedules;

•	inter-company indebtedness among CatchMark and CatchMark subsidiaries; or

•	any surety bonds not exceeding $500,000 individually or $1,000,000 in the aggregate;

and, in each case of the seven sub-bullets immediately above, such indebtedness does not prohibit or limit the transactions contemplated by the merger agreement and do not include any termination, default or payment related to the transaction contemplated by the merger agreement;

•	issue or sell debt securities or warrants or other rights to acquire any debt securities of CatchMark or any CatchMark subsidiary or guarantee any debt securities of another person or entity;

•

make any loans, advances or capital contributions to, or investments in, any other person or entity, or make any change in its existing borrowing or lending arrangements for or on behalf of such person or entity, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another person or entity or enter into any arrangement having the economic effect of the foregoing, other than:

•	by CatchMark or a wholly owned CatchMark subsidiary to CatchMark or a wholly owned CatchMark subsidiary;

•	loans or advances required to be made under any ground leases pursuant to which any third party is a lessee or sublessee on any CatchMark property;

•

loans, advances or capital contributions required to be made under any existing joint venture arrangement to which CatchMark or a CatchMark subsidiary is a party and that are specifically listed in the disclosure schedules; or

•	as contractually required by any CatchMark material contract in effect on the date of the merger agreement that has been made available to PotlatchDeltic;

•

waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that:

•

with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $500,000 individually or $1,000,000 in the aggregate;

•	do not involve the imposition of any material injunctive relief against CatchMark or any CatchMark subsidiary;

•

do not provide for any admission of liability by CatchMark or any CatchMark subsidiary, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct; and

•

with respect to any legal action involving any present, former or purported holder or group of holders of shares of CatchMark common stock, Partnership OP Units, or Partnership LTIP Units, have been reported to PotlatchDeltic in accordance with the merger agreement;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•

fail to timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by applicable law or applicable rules or regulations;

•	enter into any joint venture, partnership or new funds or other similar agreement;

•

except as required by applicable law, as required by the terms of any company employee program as in effect on the date of the merger agreement, as set forth in the disclosure schedules, including the CatchMark 2022 Retention Plan, or as required by any other provision of the merger agreement:

•

hire any officer or employee (with an annual compensation in excess of $75,000) of CatchMark or promote or appoint any person to a position of officer (of CatchMark (other than to replace any officer below the level of vice president that departs after the date of the merger agreement), or hire or retain any consultant except pursuant to an agreement terminable by CatchMark upon notice of thirty (30) days or less without any fee or penalty to CatchMark;

•	increase in any manner the amount, rate or terms of compensation or benefits of any current or former directors, officers or employees of CatchMark or any CatchMark subsidiary;

•	enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other company employee program;

•

accelerate the vesting or payment of any award under any CatchMark equity incentive plan or of any other compensation or benefits to any current or former directors, officers or employees of CatchMark or any CatchMark subsidiary;

•	grant any awards under any CatchMark equity incentive plan or any bonus, incentive, performance or other compensation plan or arrangement; or

•	fund or otherwise secure the payment of any compensation or benefits under any CatchMark employee program;

•

except to the extent required to comply with the CatchMark parties’ obligations under the merger agreement or with applicable law, amend or propose to amend (i) the CatchMark Charter or the CatchMark Bylaws, (ii) the Partnership Agreement or the Certificate of Limited Partnership, or, (iii) such equivalent organizational or governing documents of any CatchMark subsidiary material to CatchMark and the CatchMark subsidiaries, considered as a whole, if such amendment, in the case of clause (iii), would be adverse to CatchMark or PotlatchDeltic;

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of CatchMark or any CatchMark subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by the CatchMark subsidiaries to the extent permitted by the merger agreement and in a manner that would not reasonably be expected (i) to be materially adverse to CatchMark or PotlatchDeltic or (ii) prevent or impair the ability of the CatchMark parties to consummate the Mergers;

•	amend any term of any outstanding shares of capital stock or other equity security of CatchMark or any CatchMark subsidiary;

•

enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract of CatchMark (or any contract that, if existing as of the date of the merger agreement, would constitute a material contract of CatchMark), except:

•	as expressly permitted by the merger agreement;

•	any termination or renewal in accordance with the terms of any existing material contract of CatchMark;

•

the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which CatchMark or any CatchMark subsidiary is a party as required or necessitated by the merger agreement or the transactions contemplated by the merger agreement, provided that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect CatchMark, any CatchMark subsidiary or PotlatchDeltic, Merger Sub or any PotlatchDeltic subsidiary;

•	the entry into any customer or commercial contracts in the ordinary course of business;

•	any renewal of any of the insurance policies of CatchMark upon the scheduled termination on substantially the same terms as in effect as of the date of the merger agreement; or

•	as specifically listed in the disclosure schedules;

•

except as set forth in the disclosure schedules, enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) CatchMark or any of the CatchMark subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

•	make or commit to make any capital expenditures, except

•	pursuant to CatchMark’s budget set forth in the disclosure schedules;

•	capital expenditures necessary to repair any casualty losses in an amount up to $1,000,000 in the aggregate or to the extent such losses are covered by existing insurance; and

•

capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable law or to repair or prevent damage to any CatchMark properties or as is necessary in the event of an emergency situation, after prior notice to PotlatchDeltic;

•

take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) CatchMark to fail to qualify as a REIT or (ii) any CatchMark subsidiary to cease to be treated as any of a partnership or disregarded entity for U.S. federal income tax purposes or a qualified REIT subsidiary, a TRS or a REIT under the applicable provisions of the Code, as the case may be;

•

enter into or modify in a manner adverse to CatchMark or PotlatchDeltic or their respective subsidiaries any tax protection agreement applicable to CatchMark or any CatchMark subsidiary, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file any federal income tax return or amend any material income tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, except, in each case:

•	to the extent required by law; or

•

to the extent necessary (i) to preserve CatchMark’s qualification as a REIT under the Code or (ii) to qualify or preserve the status of any CatchMark subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes, a qualified REIT subsidiary, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be, provided, however, that in the case of each of clauses (i) and (ii), CatchMark will promptly notify PotlatchDeltic of its intent to take such action and will reasonably cooperate with PotlatchDeltic to mitigate any adverse effect on PotlatchDeltic or its stockholders of the taking of such action;

•	take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the intended tax treatment of the Company Merger;

•

permit any insurance policy naming CatchMark or any of the CatchMark subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or CatchMark’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy;

•	take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the merger agreement, except as permitted by the merger agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

However, nothing in the merger agreement will prohibit (i) CatchMark from taking any action, at any time or from time to time, that in the reasonable judgment of the CatchMark Board, upon advice of outside counsel to CatchMark, is necessary for CatchMark to avoid or continue to avoid incurring entity-level income or excise taxes under the Code or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger effective time including making dividend or other distribution payments in accordance with the merger agreement to stockholders of CatchMark, as applicable, in accordance with the merger agreement or otherwise, or to qualify or preserve the status of any CatchMark subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary, a TRS or REIT under the applicable provisions of Section 856 of the Code, as the case may be, and (ii) CatchMark or the Partnership from purchasing or redeeming Partnership LTIP Units or Partnership OP Units from the holders of Partnership LTIP Units or Partnership OP Units pursuant to Section 8.05 of the Partnership Agreement; provided, however, that in the case of each of clauses (i) and (ii) if such action would otherwise constitute a breach of the merger agreement, CatchMark will promptly notify PotlatchDeltic of its intent to take such action and will reasonably cooperate with PotlatchDeltic to mitigate any adverse effect on PotlatchDeltic or its stockholders of the taking of such action.

Conduct of Business of the PotlatchDeltic Parties Pending the Mergers

The PotlatchDeltic parties have agreed to certain restrictions on them during the interim period. In general, except (i) to the extent required by law, (ii) as otherwise expressly required or permitted by the merger agreement or (iii) as may be consented to in writing by CatchMark (which consent will not be unreasonably withheld, delayed or conditioned), or (iv) any action taken, or omitted to be taken, pursuant to any COVID-19 measures, the PotlatchDeltic parties will use their commercially reasonable efforts to, and will cause each significant subsidiary of PotlatchDeltic designated in the disclosure schedules, referred to herein as a “PotlatchDeltic significant subsidiary,” to use its commercially reasonable efforts to (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers and (4) preserve PotlatchDeltic’s status as a REIT within the meaning of the Code. Without limiting the foregoing, none of the PotlatchDeltic parties or any PotlatchDeltic significant subsidiary will, during the interim period, subject to certain specified exceptions (including as set forth in the disclosure schedules) and except (w) to the extent required by law, (x) as otherwise expressly required or permitted by the merger agreement, (y) as may be consented to in writing by CatchMark (which consent will not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 measures:

•

declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of capital stock of PotlatchDeltic, any interests in Merger Sub or other equity securities or ownership interests in PotlatchDeltic, Merger Sub or any PotlatchDeltic significant subsidiary, except for:

•	quarterly distributions at a rate not in excess of $0.44 per share, per quarter;

•

dividends or distributions, declared, set aside or paid by any PotlatchDeltic significant subsidiary to PotlatchDeltic or any PotlatchDeltic significant subsidiary that is, directly or indirectly, wholly owned by PotlatchDeltic;

•

distributions by any PotlatchDeltic significant subsidiary that is not wholly owned, directly or indirectly, by PotlatchDeltic, including any PotlatchDeltic subsidiary REIT, in accordance with the requirements of the organizational documents of such PotlatchDeltic significant subsidiary, as applicable; or

•

distributions to the extent required for PotlatchDeltic or any PotlatchDeltic subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise taxes by PotlatchDeltic or any PotlatchDeltic subsidiary REIT;

•

acquire or agree to acquire, any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property that, in each case, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the PotlatchDeltic parties to consummate the Mergers on a timely basis;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	fail to timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by applicable law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the PotlatchDeltic parties to consummate the Mergers on a timely basis;

•

except to the extent required to comply with its obligations under the merger agreement or with applicable law, amend or propose to amend (i) the PotlatchDeltic Certificate of Incorporation or the PotlatchDeltic Bylaws, (ii) the Merger Sub Governing Documents or (iii) such equivalent organizational or governing documents of any PotlatchDeltic significant subsidiary material to PotlatchDeltic, Merger Sub and the PotlatchDeltic significant subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to CatchMark or PotlatchDeltic;

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of PotlatchDeltic, Merger Sub or any PotlatchDeltic significant subsidiary or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization, except in a manner that would not reasonably be expected (i) to be materially adverse to CatchMark or PotlatchDeltic or (ii) prevent or impair the ability of the PotlatchDeltic parties to consummate the Mergers on a timely basis;

•

take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) PotlatchDeltic or any PotlatchDeltic subsidiary REIT to fail to qualify as a REIT or (ii) any PotlatchDeltic significant subsidiary other than a PotlatchDeltic subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a qualified REIT subsidiary or a TRS under the applicable provisions of the Code, as the case may be;

•	take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the intended tax treatment of the Company Merger;

•

take any action that would result in any vote of the stockholders of PotlatchDeltic being required for the approval of the Company Merger and the other transactions contemplated by the merger agreement by, or on behalf of, PotlatchDeltic;

•

except to the extent permitted by the merger agreement or as required by applicable law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the merger agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

However, nothing in the merger agreement will prohibit PotlatchDeltic from taking any action, at any time or from time to time, that in the reasonable judgment of the PotlatchDeltic Board, upon advice of outside counsel to PotlatchDeltic, is necessary for PotlatchDeltic or any PotlatchDeltic REIT subsidiary to avoid or continue to avoid incurring entity-level income or excise taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger effective time including making dividend or other distribution payments in accordance with the merger agreement to stockholders of PotlatchDeltic or any PotlatchDeltic subsidiary REIT, as applicable, in accordance with the merger agreement or otherwise, or to qualify or preserve the status of any PotlatchDeltic subsidiary other than any PotlatchDeltic subsidiary REITs as a disregarded entity or partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, if such action would otherwise constitute a breach of the merger agreement, PotlatchDeltic will promptly notify CatchMark of its intent to take such action and will reasonably cooperate with CatchMark to mitigate any adverse effect on CatchMark or its stockholders of the taking of such action.

No Solicitation of Acquisition Proposals

Except as expressly provided for in the merger agreement, from the date of the merger agreement, CatchMark will not, will cause CatchMark subsidiaries and its and their respective directors and officers not to, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ other affiliates, officers, directors, employees or consultants or investment bankers, financial advisors, attorneys, accountants or other representative retained by such person or entity not to, directly or indirectly, (w) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined below), (x) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any non-public information or data to any person or entity relating to, an acquisition proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an acquisition proposal, (y) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any acquisition proposal, referred to herein as an “acquisition agreement” or (z) propose or agree to do any of the foregoing.

For the purposes of the merger agreement, “acquisition proposal” means any inquiry, proposal, indication of interest or offer from any person, entity or group (other than either of the PotlatchDeltic parties or their subsidiaries) relating to (i) any merger, consolidation, share exchange or similar business combination transaction involving CatchMark that would result in any person or entity beneficially owning more than 20% of the outstanding voting securities of CatchMark, as the case may be, or any successor thereto or parent company thereof, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of CatchMark’s or its subsidiaries’ assets (including stock or other ownership interests of CatchMark’s subsidiaries) representing more than 20% of the assets of CatchMark and its subsidiaries, on a consolidated basis, (iii) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than 20% of the outstanding voting securities of CatchMark or any successor thereto or parent company thereof, (iv) any tender offer or exchange offer that, if consummated, would result in any person, entity or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than 20% of the outstanding shares of the outstanding voting securities of CatchMark or any successor thereto or parent company thereof or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a third party will acquire beneficial ownership of more than 20% of the outstanding voting securities of CatchMark, or any successor thereto or parent company thereof. The term “acquisition proposal” does not include the Mergers or the other transactions with the PotlatchDeltic parties contemplated by the merger agreement.

Notwithstanding the restrictions set forth above, the merger agreement provides that the CatchMark Board will be permitted to take the following actions, prior to the CatchMark special meeting, in response to an unsolicited bona fide written acquisition proposal by a person or entity made after the date of the merger agreement (provided that the acquisition proposal by such person or entity did not result from a breach of the non-solicitation covenant and covenants restricting the sharing of information in the merger agreement) and which the CatchMark Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a superior proposal: (i) engage in discussions and negotiations regarding such acquisition proposal with the person or entity who made such acquisition proposal and (ii) provide any non-public information or data to the person or entity who made such acquisition proposal after entering into a confidentiality agreement between CatchMark, on the one hand, and such person or entity, on the other hand, having confidentiality and use provisions that are no more favorable as a whole to such counterparty than those contained in the confidentiality agreement between CatchMark and PotlatchDeltic; provided that such confidentiality agreement will not contain any standstill.

CatchMark will promptly (but in no event later than 24 hours) notify PotlatchDeltic of the receipt by CatchMark, the Partnership, the CatchMark Board or any of their respective representatives of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal. The notice will be made orally and promptly thereafter in writing, and must indicate the identity of the person or entity making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). CatchMark must also promptly (but in no event later than 24 hours) notify PotlatchDeltic, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the acquisition proposal and keep PotlatchDeltic informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such acquisition proposal.

Except as described below, neither the CatchMark Board nor any committee thereof may (i) withhold or withdraw or qualify or modify in any manner adverse to the PotlatchDeltic parties the recommendation of the CatchMark Board that the CatchMark stockholders vote in favor of the Company Merger Proposal, referred to herein as the “company recommendation,” (ii) adopt, approve or recommend any acquisition proposal (or any transaction or series of related transactions included within the definition of acquisition proposal), (iii) fail to include the company recommendation in the proxy statement/prospectus, (iv) fail to recommend against any acquisition proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) business days after PotlatchDeltic so requests in writing, (v) if an acquisition proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of CatchMark common stock, fail to issue a press release or other public communication that reaffirms the company recommendation within ten (10) business days after PotlatchDeltic so requests in writing, (vi) authorize, cause or permit CatchMark or any of its affiliates to enter into any acquisition agreement (other than an acceptable confidentiality agreement in accordance with the terms of the merger agreement) or (vii) propose, resolve or agree to take any action set forth in the foregoing clauses (i) through (vi) (any action set forth above is referred to herein as a “change in company recommendation”).

Notwithstanding the foregoing, with respect to an acquisition proposal, at any time prior to the receipt of the CatchMark stockholder approval, the CatchMark Board may make a change in company recommendation or terminate the merger agreement, if and only if (i) an unsolicited bona fide written acquisition proposal (provided that the acquisition proposal did not result from a breach of the non-solicitation covenant and covenants restricting the sharing of information in the merger agreement) is made to CatchMark and is not withdrawn, (ii) the CatchMark Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such acquisition proposal constitutes a superior proposal (as defined below), (iii) the CatchMark Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable law, (iv) three (3) business days, which is referred to herein as the “notice period,” have elapsed since CatchMark has given written notice to PotlatchDeltic advising PotlatchDeltic that it intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such superior proposal that is the basis of the proposed action, which is referred to herein as a “superior proposal notice,” which superior proposal notice will not, in and of itself, be deemed a change in company recommendation for any purpose of the merger agreement, (v) during such notice period, CatchMark has considered and, if requested by PotlatchDeltic, engaged, and caused its representatives to engage, in good faith discussions with PotlatchDeltic regarding any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic and (vi) the CatchMark Board, following such notice period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic) that the failure to do so would be inconsistent with their duties as directors under applicable law and that such acquisition proposal continues to constitute a superior proposal; provided that (1) in the event of any change to the financial terms (including the form, amount, and timing of payment of consideration) or any other material terms of such superior proposal, CatchMark will, in each case, be required to deliver to PotlatchDeltic an additional superior proposal notice and the notice period will recommence (provided that any such new notice period will be a period of two (2) business days following receipt by PotlatchDeltic of any such additional superior proposal notice and ending at 11:59 p.m. (New York time) on such second (2nd) business day and CatchMark will be required to comply with subclauses (v) and (vi)

above anew (provided that the delivery of a new superior proposal notice will in no event shorten the three (3) business day duration applicable in the initial notice period and (2) if the CatchMark Board does not determine in accordance with clause (vi) above that such acquisition proposal is a superior proposal, but thereafter determines to make a change in company recommendation or terminate the merger agreement with respect to another acquisition proposal (whether from the same or different person or entity), the foregoing procedures and requirements will apply anew prior to the taking of any such actions.

For the purposes of the merger agreement, in circumstances not involving or relating to an acquisition proposal, at any time prior to the receipt of the CatchMark stockholder approval, the CatchMark Board may make a change in company recommendation if and only if (i) an intervening event occurs, (ii) the CatchMark Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable law, (iii) three (3) business days, which is referred to herein as the “intervening event notice period,” have elapsed since CatchMark has given written notice (which written notice will not, in and of itself, be deemed a change in company recommendation for any purpose of the merger agreement) to PotlatchDeltic advising that CatchMark intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such intervening event notice period, CatchMark has considered and, if requested by PotlatchDeltic, engaged and caused its representatives to engage in good faith discussions with PotlatchDeltic regarding any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic and (v) the CatchMark Board, following such intervening event notice period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of the merger agreement proposed by PotlatchDeltic) that failure to do so would be inconsistent with their duties as directors under applicable law. In the event that the CatchMark Board does not make such a change in company recommendation following such intervening event notice period, but thereafter determines to make such a change in company recommendation in circumstances not involving an acquisition proposal, the foregoing procedures and requirements will apply anew prior to the taking of any such actions.

For purposes of the merger agreement and with respect to an acquisition proposal, “superior proposal” means a bona fide unsolicited written acquisition proposal (except that, for purposes of the definition of “superior proposal,” the references in the definition of “acquisition proposal” to “20%” are deemed replaced by “50%”) made by a third party on terms that the CatchMark Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the CatchMark Board, including, to the extent deemed relevant by the CatchMark Board, financial, legal, regulatory and any other aspects of the transactions including the identity of the person or entity making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such acquisition proposal are reasonably capable of being consummated) would be more favorable to CatchMark and the holders of shares of CatchMark common stock than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, “intervening event” means a material fact, effect, event, change, development, circumstance, condition or occurrence that has occurred or arisen after the date of the merger agreement, that was not known to the CatchMark Board (or, if known, the consequences of which were not reasonably foreseeable to the CatchMark Board as of the date of the merger agreement) and materially affects the business, assets or operations of CatchMark and the CatchMark subsidiaries, taken as a whole. However, in no event will any of the following constitute or be taken into account in determining whether an “intervening event” has occurred: (i) the receipt, terms or existence of any acquisition proposal or any matter relating thereto, (ii) changes in the market price or trading volume of the capital stock of CatchMark or PotlatchDeltic or any of their respective wholly owned subsidiaries, or (iii) CatchMark or PotlatchDeltic or any of their respective wholly owned subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions (except that with respect to the foregoing clauses (ii) and (iii), any fact, effect, event, change, development, circumstance, condition or occurrence giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “intervening event” has occurred if not falling into the foregoing clause (i)).

The merger agreement required CatchMark to, and to cause CatchMark’s subsidiaries, and its and their representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties with respect to any acquisition proposal, (ii) terminate any such third party’s access to any physical or electronic data rooms and (iii) request that any such third party and its representatives destroy or return all confidential information concerning CatchMark or its subsidiaries furnished by or on behalf of CatchMark or any of its subsidiaries and destroy all analyses and other materials prepared by or on behalf of such person or entity that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between CatchMark or any CatchMark subsidiary and such person or entity. CatchMark agreed to promptly inform its and its subsidiaries’ respective representatives of the obligations set forth above.

Unless the merger agreement is terminated in connection with a superior proposal, notwithstanding a change in company recommendation, CatchMark must cause the approval of the Company Merger to be submitted to a vote of its stockholders at the CatchMark special meeting. In addition, CatchMark may not submit to the vote of its stockholders any acquisition proposal other than the Company Merger prior to the termination of the merger agreement.

Form S-4, Proxy Statement/Prospectus; CatchMark Special Meeting

The merger agreement provides that, as soon as reasonably practicable following the date of the merger agreement, each of the parties to the merger agreement is required to jointly prepare and cause to be filed with the SEC a registration statement on Form S-4 with respect to the PotlatchDeltic common stock issuable in the Company Merger and Partnership Merger which also includes this proxy statement/prospectus. In addition, each of the parties is also required to use its commercially reasonable efforts to have this registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.

CatchMark must then cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the CatchMark special meeting and to hold the CatchMark special meeting as soon as practicable after the Form S-4 is declared effective. CatchMark must also include in the proxy statement/prospectus the recommendation of the CatchMark Board that the CatchMark stockholders vote in favor of the approval of the Company Merger and must use its reasonable best efforts to obtain the CatchMark stockholder approval.

PotlatchDeltic also must prepare and cause to be submitted to Nasdaq the application and other agreements and documentation necessary for the listing of the PotlatchDeltic common stock issuable in the Company Merger and Partnership Merger on Nasdaq. PotlatchDeltic must also use its commercially reasonable best efforts to have the application for the listing of the PotlatchDeltic common stock accepted by Nasdaq as promptly as is practicable following submission.

Indemnification; Directors’ and Officers’ Insurance

From and after the Company Merger effective time, pursuant to the terms of the merger agreement and subject to certain limitations, PotlatchDeltic is required to, for a period of six years from the Company Merger effective time, indemnify and hold harmless each person who is as of the date of the merger agreement, was previously, or is during any of the interim period, serving as, among others, manager, director, officer, or fiduciary of CatchMark or any of its subsidiaries, in connection with any claim with respect to matters occurring on or before the Company Merger effective time and any losses, claims, damages, liabilities, costs, claim expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such claim, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such persons or entities under the applicable laws of the State of Maryland, as in effect on the date of the merger agreement or thereafter in effect. PotlatchDeltic is also required to promptly pay on behalf of or advance to each of the indemnified parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such persons or entities under the applicable laws of the State of Maryland, as now or hereafter in effect, any claim expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the indemnified party of any claim expenses incurred by such indemnified party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to PotlatchDeltic’s receipt of an undertaking by or on behalf of such indemnified party to repay such claim expenses if it is ultimately determined under applicable laws or any of the CatchMark governing documents that such indemnified party is not entitled to be indemnified.

Prior to the Company Merger effective time, CatchMark is required to obtain and fully pay the premium for, and PotlatchDeltic is required to maintain in full force and effect (and the obligations thereunder to be honored), during the six-year period beginning on the date of the Company Merger, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms will survive the Mergers) from CatchMark’s current insurance carrier or an insurance carrier with the same or better credit rating as CatchMark’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than CatchMark’s and its subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the indemnified parties with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Company Merger effective time.

Notwithstanding the foregoing, (i) in no event will the aggregate premium for such “tail” insurance policy exceed 300% of the current annual premium paid by CatchMark for such insurance, and (ii) if the aggregate premium exceeds 300%, CatchMark will be entitled to obtain comparable “tail” insurance as reasonably available for an aggregate cost equal to 300% of the current annual premium.

Efforts to Complete Transactions; Consents

Each of the CatchMark parties and the PotlatchDeltic parties has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any law or any contract, agreement or instrument to which CatchMark, the Partnership, or any CatchMark subsidiary or PotlatchDeltic, Merger Sub or any PotlatchDeltic subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging the merger agreement or the consummation of the Mergers, to effect all necessary registrations and other filings and submissions of information requested by a governmental authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Mergers.

Access to Information; Confidentiality

During the interim period, to the extent permitted by applicable law and contracts, each of the CatchMark parties and the PotlatchDeltic parties will, and will cause each of its subsidiaries to, furnish CatchMark or PotlatchDeltic, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of CatchMark and its subsidiaries or PotlatchDeltic, Merger Sub and the PotlatchDeltic subsidiaries, as applicable, as CatchMark or PotlatchDeltic, as applicable, may from time to time reasonably request, and, with respect to CatchMark and its subsidiaries, facilitate reasonable access for PotlatchDeltic and its authorized representatives during normal business hours, and upon reasonable advance notice, to all CatchMark properties.

Prior to the Company Merger effective time, each of CatchMark and PotlatchDeltic will hold, and will cause its respective representatives and affiliates to hold, any non-public information exchanged as described in the paragraph above in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the existing confidentiality agreement by and between PotlatchDeltic and CatchMark, which will remain in full force and effect pursuant to the terms thereof, notwithstanding the execution and delivery of the merger agreement or the termination thereof, subject to certain agreed exceptions.

Public Announcements

So long as the merger agreement is in effect, each of CatchMark and PotlatchDeltic must, subject to certain exceptions, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the merger agreement or any of the transactions contemplated by the merger agreement. In addition, none of CatchMark or PotlatchDeltic may issue any such press release or make any such public statement or filing prior to obtaining the consent of the other party (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions.

Notification of Certain Matters; Transaction Litigation

CatchMark and PotlatchDeltic must provide prompt notice to the other of any notice or other communication received from any governmental authority in connection with the merger agreement, any of the Mergers or the other transactions contemplated by the merger agreement or from any person or entity alleging that its consent is or may be required in connection with any of the Mergers or the other transactions contemplated by the merger agreement.

Promptly after becoming aware, each of CatchMark and PotlatchDeltic must give written notice to the other if any representation or warranty made by such party in the merger agreement becomes untrue or inaccurate such that, if uncured, it would reasonably be expected to result in any of the applicable closing conditions not being capable of being satisfied prior to the Drop Dead Date, or if such party fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the merger agreement such that, if uncured, it would result in any of the applicable closing conditions not being satisfied.

Each of CatchMark and PotlatchDeltic must give prompt notice to the other if, to CatchMark’s knowledge or PotlatchDeltic’s knowledge, as applicable, the occurrence of any state of facts or effect, event, change, development, circumstance, condition or occurrence would cause, or would reasonably be expected to cause, any of the conditions to closing not being satisfied or satisfaction thereof to be reasonably delayed.

Each of CatchMark and PotlatchDeltic must give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any effect, event, change, development, circumstance, condition or occurrence relating to it or any of its subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a company material adverse effect or parent material adverse effect, as applicable.

Each of CatchMark and PotlatchDeltic must give prompt notice to the other of any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit commenced or, to CatchMark’s knowledge or PotlatchDeltic’s knowledge, as applicable, threatened against, relating to or involving such party or any of its subsidiaries that relates to the merger agreement, the Mergers or the other transactions contemplated by the merger agreement and each party must keep the other party reasonably informed regarding any such matters. Each party has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any litigation against the other party, its directors or its officers relating to the merger agreement, the Mergers and the transactions contemplated by the merger agreement, and CatchMark may not to agree to a settlement of any such litigation without PotlatchDeltic’s consent (not to be unreasonably withheld, conditioned or delayed in the case of any such settlement that only requires payment of monetary amounts by CatchMark).

Pre-Closing Transactions

In addition, the merger agreement requires that CatchMark use commercially reasonable efforts during the interim period to provide such cooperation and assistance as PotlatchDeltic may reasonably request to (i) identify certain assets that PotlatchDeltic may desire to be purchased by one or more PotlatchDeltic subsidiaries or affiliates of the PotlatchDeltic parties from one or more CatchMark subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such PotlatchDeltic subsidiaries, (ii) identify certain assets that PotlatchDeltic may desire to be purchased by one or more CatchMark subsidiaries from one or more PotlatchDeltic subsidiaries or the affiliates of the PotlatchDeltic parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such CatchMark subsidiaries, (iii) cause such purchases or sales referred to in the foregoing clauses (i) and (ii) to be completed pursuant to such terms as may be designated by PotlatchDeltic and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (iv) convert or cause the conversion of any of CatchMark’s wholly owned subsidiaries organized as a corporation or limited partnership into a limited liability company on the basis of organizational documents as reasonably requested by PotlatchDeltic, (v) cause any CatchMark subsidiary to make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes or to revoke a previously made TRS election, (vi) sell or cause to be sold stock, partnership interests or limited liability interests owned, directly or indirectly, by CatchMark in one or more CatchMark subsidiaries at a price and on terms designated by PotlatchDeltic, (vii) exercise any of CatchMark’s or its subsidiaries’ rights to terminate or cause to be terminated any contract to which CatchMark or a CatchMark subsidiary is a party, (viii) sell or cause to be sold any of the assets and properties of CatchMark or one or more of its subsidiaries at a price and on terms designated by PotlatchDeltic, and (ix) otherwise effect such transactions as would facilitate the tax-efficient combination and integration of CatchMark and CatchMark subsidiaries with PotlatchDeltic and PotlatchDeltic subsidiaries.

These rights of PotlatchDeltic are limited, however, in that (i) PotlatchDeltic may not require CatchMark or any of its subsidiaries to take any action that contravenes any of CatchMark’s or any of its subsidiaries’ organizational documents, material contracts or applicable law, (ii) any such conversions, effective times of terminations, sales or transactions must be contingent upon all conditions to the Mergers under the merger agreement having been satisfied or waived and CatchMark’s receipt of a written notice from PotlatchDeltic to such effect and that the PotlatchDeltic parties are prepared to proceed immediately with the closing of the Mergers, (iii) these actions (or the inability to complete them) will not affect or modify the obligations of the PotlatchDeltic parties under the merger agreement, including the amount of or timing of the payment of the Merger Consideration or the fractional share consideration, (iv) CatchMark and its subsidiaries will not be required to take any action that could adversely affect CatchMark’s classification, or the classification of any of CatchMark’s subsidiaries that is classified as a REIT, as a REIT or that could subject CatchMark or any such subsidiary to any “prohibited transactions” taxes or certain other material taxes under the Code (or other material entry-level taxes), and (v) CatchMark and its subsidiaries will not be required to take any such action that would reasonably be expected to materially increase the unreimbursed U.S. federal, state or local income tax being imposed on any holder of Partnership OP Units or Partnership LTIP Units (other than CatchMark or any CatchMark subsidiary), as compared to the amount of tax such holder would be required to pay had the closing occurred without the taking of such action. PotlatchDeltic will, promptly upon CatchMark’s request, reimburse CatchMark for all reasonable out-of-pocket costs incurred by CatchMark or its subsidiaries in connection with CatchMark’s or its subsidiaries’ performance of these obligations.

Financing Cooperation

During the interim period, CatchMark is required to, and is required to cause its subsidiaries to, and is required to cause its and their representatives to, provide all cooperation reasonably requested by PotlatchDeltic in connection with financing arrangements as PotlatchDeltic may reasonably determine is necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated by the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants related to:

•

each of CatchMark and PotlatchDeltic using its respective reasonable best efforts (before and, as relevant, after the Company Merger effective time) to cause the Company Merger to qualify as a reorganization under the Code;

•

CatchMark cooperating and consulting in good faith with PotlatchDeltic with respect to maintenance of CatchMark’s REIT status (and that of any of CatchMark’s subsidiaries that is a REIT) for CatchMark’s 2022 taxable year, and both parties cooperating to cause each TRS of CatchMark to jointly elect with PotlatchDeltic to be treated as a TRS of PotlatchDeltic, effective as of the date of the Company Merger effective time;

•

each of CatchMark and PotlatchDeltic taking all steps to cause any disposition of shares of CatchMark common stock or PotlatchDeltic common stock resulting from the transactions contemplated by the merger agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable law;

•

PotlatchDeltic voting all shares of CatchMark common stock beneficially owned by it, Merger Sub or any PotlatchDeltic subsidiary as of the record date of the CatchMark special meeting, if any, in favor of approval of the Company Merger;

•	the CatchMark Board adopting such resolutions or taking such other actions as may be required to terminate CatchMark’s equity incentive plans;

•

during the 12-month period commencing on the Company Merger effective time, PotlatchDeltic and its subsidiaries providing each employee of CatchMark or any CatchMark subsidiary immediately prior to the Company Merger effective time and who remains employed by PotlatchDeltic or any PotlatchDeltic subsidiary immediately following the Company Merger effective time (each, a “continuing employee”) with (i) a base salary or wage rate, as applicable that is no less favorable than the base salary or wage rate in effect with respect to such continuing employee immediately prior to the Company Merger effective time, (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such continuing employee immediately prior to the Company Merger effective time, and (iii) other compensation and benefits (including severance benefits, paid-time off, health insurance and equity-based compensation opportunities) that are substantially comparable, in the aggregate, to the compensation and benefits provided to such continuing employee immediately prior to the Company Merger effective time;

•

PotlatchDeltic having responsibility for all notice and payment requirements under the WARN Act, to the extent that the termination of employment of some or all employees of CatchMark or any CatchMark subsidiary who are not continuing employees results in or contributes to the existence of a qualifying event under any WARN Act following the closing; and

•

the parties taking such actions as are necessary to ensure that if either the holders of shares of CatchMark common stock or the holders of shares of PotlatchDeltic common stock receive a distribution for a particular quarter prior to the closing date, then the holders of shares of CatchMark common stock and the holders of shares of PotlatchDeltic common stock, respectively, also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of shares of CatchMark common stock and the holders of shares of PotlatchDeltic common stock receiving dividends covering the same periods prior to the closing date, and the parties cooperating such that any such quarterly distribution by CatchMark and PotlatchDeltic will have the same record date and the same payment date in order to ensure that the stockholders of CatchMark and the stockholders of PotlatchDeltic receive the same number of such dividends prior to the closing.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligations of each of the CatchMark parties and the PotlatchDeltic parties to effect the Mergers and to consummate the other transactions contemplated by the merger agreement are subject to the satisfaction or, to the extent allowed by applicable law, waiver by the other parties, at or prior to the closing, of each of the following conditions:

•	approval by CatchMark stockholders of the Company Merger;

•

no law shall have been enacted, entered, promulgated or enforced by any governmental authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by the merger agreement;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by any governmental authority which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by the merger agreement;

•

the Form S-4 having been declared effective and no stop order suspending the effectiveness of such Form S-4 having been issued and remaining in effect and no proceeding to that effect having been commenced by the SEC and not withdrawn; and

•	the shares of PotlatchDeltic common stock to be issued in connection with the Mergers having been approved for listing on Nasdaq, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of the PotlatchDeltic Parties

The obligations of the PotlatchDeltic parties to effect the Mergers and to consummate the other transactions contemplated by the merger agreement are further subject to the satisfaction or waiver by PotlatchDeltic, at or prior to the closing, of each of the following additional conditions:

•

the accuracy in all material respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct in all material respects at and as of such time) of certain representations and warranties made in the merger agreement by the CatchMark parties regarding their valid existence, good standing and compliance with law, power and authority to execute the merger agreement, the ownership and validity of the shares of the CatchMark subsidiaries, certain aspects of their capital structure, stockholder approval of the Company Merger, and that neither CatchMark nor any of its subsidiaries is required to be registered under the Investment Company Act;

•

the accuracy in all respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct at and as of such time) of certain representations and warranties made in the merger agreement by the CatchMark parties regarding the inapplicability of anti-takeover statutes to the transactions contemplated by the merger agreement;

•

the accuracy in all respects as of the date of the merger agreement of certain representations and warranties made in the merger agreement by the CatchMark parties relating to the fairness opinion of CatchMark’s financial advisor;

•

the accuracy in all but de minimis respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct in all but de minimis respects at and as of such time) of certain representations and warranties made in the merger agreement by the CatchMark parties relating to the capital structure of the CatchMark parties;

•

the accuracy of all other representations and warranties made in the merger agreement by the CatchMark parties (disregarding any materiality or company material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct at and as of such time), except for any such inaccuracies that would not reasonably be expected to have, individually or in the aggregate, a company material adverse effect;

•

each of the CatchMark parties having performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it at or prior to the closing;

•

since the date of the merger agreement, the absence of any effect, event, change, development, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a company material adverse effect;

•

receipt by PotlatchDeltic of an officer’s certificate dated as of the closing date on behalf of the CatchMark parties, certifying that the closing conditions described in the seven preceding bullet points have been satisfied;

•

receipt by PotlatchDeltic of a written tax opinion of King & Spalding LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to PotlatchDeltic and CatchMark), dated as of the closing date, to the effect that, beginning with its taxable year ended December 31, 2009 and ending at the moment in time immediately prior to the Company Merger effective time, CatchMark has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and

•

receipt by PotlatchDeltic of the written opinion of Skadden (or other counsel as may be reasonably acceptable to PotlatchDeltic and CatchMark), dated as of the closing date, to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of the CatchMark Parties

The obligations of the CatchMark parties to effect the Mergers and to consummate the other transactions contemplated by the merger agreement are further subject to the satisfaction or waiver by CatchMark, at or prior to the closing, of each of the following additional conditions:

•

the accuracy in all material respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct in all material respects at and as of such time) of certain representations and warranties made in the merger agreement by the PotlatchDeltic parties regarding their valid existence, good standing and compliance with law, power and authority to execute the merger agreement, and information supplied for inclusion in the proxy statement/prospectus;

•

the accuracy in all respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct at and as of such time) of certain representations and warranties made in the merger agreement by the PotlatchDeltic parties regarding the absence of any required vote of the PotlatchDeltic stockholders to approve the Company Merger and the other transactions contemplated by the merger agreement and the inapplicability of anti-takeover statutes to the transactions contemplated by the merger agreement;

•

the accuracy in all but de minimis respects as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty must be true and correct in all but de minimis respects at and as of such time) of certain representations and warranties made in the merger agreement by the PotlatchDeltic parties relating to the capital structure of the PotlatchDeltic parties;

•

the accuracy of all other representations and warranties made in the merger agreement by the PotlatchDeltic parties (disregarding any materiality or parent material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the closing (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty will be true and correct at and as of such time), except for any such inaccuracies that would not reasonably be expected to have, individually or in the aggregate, a parent material adverse effect;

•

each of the PotlatchDeltic parties having performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it at or prior to the closing;

•

since the date of the merger agreement, the absence of any effect, event, change, development, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a parent material adverse effect;

•

receipt by CatchMark of an officer’s certificate dated as of the closing date on behalf of the PotlatchDeltic parties, certifying that the closing conditions described in the six preceding bullet points have been satisfied;

•

receipt by CatchMark of a written tax opinion of Skadden (or such other nationally recognized REIT counsel as may be reasonably acceptable to PotlatchDeltic and CatchMark), dated as of the closing date, to the effect that beginning with PotlatchDeltic taxable year ended December 31, 2006 and through the closing date, PotlatchDeltic has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and PotlatchDeltic’s proposed method of organization and operation will enable PotlatchDeltic to continue to satisfy the requirements for qualification and taxation as a REIT under the Code; and

•

receipt by CatchMark of a written opinion of King & Spalding (or other counsel as may be reasonably acceptable to PotlatchDeltic and CatchMark), dated as of the closing date, to the effect that each of the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated, and the Mergers may be abandoned at any time prior to the Company Merger effective time, whether before or after the receipt of the CatchMark stockholder approval, by the mutual written consent of CatchMark and PotlatchDeltic, which action must be taken or authorized by the CatchMark Board and the PotlatchDeltic Board.

Termination by Either CatchMark or PotlatchDeltic

The merger agreement may also be terminated by either CatchMark or PotlatchDeltic upon written notice to the other party, at any time prior to the Company Merger effective time, whether before or after the receipt of the CatchMark stockholder approval (unless otherwise specified below), if:

•

upon the completion of voting at the CatchMark special meeting, the CatchMark stockholder approval is not obtained (except that CatchMark will not have this right to terminate if the failure to obtain the CatchMark stockholder approval was primarily caused by a material breach by either of the CatchMark parties of their respective obligations with respect to the preparation of the Form S-4 and the proxy statement/prospectus, the CatchMark special meeting, non-solicitation of acquisition proposals or making any change in company recommendation);

•

a governmental authority of competent jurisdiction has issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action has become final and non-appealable; or

•

the Mergers have not been consummated on or before 5:00 p.m. (New York time) on the Drop Dead Date, the date that is six (6) months after the date of the merger agreement, or November 29, 2022 (except that this termination right will not be available to a party whose failure to comply with any provision of the merger agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before such date).

Termination by CatchMark

The merger agreement may also be terminated by CatchMark upon written notice to PotlatchDeltic:

•

at any time prior to the receipt of the CatchMark stockholder approval, in order to enter into an acquisition agreement with respect to a superior proposal in compliance with the terms of the merger agreement (except that the merger agreement may not be so terminated unless CatchMark concurrently pays the termination fee described below under “—Termination Fee Payable by CatchMark to PotlatchDeltic”); or

•

if either of the PotlatchDeltic parties has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on such date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date, unless CatchMark or the Partnership is in breach of any of its own representations, warranties, covenants or agreements set forth in the merger agreement such that the related closing conditions would not be satisfied.

Termination by PotlatchDeltic

The merger agreement may also be terminated by PotlatchDeltic upon written notice from PotlatchDeltic to CatchMark:

•	if there has been a change in company recommendation (except that PotlatchDeltic will no longer have this right to terminate if and when the CatchMark stockholder approval is obtained);

•	if there is a willful breach by CatchMark of the non-solicitation or change in company recommendation covenants; or

•

if either of the CatchMark parties has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on such date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date, unless PotlatchDeltic or Merger Sub is in breach of any of its own representations, warranties, covenants or agreements set forth in the merger agreement such that the related closing conditions would not be satisfied.

Termination Fee Payable by CatchMark to PotlatchDeltic

CatchMark has agreed to pay to PotlatchDeltic a termination fee of $19,384,231 upon the occurrence of either of the following:

•

termination of the merger agreement by CatchMark, at any time prior to the receipt of the CatchMark stockholder approval, in order to enter into an acquisition agreement with respect to a superior proposal; or

•	termination of the merger agreement by PotlatchDeltic following a change in company recommendation.

Further, CatchMark has agreed to pay to PotlatchDeltic a termination fee of $19,384,231 upon the occurrence of any of the following (provided that for purposes of the analysis below, the references to “20%” in the definition of acquisition proposal will instead be “50%”):

•

termination of the merger agreement by CatchMark or PotlatchDeltic if after a vote at the CatchMark special meeting, the CatchMark stockholder approval is not obtained and prior to the termination of the merger agreement, CatchMark (i) receives or has received an acquisition proposal with respect to CatchMark or any CatchMark subsidiary that has been publicly announced or otherwise communicated to the CatchMark Board prior to the time of the CatchMark special meeting and (ii) before the date that is twelve months after the date of termination of the merger agreement, any transaction or series of related transactions included within the definition of an acquisition proposal is consummated or CatchMark or a CatchMark subsidiary enters into an acquisition agreement that is later consummated;

•

termination of the merger agreement by CatchMark or PotlatchDeltic if the consummation of the Mergers has not occurred on or before 5:00 p.m. (New York time) on the Drop Dead Date and prior to the termination of the merger agreement, CatchMark (i) receives or has received an acquisition proposal with respect to CatchMark or any CatchMark subsidiary that has been publicly announced or otherwise communicated to the CatchMark Board prior to the date of termination of the merger agreement and (ii) before the date that is twelve months after the date of termination of the merger agreement, any transaction or series of related transactions included within the definition of an acquisition proposal is consummated or CatchMark or a CatchMark subsidiary enters into an acquisition agreement that is later consummated; or

•

termination of the merger agreement by PotlatchDeltic, if either of the CatchMark parties has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the related closing conditions not being satisfied on the closing date, and such breach or failure to perform is not cured or curable by the earlier of thirty (30) days after notice of such breach or failure to perform is given or two (2) business days prior to the Drop Dead Date, and prior to the termination of the merger agreement, CatchMark (i) receives or has received an acquisition proposal with respect to CatchMark or any CatchMark subsidiary that has been publicly announced or otherwise communicated to the CatchMark Board prior to the date of termination of the merger agreement and (ii) before the date that is twelve months after the date of termination of the merger agreement, any transaction or series of related transactions included within the definition of an acquisition proposal is consummated or CatchMark or a CatchMark subsidiary enters into an acquisition agreement that is later consummated.

However, the termination fee will only be $9,692,116 if each of the following occurs:

•	the merger agreement is terminated:

•

by CatchMark prior to the receipt of the CatchMark stockholder approval in order to enter into an acquisition agreement with respect to a superior proposal from a qualified bidder in compliance with the merger agreement; or

•	by PotlatchDeltic following a change in company recommendation with respect to a superior proposal from a qualified bidder; and

•	the termination of the merger agreement occurred prior to the later of the following:

•	11:59 p.m. (New York time) on July 13, 2022; and

•

11:59 p.m. (New York time) on the first (1st) business day after the end of any notice period (including any extensions thereof) with respect to a superior proposal by a qualified bidder for which notice period commenced on or prior to July 13, 2022.

A bidder will be considered a qualified bidder if such bidder made an unsolicited bona fide written acquisition proposal (that did not result from a breach of the non-solicitation covenants in the merger agreement) that remains pending at 11:59 p.m. (New York time) on the date that is thirty (30) days after the date of the merger agreement, or June 28, 2022, and that, on or prior to such date, the CatchMark Board concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constituted or would reasonably be expected to lead to a superior proposal, and subject to certain other requirements set forth in the merger agreement.

CatchMark did not receive a bona fide written acquisition proposal from any bidders, including any qualified bidders, on or prior to 11:59 p.m. (New York time) on June 28, 2022.

Miscellaneous Provisions

Amendment

The merger agreement may be amended by the parties by an instrument in writing signed on behalf of each of the parties, at any time before or after the CatchMark stockholder approval is obtained. After such approval is obtained, no amendment may be made which by law requires further approval by such stockholders without obtaining such approval.

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement by any other party and to specifically enforce the terms and provisions of the merger agreement.

Governing Law

The Partnership Merger is governed by, and construed in accordance with, the laws of the State of Delaware without regard to its rules of conflict of laws. Except as provided in the immediately preceding sentence, all disputes, claims or controversies arising out of or relating to the Company Merger, the merger agreement, or the negotiation, validity or performance of the merger agreement, or the transactions contemplated by the merger agreement will be governed by and construed in accordance with the internal laws of the State of Maryland without regard to its rules of conflict of laws.

DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGERS

Pursuant to the merger agreement, at the time the Mergers become effective, the PotlatchDeltic Board will be expanded from nine (9) directors to ten (10) directors, consisting of nine (9) directors from PotlatchDeltic and one (1) director from CatchMark as selected by the CatchMark Board. The director selected by CatchMark to join the expanded PotlatchDeltic Board is James M. DeCosmo. Mr. DeCosmo will join the class of PotlatchDeltic directors who will be up for re-election at the PotlatchDeltic 2023 annual meeting of stockholders. PotlatchDeltic has agreed in the merger agreement that it will cause Mr. DeCosmo to be renominated for election at the 2023 annual meeting of PotlatchDeltic stockholders for a three-year term and will use reasonable best efforts to have Mr. DeCosmo so reelected. Michael J. Covey, the current Executive Chairperson of PotlatchDeltic, will remain as Executive Chairperson of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers. Eric J. Cremers, the current President and Chief Executive Officer of PotlatchDeltic, will remain as President and Chief Executive Officer of PotlatchDeltic and will remain on the PotlatchDeltic Board following completion of the Mergers.

DESCRIPTION OF POTLATCHDELTIC CAPITAL STOCK

The following description of the terms of the common stock and preferred stock of PotlatchDeltic is a summary and is subject to and is qualified in its entirety by reference to the PotlatchDeltic Certificate of Incorporation and the PotlatchDeltic Bylaws, copies of which are incorporated by reference hereto.

Authorized Capital Stock

PotlatchDeltic’s authorized capital stock consists of 100,000,000 shares of common stock having a par value of $1.00 per share, and 4,000,000 shares of preferred stock without par value.

Restrictions on Ownership and Transfer

PotlatchDeltic elected to be taxed as a REIT commencing with its taxable year ending December 31, 2006. To continue to qualify for taxation as a REIT, PotlatchDeltic must comply with certain provisions of the Code. In general, to qualify for taxation as a REIT no more than 50% in value of PotlatchDeltic’s capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year, and shares of PotlatchDeltic common stock must be beneficially owned by 100 or more persons during at least three hundred thirty-five (335) days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

The PotlatchDeltic Certificate of Incorporation contains restrictions on the ownership and transfer of its common stock and preferred shares intended to assist PotlatchDeltic in maintaining its status as a REIT for federal income tax purposes. The PotlatchDeltic Certificate of Incorporation provides that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.8% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of PotlatchDeltic capital stock. The PotlatchDeltic Certificate of Incorporation also includes other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in PotlatchDeltic’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization selected by the PotlatchDeltic Board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.

Anti-Takeover Provisions

The provisions of Delaware law, the PotlatchDeltic Certificate of Incorporation and the PotlatchDeltic Bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in PotlatchDeltic’s management or the acquisition of control by a holder of a substantial amount of PotlatchDeltic’s voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in PotlatchDeltic’s best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the PotlatchDeltic Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of PotlatchDeltic’s control. These provisions are designed to reduce PotlatchDeltic’s vulnerability to an unsolicited acquisition proposal that may not be in the best interests of PotlatchDeltic’s stockholders and to discourage certain coercive tactics. Such provisions also may have the effect of preventing changes in the PotlatchDeltic Board and PotlatchDeltic’s management.

The provisions in PotlatchDeltic’s Certificate of Incorporation and PotlatchDeltic’s Bylaws include, among other things, the following:

•	classified board with three-year staggered terms;

•

the ability of the PotlatchDeltic Board to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•

stockholder action can only be taken at a special or regular meeting and not by written consent and stockholders cannot call a special meeting except upon the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at the meeting;

•	advance notice procedures for nominating candidates to the PotlatchDeltic Board or presenting matters at stockholder meetings;

•	removal of directors only for cause;

•

in order to facilitate the preservation of PotlatchDeltic’s status as a REIT under the Code, a prohibition on any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8% of PotlatchDeltic’s outstanding common or preferred stock, unless the PotlatchDeltic Board waives or modifies this ownership limitation;

•

unless approved by the vote of at least 80% of PotlatchDeltic’s outstanding shares, PotlatchDeltic may not engage in business combinations, including mergers, dispositions of assets, certain issuances of shares of stock and other specified transactions, with a person owning or controlling, directly or indirectly, 5% or more of the voting power of PotlatchDeltic’s outstanding common stock; and

•	supermajority voting requirements to amend the PotlatchDeltic Bylaws and certain provisions of the PotlatchDeltic Certificate of Incorporation.

PotlatchDeltic is subject to the anti-takeover provisions of Section 203 of the DGCL. Section 203 prohibits certain publicly-held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior did own 15% or more of the corporation’s voting stock.

Common Stock

Outstanding shares of PotlatchDeltic common stock are fully paid and nonassessable. Shares of PotlatchDeltic common stock do not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that PotlatchDeltic may issue from time to time. No conversion rights, redemption rights or sinking fund provisions are applicable to shares of PotlatchDeltic common stock. The rights of holders of shares of PotlatchDeltic common stock will be subject to the rights of holders of any PotlatchDeltic preferred stock that may be issued and outstanding from time to time. The PotlatchDeltic Board can authorize the issuance of shares of preferred stock without stockholder approval. Such issued shares could have voting, conversion and other rights that could adversely affect the rights of holders of shares of PotlatchDeltic common stock. The PotlatchDeltic Board also could authorize the issuance of additional shares of PotlatchDeltic common stock from time to time without stockholder approval.

PotlatchDeltic’s common stock is listed on Nasdaq under the symbol “PCH.”

Dividends

The holders of shares of PotlatchDeltic common stock are entitled to receive such dividends as may be declared by the PotlatchDeltic Board out of funds legally available for distribution. These dividends may be paid only out of funds remaining after payment in full of any cumulative dividends upon all outstanding shares of preferred stock have been paid or set apart for payment for all past dividend periods and the then-current dividend period.

Liquidation Rights

Upon any voluntary or involuntary liquidation of PotlatchDeltic, its assets must be used in the following order of priority:

•	payment of or provision for all of PotlatchDeltic debts and liabilities;

•	payment of all sums to which the shares of PotlatchDeltic preferred stock may be entitled; and

•	distribution ratably to holders of shares of PotlatchDeltic common stock the remaining assets of PotlatchDeltic.

Voting Rights

The holders of shares of PotlatchDeltic common stock currently possess exclusive voting rights on all matters submitted to PotlatchDeltic stockholders. In the event any shares of preferred stock are issued, holders of such preferred stock will have such voting rights, if any, as shall be provided for in the resolution or resolutions of the PotlatchDeltic Board establishing such preferred stock. Each holder of PotlatchDeltic common stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors, which means that the holders of a majority of the shares entitled to vote for the election of PotlatchDeltic’s directors can elect all of the PotlatchDeltic directors then standing for election. The PotlatchDeltic Certificate of Incorporation provides that the PotlatchDeltic Board must consist of not fewer than seven nor more than 15 directors. The exact number of directors is fixed from time to time by resolution adopted by the PotlatchDeltic Board.

Preferred Stock

The PotlatchDeltic Certificate of Incorporation authorizes the issuance of 4,000,000 shares of preferred stock without par value. As of June 30, 2022, there were no shares of preferred stock issued and outstanding. In the event any shares of preferred stock are issued, holders of such preferred stock will have such rights, if any, as shall be provided for in the resolution or resolutions of the PotlatchDeltic Board establishing such preferred stock.

COMPARISON OF RIGHTS OF POTLATCHDELTIC STOCKHOLDERS AND CATCHMARK STOCKHOLDERS

The rights of CatchMark stockholders are currently governed by and subject to the provisions of the MGCL and the CatchMark Charter and CatchMark Bylaws. Upon consummation of the Company Merger, the rights of the former CatchMark stockholders who receive PotlatchDeltic common stock will be governed by the DGCL and the PotlatchDeltic Certificate of Incorporation and PotlatchDeltic Bylaws, rather than the CatchMark Charter and the CatchMark Bylaws.

The following is a summary of the similarities and material differences between the rights of PotlatchDeltic stockholders (which will be the rights of CatchMark stockholders following the Company Merger) and CatchMark stockholders but does not purport to be a complete description of those similarities or differences or a complete description of the terms of the PotlatchDeltic common stock subject to issuance in the Company Merger.

This section does not include a complete description of all similarities or differences among the rights of PotlatchDeltic stockholders and CatchMark stockholders, nor does it include a complete description of the specific rights of such stockholders.

Furthermore, the identification of some of the similarities or differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of both the DGCL and the MGCL, as well as the governing corporate documents of each of PotlatchDeltic and CatchMark, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information and Incorporation by Reference.” The PotlatchDeltic Certificate of Incorporation and the PotlatchDeltic Bylaws are filed as exhibits to the registration statement filed by PotlatchDeltic with the SEC, of which this proxy statement/prospectus forms a part, and, to the extent that this proxy statement/prospectus, including the following summary, relates to those documents, it is qualified in its entirety by reference thereto.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
Corporate Governance

PotlatchDeltic is a Delaware corporation that is a REIT for United States federal income tax purposes.

The rights of PotlatchDeltic stockholders are governed by the DGCL, the PotlatchDeltic Certificate of Incorporation, and the PotlatchDeltic Bylaws.

CatchMark is a Maryland corporation that is a REIT for United States federal income tax purposes.

The rights of CatchMark stockholders are governed by the MGCL, the CatchMark Charter, and the CatchMark Bylaws.

Authorized Capital Stock

The authorized capital stock of PotlatchDeltic consists of 100,000,000 shares of common stock having a par value of $1.00 per share and 4,000,000 shares of preferred stock, with no par value.

The PotlatchDeltic Certificate of Incorporation authorizes the

The authorized capital stock of CatchMark consists of 900,000,000 shares of Class A common stock having a par value of $0.01 per share and 100,000,000 shares of preferred stock having a par value of $0.01 per share.

Pursuant to the CatchMark Charter, the CatchMark Board may amend the

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
PotlatchDeltic Board to divide the preferred stock into series.

CatchMark Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series without stockholder approval.

The CatchMark Charter authorizes the CatchMark Board to classify and reclassify any unissued shares of stock into other classes or series of stock.

Voting Rights	Each outstanding share of PotlatchDeltic common stock entitles its holder to one vote on all matters submitted to a vote of PotlatchDeltic stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy. Directors are elected in an uncontested election by the vote of the majority of the votes cast with respect to that director’s election. In a contested election, directors are elected if they receive a plurality of the votes cast.	Each outstanding share of CatchMark common stock entitles its holder to one vote on all matters submitted to a vote of CatchMark stockholders, including the election of directors. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting. Directors are elected in an uncontested election by the vote of the majority of the votes cast with respect to that director’s election. In a contested election, directors are elected if they receive a plurality of the votes cast.

Board Duties to Stockholders	Under Delaware law, PotlatchDeltic’s directors are subject to the fiduciary duties of care and loyalty. The duty of care requires informed, deliberative decision-making based on all material information reasonably available. The duty of loyalty requires directors to act on a disinterested and independent basis, in good faith, with an honest belief that the action is in the best interests of the company and its stockholders.	Under Maryland law, CatchMark’s directors must perform their duties in good faith, in a manner that they reasonably believe to be in the company’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. CatchMark’s directors who act in such a manner generally will not be liable to CatchMark or its stockholders for monetary damages by reason of being a director. Under Maryland law, an act of a director is presumed to satisfy such standards.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

Constituency and Related Provisions	The PotlatchDeltic Certificate of Incorporation requires the PotlatchDeltic Board, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of PotlatchDeltic, (b) merge or consolidate PotlatchDeltic with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of PotlatchDeltic, in connection with the exercise of its judgment in determining what is in the best interests of PotlatchDeltic and its stockholders, to give due consideration to (i) all relevant factors, including without limitation the social, legal, environmental and economic effects on the employees, customers, suppliers and other affected persons, firms and corporations and on the communities and geographical areas in which PotlatchDeltic and its subsidiaries operate or are located and on any of the businesses and properties of PotlatchDeltic or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (ii) not only the consideration being offered, in relation to the then-current market price for PotlatchDeltic’s outstanding shares of capital stock, but also in relation to the then-current value of PotlatchDeltic in a freely negotiated transaction and in relation to the PotlatchDeltic Board’s estimate of the future value of PotlatchDeltic (including the unrealized value of its properties and assets) as an independent going concern.	The MGCL provides that a corporation’s charter may include a provision permitting the directors, in considering a potential acquisition of control of the corporation, to consider the effect of the potential acquisition on the corporation’s stockholders, employees, customers, creditors, suppliers and communities in which offices or other establishments of the corporation are located. Accordingly, directors may reject an offer because of the effect that the acquisition would have on non-stockholder constituencies or accept a lower priced offer that the directors believe is more favorable to all of the corporation’s constituencies. The CatchMark Charter does not include such a provision. However, the MGCL also states that the inclusion or absence of such a provision does not create an inference as to what factors may be considered by a corporation’s board of directors.

Liability of Investors	Under Delaware law, unless the PotlatchDeltic Certificate of Incorporation includes a provision imposing personal liability on its stockholders to a specified extent for the debts of the corporation in addition	Under Maryland law, CatchMark’s stockholders are generally not personally liable for its debts or obligations.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
to liability for the unpaid balance of a subscription for stock (which the PotlatchDeltic Certificate of Incorporation does not), PotlatchDeltic’s stockholders are generally not personally liable for its debts or obligations.

Dividends and Share Repurchases

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and if the redemption or repurchase would not impair the capital of the corporation.

The PotlatchDeltic Certificate of Incorporation provides that dividends may be declared and paid on PotlatchDeltic common stock to the extent permitted by law, and as and when determined by the PotlatchDeltic Board and subject to any preferential dividend rights of any then outstanding shares of preferred stock. The PotlatchDeltic Bylaws provide that such dividends may be declared at any regular or special meeting, and may be paid in cash, in

The MGCL provides that a corporation may not pay dividends or make other distributions if, after giving effect to the dividend or other distribution, it would be unable to pay its debts as they come due in the usual course of business or, except as provided in the next sentence, if its total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount necessary to satisfy the preferential rights upon dissolution of any stockholders whose preferential rights on dissolution are superior to those receiving the dividend or other distribution. The MGCL provides that a corporation may pay dividends or make other distributions from: (i) the net earnings for the fiscal year in which the distribution is made; (ii) the net earnings from the preceding fiscal year; or (iii) the sum of the net earnings for the preceding eight quarters.

The CatchMark Charter provides that the CatchMark Board may from time to time authorize CatchMark to declare and pay to CatchMark stockholders such dividends or other distributions, in cash or other assets of CatchMark or in securities of CatchMark, including in shares of one class payable to holders of shares of another class, or from any other source as the CatchMark Board in its discretion shall determine. The CatchMark Board shall endeavor to authorize CatchMark to declare and pay such dividends and other

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
	property, or in shares of PotlatchDeltic capital stock, subject to the provisions of the PotlatchDeltic Certificate of Incorporation. The PotlatchDeltic Certificate of Incorporation provides that the PotlatchDeltic Board is authorized, from time to time, to make any series of stock subject to redemption by resolution of the PotlatchDeltic Board.	distributions as shall be necessary for CatchMark to qualify as a REIT under the Code; however, CatchMark stockholders have no right to any dividend or other distribution unless and until authorized by the CatchMark Board and declared by CatchMark.

Number and Classification of Board of Directors

The PotlatchDeltic Certificate of Incorporation provides that the PotlatchDeltic Board shall consist of not less than seven (7) nor more than fifteen (15) directors, the exact number of which shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the PotlatchDeltic Board. Other than those directors elected by holders of preferred stock, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire PotlatchDeltic Board. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Additional directorships resulting from an increase in the number of directors shall be apportioned among the three classes as equally as possible. No decrease in the number of directors constituting the PotlatchDeltic Board shall shorten the term of any incumbent director.

The PotlatchDeltic Board currently consists of nine (9) members. One (1) member of the CatchMark Board will be appointed to the PotlatchDeltic Board effective immediately after the Company Merger effective time.

The CatchMark Charter provides that the number of directors of CatchMark shall be five (5), which number may be increased or decreased from time to time pursuant to the CatchMark Bylaws.

The CatchMark Bylaws provide that at any regular meeting or at any special meeting called for that purpose, a majority of the entire CatchMark Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than fifteen (15).

The CatchMark Charter does not provide for classification of the CatchMark Board. The tenure of office of a director shall not be affected by any decrease in the number of directors.

The CatchMark Board currently consists of six (6) members.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

Independent Directors	A majority of the directors on the PotlatchDeltic Board must be independent directors under the requirements of the Nasdaq listing rules.	A majority of the directors on the CatchMark Board must be independent directors under the requirements of the NYSE listing rules and under the CatchMark Charter.

Removal of Directors	The PotlatchDeltic Certificate of Incorporation provides that directors may be removed only for cause. Under Delaware law, any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors.

The MGCL provides that stockholders may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors, subject to certain exceptions including if otherwise provided in the charter of the corporation.

The CatchMark Charter does not otherwise provide for the removal of directors.

Vacancies on the Board of Directors	The PotlatchDeltic Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the PotlatchDeltic Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. Any directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of the class to which they have been elected expires and until their successors are duly elected and have qualified or until their earlier resignation or removal.	Pursuant to CatchMark’s election to be subject to Section 3-804(c) of the MGCL, the CatchMark Charter and the CatchMark Bylaws provide that, except as may be provided by the CatchMark Board in setting the terms of any class or series of preferred stock, any vacancy on the CatchMark Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Special Meetings	The PotlatchDeltic Bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the DGCL or by the PotlatchDeltic Certificate of Incorporation, may be called by the chairman of the Board and shall be called by the chairman of	The CatchMark Bylaws provide that the president, the chief executive officer, a majority of the CatchMark Board or a majority of the independent directors may call a special meeting of the stockholders. Subject to the relevant provisions in the CatchMark Bylaws, a special meeting of

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
	the Board or secretary at the request in writing of a majority of the PotlatchDeltic Board, or at the request in writing of stockholders owning shares which have a majority of the voting power of the capital stock issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.	stockholders shall also be called by the secretary of CatchMark to act on any matter that may properly be considered at a meeting of stockholders upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

Action by Written Consent	The PotlatchDeltic Certificate of Incorporation provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of PotlatchDeltic may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

The MGCL provides that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is provided in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. The MGCL further provides that, if authorized by the corporation’s charter, the holders of shares of common stock entitled to vote generally in the election of directors may take action or consent to any action by providing a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting at which all stockholders entitled to vote on the action were present and voted if the corporation gives notice of the action not later than ten (10) days after the effective date of the action to each holder of shares of the class or series of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

The CatchMark Charter does not provide for action by less than unanimous written consent of holders of common stock.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

Quorum of Stockholders

The PotlatchDeltic Bylaws provide that a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, provided, that one-third of the total number of shares of capital stock entitled to vote at such meeting are present in person or represented by proxy.

If, however, there are insufficient shares to constitute a quorum, the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be formed. At such adjourned meeting at which a quorum shall be formed, any business may be transacted which might have been transacted at the meeting as originally noticed.

The CatchMark Bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum.

If, however, a quorum is not established at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting sine die or from time to time to a date not more than one hundred twenty (120) days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Advance Notice Procedures for a Stockholder Proposal

The PotlatchDeltic Bylaws provide that for nominations to be properly brought at an annual or special meeting of stockholders and for other business to be properly brought at an annual meeting of stockholders, a stockholder of record at such time must have given timely notice to the secretary of PotlatchDeltic in proper written form and must comply with the other requirements set forth in the PotlatchDeltic Bylaws.

The PotlatchDeltic Bylaws provide that to be timely, a stockholder’s notice of a nomination or other business must be delivered by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, and received at the principal executive offices of PotlatchDeltic

The CatchMark Bylaws provide that for any nomination or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of CatchMark and any such other business must otherwise be a proper matter for action by the stockholders and must comply with the other requirements set forth in the CatchMark Bylaws.

The CatchMark Bylaws provide that to be timely, a stockholder’s notice shall be delivered to the secretary of CatchMark at the principal executive office of CatchMark not earlier than the one hundred fiftieth (150th) day nor later than 5:00 p.m., Atlanta, Georgia time, on the one hundred twentieth (120th) day prior to the first

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
addressed to the attention of the secretary of PotlatchDeltic in connection with an annual meeting, not more than one hundred twenty (120) days nor less than ninety (90) days prior to the first anniversary date of the prior year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed to a date that is more than thirty (30) days before or more than sixty (60) days after the first anniversary date of the prior year’s annual meeting of stockholders, notice by the stockholder must be received by the secretary of PotlatchDeltic not later than the close of business on the later of the ninetieth (90th) day prior to such scheduled annual meeting and the tenth (10th) day following the earlier to occur of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public announcement of the date of such scheduled annual meeting was first made.

anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than 5:00 p.m., Atlanta, Georgia time, on the later of the one hundred twentieth (120th) day prior to the date of such annual meeting, as originally convened, or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

The CatchMark Bylaws also provide that in the event that the number of directors to be elected to the CatchMark Board is increased, and there is no public announcement of such action at least one hundred thirty (130) days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, a required stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the CatchMark secretary at the principal executive office of CatchMark not later than 5:00 p.m., Atlanta, Georgia time, on the tenth (10th) day following the day on which such public announcement is first made by CatchMark.

The CatchMark Bylaws further provide that in the event CatchMark calls a special meeting of stockholders for the purpose of electing one or more individuals to the CatchMark Board, any stockholder may nominate an individual or individuals (as the

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
case may be) for election as a director as specified in CatchMark’s notice of meeting, if the stockholder’s notice contains the requisite information and is delivered to the CatchMark secretary at the principal executive office of CatchMark not earlier than the one hundred fiftieth (150th) day prior to such special meeting and not later than 5:00 p.m., Atlanta, Georgia time on the later of the one hundred twentieth (120th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the CatchMark Board to be elected at such meeting.

Annual Meetings of Stockholders	Annual meetings of PotlatchDeltic stockholders shall be held on the first Monday of May each year at 8:00 a.m., if not a legal holiday, or at such other date and time as shall be designated from time to time by the PotlatchDeltic Board and stated in the notice of the meeting.	An annual meeting of the CatchMark stockholders for the election of directors and the transaction of any business within the powers of CatchMark shall be held on the date and at the time and place set by the CatchMark Board.

Notice of and Record Date for Stockholder Meetings

Written notice of each meeting of PotlatchDeltic stockholders stating the date, time, place and, in the case of a special meeting, the purpose thereof, must be given not less than ten (10) nor more than sixty (60) days before such meeting to each stockholder who is entitled to vote thereat.

The DGCL provides that the PotlatchDeltic Board may fix a record date not more than sixty (60) and not less than ten (10) days before any such meeting.

Not less than ten (10) nor more than ninety (90) days before each meeting of CatchMark stockholders, the secretary of CatchMark must give to each stockholder entitled to vote at such meeting or entitled to notice thereof, notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any law, the purpose for which the meeting is called, by (i) mail, (ii) presenting it to such stockholder personally, (iii) leaving it at the stockholder’s residence or usual place of business, (iv) electronic transmission or (v) any other means permitted by Maryland law.

The MGCL and the CatchMark Bylaws provide that the CatchMark

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
Board may fix a record date not more than ninety (90) days and not less than ten (10) days before the date of any such meeting.

Amendment to Certificate of Incorporation

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and declaring its advisability and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders (provided a meeting or vote is required pursuant to Section 242 of the DGCL) and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

The PotlatchDeltic Certificate of Incorporation provides that the amendment or repeal of Articles Sixth (amendment of bylaws), Seventh (limitation on director liability), Eighth (required stockholder vote), Ninth (number and structure of the board), Tenth (stockholder action) and Eleventh (considerations of the board when evaluating a third-party offer to purchase the company) shall require the approval of the holders of shares representing at least eighty percent (80%) of the shares of PotlatchDeltic entitled to vote in the election of directors, voting as one class.

The MGCL provides that an amendment to a corporation’s charter requires that the board of directors of a corporation proposing a charter amendment (i) adopt a resolution which sets forth the proposed amendment and declares that it is advisable, and (ii) direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders. The proposed amendment must be approved by the stockholders of the corporation by the affirmative vote of two thirds of all the votes entitled to be cast on the matter unless the charter provides for a greater or lesser proportion (but not less than a majority) of all the votes entitled to be cast on the matter. The CatchMark Charter provides that, notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action will be effective and valid if declared advisable by the CatchMark Board and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

The CatchMark Charter provides that CatchMark reserves the right from time to time to make any amendment to the CatchMark Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the CatchMark Charter, of any shares. The CatchMark Charter further provides that all rights and powers conferred by the CatchMark Charter

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
on stockholders, directors and officers are granted subject to this reservation.

Amendment to Bylaws

The PotlatchDeltic Certificate of Incorporation provides that the board is expressly authorized to make, alter, amend or repeal the PotlatchDeltic Bylaws, without any action on the part of the stockholders, by the affirmative vote of at least a majority of the entire PotlatchDeltic Board, which shall include the affirmative vote of at least one director from each class of the PotlatchDeltic Board if the PotlatchDeltic Board shall then be divided into classes. The PotlatchDeltic Bylaws may also be altered, amended or repealed by the affirmative vote of the holders of shares representing at least eighty percent (80%) of the shares of PotlatchDeltic entitled to vote in the election of directors, voting as one class; provided, however, that the affirmative vote of the holders of shares representing only a majority of the shares of PotlatchDeltic entitled to vote in the election of directors, voting as one class, shall be required if such alteration, amendment or repeal of the PotlatchDeltic Bylaws has been previously approved by the affirmative vote of at least two thirds (2/3) of the entire PotlatchDeltic Board.

The PotlatchDeltic Bylaws provide that the bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the PotlatchDeltic Board pursuant to the applicable provisions of the PotlatchDeltic Certificate of Incorporation at any regular meeting of the stockholders or of the PotlatchDeltic Board or at any special meeting of the stockholders or of the PotlatchDeltic Board if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

The CatchMark Bylaws provide that except as otherwise provided in the CatchMark Bylaws, the CatchMark Board shall have the exclusive power to alter or repeal any provision of the CatchMark Bylaws and to adopt new bylaws; provided, however, that the stockholders shall have the power, at any annual or special meeting of the stockholders, subject to the special meetings and notice provisions in the CatchMark Bylaws, to alter or repeal any provision of the CatchMark Bylaws and to adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter and is otherwise permitted by applicable law; provided further that the stockholders shall not have the power to alter or repeal Article XIII (Amendment of Bylaws) of the CatchMark Bylaws or adopt any provision inconsistent with Article XIII of the CatchMark Bylaws without the approval of the CatchMark Board.

Article XIV of the CatchMark Bylaws provides that any amendment to Article XIV (Miscellaneous) will be valid only if approved by the affirmative vote of stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

Ownership Limitations

In order for PotlatchDeltic to qualify to be taxed as a REIT under the Code, it must comply with certain provisions of the Code. In general, to qualify for taxation as a REIT no more than 50% in value of PotlatchDeltic’s capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year and shares of PotlatchDeltic common stock must be beneficially owned by 100 or more persons during at least three hundred thirty-five (335) days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

The PotlatchDeltic Certificate of Incorporation contains restrictions on the ownership and transfer of its common stock and preferred stock intended to assist PotlatchDeltic in maintaining its status as a REIT for federal income tax purposes. The PotlatchDeltic Certificate of Incorporation provides that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.8% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of PotlatchDeltic capital stock. The PotlatchDeltic Certificate of Incorporation also provides that the PotlatchDeltic Board may, subject to such terms, conditions, representations and undertakings as it determines in its sole discretion, except a person prospectively or retroactively from this ownership limitation or establish an excepted holder limit for such person. However, the PotlatchDeltic Board may not except any person if the exception would result in PotlatchDeltic being “closely held” within the meaning of Section 856(h) of the Code or otherwise cause

In order for CatchMark to qualify to be taxed as a REIT under the Code, it must comply with certain provisions of the Code. In general, to qualify for taxation as a REIT, during the last half of each taxable year, not more than 50% of the value of CatchMark’s outstanding stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code) to include certain entities. In addition, the outstanding stock must be owned by 100 or more persons independent of CatchMark and each other during at least three hundred thirty-five (335) days of a 12-month taxable year or during a proportionate part of a shorter taxable year.

CatchMark may prohibit certain acquisitions and transfers of shares so as to ensure its continued qualification as a REIT under the Code. However, CatchMark cannot assure stockholders that this prohibition will be effective.

The CatchMark Charter contains limitations on ownership that prohibit any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of CatchMark’s outstanding stock, or more than 9.8% (in value or in number of shares, whichever is more restrictive) of CatchMark’s outstanding common stock. The CatchMark Charter also provides that the CatchMark Board may, subject to certain conditions, prospectively or retroactively exempt a person or group of persons from these ownership limitations and establish or increase an excepted holder limit for such person or group of persons. However, the CatchMark Board may not exempt any person whose ownership of CatchMark’s outstanding stock would result in CatchMark being “closely held”

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
PotlatchDeltic to fail to qualify as a REIT or cause the PotlatchDeltic capital stock to be beneficially owned by less than 100 persons. The PotlatchDeltic Board may require a ruling from the IRS or an opinion of counsel. The PotlatchDeltic Certificate of Incorporation also includes other restrictions on ownership and transfer. Any person who acquires or attempts or intends to acquire shares of PotlatchDeltic stock that may violate any of these restrictions, or who is the intended transferee of shares of PotlatchDeltic common stock that are transferred to the trust, as described below, is required to give PotlatchDeltic immediate written notice or, in the case of a proposed or attempted transaction, at least fifteen (15) days prior written notice and provide PotlatchDeltic with such information as it may request in order to determine the effect of the transfer on PotlatchDeltic’s status as a REIT. The above restrictions will not apply if the PotlatchDeltic Board determines that it is no longer in PotlatchDeltic’s best interests to continue to qualify as a REIT or if the PotlatchDeltic Board determines that compliance is no longer required for REIT qualification. In the event any transfer of shares of stock or other event would result in a person (the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in PotlatchDeltic’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization selected by the PotlatchDeltic Board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the within the meaning of Section 856(h) of the Code or otherwise would result in CatchMark failing to qualify as a REIT. In order to be considered by the CatchMark Board for exemption, a person also must agree that any violation or attempted violation of these restrictions or any representation or undertakings on which the CatchMark Board conditioned such exemption or excepted holder limit will result in the automatic transfer of the shares of stock causing the violation to a trust. The CatchMark Board may require a ruling from the IRS or an opinion of counsel in order to determine or ensure CatchMark’s status as a REIT.

The CatchMark Charter further prohibits (1) any person from owning shares of CatchMark common stock that would result in CatchMark being “closely held” under Section 856(h) of the Code or otherwise cause CatchMark to fail to qualify as a REIT and (2) any person from transferring shares of CatchMark common stock if the transfer would result in CatchMark stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire shares of CatchMark common stock that may violate any of these restrictions, or who is the intended transferee of shares of CatchMark common stock that are transferred to the trust, as described below, is required to give CatchMark immediate written notice or, in the case of a proposed or attempted transaction, at least fifteen (15) days prior written notice and provide CatchMark with such information as it may request in order to determine the effect of the transfer on CatchMark’s status as a REIT. The above restrictions will not apply if the CatchMark Board determines that it is no longer in

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
excess shares to the Intended Transferee will be null and void and of no force or effect.

CatchMark’s best interests to continue to qualify as a REIT and files with the State Department of Assessments and Taxation of Maryland a certificate of notice setting forth such determination by the CatchMark Board or if the CatchMark Board determines that compliance is no longer required for REIT qualification.

Any attempted transfer of CatchMark stock which, if effective, would result in CatchMark stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in the shares. Any attempted transfer of CatchMark stock which, if effective, would result in violation of the ownership limits discussed above or in CatchMark being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. If the transfer to the trust would not be effective for any reason to prevent the violation of such limitations, then the transfer of that number of shares that otherwise would cause such violation will be null and void and the proposed transferee will acquire no rights in such shares.

Business Combination Statute	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities, grants of loans, and similar transactions by a corporation or a subsidiary with an interested stockholder who	Pursuant to the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

beneficially owns fifteen percent or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least eighty five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) at or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock not owned by the interested stockholder.

PotlatchDeltic has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to PotlatchDeltic.

stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of CatchMark’s outstanding voting stock; or

•  an affiliate or associate of CatchMark who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of CatchMark’s then-outstanding stock.

A person is not an interested stockholder if the CatchMark Board approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the CatchMark Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the CatchMark Board.

After the five-year prohibition, any business combination between CatchMark and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the CatchMark Board and approved by the affirmative vote of at least:

•  80% of the votes entitled to be cast by holders of the then-outstanding shares of

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

CatchMark’s voting stock; and

•  two-thirds of the votes entitled to be cast by holders of CatchMark’s voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if CatchMark’s common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The CatchMark Board has adopted a resolution providing that any business combination between CatchMark and any other person is exempted from this statute, provided that such business combination is first approved by the CatchMark Board.

Voting Rights for Significant Transactions	In addition to the provisions described above in “Business Combination Statute,” the DGCL requires, with limited exceptions, a dissolution, merger, conversion, consolidation or sale of substantially all of the assets of a corporation to be declared advisable by the board and approved by the holders of a majority of the issued and outstanding shares entitled to vote thereon or, in the case of a conversion,	In addition to the provisions described above in “Business Combination Statute,” pursuant to the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
	the holders of all outstanding shares of stock, whether voting or nonvoting.	affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The CatchMark Charter provides for a majority vote in these situations.

Control Share Acquisitions Section of the MGCL	N/A

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•  one-tenth or more but less than one-third;

•  one-third or more but less than a majority; or

•  a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within fifty (50) days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The CatchMark Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of CatchMark common stock by any person.

Subtitle 8 of the MGCL	N/A

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•  a classified board;

•  a two-thirds vote requirement to remove a director;

•  a requirement that the number of directors be fixed only by the vote of the directors;

•  a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•  a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

Through provisions in the CatchMark Charter and CatchMark Bylaws unrelated to Subtitle 8, CatchMark (1) vests in its board of directors the exclusive power to fix the number of directorships and (2) requires, unless called by a majority of the CatchMark Board, a majority of the independent directors, the president or the chief executive officer, the request of stockholders entitled to cast at least a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter. Pursuant to Subtitle 8, CatchMark has elected that, except as may be provided by the CatchMark Board in setting the terms of any class or series of preferred stock, any and all vacancies on the CatchMark Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Indemnification and Limitation of Liability of Directors and Officers	The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the	Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The CatchMark Charter contains a provision that eliminates such liability for CatchMark directors and officers to the maximum extent permitted by Maryland law.

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

director derived an improper personal benefit.

The DGCL permits a corporation to indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation) against judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The DGCL permits a corporation to indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any action by or in the right of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification may be made if the person is adjudged liable to the corporation unless and only to the extent the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper. To the extent a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, the DGCL requires such person to be indemnified against expenses

The CatchMark Charter requires CatchMark, to the maximum extent that Maryland law in effect from time-to-time permits, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•  any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•  any individual who, while a director or officer of CatchMark and at CatchMark’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The CatchMark Charter also permits CatchMark to indemnify and advance expenses to any person who served a predecessor of CatchMark’s in any of the capacities described above and to

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

(including attorneys’ fees) actually and reasonably incurred.

The PotlatchDeltic Certificate of Incorporation provides that a director of PotlatchDeltic shall not be liable to PotlatchDeltic or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability which, by express provision of the DGCL, cannot be eliminated.

The PotlatchDeltic Certificate of Incorporation provides that PotlatchDeltic shall, to the fullest extent permitted by the DGCL, indemnify any person (the “Indemnitee”) who is or was involved in any manner (including, without limitation, as a party or a witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any action, suit or proceeding brought by or in the right of PotlatchDeltic to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that Indemnitee is or was a director, officer or employee of PotlatchDeltic, or is or was serving another entity in such capacity at the request of PotlatchDeltic, against all expenses and liabilities actually and reasonably incurred by Indemnitee in connection with such Proceeding. This right to indemnification shall be presumed to have been relied upon by Indemnitee and shall be enforceable as a contract right. PotlatchDeltic may enter into contracts to provide individual Indemnitees with specific rights of indemnification to the fullest extent permitted by the DGCL and may create trust funds, grant security interests, obtain letters of credit or use other means to ensure the payment of such amounts as may be necessary to effect the indemnification rights any employee or agent of CatchMark or a predecessor of CatchMark.

The MGCL requires a corporation (unless its charter provides otherwise, which the CatchMark Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•  the director or officer actually received an improper personal benefit in money, property or services; or

•  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

provided by the PotlatchDeltic Certificate of Incorporation or in any such contract. Upon making a request for indemnification, Indemnitee shall be presumed to be entitled to indemnification and PotlatchDeltic shall have the burden of proof to overcome that presumption in reaching any contrary determination. Such indemnification shall include the right to receive payment in advance of any expenses incurred by Indemnitee in connection with any Proceeding, consistent with the provisions of the DGCL.

PotlatchDeltic has entered into agreements with its directors and certain of its officers that will require PotlatchDeltic to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law.

liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•  a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

CatchMark has entered into indemnification agreements with each of its executive officers and directors whereby CatchMark indemnifies such executive officers and directors against all expenses and liabilities and pays or reimburses reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order CatchMark to indemnify such executive officer or director.

Access to Corporate Records	Under the DGCL, any stockholder or an agent thereof may inspect the company’s stock ledger, stockholder lists and other books and records and a subsidiary’s books and records, subject to certain limitations, for a purpose reasonably related to the person’s interest as a stockholder. A complete list of the stockholders entitled to vote at a stockholders’ meeting must be available for stockholder inspection at least ten (10) days before the meeting.

Under the MGCL, any stockholder or holder of a voting trust certificate of a Maryland corporation, on request provided in writing or by electronic means, may inspect and copy during usual business hours the corporation’s bylaws, minutes of proceedings of stockholders, annual statements of affairs, and voting trust agreements.

Under the MGCL, one or more persons that collectively hold at least 5% of outstanding shares of any class or series of stock of a corporation for at least six months may: (i) on request in writing or by electronic transmission, inspect and copy during usual business hours the corporation’s books of account and its stock ledger, (ii) provide to any officer of the corporation, the resident agent of the corporation, or any agent designated by the corporation to maintain corporate documents on the corporation’s behalf, a request in writing or by electronic transmission for a statement of its affairs, and (iii) in the case of any corporation which does not maintain the original or a duplicate stock ledger at its principal office, provide to any officer of the corporation, the resident agent of the corporation, or any agent designated by the corporation to maintain corporate documents on the corporation’s behalf, a request in writing or by electronic transmission for a list of its stockholders. Within

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
twenty (20) days after any such request for information is made, the corporation shall prepare and have available on file at its principal office or make available by electronic transmission: (a) in the case of a request for a statement of affairs, a statement verified under oath by the corporation’s president or treasurer or one of its vice-presidents or assistant treasurers which sets forth in reasonable detail the corporation’s assets and liabilities as of a reasonably current date, and (b) in the case of a request for a list of stockholders, a list verified under oath by one of the corporation’s officers or its stock transfer agent or registrar which sets forth the name and address of each stockholder and the number of shares of each class or series of stock which the stockholder holds.

Stockholder Rights Plan	The DGCL does not include a statutory provision expressly validating stockholder rights plans; however, such plans have generally been upheld by decision of courts applying Delaware law. PotlatchDeltic does not have a stockholder rights plan currently in effect.	The MGCL includes a statutory provision expressly validating stockholder rights plans. CatchMark does not have a stockholder rights plan currently in effect.

Appraisal Rights	Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Court of Chancery of the State of Delaware in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are	Under the MGCL, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the surviving corporation if (i) the corporation consolidates or merges with another corporation; (ii) the stockholder’s stock is to be acquired in a share exchange; (iii) the corporation transfers its assets in a manner requiring stockholder approval; (iv) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the

Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders

available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (i) shares of stock of the surviving corporation, (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash instead of fractional shares or (iv) any combination of clauses (i)-(iii). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Neither the PotlatchDeltic Certificate of Incorporation nor the PotlatchDeltic Bylaws provides for appraisal rights in any additional circumstance other than as required by applicable law.

corporation; (v) the transaction is subject to the business combination with interested stockholder provisions of the MGCL or is exempt from such voting requirements in certain circumstances, or (vi) the transaction is a conversion executed under the provisions of the MGCL.

However, no appraisal rights are available to holders of shares of any class of stock if, among other things, (i) the stock is listed on a national securities exchange; (ii) the stock is that of the successor in a merger, unless: (a) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (b) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; (iii) the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise appraisal rights; or (v) the stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

The CatchMark Charter provides that holders of shares shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the CatchMark Board, upon the affirmative vote of a majority of the CatchMark Board, determines that

	Rights of PotlatchDeltic Stockholders (which will be the rights of CatchMark stockholders following the Company Merger)	Rights of CatchMark Stockholders
such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Forum for Adjudication of Disputes	The PotlatchDeltic Certificate of Incorporation and the PotlatchDeltic Bylaws do not contain any provisions providing a forum for adjudicating disputes.	The CatchMark Charter and the CatchMark Bylaws do not contain any provisions providing a forum for adjudicating disputes.

Preemptive Rights	PotlatchDeltic’s stockholders do not have preemptive rights. Thus, if additional shares of PotlatchDeltic common stock are issued, the current holders of shares of PotlatchDeltic common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Except as may be provided by the CatchMark Board in setting the terms of classified or reclassified shares pursuant to the CatchMark Charter, CatchMark’s stockholders do not have preemptive rights. Thus, if additional shares of CatchMark common stock are issued, the current holders of shares of CatchMark common stock will own a proportionately smaller interest in a larger number of outstanding shares of CatchMark common stock to the extent that they do not participate in the additional issuance.

STOCKHOLDER PROPOSALS

2022 CatchMark Annual Meeting of Stockholders

CatchMark held its 2021 annual meeting of stockholders on June 24, 2021. If the Mergers are completed on the expected timetable, CatchMark does not intend to hold a 2022 annual meeting of its stockholders. However, if the Mergers are not completed, or if CatchMark is otherwise required to do so under applicable law, CatchMark will hold a 2022 annual meeting of stockholders. Under the CatchMark Bylaws, for a stockholder proposal (including, but not limited to, nominations of candidates for director) to be properly submitted for presentation at the next annual meeting of stockholders, CatchMark’s secretary must have received written notice of the proposal at its principal executive offices no earlier than the one hundred fiftieth (150th) day and no later than 5:00 p.m. Atlanta, GA, Time, on the one hundred twentieth (120th) day prior to the first anniversary of the date of the proxy statement (as such term is defined in the CatchMark Bylaws) for the preceding year’s annual meeting (or, for the 2022 annual meeting of stockholders, between November 24, 2021 and 5:00 p.m., Atlanta, GA, Time, on December 24, 2021). However, if the date of the 2022 annual meeting of stockholders is advanced or delayed by more than thirty (30) days from June 24, 2022, the proposal by the stockholder to be timely must be so delivered not earlier than the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than 5:00 p.m., Atlanta, GA, Time, on the later of the one hundred twentieth (120th) day prior to the date of such annual meeting, as originally convened, or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice as described above.

Under SEC regulations, any stockholder desiring to make a proposal to be considered for inclusion in CatchMark’s proxy statement for the next annual meeting of stockholders pursuant to Rule 14a-8 promulgated under the Exchange Act must have caused such proposal to be received at CatchMark’s principal executive offices no later than December 24, 2021, unless the date of the 2022 annual meeting of stockholders is more than thirty (30) days before or after June 24, 2022, in which case the proposal must be received in a reasonable time before CatchMark begins to print and send its proxy materials. If the proposal is not received during this period, such proposal will be deemed “untimely” for purposes of Rule 14a-4(c) under the Exchange Act, and, therefore, the proxies will have the right to exercise discretionary voting authority with respect to such proposal. Any such proposal must be submitted in writing to the Secretary of CatchMark Timber Trust, Inc. at 5 Concourse Parkway, Suite 2650, Atlanta, GA 30328.

LEGAL MATTERS

The validity of the shares of PotlatchDeltic common stock to be issued in the Mergers will be passed upon by Perkins Coie LLP. It is a condition to the Mergers that PotlatchDeltic and CatchMark receive opinions from Skadden, Arps, Slate, Meagher & Flom LLP and King & Spalding LLP, respectively, concerning the United States federal income tax consequences of the Mergers.

EXPERTS

PotlatchDeltic

The consolidated financial statements of PotlatchDeltic Corporation as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

CatchMark

The consolidated financial statements of CatchMark incorporated in this proxy statement/prospectus by reference from CatchMark’s Annual Report on Form 10-K for the year ended December 31, 2021, and the effectiveness of CatchMark’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of TexMark Timber Treasury, L.P. and subsidiaries as of and for the years ended December 31, 2020 and 2019, incorporated in this proxy statement/prospectus from CatchMark’s Annual Report on Form 10-K for the year ended December 31, 2021, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

Certain banks, brokers, broker-dealers and other similar organizations acting as nominee record holders may be participating in the practice of “householding” proxy materials. This means that only one copy of this proxy statement/prospectus may have been sent to multiple CatchMark stockholders in your household. If you would prefer to receive separate copies of this proxy statement/prospectus for other CatchMark stockholders in your household, please contact your bank, broker, broker-dealer or other similar organization serving as your nominee.

Upon request to CatchMark Timber Trust, Inc., c/o Computershare Inc., Computershare Fund Services, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or via telephone at 866-963-6135, CatchMark will promptly provide separate copies of this proxy statement/prospectus. CatchMark stockholders sharing an address who are receiving multiple copies of this proxy statement/prospectus and who wish to receive a single copy of these materials in the future will need to contact their bank, broker, broker-dealer or other similar organization serving as their nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

Both PotlatchDeltic and CatchMark file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including PotlatchDeltic and CatchMark, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult PotlatchDeltic’s or CatchMark’s website for more information about PotlatchDeltic or CatchMark, as applicable. PotlatchDeltic’s website is www.potlatchdeltic.com. CatchMark’s website is www.catchmark.com. The information contained on the websites of PotlatchDeltic, CatchMark and the SEC (except for the filings described below) is not incorporated by reference into this proxy statement/prospectus.

PotlatchDeltic has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the PotlatchDeltic common stock to be issued to CatchMark stockholders and holders of Partnership OP Units in connection with the Mergers. The registration statement, including the attached exhibits and schedules, contains additional relevant information about PotlatchDeltic common stock. The rules and regulations of the SEC allow PotlatchDeltic and CatchMark to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows PotlatchDeltic and CatchMark to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that PotlatchDeltic has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about PotlatchDeltic, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021;

•	Proxy Statement on Schedule 14A filed March 29, 2022;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022;

•	Current Reports on Form 8-K filed February 14, 2022, March 2, 2022, March 7, 2022, March 17, 2022, May 4, 2022, May 31, 2022, and June 6, 2022; and

•

The description of PotlatchDeltic common stock filed as Exhibit 4(a) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, including any amendment or report filed for purposes of updating such description.

This proxy statement/prospectus also incorporates by reference the documents listed below that CatchMark has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about CatchMark, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021;

•	Proxy Statement on Schedule 14A filed April 15, 2022;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022; and

•	Current Report on Form 8-K filed May 31, 2022.

In addition, any future filings made by PotlatchDeltic or CatchMark with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this proxy statement/prospectus and prior to the date of the CatchMark special meeting are incorporated by reference into this proxy statement/prospectus. These documents are considered to be a part of this proxy statement/prospectus, effective as of the date these documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above. You can also obtain any document incorporated by reference into this proxy statement/prospectus (excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus) from PotlatchDeltic or CatchMark, as applicable, by requesting them in writing or by telephone from the appropriate party at the following address and telephone numbers:

PotlatchDeltic Corporation 601 West First Avenue Suite 1600 Spokane, Washington 99201 Attention: General Counsel Telephone: (509) 835-1500 www.potlatchdeltic.com	CatchMark Timber Trust, Inc. 5 Concourse Parkway Suite 2650 Atlanta, Georgia 30328 Attention: Investor Relations Telephone: (855) 858-9794 www.catchmark.com

In order for you to receive timely delivery of any of these documents in advance of the CatchMark special meeting, you must request the documents no later than five (5) business days prior to the date of the special meeting (i.e., by September 6, 2022). If you request any documents from PotlatchDeltic or CatchMark, PotlatchDeltic or CatchMark will mail them to you by first class mail, or another equally prompt means, within one (1) business day after PotlatchDeltic or CatchMark receives your request.

This proxy statement/prospectus is a prospectus of PotlatchDeltic and is a proxy statement of CatchMark for the CatchMark special meeting. PotlatchDeltic and CatchMark have not authorized anyone to provide you with any information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. PotlatchDeltic and CatchMark take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated August 10, 2022. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to CatchMark stockholders, nor the issuance by PotlatchDeltic of shares of common stock in connection with the Company Merger will create any implication to the contrary.

INDEX TO UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

On May 29, 2022, PotlatchDeltic and Merger Sub entered into the merger agreement. Pursuant to the merger agreement, the combination of PotlatchDeltic and CatchMark will be accomplished through a series of transactions. CatchMark will undergo the Company Merger with Merger Sub surviving the Company Merger. Immediately following the Company Merger, the Partnership will undergo the Partnership Merger, with Merger Sub surviving the Partnership Merger. At the effective time of the Mergers, each issued and outstanding share of CatchMark common stock and each Partnership OP Unit, other than those shares or Partnership OP Units held by CatchMark, the Partnership, PotlatchDeltic, Merger Sub or any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.230 shares of PotlatchDeltic common stock, plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock. The exchange ratio described above is fixed and will not be adjusted to reflect stock price changes prior to closing.

Immediately prior to the Company Merger effective time, any and all outstanding unvested CatchMark equity awards will be deemed fully vested (at maximum performance to the extent applicable) and will be eligible to convert into the Merger Consideration. Immediately prior to the Partnership Merger effective time, (i) each issued and outstanding unvested Partnership LTIP Unit will automatically become fully vested (at maximum performance, to the extent applicable) in accordance with the terms of the CatchMark equity incentive plans and the award agreement or other document evidencing such Partnership LTIP Units and (ii) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger effective time will automatically be converted into one Partnership OP Unit, pursuant to the Partnership Agreement, and will be converted into the right to receive the Merger Consideration plus the right to receive cash in lieu of fractional shares, at the Partnership Merger effective time.

Additionally, PotlatchDeltic intends to refinance $277.5 million of CatchMark’s $300.0 million outstanding long-term debt and repay the remaining $22.5 million upon closing of the Mergers. PotlatchDeltic also intends to use $277.5 million of its existing forward-starting interest rate swaps to reduce cash interest on the new debt. PotlatchDeltic refers to these transactions collectively as the “Refinancing”. See Note 4(CC) to Unaudited Pro Forma Condensed Combined Financial Information for more information relating to the Refinancing.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of PotlatchDeltic and CatchMark adjusted to give effect to the Mergers and Refinancing summarized above. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022, combines the historical balance sheet of PotlatchDeltic and the historical balance sheet of CatchMark on a pro forma basis as if the Mergers and Refinancing had been consummated on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the six months ended June 30, 2022, combine the historical statements of operations of PotlatchDeltic and CatchMark for such periods on a pro forma basis as if the Mergers and Refinancing, summarized above, had been consummated on January 1, 2021, the beginning of the earliest period presented.

As substantially all the fair value of the assets of CatchMark is expected to be recorded in the timber and timberlands asset group, the Mergers are expected to be accounted for as an asset acquisition with PotlatchDeltic as the accounting acquirer in accordance with GAAP. Under the asset acquisition method of accounting, the assets of CatchMark as of the effective date of the Mergers will be measured by PotlatchDeltic following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the net assets acquired. The process of valuing the net assets of CatchMark, as well as evaluating accounting policies for conformity, is preliminary in nature and subject to change. The actual value of the shares of PotlatchDeltic common stock to be issued in exchange for shares of CatchMark common stock and Partnership OP Units in connection with the Mergers will depend on the market price of shares of PotlatchDeltic common stock on the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of PotlatchDeltic common stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information also reflects adjustments to certain financial statement line items included in CatchMark’s historical presentation to align with the corresponding financial statement line items included in PotlatchDeltic’s historical presentation. These reclassifications had no impact on the net income, total assets, liabilities or stockholders’ equity reported by PotlatchDeltic or CatchMark.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and accompanying notes of PotlatchDeltic and CatchMark in their annual reports on Form 10-K for the year ended December 31, 2021 and quarterly reports on Form 10-Q for the quarter ended June 30, 2022 incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. It contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties, and does not reflect what the Combined Company’s financial position or results of operations would have been had the Mergers and Refinancing been consummated as of the dates assumed for purposes of the unaudited pro forma condensed combined financial information, nor does it reflect the financial position or results of operations of the Combined Company following the Mergers and Refinancing. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information.

Additionally, the unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from expected synergies or different asset management strategies that may be derived from any integration activities. Further, the unaudited pro forma condensed combined financial information does not reflect the effect of any subsequent events that may impact the purchase accounting when the Mergers and Refinancing are consummated.

UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2022

(in millions, except per share data)

	Historical
	PotlatchDeltic	CatchMark (As adjusted) (Note 2)	Combined (As adjusted)	Transaction Accounting Adjustments (Note 4)		Notes	Total Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$511.2	$33.7	$544.9	$(41.2 (23.6	) )	A F	$480.1
Customer receivables, net	44.0	2.2	46.2	—			46.2
Inventories, net	64.2	—	64.2	—			64.2
Other current assets	31.8	2.6	34.4	—			34.4

Total current assets	651.2	38.5	689.7	(64.8)			624.9
Property and equipment, net	314.8	0.4	315.2	—			315.2
Investment in real estate held for development and sale	60.1	—	60.1	—			60.1
Timber and timberlands, net	1,704.3	453.2	2,157.5	369.1		B	2,526.6
Intangible asset, net	15.1	—	15.1	2.9		C	18.0
Other long-term assets	126.4	23.3	149.7	(4.7)		D	145.0

Total assets	2,871.9	515.4	3,387.3	302.5			3,689.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	110.2	11.1	121.3	(4.2)		E	117.1
Current portion of long-term debt	40.0	—	40.0	—			40.0
Current portion of pension and other postretirement employee benefits	5.0	—	5.0	—			5.0

Total current liabilities	155.2	11.1	166.3	(4.2)			162.1
Long-term debt	715.7	298.5	1,014.2	(22.1)		F	992.1
Pension and other postretirement employee benefits	91.7	—	91.7	—			91.7
Deferred tax liabilities, net	40.7	—	40.7	—			40.7
Other long-term obligations	25.0	2.6	27.6	—			27.6

Total liabilities	1,028.3	312.2	1,340.5	(26.3)			1,314.2
Commitments and contingencies:
Stockholders’ equity:
Preferred shares, authorized 4.0 shares, no shares issued	—	—	—	—			—
Common stock $1 par value, authorized 100.0 shares, issued and outstanding 69.3 shares	69.3	—	69.3	11.3		G	80.6
Class A common stock $0.01 par value, 900.0 shares authorized, 49.2 shares issued and outstanding	—	0.5	0.5	(0.5)		G	—
Additional paid-in capital	1,785.4	731.3	2,516.7	(169.4)		G	2,347.3
Accumulated deficit	(62.1)	(546.1)	(608.2)	504.9		G	(103.3)
Accumulated other comprehensive income	51.0	15.3	66.3	(15.3)		G	51.0
Noncontrolling interest	—	2.2	2.2	(2.2)		G	—

Total stockholders’ equity	1,843.6	203.2	2,046.8	328.8			2,375.6

Total liabilities and stockholders’ equity	$2,871.9	$515.4	$3,387.3	$302.5			$3,689.8

UNAUDITED POTLATCDELTIC PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six months ended June 30, 2022

(in millions, except per share data)

	Historical
	PotlatchDeltic	CatchMark (As adjusted) (Note 2)	Combined (As adjusted)	Transaction Accounting Adjustments (Note 4)	Notes	Pro Forma Combined Company
Revenues	$770.9	$51.5	$822.4	$—		$822.4
Costs and expenses:
Cost of goods sold	371.2	36.8	408.0	9.2	AA	417.2
Selling, general and administrative expenses	36.7	11.6	48.3	—		48.3
Gain on fire damage	(9.6)	—	(9.6)	—		(9.6)

	398.3	48.4	446.7	9.2		455.9

Operating income	372.6	3.1	375.7	(9.2)		366.5

Interest expense, net	(10.3)	(5.2)	(15.5)	(0.4)	CC	(15.9)
Pension settlement charge	(14.2)	—	(14.2)	—		(14.2)
Non-operating pension and other postretirement employee benefits costs	(3.7)	—	(3.7)	—		(3.7)
Income from unconsolidated joint ventures	—	0.7	0.7	—		0.7

Income (loss) before income taxes	344.4	(1.4)	343.0	(9.6)		333.4
Income taxes	(60.3)	—	(60.3)	—		(60.3)

Net income (loss) before noncontrolling interests	284.1	(1.4)	282.7	(9.6)		273.1
Net income (loss) attributable to noncontrolling interest	—	—	—	—		—

Net income (loss) attributable to common stockholders	$284.1	$(1.4)	$282.7	$(9.6)		$273.1

Net income (loss) per common share
Basic	$4.09	$(0.03)				$3.37
Diluted	$4.07	$(0.03)				$3.36
Weighted average shares outstanding
Basic	69.5	48.5				81.0
Diluted	69.7	48.5				81.2

UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2021

(in millions, except per share data)

	Historical
	PotlatchDeltic	CatchMark (As adjusted) (Note 2)	Combined (As adjusted)	Transaction Accounting Adjustments (Note 4)	Notes	Pro Forma Combined Company
Revenues	$1,337.4	$109.7	$1,447.1	$—		$1,447.1
Costs and expenses:
Cost of goods sold	715.8	83.7	799.5	15.9	AA	815.4
Selling, general and administrative expenses	73.4	13.4	86.8	40.4	BB	127.2
Gain on sale of Bandon property	—	(23.5)	(23.5)	—		(23.5)
Gain on fire damage	(3.3)	—	(3.3)	—		(3.3)

	785.9	73.6	859.5	56.3		915.8

Operating income	551.5	36.1	587.6	(56.3)		531.3

Interest expense, net	(29.3)	(12.7)	(42.0)	(1.2)	CC	(43.2)
Non-operating pension and other postretirement employee benefits costs	(13.2)	—	(13.2)	—		(13.2)
Income from unconsolidated joint ventures	—	0.7	0.7	—		0.7
Gain on sale of unconsolidated joint venture interests	—	35.0	35.0	—		35.0

Income before income taxes	509.0	59.1	568.1	(57.5)		510.6
Income taxes	(85.1)	(0.7)	(85.8)	—		(85.8)

Net income before noncontrolling interests	423.9	58.4	482.3	(57.5)		424.8
Net income attributable to noncontrolling interest	—	0.1	0.1	(0.1)	DD	—

Net income attributable to common stockholders	$423.9	$58.3	$482.2	$(57.4)		$424.8

Net income per common share
Basic	$6.29	$1.20				$5.38
Diluted	$6.26	$1.20				$5.36
Weighted average shares outstanding
Basic	67.4	48.4				78.9
Diluted	67.7	48.5				79.3

NOTES TO UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

As described above, the Mergers will be accounted for as an asset acquisition in accordance with GAAP. Under the asset acquisition method of accounting, the assets of CatchMark as of the effective date of the Mergers will be measured by PotlatchDeltic following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the net assets acquired.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022, assumes that the Mergers and Refinancing occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 give pro forma effect to the Mergers and Refinancing as if completed on January 1, 2021.

2.	Accounting Policies

Based on an initial analysis of CatchMark’s accounting policies, PotlatchDeltic did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align CatchMark’s financial statement presentation with PotlatchDeltic’s presentation. These reclassifications had no impact on the net income, total assets, liabilities or stockholders’ equity reported by PotlatchDeltic or CatchMark. The effect of these reclassifications are as follows:

Reclassification Adjustments to the UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2022 (in millions)

PotlatchDeltic Presentation	Historical CatchMark Presentation		Reclassification Adjustments	Notes	CatchMark Historical (As adjusted)
ASSETS
Current assets:
Cash and cash equivalents	Cash and cash equivalents	$33.7	$—		$33.7
Customer receivables, net	Accounts receivable	3.9	(1.7)	(1)	2.2
Inventories, net		—	—		—
Other current assets	Prepaid expenses and other assets	18.2	(0.4)	(2)	2.6
			(4.8)	(1)
			1.7	(1)
			(12.1)	(3)
	Operating lease right of use asset	2.4	(2.4)	(4)	—
	Deferred financing costs	2.3	(2.3)	(4)	—
	Investment in unconsolidated joint venture	1.7	(1.7)	(4)	—

Total current assets		62.2	(23.7)		38.5
Property, plant and equipment, net		—	0.4	(2)	0.4
Investment in real estate held for development and sale		—	—		—
Timber and timberlands, net	Timber and timberlands, net	453.2	—		453.2
Intangible assets, net		—	—		—
Other long-term assets		—	23.3	(1), (3), (4)	23.3

Total assets		$515.4	$—		$515.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	Accounts payable and accrued expenses	$7.1	$4.0	(5)	$11.1
	Operating lease liability	2.6	(2.6)	(6)	—
	Other liabilities	4.0	(4.0)	(5)	—
Current portion of long-term debt		—	—		—
Current portion of pension and other postretirement employee benefits		—	—		—

Total current liabilities		13.7	(2.6)		11.1
Long-term debt		298.5	—		298.5
Pension and other postretirement employee benefits		—	—		—
Deferred tax liabilities, net		—	—		—
Other long-term obligations		—	2.6	(6)	2.6

Total liabilities		312.2	—		312.2
Commitments and contingencies
Stockholders’ equity:
Common stock	Common stock	0.5	—		0.5
Additional paid-in capital	Additional paid-in capital	731.3	—		731.3
Accumulated deficit	Accumulated deficit and distributions	(546.1)	—		(546.1)
Accumulated other comprehensive income	Accumulated comprehensive income	15.3	—		15.3

Total stockholders’ equity	Total stockholders’ equity	201.0	—		201.0
	Noncontrolling interest	2.2	—		2.2

	Total equity	203.2	—		203.2

Total liabilities and stockholders’ equity	Total liabilities and equity	$515.4	$—		$515.4

(1)	Adjustment to reclassify CatchMark’s patronage receivable from its primary lender and other receivables between current and long-term assets.
(2)	Adjustment to reclassify CatchMark’s fixed assets included in prepaid and other assets to property, plant and equipment.
(3)	Adjustment to reclassify CatchMark’s interest rate swap to other long-term assets.
(4)	Adjustment to reclassify CatchMark’s operating lease right of use asset, deferred financing costs, and investment in unconsolidated joint venture, respectively to other long-term assets.
(5)	Adjustment to reclassify CatchMark’s deferred hunting lease revenue to accounts payable and accrued liabilities.
(6)	Adjustment to reclassify CatchMark’s operating lease liability to other long-term obligations.

Reclassification Adjustments to the UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six months ended June 30, 2022 (in millions)

PotlatchDeltic Presentation	Historical CatchMark Presentation		Reclassifications Adjustments	Notes	CatchMark Historical (As adjusted)
Revenues		$—	$51.5	(1)	$51.5
	Timber sales	32.4	(32.4)	(1)	—
	Timberland sales	14.9	(14.9)	(1)	—
	Asset management fees	2.3	(2.3)	(1)	—
	Other Revenues	1.9	(1.9)	(1)	—

		51.5	—		51.5
Costs and expenses:
Cost of goods sold		—	36.8	(2)	36.8
	Contract logging and hauling costs	12.6	(12.6)	(2)	—
	Depletion	7.4	(7.4)	(2)	—
	Cost of timberland sales	10.8	(10.8)	(2)	—
	Forestry management expenses	3.1	(3.1)	(2)	—
	General and administrative expenses	11.6	(11.6)	(2)	—
	Land rent expense	0.2	(0.2)	(2)	—
	Other operating expenses	2.7	(2.7)	(2)	—
Selling, general and administrative expenses		—	11.6	(3)	11.6
Gain on fire damage		—	—		—

		48.4	—		48.4
Operating income					3.1
Interest expense, net	Interest expense	(5.2)	—		(5.2)
Pension settlement charge		—	—		—
Non-operating pension and other postretirement employee benefit costs		—	—		—
	Income from unconsolidated joint venture	0.7	—		0.7

Loss before income taxes		(1.4)	—		(1.4)
Income taxes		—			—

Net loss		(1.4)	—		(1.4)
	Net loss attributable to noncontrolling interest	—	—		—

	Net loss attributable to common stockholders	$(1.4)	$—		$(1.4)

(1)	Adjustment to reclassify CatchMark’s individually presented revenue line items into a combined revenue line as presented by PotlatchDeltic.
(2)	Adjustments to reclassify CatchMark’s individually presented cost of sales line items into a combined cost of sales line as presented by PotlatchDeltic.
(3)	Adjustment to reclassify general and administrative expenses to selling, general and administrative expenses line as presented by PotlatchDeltic.

Reclassification Adjustments to the UNAUDITED POTLATCHDELTIC PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2021 (in millions)

PotlatchDeltic Presentation	Historical CatchMark Presentation		Reclassification Adjustments	Notes	CatchMark Historical (As adjusted)
Revenues		$—	$102.2	(1)	$109.7
			7.5	(2)
	Timber sales	72.5	(72.5)	(1)	—
	Timberland sales	14.1	(14.1)	(1)	—
	Asset management fees	11.5	(11.5)	(1)	—
	Other revenues	4.1	(4.1)	(1)	—

		102.2	7.5		109.7
Costs and expenses:
Cost of goods sold		—	76.9	(3)	83.7
			6.8	(2)	—
	Contract logging and hauling costs	30.2	(30.2)	(3)	—
	Depletion	23.7	(23.7)	(3)	—
	Cost of timberland sales	9.7	(9.7)	(3)	—
	Forestry management expenses	7.0	(7.0)	(3)	—
	General and administrative expenses	13.4	(13.4)	(4)	—
	Land rent expense	0.3	(0.3)	(3)	—
	Other operating expenses	6.0	(6.0)	(3)	—
Selling, general and administrative expenses		—	13.4	(4)	13.4
Gain on sale of Bandon property		—	(23.5)	(2)	(23.5)
Net gain on fire damage		—	—		—

		90.3	(16.7)		73.6
Operating income					36.1
Interest expense, net	Interest expense	(12.7)	—		(12.7)
	Gain on large dispositions	24.2	(24.2)	(2)	—
Pension settlement charge		—	—		—
Non-operating pension and other postretirement employee benefit costs		—	—		—
	Income from unconsolidated joint venture	0.7	—		0.7
	Gain on sale of unconsolidated joint venture	35.0	—		35.0

Income before income taxes		59.1	—		59.1
Income taxes		(0.7)	—		(0.7)

Net income		58.4	—		58.4
	Net income attributable to noncontrolling interest	0.1	—		0.1

	Net income attributable to common stockholders	$58.3	$—		$58.3

(1)	Adjustment to reclassify CatchMark’s individually presented revenue line items into a combined revenue line as presented by PotlatchDeltic.
(2)

Adjustment to reclassify CatchMark’s $24.2 million gain on large dispositions into operating income. Of this amount, $7.5 million of proceeds from land sales and $6.8 million of timberland basis ($0.7 million on a net basis) was reclassified to revenue and costs of sales, respectively. The remaining $23.5 million of gain on land sales was reclassified to the gain on sale of Bandon property line.

(3)	Adjustments to reclassify CatchMark’s individually presented cost of sales line items into a combined cost of sales line as presented by PotlatchDeltic.
(4)	Adjustment to reclassify general and administrative expenses to selling, general and administrative expenses line as presented by PotlatchDeltic.

3.	Preliminary Purchase Price Allocation

Calculation of Estimated Preliminary Purchase Price

The preliminary estimated purchase price reflects the market value of PotlatchDeltic’s common stock to be issued in connection with the Mergers. For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined primarily based on the $49.69 per share closing price of PotlatchDeltic’s common shares on August 1, 2022. Additionally, the preliminary estimated purchase price includes additional consideration related to the accelerated vesting of CatchMark unvested equity awards, including time-based and performance-based restricted stock awards and time-based and performance based LTIP unit awards and estimated transaction costs directly associated with the acquisition.

The actual value of the shares of PotlatchDeltic common stock to be issued in exchange for shares of CatchMark common stock and Partnership OP Units in connection to the Mergers will depend on the market price of shares of PotlatchDeltic common stock at the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of PotlatchDeltic common stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial information. Any change in the purchase price will impact the allocation on a relative fair value basis to the net assets acquired, primarily as an adjustment to timber and timberlands. A 10% change in PotlatchDeltic’s stock price, from the price on August 1, 2022 would change the purchase price by approximately $55.7 million.

Based on the closing price of PotlatchDeltic common stock of $56.02 on May 27, 2022, the last trading day before public announcement of the proposed transaction, the exchange ratio represented approximately $12.88 in PotlatchDeltic common stock for each share of CatchMark common stock and Partnership OP Unit. This valuation resulted in an implied value of CatchMark’s timber and timberlands of approximately $2,600 per acre. During its due diligence process PotlatchDeltic completed a discounted cash flow model, which included key inputs such as estimated stumpage prices in CatchMark’s wood baskets and a long-term harvest schedule based on CatchMark’s detailed timber inventory, that supported the above timber and timberland implied valuation. The range of potential value of CatchMark’s timberlands is approximately $2,200—$2,600 per acre based on bids submitted by other third parties as part of CatchMark’s competitive bidding process. Subsequent to the announcement of the proposed transaction, PotlatchDeltic’s stock price declined, which PotlatchDeltic believes is primarily attributable to overall macroeconomic conditions, resulting in a reduction in the total purchase price. The value of CatchMark’s timberlands reflected below is within the range of potential value indicated by the recent bids for CatchMark’s timberlands.

The following table summarizes the estimated purchase price for accounting purposes (in millions, except per share amounts):

Amount
Total CatchMark shares and Partnership OP units outstanding to be converted	48.7
Exchange ratio	0.23

PotlatchDeltic stock issued as merger consideration	11.2
PotlatchDeltic stock price as of August 1, 2022	$49.69

Value of PotlatchDeltic stock issued as merger consideration	$556.6
Estimated fair value of share-based awards allocated to pre-combination period (1)	$5.6

Total value of equity consideration	$562.2
Estimated transaction costs, net of issuance costs	$9.2

Total Purchase Price	$571.4

(1)	Represents the estimated fair value of CatchMark unvested share-based awards which will become fully vested upon closing of the Mergers and are allocated to the pre-combination period.

Preliminary Purchase Price Allocation

Under the asset acquisition method of accounting identifiable assets acquired and liabilities assumed of CatchMark are allocated and recorded by PotlatchDeltic on a relative fair value basis to the net assets acquired on the acquisition date. The pro forma adjustments are preliminary and based on estimates of the fair value assets acquired and liabilities assumed as of June 30, 2022 and have been prepared to illustrate the estimated effect of the Mergers.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, PotlatchDeltic applied the accounting guidance for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, which, in this case, will be the date the Mergers are consummated. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many fair value measurements can be highly subjective, and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

The determination of the purchase price allocation upon the closing of the Mergers will depend on a number of factors, which cannot be predicted with any certainty at this time. The final cost allocation and underlying valuations may change materially based on the receipt of more detailed information; therefore, the actual allocations will likely differ from the pro forma adjustments presented. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below. The following table presents the preliminary purchase price allocation for CatchMark as of June 30, 2022 (in millions):

Amount
Cash and cash equivalents	$33.7
Other current assets	4.8
Property, plant and equipment	0.4
Intangible assets	2.9
Timber and timberlands	822.3
Other long-term assets	21.0

Total assets acquired	885.1

Debt	300.0
Accounts payable and accrued liabilities	11.1
Other liabilities	2.6

Total liabilities assumed	313.7

Net assets acquired	$571.4

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Mergers and Refinancing has been prepared for informational purposes only.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

(A)	Cash and cash equivalents – For pro forma purposes we have estimated that the Combined Company will incur approximately $44.0 million of non-recurring costs directly attributable to the Mergers,

including investment banking fees, legal fees, accounting and appraisal fees, costs related to severance and tax gross-up payments to CatchMark executive officers and employees and other costs related to filing this proxy statement/prospectus for the Mergers of which $2.8 million has been paid through June 30, 2022. Transaction costs for PotlatchDeltic directly associated with the Mergers have been capitalized and included in the total purchase price. This adjustment reflects the impact to the June 30, 2022 unaudited pro forma condensed combined balance sheet of estimated remaining non-recurring transaction and other costs directly attributable to the Mergers. The following table details the adjustments to the pro forma balance sheet for these non-recurring costs (in millions):

	Merger Related Costs (1)	Capitalized Transaction Costs (2)	Post- Combination Expense	Total
Transaction costs paid in cash	$14.7	$7.8	$—	$22.5
Cash payments to CatchMark executive officers and employees (3)	—	—	18.7	18.7

Total cash payments	$14.7	$7.8	$18.7	$41.2

(1)

CatchMark expects to pay remaining transaction related costs of approximately $14.7 million, of which approximately $3.3 million has been accrued at June 30, 2022. These costs include investment banking fees, legal fees, accounting fees and other costs related to filing the proxy statement/prospectus for the Mergers. This adjustment is reflected as a reduction in cash and cash equivalents acquired by PotlatchDeltic from CatchMark.

(2)

PotlatchDeltic expects to pay remaining transaction related costs of approximately $7.8 million, of which $0.8 million has been accrued at June 30, 2022. These costs include investment banking fees, legal fees, accounting and appraisal fees, and other costs related to filing the proxy statement/prospectus for the Mergers. PotlatchDeltic expects that of this total approximately $7.7 million will be capitalized and included in the total purchase price and approximately $0.1 million will be capitalized as equity-issuance costs.

(3)

These estimated costs include retention and qualifying severance of $8.5 million for terminations related to executive officers and employees directly attributable to the consummation of the Mergers. These estimates also include $9.4 million of tax gross-up payments to holders of Partnership OP Units, with the final tax gross-up payments based on the share price of PotlatchDeltic common stock at the closing date of the Mergers, but not to exceed $11.0 million, and approximately $0.8 million in payments for dividend equivalent rights due for all accelerated shares that vest at closing.

(B)	Timber and timberlands, net – Represents the estimated fair market value adjustment using the income, cost and market approaches.

(C)	Intangible assets, net – Represents the estimated fair market value adjustment of a customer relationship intangible using the income approach.

(D)

Other long-term assets – Represents the elimination of approximately $2.3 million of CatchMark’s historical deferred financing cost asset related to cancelling its amended credit facility and the reclassification of $2.4 million of capitalized transaction costs reflected in the total purchase price to net assets acquired, primarily timber and timberlands.

(E)	Accounts payable and accrued liabilities – Represents the payment of accrued transaction costs.

(F)

Long-term debt, net – The fair value of CatchMark’s long-term debt at June 30, 2022 was $300.0 million. This also reflects the elimination of CatchMark’s historical deferred financing cost liability of $1.5 million. On the closing date of the Mergers, PotlatchDeltic intends to repay $22.5 million and refinance the remaining $277.5 million of CatchMark’s long-term debt. PotlatchDeltic also intends to use $277.5 million of its existing forward-starting interest rate swaps to fix the interest rate on the new debt. For pro forma purposes, PotlatchDeltic estimates arrangement and upfront fees aggregating approximately $1.1 million for the refinancing of CatchMark long-term debt, which will be paid from cash on hand.

(G)	Stockholders’ equity – The pro forma adjustments to stockholders’ equity are as follows (in millions):

	Common Stock	APIC	Accumulated Deficit	Class A Common Stock	Accumulated other comprehensive income	Noncontrolling Interest
Consideration transferred	$11.3	$550.9	$—	$—	$—	$—
Elimination of historical equity	—	(731.3)	546.1	(0.5)	(15.3)	(2.2)
Share based compensation	—	11.1	(11.1)	—	—	—
Transaction expenses	—	—	(11.4)	—	—	—
Equity issuance cost	—	(0.1)	—	—	—	—
Cash payments to CatchMark executive officers and employees	—	—	(18.7)	—	—	—

Total	$11.3	$(169.4)	$504.9	$(0.5)	$(15.3)	$(2.2)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

(AA)

Cost of goods sold – The adjustments reflect higher combined depletion expense of $9.1 million and $15.7 million for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively, as a result of the estimated fair value adjustment recorded to CatchMark’s acquired timber and $0.1 million and $0.2 million for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively, to reflect the amortization expense for the acquired customer relationship intangible. PotlatchDeltic calculates timber depletion in a southern depletion pool. CatchMark’s timber and timberlands will be included in PotlatchDeltic’s southern depletion pool, resulting in an increase to PotlatchDeltic’s southern depletion rates and CatchMark’s depletion rates. The adjusted depletion rate was applied to historical units of production for both the six months ended June 30, 2022 and the year ended December 31, 2021 to estimate pro forma depletion expense.

(BB)	Selling, general and administrative – The pro forma adjustments to selling, general and administrative for the year ended December 31, 2021 are as follows (in millions):

Severance & retention expense	$8.5
Share-based compensation (1)	11.1
Non-capitalizable transaction costs	11.4
Partnership OP Units’ tax gross-up	9.4

Total	$40.4

(1)	Share-based compensation for the acceleration of CatchMark equity awards in connection with the Mergers

(CC)

Interest expense, net – On the closing date of the Mergers, PotlatchDeltic intends to repay $22.5 million and refinance the remaining $277.5 million of CatchMark’s long-term debt with variable long-term debt and a new fixed interest rate swap at a combined interest rate of approximately 4.0%. PotlatchDeltic also intends to dedesignate and restructure $277.5 million of its existing forward-starting interest rate swaps to reduce cash interest on the new debt at a weighted average cost of approximately 2.3% over the term of the debt. The fair value of the forward-starting interest rate swaps at the date of dedesignation will be amortized in later periods over the original term of the forward-starting interest rate swaps to reduce interest expense in the statement of operations. The pro forma adjustments to interest expense, net are as follows (in millions):

	Six months ended June 30, 2022	Year ended December 31, 2021
Reversal of historical interest expense, including patronage	$(5.3)	$(10.2)
New interest expense for Refinancing	5.6	11.2
Refinancing financing costs amortization	0.1	0.2

Total	$0.4	$1.2

If the Refinancing interest rate increases or decreases by 12.5 basis points, the impact on net income would be $0.2 million for the six months ended June 30, 2022 and $0.4 million for the year ended December 31, 2021.

(DD)	Net income attributable to noncontrolling interest – This adjustment reflects the elimination of income attributable to the non-controlling interest for the year ended December 31, 2021.

5.	Earnings per Share

Represents the net income per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Mergers, assuming the shares were outstanding since January 1, 2021. As the Mergers are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Mergers have been outstanding for the entire periods presented (in millions, except per share data):

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Numerator:
Pro forma net income attributable to stockholders	$273.1	$424.8
Denominator:
Basic weighted average shares outstanding	81.0	78.9
Denominator Adjustments - Diluted EPS
PotlatchDeltic effect of potentially dilutive securities	0.2	0.4

Diluted weighted average shares outstanding	81.2	79.3

Pro forma income per share:
Basic	$3.37	$5.38
Diluted	$3.36	$5.36

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

POTLATCHDELTIC CORPORATION,

HORIZON MERGER SUB 2022, LLC,

CATCHMARK TIMBER TRUST, INC.,

and

CATCHMARK TIMBER OPERATING PARTNERSHIP, L.P.

Dated as of May 29, 2022

A-i

A-ii

Exhibit	A Form of Company Counsel Tax Opinion
Exhibit	B Form of Company Counsel Section 368 Opinion
Exhibit	C Form of Parent Counsel Tax Opinion
Exhibit	D Form of Parent Counsel Section 368 Opinion

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2022 (this “Agreement”), is entered into by and among PotlatchDeltic Corporation, a Delaware corporation (“Parent”), Horizon Merger Sub 2022, LLC, a Delaware limited liability company (“Merger Sub” and, together with Parent, the “Parent Parties”), CatchMark Timber Trust, Inc., a Maryland corporation (the “Company”), and CatchMark Timber Operating Partnership, L.P., a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Merger Sub, the Partnership and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that at the Company Merger Effective Time, the Company and Merger Sub shall merge pursuant to the Company Merger, in which each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Common Shares”) issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, it is further proposed that at the Partnership Merger Effective Time, Merger Sub and the Partnership shall merge pursuant to the Partnership Merger, in which each of the Common Units of the Partnership, as defined in the Partnership Agreement (as defined below) (any such Common Unit, a “Partnership OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Merger Consideration;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including (in the case of the Company and Parent) the Company Merger and the Partnership Merger, to be advisable and in the best interests of Parent and the Company, respectively, and the stockholders of Parent and the stockholders of the Company, respectively, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve the consummation by Merger Sub of the transactions contemplated hereby;

WHEREAS, the Company, in its capacity as the general partner of the Partnership, has taken all actions required for the execution of this Agreement by the Partnership and to approve the consummation by the Partnership of the transactions contemplated hereby;

WHEREAS, Parent has taken all actions required for the execution of this Agreement, and to approve the consummation of the transactions contemplated hereby, including the Company Merger and the Partnership Merger, as applicable;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as, a separate plan of reorganization for the Company Merger for purposes of Sections 354, 361, and 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

Definitions

Section 1.1 Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (other than any of the Parent Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company that would result in any Person beneficially owning more than 20% of the outstanding voting securities of the Company, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of its or the Company Subsidiaries’ assets (including stock or other ownership interests of the Company Subsidiaries) representing more than 20% of the assets of the Company and the Company Subsidiaries, on a consolidated basis, (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than 20% of the outstanding voting securities of the Company or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than 20% of the outstanding shares of the outstanding voting securities of the Company or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than 20% of the outstanding voting securities of the Company, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions with the Parent Parties contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or Baltimore, Maryland.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Company Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and supplemented and in effect on the date hereof.

“Company Charter” means the Charter of the Company, as amended and supplemented and in effect on the date hereof.

“Company Credit Facilities” means (a) the credit facilities provided under the Company Debt Agreements and (b) any loan or note secured by any mortgage of the Company or the Company Subsidiaries.

“Company Datasite” means that certain datasite maintained by the Company at Intralinks.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Company Debt Agreements” means that certain Fifth Amended and Restated Credit Agreement, dated as of December 1, 2017, by and among CatchMark Timber Trust, Inc. and its wholly-owned subsidiaries, CatchMark Timber Operating Partnership, L.P., CoBank, ACB, AgFirst Farm Credit Bank, Cooperatieve Rabobank U.A., New York Branch, and certain financial institutions named therein, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement, together with that certain Fourth Amended and Restated Security Agreement, dated as of December 1, 2017 and that certain Fourth Amended and Restated Pledge Agreement, dated as of December 1, 2017, in each case entered into in connection therewith.

“Company Equity Incentive Plans” means the (a) CatchMark Timber Trust, Inc. 2017 Incentive Plan and (b) CatchMark Timber Trust, Inc. 2021 Incentive Plan, including any subplans thereof, in each case as amended and in effect on the date hereof.

“Company’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Company Material Adverse Effect” means, with respect to the Company or any of the Company Subsidiaries, an Event that has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect others in the industries in which the Company and the Company Subsidiaries operate or own or lease properties, (c) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (including for the avoidance of doubt the Russian invasion of Ukraine), (e) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides, wildfires, epidemics, pandemics, plagues, disease, outbreaks, manmade disasters or acts of God, (f) any decline in the market price, or change in trading volume, of the shares of the Company or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (g) any matter set forth in the Company Disclosure Schedule, (h) compliance by the Company and the Company Subsidiaries with applicable Law, (i) any Event arising out of COVID-19 or the implementation or compliance by the Company and the Company Subsidiaries of or with any COVID-19 Measures or (j) the pendency of the transactions contemplated hereby; provided, however, that such Events (i) in the case of the foregoing clauses (a), (b), (d) and (e), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in the industries and geographies in which the Company and the Company Subsidiaries operate, and (ii) in the case of the foregoing clause (f), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to others in the industries and geographies in which the Company and the Company Subsidiaries operate.

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a) that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(b) that requires the Company or any Company Subsidiary to acquire assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c) that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $500,000;

(d) that constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $500,000;

(e) that obligates the Company or any Company Subsidiary to make aggregate expenditures in any twelve (12)-month period (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations otherwise identified as Material Contracts hereunder) in excess of $500,000, or aggregate expenditures of more than $1,000,000 over the remaining term of such contract, and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary;

(f) that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of the Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area or, following the Company Merger Effective Time, would so restrict or limit Parent or any Subsidiary of Parent;

(g) that is a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary with a Third Party, or that sets forth, amends, modifies or supplements any party’s rights or obligations under any such contract, agreement or understanding;

(h) that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $500,000;

(i) that contemplates the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $500,000 in any twelve (12)-month period or $1,000,000 in the aggregate over the remaining term of such contract;

(j) that contemplates the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $500,000 in any twelve (12)-month period or $1,000,000 in the aggregate over the remaining term of such contract;

(k) that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such director, officer, employee or agent, would be material to the Company; or

(l) that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Option” means any option to purchase Company Common Shares granted under either of the Company Equity Incentive Plans, if any.

“Company Restricted Stock Award” means an award of Company Common Shares granted under either of the Company Equity Incentive Plans that is unvested or subject to a substantial risk of forfeiture.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 5, 2022, between Parent and the Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (including the “Delta” and “Omicron” variants).

“COVID-19 Measures” means (a) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021 or (b) any measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and the Company Subsidiaries (i) for the protection of the health or safety of the employees, partners, patients, vendors, service providers of, as applicable, the Company and the Company Subsidiaries or any other persons, or Parent and the Parent Subsidiaries or any other persons, (ii) to preserve the assets utilized in connection with the business of, as applicable, the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, or (iii) that are otherwise substantially consistent with actions taken by others in the industries or geographic regions in which the affected businesses of the Company or Parent or any of its respective Subsidiaries operate, in each case, in connection with or in response to COVID-19.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, or restoration of natural resources or the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any material permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“Fraud” means, with respect to a Party, actual fraud under Maryland Law involving a knowing and intentional misrepresentation of a fact, or omission of a fact, by such Party in the making of a representation or warranty by such Party set forth in Article IV or Article V, as the case may be, which misrepresentation or omission is material and upon which the other Party claiming fraud has reasonably relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law, including petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on the date that is thirty (30) days after the date of this Agreement.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works and database rights, (d) confidential and proprietary information, including trade secrets, knowhow, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event that has occurred or arisen after the date of this Agreement, that was not known to the Company Board (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal or any matter relating thereto, (b) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries, or (c) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, that, with respect to the foregoing clauses (b) and (c), any fact or Event giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clause (a) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of the Company and the Company Subsidiaries.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Nasdaq” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $1.00 per share.

“Parent Datasite” means that certain file sharing platform maintained by Parent at collaborate.perkinscoie.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Parent Equity Incentive Plans” means the following plans of the Parent Parties: the PotlatchDeltic Corporation Amended and Restated 2019 Long-Term Incentive Plan and the Potlatch Corporation 2014 Long-Term Incentive Plan.

“Parent Material Adverse Effect” means, with respect to Parent, Merger Sub or any of the Parent Subsidiaries, an Event that has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent, Merger Sub and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect others in the industries in which Parent, Merger Sub and the Parent Subsidiaries operate or own or lease properties, (c) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (including for the avoidance of doubt the Russian invasion of Ukraine), (e) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides, wildfires, epidemics, pandemics, plagues, disease, outbreaks, manmade disasters or acts of God, (f) any decline in the market price, or change in trading volume, of the shares of Parent or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (g) any matter set forth in the Parent Disclosure Schedule, (h) compliance by Parent, Merger Sub and the Parent Subsidiaries with applicable Law, (i) any Event arising out of COVID-19 or the implementation or compliance by Parent, Merger Sub and the Parent Subsidiaries of or with any COVID-19 Measures, or (j) the pendency of the transactions contemplated hereby; provided, however, that such Events (i) in the case of the foregoing clauses (a), (b), (d) and (e), do not materially disproportionately affect Parent, Merger Sub and the Parent Subsidiaries, taken as a whole, in the industries and geographies in which Parent, Merger Sub and the Parent Subsidiaries operate, and (ii) in the case of the foregoing clause (f), do not materially disproportionately affect the Parent, Merger Sub and the Parent Subsidiaries, taken as a whole, relative to others in the industries and geographies in which Parent, Merger Sub and the Parent Subsidiaries operate.

“Parent Material Contract” means, with respect to Parent, Merger Sub or any of the Parent Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent, Merger Sub or a Parent Subsidiary has obligations or its assets are otherwise bound that are required to be filed as an exhibit to the Parent’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent Significant Subsidiary” means the Parent Subsidiaries set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Parent’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1(b) of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that intends to qualify as a REIT under the Code, if any.

“Partnership LTIP Unit” means a limited partnership interests in the Partnership designated as an “LTIP Unit” under the Partnership Agreement.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Personal Data” means all data that is subject to regulation by Privacy and Information Security Requirements applicable to the Company, including data identifying a natural person.

“Privacy and Information Security Requirements” means all applicable Laws, statutes, regulations, orders, contracts, and standards of all Governmental Authorities and other government and non-government regulatory bodies regulating the privacy and/or security of personally identifiable information, including but not limited to state laws providing for notification of breach of privacy or security of personally identifiable information and the Payment Card Industry Data Security Standards, to the extent that they are applicable and binding on the Company; the Company’s published privacy policy; any contractual obligations relating to privacy or information security into which the Company has entered.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(b)) that remains pending at the conclusion of the Initial Period and that the Company Board, during the Initial Period, concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless the Company shall have notified Parent by no later than 5:00 p.m. (New York time) on the first (1st) day immediately following the end of the Initial Period that such Person has satisfied such criteria; provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall immediately and irrevocably cease to be a “Qualified Bidder” if, at any time after the conclusion of the Initial Period, an Acquisition Proposal submitted by such Person is withdrawn, terminates or expires.

“Representative” of any Person means any Affiliate, officer, director, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board, including, to the extent deemed relevant by the Company Board, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the holders of the Company Common Shares than the transactions contemplated by this Agreement.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Termination Fee” means an amount equal to $19,384,231; provided, however, that, in the event the Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (a) by the Company pursuant to Section 9.1(e) with respect to a Superior Proposal by a Qualified Bidder or (b) by Parent pursuant to Section 9.1(f)(i) in response to a Change in Company Recommendation effected in compliance with Section 7.4(a)(iv) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (a) or (b), “Termination Fee” means an amount equal to $9,692,116.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a breach of this Agreement.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on the date that is forty-five (45) days after the date of this Agreement and (b) 11:59 p.m. (New York time) on the first (1st) Business Day after the end of any Notice Period (including any extensions thereof pursuant to Section 7.4(a)(iv)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to the date that is forty-five (45) days after the date of this Agreement.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 7.4(a)(i)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Book-Entry Share	Section 3.1(a)(i)
Capitalization Reference Date	Section 4.3(a)
Certificate	Section 3.1(a)(i)
Certificate of Limited Partnership	Section 4.1(c)

Change in Company Recommendation	Section 7.4(a)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company Articles of Merger	Section 2.1(a)(ii)
Company Board	Recitals
Company Common Shares	Recitals
Company Counsel	Section 7.15(a)
Company Designated Director	Section 2.4(a)
Company Disclosure Schedule	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award	Section 4.3(c)
Company Equity Awards	Section 4.3(c)
Company Governing Documents	Section 4.1(c)
Company Merger	Section 2.1(a)(i)
Company Merger Certificate	Section 2.1(a)(ii)
Company Merger Effective Time	Section 2.1(a)(ii)
Company Parties	Preamble
Company Preferred Shares	Section 4.3(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Stockholder Approval	Section 4.18
Company Stockholder Meeting	Section 7.1(c)
Company Subsidiaries	Section 4.1(b)
Company Subsidiary	Section 4.1(b)
Company Tax Protection Agreement	Section 6.1(v)
Continuing Employee	Section 7.8(a)
Continuing Employees	Section 7.8(a)
DLLCA	Section 2.1(a)(i)
Drop Dead Date	Section 9.1(b)(iii)
DRULPA	Section 2.1(b)(i)
DSOS	Section 2.1(a)(ii)
Encumbrances	Section 4.12(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Exchange Ratio	Section 3.1(a)(i)
Form S-4	Section 4.6
Fractional Share Consideration	Section 3.1(a)(i)
HCERA	Section 4.14(j)
Health Plan	Section 4.14(j)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Initial Press Release	Section 7.7
Intended Tax Treatment	Recitals
Interim Period	Section 6.1
Intervening Event Notice Period	Section 7.4(a)(v)
Letter of Transmittal	Section 3.4(c)
Maryland Court	Section 10.7(b)
Maximum Premium	Section 7.5(c)
Merger Consideration	Section 3.1(a)(i)

Merger Sub	Preamble
Merger Sub Certificate	Section 5.1(d)
Merger Sub Governing Documents	Section 5.1(d)
Merger Sub LLC Agreement	Section 5.1(d)
Mergers	Section 2.1(b)(i)
MGCL	Section 2.1(a)(i)
Notice Period	Section 7.4(a)(iv)
Other Filings	Section 7.2
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 5.1(d)
Parent Charter	Section 5.1(d)
Parent Counsel	Section 7.15(a)
Parent Disclosure Schedule	Article V
Parent Employee Program	Section 7.8(c)
Parent Equity Award	Section 5.3(c)
Parent Equity Awards	Section 5.3(c)
Parent Governing Documents	Section 5.1(d)
Parent Parties	Preamble
Parent Properties	Section 5.11(a)
Parent SEC Reports	Section 5.7(a)
Parent Subsidiaries	Section 5.1(b)
Parent Subsidiary	Section 5.1(b)
Parent-Approved Transaction	Section 7.18
Parties	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section 2.1(b)(i)
Partnership Merger Certificate	Section 2.1(b)(ii)
Partnership Merger Effective Time	Section 2.1(b)(ii)
Partnership OP Unit	Recitals
Party	Preamble
Permit	Section 4.7
PPACA	Section 4.14(j)
Proxy Statement/Prospectus	Section 3.4(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Sarbanes-Oxley Act	Section 4.8(a)
SDAT	Section 2.1(a)(ii)
Securities Laws	Section 4.8(a)
Stifel	Section 4.16
Superior Proposal Notice	Section 7.4(a)(iv)
Takeover Statutes	Section 4.25
Tax Protection Agreement	Section 4.11(m)
Taxable REIT Subsidiary	Section 4.11(f)
Transfer Taxes	Section 7.9(b)

Article II

The Mergers

Section 2.1 The Mergers.

(a) The Company Merger.

(i) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of Section 3-105 of the Maryland General Corporation Law, as amended (the “MGCL”), and the Delaware Limited Liability Company Act (the “DLLCA”) at the Company Merger Effective Time, the Company shall be merged with and into Merger Sub (the “Company Merger”). As a result of the Company Merger, the separate existence of the Company shall cease, and Merger Sub shall continue as the surviving entity of the Company Merger. The Company Merger will have the effects set forth in the MGCL and the DLLCA.

(ii) Parent shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) and a certificate of merger for the Company Merger (the “Company Merger Certificate”) with the Secretary of State of the State of Delaware (“DSOS”), in such form as required by, and executed in accordance with the relevant provisions of, the MGCL and the DLLCA, and (B) any other filings, recordings or publications required under the MGCL and the DLLCA, in connection with the Company Merger. The Company Merger shall become effective at 11:59 p.m. (New York time) on the Closing Date, with such date and time specified in the Company Articles of Merger, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Articles of Merger (such other date and time not to exceed thirty (30) days after the Company Articles of Merger are accepted for record by the SDAT and the DSOS) (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(b) Partnership Merger.

(i) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the DLLCA, at the Partnership Merger Effective Time (as defined below), the Partnership shall be merged with and into Merger Sub (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). As a result of the Partnership Merger, the separate existence of the Partnership shall cease, and Merger Sub shall continue as the surviving entity of the Partnership Merger. The Partnership Merger will have the effects set forth under the DRULPA and the DLLCA.

(ii) The Parties shall cause the Partnership Merger to be consummated by filing (A) a certificate of merger for the Partnership Merger (the “Partnership Merger Certificate”) with the DSOS, in such form as required by, and executed in accordance with the relevant provisions of, the DRULPA and/or the DLLCA, and (B) any other filings, recordings or publications required under the DRULPA and/or the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective immediately following the Company Merger Effective Time with such date and time specified in the Partnership Merger Certificate, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificate (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

Section 2.2 Closing. The closing of the Mergers (the “Closing”) will take place, at the offices of King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia 30309, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing to by the Parties (it being understood that the Company Merger Effective Time and the Partnership Merger Effective Time shall occur before the open of business on the first day following the Closing Date as specified herein). The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Organizational Documents.

(a) Company Merger. At the Company Merger Effective Time, the Merger Sub Governing Documents (as defined below), as in effect immediately prior to the Company Merger Effective Time, shall be the governing documents of the surviving entity of the Company Merger, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions therein.

(b) Partnership Merger. At the Partnership Merger Effective Time, the Merger Sub Governing Documents, as in effect immediately prior to the Partnership Merger Effective Time shall be the governing documents of the surviving entity of the Partnership Merger, until thereafter amended in accordance with applicable Law and the applicable provisions therein.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4 Directors and Officers; Governance; Other Matters.

(a) From and after the Company Merger Effective Time, the officers of Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the surviving entity of the Company Merger, each to hold office in accordance with the Merger Sub Governing Documents.

(b) From and after the Partnership Merger Effective Time, the officers of Merger Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the surviving entity of the Partnership Merger, each to hold office in accordance with the Merger Sub Governing Documents.

(c) Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take such action as may be necessary so that, immediately after the Company Merger Effective Time, one (1) member of the Company Board selected by the Company prior to the mailing of the Proxy Statement/Prospectus, shall be appointed to the Parent Board (the “Company Designated Director”). From the Closing until immediately following the first annual meeting of stockholders of Parent occurring after the Closing, Parent shall take such action as may be necessary to cause the Company Designated Director, or an individual designated by the Company Designated Director, to be appointed to the Parent Board; provided, however, that the Company Designated Director or individual designated by the Company Designated Director must be reasonably acceptable to the nominating and governance committee of the Parent Board.

(d) Following the Company Merger Effective Time, Parent will use commercially reasonable efforts to establish a regional office in Atlanta, Georgia.

Section 2.5 Tax Consequences. For U.S. federal income tax purposes, the Parties intend the Intended Tax Treatment.

Article III

Effects of the Mergers

Section 3.1 Effect on Equity Interests.

(a) Company Common Shares. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of shares of the Company or any shares in Parent, the following shall occur:

(i) Conversion of Company Common Shares. Subject to Section 3.6, each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time, other than Company Common Shares to be canceled in accordance with Section 3.1(a)(ii), shall be automatically converted into the right to receive 0.230 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable Tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such Company Common Shares would have been converted pursuant to this Section 3.1(a)(i). All Company Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time evidenced Company Common Shares shall cease to have any rights with respect to such Company Common Shares, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(a)(i), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(ii) Cancelation of Company Common Shares. Each Company Common Share owned by any of the Company Parties or any wholly owned Company Subsidiary and each Company Common Share owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Adjustments. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Common Shares, Partnership LTIP Units, Partnership OP Units or shares of Parent Common Stock, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares, Partnership LTIP Units, Partnership OP Units or shares of Parent Common Stock, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Shares, Partnership LTIP Units and Partnership OP Units with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.2 Effect on Partnership Interests. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any Partnership LTIP Units, Partnership OP Units or shares in Parent, the following shall occur:

(a) General Partner Interests in Partnership. The general partner interests in the Partnership as of immediately prior to the Partnership Merger Effective Time shall be cancelled and no payment shall be made with respect thereto.

(b) Partnership OP Units.

(i) Conversion of Partnership OP Units. Subject to Section 3.6, each Partnership OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time, other than Partnership OP Units to be canceled in accordance with Section 3.2(b)(ii), shall be automatically converted into the Merger Consideration, without interest, but subject to any withholding required under applicable Tax Law, plus the right, if any, to receive pursuant to Section 3.8, the Fractional Share Consideration. All Partnership OP Units, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Partnership OP Units shall cease to have any rights with respect to such Partnership OP Units, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.2(b)(i), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(ii) Cancelation of Partnership OP Units. Each Partnership OP Unit owned by any of the Company Parties or any wholly owned Company Subsidiary and each Partnership OP Unit owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Partnership Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.3 Effect on Equity-Based Awards.

(a) Treatment of Partnership LTIP Units. Immediately prior to the Partnership Merger Effective Time, each issued and outstanding (i) unvested Partnership LTIP Unit shall automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the Company Equity Incentive Plans and award agreement or other agreement or document evidencing such Partnership LTIP Units and (ii) vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger Effective Time (including Partnership LTIP Units that vested in accordance with clause (i) of this Section 3.3(a)) shall automatically be converted into a Partnership OP Unit pursuant to the Partnership Agreement.

(b) Treatment of Company Restricted Stock Awards in Company Merger. Immediately prior to the Company Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any Company Common Shares subject to Company Restricted Stock Awards shall be deemed satisfied in full and on a fully vested basis (at maximum performance to the extent applicable), contingent upon the consummation of the Company Merger, and the holders of such Company Common Shares will be entitled to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time, the Merger Consideration in respect of each such Company Common Share, plus any Fractional Share Consideration that such Company Restricted Stock Award holder has the right to receive pursuant to the provisions of Section 3.8, less applicable Taxes and withholdings.

(c) Company Actions. Prior to the Company Merger Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.3.

Section 3.4 Exchange of Certificates.

(a) Exchange Agent. Not less than five (5) days prior to the dissemination of the proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(i) and

Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an amount of shares of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a)(i) equal to the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of Company Common Shares may be entitled pursuant to Section 3.4(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.4(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of Company Common Shares that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Share, Partnership LTIP Unit, Partnership OP Unit and Transfer Books.

(i) From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Common Shares. From and after the Company Merger Effective Time, the holders of certificates (or book-entry shares) evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any certificates or book-entry shares evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the Company Common Shares formerly evidenced thereby.

(ii) From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership LTIP Units or Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership LTIP Units and Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership LTIP Units or Partnership OP Units, except as otherwise provided herein.

(c) Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of Company Common Shares previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the Company Common Shares previously represented by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d) Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.1(a)(i) or distribution to which such holder is entitled pursuant to Section 3.4(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i) shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(a)(i), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any distribution to which such holder is entitled pursuant to Section 3.4(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or unsurrendered Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of Company Common Shares for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Shares prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

(g) No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by the Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.4(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.4(e) and Section 3.8.

Section 3.5 Lost Certificates. If any Certificate (including, for the avoidance of doubt for this purpose, certificates or book-entry shares, as applicable, formerly evidencing Company Common Shares as of immediately prior to the Company Merger Effective Time) shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, Fractional Share Consideration and any dividends or distributions to which such holder of Company Common Shares is entitled pursuant to this Article III.

Section 3.6 Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.7 Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL or the DRULPA, shall be available with respect to the Mergers or other transactions contemplated hereby, including any remedy under Section 3-201 et seq. of the MGCL.

Section 3.8 No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing Company Common Shares, the conversion of Partnership OP Units pursuant to Section 3.2(b) or the conversion of

Company Restricted Stock Awards pursuant to Section 3.3(b), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares or Company Restricted Stock Award converted pursuant to the Company Merger, and each holder of Partnership OP Units converted pursuant to the Partnership Merger, in each case, who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

Section 3.9 Structure.

(a) The Company Parties and the Parent Parties shall reasonably and in good faith cooperate with, and reasonably and in good faith consider any reasonable changes requested by, the Parent Parties or the Company Parties, as applicable, regarding the structure of the transactions contemplated herein, including entering into appropriate amendments to this Agreement; provided that any such changes do not have an adverse effect on Parent, the Company, their respective Subsidiaries or the holders of Company Common Shares, including any adverse effect on the time by which the Mergers may be consummated.

(b) Without limiting Section 3.9(a), unless Parent elects, in its sole discretion, to make or cause to be made the Tax Gross-Up Payment pursuant to the following sentence, Parent shall consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the Partnership Merger, receive an interest in an “UPREIT” or “DownREIT” partnership (rather than the Merger Consideration) in a tax-deferred transaction on such terms as are mutually acceptable to Parent and the Company. If the Parties are not able to restructure the Partnership Merger in the manner described in the preceding sentence or Parent elects, in its sole discretion, to make the Tax Gross Up Payment, then each holder of Partnership OP Units shall be entitled to receive, in the Partnership Merger and in addition to the Merger Consideration, a cash payment equal to its applicable share of the Tax Gross-Up Payment. For purposes of this Agreement, “Tax Gross-Up Payment,” shall mean the lesser of (i) the amount of U.S. federal and state income taxes that would be payable in the aggregate by the holders of Partnership OP Units on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the Tax Gross-Up Payment) in the Partnership Merger, assuming each such holder is an individual resident for tax purposes in Georgia subject to the highest combined marginal U.S. federal and Georgia state income tax rates and taking into account the character of the income or gain (e.g., short-term or long-term capital gain), determined by mutual agreement of Parent and the Company or, if they cannot agree, by an independent Big Four accounting firm chosen by both Parent and the Company, or (ii) $11,000,000. The aggregate Tax Gross-Up Payment shall be equitably allocated among each holder of OP Units and LTIP Units as determined in good faith by the Company.

Article IV

Representations and Warranties of the Company Parties

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other

Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (i) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1 Existence; Good Standing; Compliance with Law.

(a) The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has all requisite corporate or other requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) A true, correct and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is listed in Section 4.1(b) of the Company Disclosure Schedule. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c) The Company has previously made available to Parent true, correct and complete copies of (i) the Company Charter, (ii) the Company Bylaws (together with the Company Charter, the “Company Governing Documents”), (iii) the Certificate of Limited Partnership of the Partnership (the “Certificate of Limited Partnership”), and (iv) the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Company Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company, subject, with respect to the Company Merger, to receipt of the

Company Stockholder Approval and to the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate with the DSOS and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other corporate or other proceedings on the part of the Company are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board, at a duly held meeting, has, on behalf of the Company and in its capacity as the general partner of the Partnership, has, by unanimous vote (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers and declared that the Mergers are advisable and in the best interests of the Company, and the Partnership, as applicable, (ii) directed that the Company Merger be submitted for consideration at the Company Stockholder Meeting, (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Company Merger (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(a)(iv) and Section 7.4(a)(vi), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, and (iv) taken all appropriate and necessary action to render any and all limitations on ownership of Company Common Shares, as set forth in the Company Charter, inapplicable to the Company Merger and the other transactions contemplated by this Agreement.

(c) The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3 Capitalization.

(a) The authorized shares of capital stock of the Company consist of 1,000,000,000 shares of the Company, including 900,000,000 Company Common Shares and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”). As of the close of business on March 31, 2022 (the “Capitalization Reference Date”), (i) 49,247,661 Company Common Shares (including Company Restricted Stock Awards) were issued and outstanding, (ii) no Company Preferred Shares were issued or outstanding, (iii) no Company Common Shares were subject to outstanding Company Options, (iv) an aggregate of 892,425 Company Common Shares were reserved for issuance pursuant to the terms of outstanding Partnership LTIP Units, Partnership OP Units, stock options, restricted stock units and other awards granted pursuant to the Company Equity Incentive Plans, (v) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the Company Restricted Stock Awards disclosed in the foregoing clause (iv) and the Partnership LTIP Units and the Partnership OP Units disclosed in Section 4.3(j)) with respect to the Company Common Shares or any other shares of capital stock or other equity interests of the Company were issued or outstanding, and (vi) the Company does not have any shares of capital stock or other equity interests issued or outstanding except as set forth in this sentence. Since the Capitalization Reference Date to the date of this Agreement, no shares of capital stock or other equity interests of the Company (or any equity-based awards or other rights with respect to shares of capital stock or other equity interest of the Company) have been issued, authorized or reserved for issuance other than, in each case, with respect to Company Common Shares reserved for issuance as described in clause (iv) above. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b) The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c) Section 4.3(c)(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of all outstanding equity awards as of the Capitalization Reference Date, including Company Restricted Stock Awards, granted by the Company under each of the Company Equity Incentive Plans (each, a “Company Equity Award” and, collectively, the “Company Equity Awards”), including the name of the Person to whom such Company Equity Awards have been granted, the number of Company Common Shares subject to each Company Equity Award, the date on which such Company Equity Award was granted, and the exercise price (if any) applicable to such Company Equity Award. All Company Common Shares to be issued pursuant to any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. As of the Capitalization Reference Date, there were an aggregate of 725,287 Company Equity Awards outstanding. Other than the Company Equity Awards set forth in Section 4.3(c)(i) of the Company Disclosure Schedule, there are no other equity-based awards or other rights with respect to the Company Common Shares issued and outstanding under the Company Equity Incentive Plans or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the applicable Company Equity Incentive Plan under which such Company Equity Award was issued. The treatment of the Company Equity Awards contemplated in Section 3.3(a) and Section 3.3(b) complies with the terms of the Company Equity Incentive Plans and applicable award agreements. Section 4.3(c)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units and Partnership LTIP Units and the exact number and type (e.g., general, limited, etc.) of Partnership LTIP Units or Partnership OP Units held as of the Capitalization Reference Date.

(d) There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares, nor are there, to the Company’s Knowledge, any third-party agreements or understandings with respect to the voting of any such shares or equity interests or which restrict the transfer of any such shares or equity interests.

(e) Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, any partnership interests or any other securities of the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g) Neither the Company nor any Company Subsidiary has a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock of the Company or other equity interests in any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock of the Company or other equity interests in any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity interests.

(i) All dividends or other distributions on the Company Common Shares and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j) The Company is the sole general partner of the Partnership. As of the Capitalization Reference Date the Company owned 99.76% of the Partnership OP Units. As of the Capitalization Reference Date, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 0.24% of the Partnership OP Units and 781,851 Partnership LTIP Units. Other than Partnership LTIP Units and Partnership OP Units set forth on Section 4.3(c)(ii) of the Company Disclosure Schedule, there are no other issued or outstanding equity interests of the Partnership. Since the Capitalization Reference Date to the date of this Agreement, no Partnership LTIP Units, Partnership OP Units or other equity interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership LTIP Units and Partnership OP Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 4.4 Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership LTIP Units and the Partnership OP Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership LTIP Units and the Partnership OP Units identified in Section 4.3(c)(ii) of the Company Disclosure Schedule as being owned by a holder other than the Company, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5 Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 4.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 4.6 Consents and Approvals; No Violations. Subject to receipt of the Company Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate and the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or the compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Company Governing Documents or the Partnership Governing Documents, (ii) require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE and Nasdaq, as applicable, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7 Compliance with Applicable Laws. Since January 1, 2021, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12 and Section 4.13, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2021, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Company Parties has, since January 1, 2021, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c) There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of

December 31, 2021 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d) Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since December 31, 2021, the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9 Litigation. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes. From January 1, 2022 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of Company Common Shares); (b) any Company Material Contracts entered into by the Company or any of the Company Subsidiaries; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b) The Company, (i) for all taxable years commencing with its taxable year ending December 31, 2009 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify for taxation as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify for taxation as a REIT for the taxable year that will end with the consummation of the Company Merger, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s Knowledge, threatened.

(c) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any similar provisions or any elections made thereunder.

(f) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of the date of its acquisition directly or indirectly by the Company or its formation has been a corporation for United States federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Section 4.11(f) of the Company Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, “partnership” or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company.

(g) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition directly or indirectly by the Company or its formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h) Taking into account all distributions to be made by the Company prior to the Company Merger Effective Time, the Company will have paid dividends for U.S. federal income tax purposes to its stockholders in its taxable year ending with the Company Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Merger and to eliminate real estate investment trust taxable income as described in Section 857(b) of the Code for such taxable year, and the calculation of such amounts shall be provided to Parent for its review and comment.

(i) Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(j) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(k) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(l) There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(m) There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business, in each case the primary purpose of which is not Taxes). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its Subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its Subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(n) Neither the Company nor any Company Subsidiary is or has been a party to any “listed transaction” as such term is defined in Treasury Regulations 1.6011-4(b)(2).

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is a Company Subsidiary that is a Taxable REIT Subsidiary of the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p) To the Company’s Knowledge, there is not any prior or current ownership of the Company’s Common Shares (through the date hereof) that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(q) Neither the Company nor any of the Company Subsidiaries (nor any member of a separate affiliated group (as defined in section 355(b)(3)(B) of the foregoing) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) at any time since December 7, 2015 or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r) Section 4.11(r) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(s) Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(t) Neither the Company nor any Company Subsidiary will be required for Tax purposes to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date, taking into account the Merger and the other transactions contemplated by this Agreement, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction made or entered into on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(u) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Intended Tax Treatment.

(v) Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment (within the meaning of an applicable income Tax treaty) in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident (other than withholding Tax collected at source).

(w) Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns fee simple title to, or has a leasehold interest in or an equivalent contractual right to conduct all or a portion of the Company’s business upon, each of the real properties identified as owned by the Company in the Company SEC Reports (collectively, the “Company Properties”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy, lease or sublease any real properties at some future date.

(c) There are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(d) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(e) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, or mineral or subsurface rights granted to or retained by another, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f) To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g) Section 4.12(g) of the Company Disclosure Schedule lists all ground leases (whether as lessor or lessee) affecting the interest of the Company or any Company Subsidiary in the Company Properties in effect as of the date hereof, true and complete in all material respects copies of which ground leases were made available to Parent on the Company Datasite prior to the date hereof.

(h) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has taken any action which would disqualify portions of any Company Properties now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

(i) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no boundary disputes relating to any Company Properties and no encroachments materially and adversely affecting the use of any Company Properties and (ii) with respect to each Company Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Company and each Company Subsidiary as presently conducted to the extent related to such Company Property.

Section 4.13 Environmental Matters.

(a) The Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or have liability under any Environmental Law the subject of which remains unresolved, except, as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(d) Since January 1, 2021, neither the Company nor any Company Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, other welfare benefit, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program, policy, or agreement that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates would have any material liability (“Company Employee Programs”).

(b) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c) Each Company Employee Program complies in form and has been administered in accordance with the requirements of applicable Law, including ERISA and the Code, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Company Employee Program or any other employee benefit plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six (6) years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37), and no liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company, including by virtue of any ERISA Affiliate, with respect to any such plan. None of the Company Employee Programs is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Program satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and all applicable guidance issued thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Employee Program), and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by any participant or beneficiary in any such Company Employee Program.

(e) All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(f) No material liability or Action has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business).

(g) No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code) to any current or future retiree or former employee.

(h) Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Company Merger will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any director, officer, employee, agent or other service provider of the Company, (ii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code), or (iii) result in any violation of, default under, or limitation on the ability of the Company or any Company Subsidiary to amend or terminate, any Company Employee Program. No Company Employee Program provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

(i) There have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) The Company, and each Company Employee Program that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”), (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education

Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of PPACA, HCERA, or the Code.

Section 4.15 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, or other agreement with a labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and labor organization. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b) There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2021, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2021, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(d) During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.16 No Brokers. Other than with Stifel, Nicolaus & Company, Incorporated (“Stifel”), which the Company has retained as its financial advisor in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. A true and complete copy of the engagement letter with Stifel have been made available to Parent prior to the date hereof.

Section 4.17 Opinion of Financial Advisor. Stifel, the Company’s financial advisor, rendered to the Company Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Shares (other than Company Common Shares owned by the Company Parties or any wholly owned Company Subsidiary and each Company Common Share owned by an of the Parent Parties or any of their respective wholly owned Subsidiaries) pursuant to this Agreement is fair, from a financial point of view, to such holders. A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 4.18 Vote Required. The affirmative vote of the holders of Company Common Shares entitled to cast a majority of all the votes entitled to be cast on the approval of the Company Merger is the only vote of the holders of any class or series of shares of capital stock of the Company or other equity interests in any Company Subsidiary (other than the Partnership) necessary to approve the Mergers and, to the extent such stockholder approval is required, the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). The Company, as the sole general partner of the Partnership, and CatchMark LP Holder, LLC, a wholly owned subsidiary of the Company, as a limited partner, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19 Company Material Contracts.

(a) Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts as of the date hereof. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other Party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Company’s Knowledge, oral notice of any material violation of, or material default under, any Company Material Contract.

(c) As of the date of this Agreement, there is no outstanding Indebtedness of the Company and the Company Subsidiaries in excess of $10,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.19(c) of the Company Disclosure Schedule.

Section 4.20 Related Party Transactions. Since January 1, 2021 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21 Intellectual Property; Privacy and Information Security.

(a) Section 4.21(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b) To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c) To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of the Company or any Company Subsidiary.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e) To the Company’s Knowledge, the Company and the Company Subsidiaries have implemented and maintain commercially reasonable physical, technical, organizational, and administrative security measures, controls, and policies designed to protect Personal Data, trade secrets, know-how and other confidential and proprietary information owned or collected by the Company, and their information technology systems from and against (i) unauthorized access, use, impairment, destruction, and disclosure of Personal Data and trade secrets; (ii) unauthorized access, use, impairment, and destruction of their computer systems; and (iii) any computer virus, worm, trap or back door, Trojan horse, or any other instruction, code, program, data, or and material that reasonably would be expected to adversely interrupt, discontinue, interfere with, or otherwise affect the operation or use by the Company and the Company Subsidiaries of any Personal Data, confidential information, and/or informational technology systems. Since January 1, 2021 the Company has not discovered or been notified of any unauthorized acquisition, use, disclosure, impairment, deletion, destruction, intrusion to, access to, or breach of any Personal Data, trade secrets and/or information technology systems that: (A) constitutes a breach or a material incident under any applicable privacy or informational security laws; (B) would trigger a notification or reporting requirement under any agreement to which the Company or any Company Subsidiaries is bound; and/or (C) has resulted in any unauthorized acquisition, exposure, access, modification, disclosure, corruption, destruction, or other misuse of any Personal Data, trade secrets, and/or information technology systems.

(f) To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(g) The IT Assets (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors,

(ii) have not, in the past three (3) years, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as they are currently conducted.

(h) The Company and the Company Subsidiaries comply in all respects with all Privacy and Information Security Requirements, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any written notice, allegation, complaint or other communication of any Action against such Company concerning any possible violation of any Privacy and Information Security Requirements, and, to Company’s Knowledge there is no pending investigation or inquiry into the Company or any Company Subsidiaries regarding any actual or possible violation of any Privacy and Information Security Requirements. To the Company’s Knowledge, the Company has not suffered a material security breach with respect to any Personal Data that has resulted in a duty on the part of the Company to notify, any person or any regulator. The Company employs commercially reasonable security measures that are designed to comply with all Privacy and Information Security Requirements to protect Personal Data within their custody or control, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.22 Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its directors and officers and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.24 Investment Company Act. None of the Company or any Company Subsidiary is required to be registered under the Investment Company Act.

Section 4.25 Takeover Statutes. Each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium” or “control share acquisition”

statute, the provisions contained in Subtitle 6 of Title 3 of the MGCL or any other anti-takeover statute or similar federal or state statute (the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.26 No Other Representations or Warranties. The Company Parties acknowledge that, except for the representations and warranties made by the Parent Parties in Article IV, neither Parent, Merger Sub nor any of their respective Representatives makes any representations or warranties, and Parent and Merger Sub hereby disclaim any other representations or warranties, with respect to Parent, Merger Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and Merger Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article V

Representations and Warranties of the Parent Parties

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (i) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Merger Sub or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1 Existence; Good Standing; Compliance with Law.

(a) Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has all requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of effecting the Mergers. Merger Sub has not and will not, prior to the Company Merger Effective Time and Partnership Merger Effective

Time, respectively, engage in any activities other than those incidental to their respective formation or those contemplated by this Agreement and has, and will have as of immediately prior to the Company Merger Effective Time and Partnership Merger Effective Time, respectively, no liabilities other than those contemplated by this Agreement.

(c) Each Subsidiary of Parent (each such Subsidiary, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of incorporation or organization. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(d) Parent has previously provided or made available to the Company true, correct and complete copies of (i) the Third Restated Certificate of Incorporation of Parent (the “Parent Charter”), (ii) the Bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the Certificate of Formation of Merger Sub (the “Merger Sub Certificate ”), and (iv) the Limited Liability Company Agreement of Merger Sub (as amended from time to time, the “Merger Sub LLC Agreement” and, together with the Merger Sub Certificate, the “Merger Sub Governing Documents”) in each case as amended through the date of this Agreement. Each of the Parent Governing Documents and the Merger Sub Governing Documents are in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions of such documents.

Section 5.2 Authority.

(a) Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which a Parent Party or a Parent Subsidiary is a party, including the Company Merger. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action on behalf of such Parent Parties, subject, with respect to the Company Merger, to the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT the filing of the Company Merger Certificate with the DSOS and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other entity proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board at a duly held meeting, has, on behalf of Parent and in its capacity as sole member of Merger Sub, by unanimous vote, duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers, and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c) Merger Sub has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Merger Sub is a party. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action, and no other limited liability company proceedings or organizational action on the part of Merger Sub are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 4,000,000 shares of Parent preferred stock. As of the close of business on the Capitalization Reference Date, (i) 69,372,304 shares of Parent Common Stock were issued and outstanding, (ii) 742,406 shares of Parent Common Stock were available for grant under the Parent Equity Incentive Plans, (iii) an aggregate of 666,081 shares of Parent Common Stock were reserved for issuance pursuant to the terms of outstanding stock options, restricted stock units and other awards granted pursuant to the Parent Equity Incentive Plans, (iv) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent or any Parent Subsidiary (other than the restricted stock units, other awards and options disclosed in the foregoing clause (iii)) with respect to the Parent Common Stock were outstanding, and (v) Parent does not have any shares of capital stock or other equity interests issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b) Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c) As of the Capitalization Reference Date, there were an aggregate of 666,081 outstanding equity awards granted by Parent under the Parent Equity Incentive Plans (each, a “Parent Equity Award” and, collectively, the “Parent Equity Awards”). All shares of Parent Common Stock to be issued pursuant to any Parent Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. Other than such outstanding Parent Equity Awards, there are no other equity-based awards or other rights with respect to shares of Parent Common Stock issued and outstanding under the Parent Equity Incentive Plans or otherwise as of the Capitalization Reference Date. All Parent Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Parent Equity Incentive Plans.

(d) There are no agreements or understandings to which Parent, Merger Sub or any Parent Significant Subsidiaries is a party with respect to the voting of any shares of capital stock of Parent or which restrict the transfer of any such shares.

(e) As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any Parent Significant Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, any partnership interests or any other securities of Parent, Merger Sub or any Parent Significant Subsidiary.

(f) Parent is the sole member of Merger Sub and sole holder of limited liability company interests in Merger Sub.

(g) Parent does not have a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 5.3, as of the date hereof, there are no (i) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent, Merger Sub or any Parent Significant Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent, Merger Sub or any Parent Significant Subsidiary was bound with respect to the voting of any shares of capital stock of Parent, Merger Sub or Parent Subsidiaries, or (iii) contractual obligations or commitments of any character to which Parent, Merger Sub or any Parent Significant Subsidiary was a party or by which Parent, Merger Sub or any Parent Significant Subsidiary was bound restricting the transfer or, or requiring the registration for sale of, any shares of capital stock of Parent or equity interests in Merger Sub or any Parent Significant Subsidiary. As of the date hereof, none of Parent, Merger Sub or any Parent Significant Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(i) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of Merger Sub or any Parent Significant Subsidiary which have been authorized and declared prior to the date hereof have been paid in full or set aside for payment (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Significant Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Significant Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Significant Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Significant Subsidiary to issue, transfer or sell any interests of any Parent Significant Subsidiary. All issued and outstanding shares or other equity interests of each Parent Significant Subsidiary are owned directly or indirectly by Merger Sub free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Merger Sub’s or any Parent Significant Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate and the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or the compliance by Parent, Merger Sub or the Parent Significant Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Parent Governing Documents or the Merger Sub Governing Documents, (ii) require any filing by Parent, Merger Sub or any Parent Significant Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (1) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (2) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE and Nasdaq, as applicable, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent, Merger Sub or any Parent Significant Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent, Merger Sub or any of the Parent Significant Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent, Merger Sub or any Parent Significant Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent, Merger Sub or any Parent Significant Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6 Compliance with Applicable Laws. Since January 1, 2021, none of Parent, Merger Sub or the Parent Significant Subsidiaries has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Parent, Merger Sub or any Parent Significant Subsidiary or by which any property or asset of Parent, Merger Sub or any Parent Significant Subsidiary is bound (except for Laws addressed in Section 5.11 or Section 5.12, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for Permits that are the subject of Section 5.11 and Section 5.12, which are addressed solely in those Sections, Parent, Merger Sub and each Parent Significant Subsidiary has all Permits necessary to conduct Parent’s, Merger Sub’s or a Parent Significant Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent, Merger Sub or any Parent Significant Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2021, Parent, Merger Sub and each Parent Significant Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.7 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Parent Parties has, since January 1, 2021, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Merger Sub. Neither Parent nor Merger Sub has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. No Parent Subsidiary is required to file any form or report with the SEC.

(b) None of Parent, Merger Sub or any Parent Significant Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent, Merger Sub and any Parent Significant Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent, Merger Sub or any Parent Significant Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent, Merger Sub, any Parent Significant Subsidiary or such Parent’s, Merger Sub’s or Parent Significant Subsidiary’s audited financial statements or other Parent SEC Reports.

(c) There are no liabilities of Parent, Merger Sub or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2021 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d) Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since December 31, 2021, Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.8 Litigation. There is no Action pending or, to Parent’s Knowledge, threatened against Parent, Merger Sub or any of the Parent Significant Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent, Merger Sub or any Parent Significant Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9 Absence of Certain Changes. Except as expressly contemplated by this Agreement, since January 1, 2022 through the date hereof, Parent, Merger Sub and the Parent Significant Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of Parent Common Stock); (b) any Parent Material Contracts entered into by Parent, Merger Sub or any of the Parent Subsidiaries; (c) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Taxes.

(a) Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by it (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has paid (or had paid on its behalf) all material Taxes required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Parent (i) for all taxable years commencing with its taxable year ending December 31, 2006 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify for taxation as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate through the Company Merger Effective Time, in such a manner as to permit it to continue to qualify for taxation as a REIT for the taxable year that will include the Company Mergers, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s Knowledge, threatened.

(c) The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition directly or indirectly by Parent or its formation has been a corporation for United States federal income tax purposes, other than a Parent Subsidiary REIT, a corporation that qualifies as Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(f) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of the date of its acquisition directly or indirectly by Parent or its formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(g) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(h) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(i) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j) There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k) There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business, in each case the primary purpose of which is not Taxes). There are no Tax Protection Agreements to which the Parent, any Parent Subsidiary or any other entity in which the Parent or a Parent Subsidiary has an interest is directly or indirectly subject.

(l) Neither Parent nor any Parent Subsidiary is or has been a party to any “listed transaction” as such term is defined in the Treasury Regulations Section 1.6011-4(b)(2).

(m) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is a Parent Subsidiary that is a Taxable REIT Subsidiary of Parent) or (ii) has any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(n) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Intended Tax Treatment.

(p) Neither the Parent nor any of the Parent Subsidiaries (i) has, or has ever had a permanent establishment (within the meaning of an applicable income Tax treaty) in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country, other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident (other than withholding Tax collected at source).

(q) Neither the Parent nor any of the Parent Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 5.11 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Merger Sub or one of the Parent Subsidiaries owns fee simple title to or has a leasehold interest in or an equivalent contractual right to conduct all or a portion of Parent’s business upon, each of the real properties identified as owned by Parent in the Parent SEC Reports (collectively, the “Parent Properties”). In each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for (i) liens for taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, Merger Sub nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of Parent Properties, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(c) Except as would not have, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, or mineral or subsurface rights granted to or retained by another, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(d) To the Parent’s Knowledge, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no boundary disputes relating to any Parent Properties and no encroachments materially and adversely affecting the use of any Parent Properties and (ii) with respect to each Parent Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Parent and each Parent Subsidiary as presently conducted to the extent related to such Parent Property.

Section 5.12 Environmental Matters.

(a) Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or have liability under, any Environmental Law, the subject of which remains unresolved, except as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(d) Since January 1, 2021, neither Parent nor any Parent Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by Parent or the Parent Subsidiaries, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 5.12 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.13 Opinion of Financial Advisor. BofA Securities, Inc., a subsidiary of Bank of America Corporation, the Parent’s financial advisor, rendered to the Parent Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. Such opinion has not been materially amended or rescinded as of the date of this Agreement.

Section 5.14 Vote Required. No vote of the stockholders of Parent is necessary for the approval of the Company Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent.

Section 5.15 Parent Material Contracts.

(a) The Parent SEC Reports set forth a true, correct and complete list of all Parent Material Contracts as of the date hereof. Each Parent Material Contract is legal, valid, binding and enforceable on the Parent, Merger Sub and each Parent Subsidiary that is a party thereto, and, to Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) None of Parent, Merger Sub or any Parent Subsidiary is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent, Merger Sub or any Parent Subsidiary has received written, or to Parent’s Knowledge, oral notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.16 Related Party Transactions. From January 1, 2021 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 5.17 Insurance. Parent, Merger Sub and the Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by Parent, Merger Sub or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer and (b) would have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.18 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders, or at the Company Stockholder Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its officers and directors, Merger Sub and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of any Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Parent Parties.

Section 5.19 Investment Company Act. None of Parent, Merger Sub or any Parent Subsidiary is required to be registered under the Investment Company Act.

Section 5.20 Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.21 No Other Representations or Warranties. The Parent Parties acknowledge that, except for the representations and warranties made by the Company and the Partnership in Article V, neither the Company, the

Partnership nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article VI

Conduct of Business Pending the Mergers

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as otherwise expressly required or permitted by this Agreement, (iii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present officers, and (4) preserve the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, none of the Company Parties or any of the Company Subsidiaries will, during the Interim Period, except (w) to the extent required by Law, (x) as otherwise expressly required or permitted by this Agreement, (y) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures:

(a) split, combine, reclassify or subdivide any shares of capital stock, units or other equity securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b) declare, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or otherwise) in respect of, any shares of capital stock of the Company, any units of the Partnership or other equity securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any permitted dividends paid on the Company Common Shares and distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units, in each case in accordance with the Partnership Agreement; (iii) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) distributions to the extent required for the Company to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company;

(c) except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries or (ii) exchanges of Partnership LTIP Units or Partnership OP Units for Company Common Shares, in accordance with the Partnership Agreement, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity interests or shares of capital stock of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of any Company Party or a Company Subsidiary, other than (i) the repurchase of Company “excess shares” pursuant to the Company Charter, (ii) the repurchase or withholding of Company Common Shares to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards, (iii) the redemption or purchase of Partnership LTIP Units or Partnership OP Units to the extent required under the terms of the Partnership Agreement, or (iv) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e) acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except (i) as set forth in Section 6.1(e) of the Company Disclosure Schedule or (ii) acquisitions at a total cost of less than $1,000,000 in the aggregate; provided, however, that the Company and the Company Subsidiaries shall be permitted to take any action they are obligated to take under any joint venture agreement to which the Company or such Company Subsidiaries are a party as of the date of this Agreement and that has been provided to Parent prior to the date of this Agreement;

(f) except as set forth in Section 6.1(f) of the Company Disclosure Schedule, sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except (i) sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $1,000,000 in the aggregate, (ii) pledges or Encumbrances of direct or indirect equity interests in entities from time to time under the Company Credit Facilities, (iii) by the Company, or any wholly owned Company Subsidiary, with, to or from any existing wholly owned Company Subsidiary, or (iv) as required under any joint venture agreement to which the Company or such Company Subsidiaries are a party as of the date of this Agreement and that has been provided to Parent prior to the date of this Agreement;

(g) (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)), (B) Indebtedness incurred in connection with the funding of any transactions permitted by this Section 6.1 (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and (3) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (D) any additional Indebtedness in an amount that, in the aggregate, does not exceed $5,000,000 (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (E) as set forth in Section 6.1(h) of the Company Disclosure Schedule, (F) inter-company Indebtedness among the Company and the Company Subsidiaries, or (G) any surety bonds not exceeding $500,000 individually or $1,000,000 in the aggregate, which, in the case of each of clauses (A) through (G), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (ii) loans or advances required to be made under any ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iii) loans, advances or capital contributions required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party and that are set forth on Section 6.1(i) of the Company Disclosure Schedule, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(i) subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares, Partnership LTIP Units or Partnership OP Units, are in accordance with Section 7.10;

(j) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(k) enter into any new line of business;

(l) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(m) enter into any joint venture, partnership or new funds or other similar agreement;

(n) except as required by applicable Law, as required by the terms of any Company Employee Program as in effect on the date hereof, as set forth in Section 6.1(n) of the Company Disclosure Schedule, including the Company 2022 Retention Plan, or as required by any other provision of this Agreement (i) hire any officer or employee (with an annual compensation in excess of $75,000) of the Company or promote or appoint any Person to a position of officer of the Company (other than to replace any officer below the level of vice president that departs after the date of this Agreement), or hire or retain any consultant except pursuant to an agreement terminable by the Company upon notice of 30 days or less without any fee or penalty to the Company, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any current or former directors, officers or employees of the Company or any Company Subsidiary, (iii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other Company Employee Program, (iv) accelerate the vesting or payment of any award under any Company Equity Incentive Plan or of any other compensation or benefits to any current or former directors, officers or employees of the Company or any Company Subsidiary, (v) grant any awards under any Company Equity Incentive Plan or any bonus, incentive, performance or other compensation plan or arrangement, or (vi) fund or otherwise secure the payment of any compensation or benefits under any Company Employee Program;

(o) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Charter or Company Bylaws, or (ii) the Partnership Agreement or Certificate of Limited Partnership, or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(p) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Company Parties to consummate the Mergers;

(q) amend any term of any outstanding shares of capital stock or other equity security of the Company or any Company Subsidiary;

(r) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent, Merger Sub or any Parent Subsidiary, (iv) the entry into any customer or commercial contracts in the ordinary course of business, (v) any renewal of any of the insurance policies of the Company upon the scheduled termination on substantially the same terms as currently in effect, or (vi) set forth in Section 6.1(r) of the Company Disclosure Schedule

(s) except as set forth in Section 6.1(s) of the Company Disclosure Schedule, enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(t) make or commit to make any capital expenditures except (i) pursuant to the Company’s budget set forth in Section 6.1(t) of the Company Disclosure Schedule, (ii) capital expenditures necessary to repair any casualty losses in an amount up to $1,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iii) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(u) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company to fail to qualify as a REIT, or (ii) any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(v) enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be, provided, however, that in the case of each of clauses (i) and (ii), the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action;

(w) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Intended Tax Treatment;

(x) permit any insurance policy naming the Company or any of the Company Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(y) except to the extent permitted by Section 7.4(b), take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(z) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of the Company, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S.

federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Company or the Partnership from purchasing or redeeming Partnership LTIP Units or Partnership OP Units from holders of Partnership LTIP Units or Partnership OP Units pursuant to Section 8.05 of the Partnership Agreement; provided, however, that in the case of each of clauses (i) and (ii), if such action would otherwise constitute a breach of this Agreement, the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action.

Section 6.2 Conduct of Business by Parent. During the Interim Period, except (i) to the extent required by Law, (ii) as otherwise expressly required or permitted by this Agreement, (iii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Significant Subsidiaries to use its commercially reasonable efforts to, (A) carry on their respective businesses in all material respects in ordinary course, consistent with past practice, and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers, and (4) preserve Parent’s status as a REIT within the meaning of the Code. Without limiting the foregoing, neither the Parent Parties nor any Parent Significant Subsidiary will, during the Interim Period, except (w) to the extent required by Law, (x) as otherwise expressly required or permitted by this Agreement, (y) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures:

(a) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of capital stock of Parent, any interests in Merger Sub or other equity securities or ownership interests in Parent, Merger Sub or any Parent Significant Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) dividends or distributions, declared, set aside or paid by any Parent Significant Subsidiary to Parent or any Parent Significant Subsidiary that is, directly or indirectly, wholly owned by Parent; (iii) distributions by any Parent Significant Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the organizational documents of such Parent Significant Subsidiary; and (iv) distributions to the extent required for Parent or any Parent Subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by Parent or such Parent Subsidiary REIT;

(b) acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property that, in each case, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers on a timely basis;

(c) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(d) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(e) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter (other than any amendments necessary to effect the Company Merger or the other transactions contemplated hereby) or Parent Bylaws, (ii) the Merger Sub LLC Agreement (other than any amendments necessary to effect the Partnership Merger, the Company Merger or the other transactions contemplated hereby) or Merger Sub Certificate or (iii) such equivalent organizational or governing documents of any Parent Significant Subsidiary material to Parent, Merger Sub and the Parent Significant Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(f) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Merger Sub or any Parent Significant Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(g) take any action that would, or fail to take action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) any Parent Significant Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(h) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Intended Tax Treatment;

(i) take any action that would result in any vote of the stockholders of Parent being required for the approval of the Company Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent;

(j) except to the extent permitted by Section 7.4(b) or as required by applicable Law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(k) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Parent Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, if such action would otherwise constitute a breach of this Agreement, Parent shall promptly notify the Company of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Merger Sub’s or any Parent

Subsidiary’s operations prior to the Partnership Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Partnership Merger Effective Time. Prior to the Partnership Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

Covenants

Section 7.1 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting; Listing Application.

(a) As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Mergers, which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to Nasdaq the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Mergers on Nasdaq. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by Nasdaq as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of capital stock or other equity interests as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the Nasdaq listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or Nasdaq and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from Nasdaq for amendments or supplements to the Nasdaq listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or Nasdaq, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the Nasdaq listing application received from Nasdaq and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from Nasdaq with respect to the Nasdaq listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from Nasdaq with respect to the Nasdaq listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the Nasdaq listing application to Nasdaq or responding to any comments of Nasdaq, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the Nasdaq listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the

Exchange Act, Nasdaq rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Mergers, and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent, Merger Sub or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c) As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”). The Company shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided, however, that in no event shall the Company be required to cause the Proxy Statement/Prospectus to be mailed prior to the thirty-fifth (35th) day following the date hereof. The Company Recommendation shall be included in the Proxy Statement/Prospectus and the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, unless a Change in Company Recommendation has occurred in compliance with Section 7.4(a)(iv) or Section 7.4(a)(v). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Company Merger; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent.

Section 7.2 Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the Parties reasonably deem appropriate; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other

Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3 Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any Law or any contract, agreement or instrument to which the Company, the Partnership or any Company Subsidiary or Parent, Merger Sub or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

Section 7.4 Acquisition Proposals; Changes in Recommendation.

(a) Except as expressly provided in this Section 7.4, from and after the date hereof, the Company shall not, shall cause the Company Subsidiaries and its and their respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives not to, directly or indirectly, (w) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (x) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person relating to, an Acquisition Proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an Acquisition Proposal, (y) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal (an “Acquisition Agreement”), or (z) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit the Company or its Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(i) Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted to take the following actions, prior to the Company Stockholder Meeting, in response to an unsolicited bona fide written Acquisition Proposal by a Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(b)) and which the Company Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal, and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), the Company must comply with its obligations under Section 7.4(a)(ii) with respect to such Acquisition Proposal and must notify Parent that it intends to take such action with respect to such Acquisition Proposal. The Company shall provide Parent with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal promptly (but in no event later than twenty-four (24) hours) after furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to Parent. For purposes of this Section 7.4(a)(i), an “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are not materially more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to Parent; provided, however, that such confidentiality agreement shall not contain any standstill.

(ii) The Company shall promptly (but in no event later than twenty-four (24) hours) notify Parent orally, and promptly thereafter in writing, of the receipt by the Company, the Partnership, the Company Board or any of their respective Representatives of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). The Company shall (A) promptly (but in no event later than twenty-four (24) hours) notify Parent, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (B) keep Parent informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal.

(iii) Except as provided in Section 7.4(a)(iv) or Section 7.4(a)(v), neither the Company Board nor any committee thereof shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Parent Parties, the Company Recommendation, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions included within the definition of an Acquisition Proposal), (C) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of Company Common Shares, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days after Parent so requests in writing, (F) authorize, cause or permit the Company or any of its Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(a)(i)), or (G) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (F) (any action set forth in this Section 7.4(a)(iii), a “Change in Company Recommendation”).

(iv) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation or terminate this Agreement pursuant to Section 9.1(e), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(b)), is made to the Company and is not withdrawn, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (D) three (3) Business Days (the “Notice Period”) shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Superior

Proposal Notice”), which Superior Proposal Notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement, (E) during such Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Company Board, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to do so would be inconsistent with their duties as directors under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, that (1) in the event of any change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent an additional Superior Proposal Notice and the Notice Period shall recommence (provided that any such new Notice Period shall be a period of two (2) Business Days following receipt by Parent of any such additional Superior Proposal Notice and ending at 11:59 p.m. (New York time) on such second (2nd) Business Day) and the Company shall be required to comply with subclauses (E) and (F) above anew (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the three (3) Business Day duration applicable to the initial Notice Period) and (2) in the event the Company Board does not determine in accordance with the immediately preceding clause (F) that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.4 or terminate this Agreement pursuant to Section 9.1(e) with respect to an Acquisition Proposal (whether from the same or different Person), the foregoing procedures and requirements referred to in this Section 7.4(a)(iv) shall apply anew prior to the taking of any such actions.

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation (but only as set forth in clauses (A) or (C) or, to the extent related to clauses (A) or (C), clause (G) of Section 7.4(a)(iii)) if and only if (A) an Intervening Event has occurred, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (C) three (3) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement) to Parent advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (E) the Company Board, following such Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the Company Board does not make such a Change in Company Recommendation following such Intervening Event Notice Period, but thereafter determines to make such a Change in Company Recommendation pursuant to this Section 7.4(a)(v) in circumstances not involving an Acquisition Proposal, the foregoing procedures and requirements referred to in this Section 7.4(a)(v) shall apply anew prior to the taking of any such actions.

(vi) Nothing contained in this Section 7.4 shall prohibit the Company from (A) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 (a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Company Board reasonably determines (after consultation with its outside counsel) is required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that any such disclosure does not contain or otherwise constitute a Change in Company Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Company Recommendation unless in compliance with Section 7.4(a)(iv) or Section 7.4(a)(v).

(b) Upon execution of this Agreement, the Company agrees that it will and will cause the Company Subsidiaries, and its and their Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms and (iii) request that any such Third Party and its Representatives (A) destroy or return all confidential information concerning the Company or the Company Subsidiaries furnished by or on behalf of the Company or any of the Company Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between the Company or any of the Company Subsidiaries and such Person. The Company agrees that it will promptly inform its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any violation of the restrictions set forth in this Section 7.4 by any director or officer of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company for purposes of this Agreement.

(c) Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Company Merger to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

(d) Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), approval of the Company Merger is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholder Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Stockholder Meeting to obtain the Company Stockholder Approval, which the Company shall propose to be acted on by its stockholders at the Company Stockholder Meeting.

(e) The Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement.

Section 7.5 Directors’ and Officers’ Indemnification.

(a) From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall, for a period of six (6) years from the Company Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent.

(b) Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified parties for a period of six (6) years following the Company Merger Effective Time; provided, however, that if at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c) Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 300% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d) If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e) The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of the Company Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent, Merger Sub and Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Partnership Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreements to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party (I) in pursuing its own business activities (operating in the ordinary course) or (II) in connection with the activities contemplated by Section 7.18.

(b) Prior to the Company Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this

Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.7 Public Announcements. Except with respect to any Change in Company Recommendation or any action taken by the Company or the Company Board pursuant to and in accordance with Section 7.4 and the Initial Press Release (as defined below), so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement, none of the Company or the Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the Initial Press Release or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party. The Parties have agreed upon the form of a press release announcing the Mergers and the execution of this Agreement (the “Initial Press Release”) and shall make the Initial Press Release no later than one Business Day following the date on which this Agreement is signed.

Section 7.8 Employment Matters.

(a) For a period commencing on the Company Merger Effective Time and ending on the date that is twelve (12) months following the Closing Date, Parent shall, and shall cause each Parent Subsidiary, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who remains employed by Parent or any Parent Subsidiary during such period (each, a “Continuing Employee” and collectively, the “Continuing Employees”), with (i) a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate in effect with respect to such Continuing Employee immediately prior to the Company Merger Effective Time, (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Company Merger Effective Time, and (iii) other compensation and benefits (including severance benefits, paid-time off, health insurance and equity-based compensation opportunities) that are substantially comparable, in the aggregate, to the compensation and benefits provided to such Continuing Employee immediately prior to the Company Merger Effective Time.

(b) To the extent that the termination of employment of some or all employees of the Company or any Company Subsidiary who are not Continuing Employees results in or contributes to the existence of a qualifying event under any WARN Act following the Closing, Parent shall be responsible for all notice and payment requirements under such WARN Act.

(c) Parent shall, and shall cause the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by Parent and the Parent Subsidiaries in which such Continuing Employee is eligible to participate (“Parent Employee Program”) (but, for the avoidance of doubt, not for purposes of any benefit accrual under any defined benefit pension plan or other retirement or savings plan) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary as of the date of this Agreement, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, (ii) such service was not recognized under the corresponding Company Employee Program, or (iii) such service would not apply for the purpose of any Parent Employee Program under which similarly situated employees of Parent and the Parent Subsidiaries do not receive credit for prior service (including prior service with predecessor employers) or that is grandfathered or frozen, either with respect to eligibility to participate, vesting or level of benefits.

(d) To the extent permitted by applicable Law, Parent shall use, and shall cause the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(e) During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8 and the Company and the Company Subsidiaries agree, upon the reasonable request of Parent, to assist the Parent Parties with respect to post-closing employment matters relating to employees of the Company and the Company Subsidiaries.

(f) Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent, the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent, or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9 Certain Tax Matters.

(a) Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares, Partnership LTIP Units or Partnership OP Units, all Transfer Taxes.

(c) The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the Company’s qualification for taxation as a REIT (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2022 taxable year. The Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Company Merger Effective Time.

Section 7.10 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, any of the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of the Mergers or the other transactions contemplated by this Agreement.

(b) Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or the Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11 Section 16 Matters. Prior to the Company Merger Effective Time, the Company, and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Shares (including derivative securities with respect thereto) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12 Voting of Company Common Shares. Parent shall vote all Company Common Shares beneficially owned by it, Merger Sub or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Company Merger.

Section 7.13 Termination of Company Equity Incentive Plans. Prior to the Company Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plans to effect the intent of Article III and to terminate the Company Equity Incentive Plans effective as of the Company Merger Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plans following the Company Merger Effective Time and no Person shall otherwise acquire any interest in the Company, Parent, Merger Sub or any Parent Subsidiary, whether by purchase, exercise or otherwise, under the Company Equity Incentive Plans after the Company Merger Effective Time.

Section 7.14 Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.15 Tax Representation Letters.

(a) The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to King & Spalding LLP (“Company Counsel”), counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP (“Parent Counsel”), counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Company counsel or Parent Counsel (or such other counsel described in Section 8.2(c) and Section 8.3(d)) to render the opinions described in Section 8.2(c) and Section 8.3(d), respectively, on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Company Counsel, Parent Counsel or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Company Counsel, or other counsel described in Section 8.2(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), , as described in Section 8.2(e), and Parent Counsel, or other counsel described in Section 8.3(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.3(e).

(b) The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Parent Counsel or other counsel described in Section 8.3(d), a tax representation letter, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Parent Counsel, or such other counsel described in Section 8.3(d), to render the opinion described in Section 8.3(d) on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Company Counsel, Parent Counsel or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Company Counsel, or other counsel described in Section 8.2(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.2(e), and Parent Counsel, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.3(e).

Section 7.16 Accrued Dividends. In the event that a distribution with respect to the Company Common Shares permitted under the terms of this Agreement has (a) a record date prior to the Company Merger Effective Time and (b) has not been paid as of the Company Merger Effective Time, the holders of Company Common Shares, Partnership LTIP Units and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17 Dividends and Distributions.

(a) From and after the date of this Agreement until the earlier of the Partnership Merger Effective Time and termination of this Agreement pursuant to Section 9.1, neither Parent nor the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders or shareholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, (A) the authorization and payment of quarterly distributions at a rate not in excess of $0.075 per share, per quarter and (B) for the avoidance of doubt, the regular distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any dividends paid on the Company Common Shares in accordance with the terms of the Partnership Agreement and (ii) in the case of Parent, the authorization and payment of quarterly distributions at a rate not in excess of $0.44 per share, per quarter; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Shares or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Shares and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Shares and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that any such quarterly distribution by the Company and Parent shall have the same record date and the same payment date in order to ensure that the stockholders of the Company and the shareholders of Parent receive the same number of such dividends prior to the Partnership Merger Effective Time. The intent of the foregoing is to ensure that each Party’s respective stockholders and shareholders receive the same number of dividends, paid at the rates authorized above, and should not be read to require that the Parties declare dividends of equivalent amounts.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders or shareholders in excess of the amounts described in Section 7.17(a) distributing any amounts determined by such

Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”). Except as necessary to fulfil the purposes of the REIT Dividend, the record date for the REIT dividend shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date (and in the case of a dividend payable by the Company, will be paid by Parent as agent on behalf of the Company solely out of Company assets segregated by Parent for such purpose).

(c) If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Stockholder Meeting and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Shares, in an amount per Company Common Share equal to the quotient obtained by dividing (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the product of (1) the REIT Dividend declared by the Company with respect to each Company Common Share and (2) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date (and in the case of a dividend payable by the Company, will be paid by Parent as agent on behalf of the Company solely out of Company assets segregated by Parent for such purpose).

Section 7.18 Other Transactions; Parent-Approved Transactions. During the Interim Period, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) identify certain assets that Parent may desire to be purchased by one or more Parent Subsidiaries or the Affiliates of the Parent Parties from one or more Company Subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (b) identify certain assets that Parent may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the Affiliates of the Parent Parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, (c) cause such purchases or sales referred to in the foregoing clauses (a) and (b) to be completed pursuant to such terms as may be designated by Parent and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (d) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (e) cause any Company Subsidiary to make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes or to revoke a previously made Taxable REIT Subsidiary Election, (f) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price and on such other terms as designated by Parent, (g) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a Company Subsidiary is a party, (h) sell or cause to be sold any of the assets and properties of the Company or one or more Company Subsidiaries at a price and on such other terms as designated by Parent, and (i) otherwise effect such transactions as would facilitate the tax-efficient combination and integration of the Company and Company Subsidiaries with the Parent and the Parent Subsidiaries (any action or transaction described in clause (a) through (i), a “Parent-Approved Transaction”) ; provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries existing as of the date hereof, (B) any Company Material Contract existing as of the date hereof, or (C) applicable Law, (ii) any such conversions, effective times of terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or the Company Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by the Company of a written notice from Parent to such effect and that the

Parent Parties are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration or the Fractional Share Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to materially increase the unreimbursed United States federal, state or local income Tax being imposed on any holder of Partnership LTIP Units or Partnership OP Units (other than the Company or any Company Subsidiary), as compared to the amount of Tax such holder would be required to pay had the Closing occurred without the taking of such action. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.18. The Company shall not be deemed to have made a Change in Company Recommendation or entered into or agreed to enter an Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 9.3(a), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 9.3(a). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 7.18, and Parent shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed), other than any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that result from the gross negligence or willful misconduct by the Company or any Company Subsidiary or from their failure to comply with any instructions of Parent with respect to any such actions.

Section 7.19 Financing Cooperation. During the Interim Period, the Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Credit Facilities) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the Company Debt Agreements and delivering all officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.19 shall be effective at or immediately prior to the Partnership Merger Effective Time (other than any notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Partnership Merger Effective Time).

Section 7.20 Withholding Certificates. The Company shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time (i) a duly executed certificate of non-foreign status, dated as of the date of the Company Merger Effective Time, from each holder of Partnership LTIP Units or Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) in compliance with Treasury Regulations 1.1445-2(b)(2), Section 1446(f)(2)(A) of the Code, and Treasury Regulations Section 1.1446(f)-2(b)(2), and (ii) in the case of each such holder that is not a “United States person,” such other certificates as will permit all payments to such holder under this Agreement to be made free of any withholding; provided, however, that in the event that any such certificate is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

Article VIII

Conditions to the Mergers

Section 8.1 Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the other Parties, at or prior to the Closing, of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(c) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(d) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (other than Section 4.1(c)) (Existence, Good Standing; Compliance with Law), Section 4.2 (Authority), Section 4.4 (Subsidiary Interests), Section 4.5 (Other Interests), Section 4.18 (Vote Required) and Section 4.24 (Investment Company Act), shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.25 (Takeover Statutes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time),

(iii) the representations and warranties of the Company Parties contained in Section 4.17 (Opinion of Financial Advisor) shall be true and correct in all respects as of the date hereof, (iv) the representations and warranties of the Company Parties contained in Section 4.3 (other than Section 4.3(c)) (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (v) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (v), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (v), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c) REIT Qualification Opinion. Parent shall have received a written tax opinion of Company Counsel (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 2009 and ending immediately prior to the Company Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(d) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e) Section 368 Opinion. Parent shall have received the written opinion of Parent Counsel (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Section 8.3 Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law), Section 5.2 (Authority) and Section 5.18 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Parent Parties contained in Section 5.14 (Vote Required) and Section 5.20 (Takeover Statute) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d) REIT Qualification Opinion. The Company shall have received a tax opinion of Parent Counsel (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 2006 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e) Section 368 Opinion. The Company shall have received the written opinion of Company Counsel (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Article IX

Termination, Amendment and Waiver

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the receipt of Company Stockholder

Approval (unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by either the Company or Parent, by written notice to the other Party:

(i) if, upon the completion of the voting at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iii) if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on the date that is six (6) months after the date of this Agreement (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date;

(c) by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Company Parties before such earlier date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d) by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Parent Parties before such earlier date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e) by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(a)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(b) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal; or

(f) by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Stockholder Approval is obtained, or (ii) upon a Willful Breach of Section 7.4 by the Company.

Section 9.2 Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreements and the agreements contained in Section 7.6(b) (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees), Section 9.4 (Payment of Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any Fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Termination Fees.

(a) If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement, the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced or otherwise communicated to the Company Board prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 9.1(b)(i)) or prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iii) or Section 9.1(c)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions included within the definition of an Acquisition Proposal is consummated or the Company or a Company Subsidiary enters into an Acquisition Agreement that is later consummated, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal or such executed Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(b) If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, either prior to or concurrently with the occurrence of such termination (in the case of Section 9.1(e)) or within two (2) Business Days of such termination (in the case of Section 9.1(f)).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion; and

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(b) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of Fraud or a Willful Breach of this Agreement by any of the Company Parties.

(d) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 9.3, such that the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4 Payment of Termination Fee.

(a) In the event that the Company is obligated to pay Parent the Termination Fee, the Company shall pay to Parent from the Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Termination Fee and (ii) the sum of (A) the maximum amount that can be paid to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Parent’s independent certified public accountants (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event Parent receives either (1) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Parent’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Company (that is reasonably satisfactory to Parent) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time the Company is obligated to pay Parent such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b) The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent (or its designee), or (ii) a letter from Parent’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent (or its designee) of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Termination Fee, as applicable, to Parent (or its designee). The Company agrees to amend this Section 9.4(b) at the request of Parent in order to (A) maximize the portion of the Termination Fee, as applicable, that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve Parent’s chances of securing a favorable ruling described in this Section 9.4(b) or (C) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Termination Fee that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Company to pay the unpaid portion of the Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c) Except at set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

Section 9.6 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Article X

General Provisions

Section 10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a) if to any of the Parent Parties:

PotlatchDeltic Corporation

601 West First Avenue

Suite 1600

Spokane, Washington 99201

Attention:	General Counsel
Email:	[****]

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

Attention:	Andrew Bor

Lance Bass

Email:	[****]

(b) if to any of the Company Parties:

CatchMark Timber Trust, Inc.

5 Concourse Parkway

Suite 2650

Atlanta, Georgia 30328

Attention:	General Counsel
Email:	[****]

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

Attention:	Spencer Johnson

Tony Rothermel

John Anderson

Email:	[****]

Section 10.2 Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least two (2) Business Days prior to the date of this Agreement, (b) furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least two (2) Business Days prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least two (2) Business Days prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Partnership Merger Effective Time. This Section 10.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Partnership Merger Effective Time.

Section 10.4 Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreements, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5 Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Section 2.4(a), which shall inure to the benefit of the Company Designated Director who is expressly intended to be a third-party beneficiary thereof and who may enforce the covenants contained therein so long as the Company Designated Director serves on the Parent Board, (b) Article II and Article III, which shall inure to the benefit of the stockholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (c) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7 Choice of Law/Consent to Jurisdiction.

(a) The Partnership Merger shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to its rules of conflict of laws. Except as provided in the immediately preceding sentence, all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b) Each of the Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (the “Maryland Court”) for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each of the Parties agrees, (i) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such

Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.8 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) The Parties’ right of specific enforcement is an integral part of the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CATCHMARK TIMBER TRUST, INC.

By:	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Chief Executive Officer and President

CATCHMARK TIMBER OPERATING PARTNERSHIP, L.P.

By: CatchMark Timber Trust, Inc., its general partner

By:	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

POTLATCHDELTIC CORPORATION

By:	/s/ Eric J. Cremers
	Name:	Eric J. Cremers
	Title:	President and Chief Executive Officer

HORIZON MERGER SUB 2022, LLC

By: PotlatchDeltic Corporation, its sole member

By:	/s/ Eric J. Cremers
	Name:	Eric J. Cremers
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

May 29, 2022

Board of Directors

CatchMark Timber Trust, Inc.

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that CatchMark Timber Trust, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) by and among PotlatchDeltic Corporation (“Buyer”), Horizon Merger Sub 2022, LLC (“Merger Sub”) and the Company pursuant to which the Company will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (each, a “Company Common Share”) (other than Company Common Shares held by the Company Parties, the Parent Parties (each as defined in the Merger Agreement) or any of their respective wholly owned subsidiaries (collectively, the “Excluded Shares”)) will be automatically converted into the right to receive 0.230 shares of common stock of Buyer, par value $1.00 per share (“Buyer Common Stock”), and cash payable in lieu of fractional shares of Buyer Common Stock as specified in the Merger Agreement (collectively the “Merger Consideration”), on the terms and conditions more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Company Common Shares (other than Excluded Shares) pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated May 29, 2022;

(ii)

reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2021 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022;

(iii)

reviewed the audited consolidated financial statements of Buyer contained in its Annual Reports on Form 10-K for the three years ended December 31, 2021 and the unaudited consolidated financial statements of Buyer contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022;

(iv)	reviewed and discussed with management of the Company and Buyer certain other publicly available information concerning the Company and Buyer, respectively;

(v)

reviewed certain non-public information concerning the Company made available to us by the Company, including internal financial analyses and forecasts prepared by its management and approved for our use by the Board and held discussion with the Company’s management regarding such projections and recent developments;

(vi)	reviewed certain non-public information concerning Buyer made available to us by Buyer, including internal financial analyses and forecasts prepared by its management and approved for our use by the

One Financial Plaza | 501 N. Broadway | St. Louis, Missouri 63102 | (314) 342-2000

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Board and held discussion with Buyer’s management regarding such projections and recent developments;

(vii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(viii)	participated in certain discussions and negotiations between representatives of the Company and Buyer;

(ix)	reviewed the reported prices and trading activity of the equity securities of each of the Company and Buyer;

(x)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(xi)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xii)

took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or Buyer, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company and Buyer, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Buyer, as applicable, as to the future operating and financial performance of the Company and Buyer, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or Buyer since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or Buyer’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company or Buyer. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ

One Financial Plaza | 501 N. Broadway | St. Louis, Missouri 63102 | (314) 342-2000

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE |  www.stifel.com

materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, Buyer or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration to be received by holders of Company Common Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of Company Common Shares and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of Company Common Stock including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code, as amended; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Common Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; or (v) the related merger of CatchMark Timber Operating Partnership, L.P. (the “Operating Partnership”), a subsidiary of the Company, with and into Merger Sub or the consideration to be received by partners of the Operating Partnership in connection with such merger. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or Buyer’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Further, as the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, Buyer or the Merger. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of the Company or Buyer as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other

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alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger. Stifel may seek to provide investment banking services to Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and Buyer and may at any time hold a long or short position in such securities.

Stifel’ s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel ‘ s engagement letter with the Company, dated December 30, 2021 .

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Company Common Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of Company Common Shares.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

One Financial Plaza | 501 N. Broadway | St. Louis, Missouri 63102 | (314) 342-2000

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE |  www.stifel.com

B-4